UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Statements

December 31, 2021

(A free translation of the original in Portuguese)

ÍNDICE

PETROBRAS

2

STATEMENT OF FINANCIAL POSITION

PETROBRAS

December 31, 2021 and 2020 (In millions of reais, unless otherwise indicated)

Assets		Consolidated		Parent Company		Liabilities		Consolidated		Parent Company
	Notes	2021	2020	2021	2020		Notes	2021	2020	2021	2020

Current assets						Current liabilities
Cash and cash equivalentes	7.1	58,410	60,856	2,930	5,180	Trade payables	15	30,597	35,645	32,734	75,543
Marketable securities	7.2	3,630	3,424	3,630	2,963	Finance debt	32.1	20,316	21,751	155,461	76,783
Trade and other receivables	13.1	35,538	24,584	100,110	44,321	Lease liability	33	30,315	29,613	31,544	30,883
Inventories	14	40,486	29,500	33,906	25,452	Income taxes payable	16.1	4,089	1,029	3,599	225
Recoverable income taxes	16.1	911	2,170	526	1,566	Other taxes payable	16.2	22,325	13,696	22,022	13,270
Other recoverable taxes	16.2	6,600	11,313	5,842	10,226	Dividends payable	34.5	−	4,457	−	4,411
Others	20	8,777	6,395	10,469	7,573	Employee benefits	17	11,967	18,199	11,233	17,467
		154,352	138,242	157,413	97,281	Others	20	10,464	8,338	8,745	5,944
								130,073	132,728	265,338	224,526
Assets classified as held for sale	31	13,895	4,081	13,142	3,582	Liabilities related to assets classified as held for sale	31	4,840	3,559	4,651	3,369
		168,247	142,323	170,555	100,863			134,913	136,287	269,989	227,895

Non-current assets						Non-current liabilities
Long-term receivables						Finance debt	32.1	178.908	258.287	306.944	357.491
Trade and other receivables	13.1	10,603	13,675	8,450	11,369	Lease liability	33	98.279	82.897	106.693	90.404
Marketable securities	7.2	247	227	247	226	Income taxes payable	16.1	1.676	1.853	1.637	1.810
Judicial deposits	18.2	44,858	37,838	44,543	37,487	Deferred income taxes	16.1	6.857	1.015	14.807	−
Deferred income taxes	16.1	3,371	33,524	−	20,518	Employee benefits	17	52.310	76.219	51.576	74.973
Other tax assets	16.2	18,197	16,411	17,845	15,833	Provision for legal proceedings	18.1	11.263	11.427	10.382	10.301
Others	20	2,716	3,299	2,694	3,083	Provision for decommissioning costs	19	87.160	97.595	86.713	97.194
		79,992	104,974	73,779	88,516	Others	20	12.004	10.689	12.126	10.122
								448.457	539.982	590.878	642.295
								583.370	676.269	860.867	870.190

						Equity
						Share capital	34.1	205,432	205,432	205,432	205,432
Investments	29	8,427	17,010	269,825	241,875	Capital reserve, capital transactions and shares in treasury		3,097	2,449	3,313	2,665
Property, plant and equipment	23	699,406	645,434	717,355	670,088	Profit reserves		164,244	127,512	164,028	127,296
Intangible assets	24	16,879	77,678	16,682	77,258	Accumulated other comprehensive (deficit)		14,556	(26,983)	14,556	(26,983)
		804,704	845,096	1,077,641	1,077,737	Attributable to the shareholders of Petrobras		387,329	308,410	387,329	308,410
						Non-controlling interests	29.5	2,252	2,740	−	−
								389,581	311,150	387,329	308,410

		972,951	987,419	1,248,196	1,178,600			972,951	987,419	1,248,196	1,178,600
The notes form an integral part of these financial statements.

3

STATEMENT OF INCOME

PETROBRAS

December 31, 2021 and 2020 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
	Notes	2021	2020	2021	2020

Sales revenues	8	452,668	272,069	446,862	253,993
Cost of sales	9.1	(233,031)	(148,107)	(241,616)	(152,258)
Gross profit		219,637	123,962	205,246	101,735

Income (expenses)
Selling expenses	9.2	(22,806)	(25,020)	(24,110)	(20,921)
General and administrative expenses	9.3	(6,340)	(5,525)	(5,031)	(3,897)
Exploration costs	26	(3,731)	(4,170)	(3,718)	(4,134)
Research and development expenses		(3,033)	(1,819)	(3,032)	(1,818)
Other taxes		(2,180)	(4,971)	(1,913)	(4,345)
Impairment of assets	25	16,890	(34,259)	17,050	(43,342)
Other income and expenses	10	3,967	4,695	2,905	40,845
		(17,233)	(71,069)	(17,849)	(37,612)

Income before finance income (expenses), results in equity-accounted investments and income taxes		202,404	52,893	187,397	64,123

Net finance income (expense):	11	(59,256)	(49,584)	(62,666)	(79,789)
Finance income		4,458	2,821	4,249	2,940
Finance expense		(27,636)	(31,108)	(30,936)	(35,692)
Foreign exchange gains (losses) and inflation indexation		(36,078)	(21,297)	(35,979)	(47,037)
Results in equity-accounted investments	29.3	8,427	(3,272)	23,071	17,663
Net income before income taxes		151,575	37	147,802	1,997

Income taxes	16.1	(44,311)	6,209	(41,134)	5,111

Net income of the year		107,264	6,246	106,668	7,108
Attributable to:
Shareholders of Petrobras		106,668	7,108	106,668	7,108
Non-controlling interests		596	(862)	−	−
Net income of the year		107,264	6,246	106,668	7,108
Basic and diluted earnings per weighted-average of common and preferred share (in R$)	34.6	8.18	0.54	8.18	0.54

The Notes form an integral part of these Financial Statements.
4

STATEMENT OF COMPREHENSIVE INCOME

PETROBRAS

December 31, 2021 and 2020 (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2021	2020	2021	2020
Net income for the year	107,264	6,246	106,668	7,108

Items that will not be reclassified to the statement of income:

Unrealized gains / (losses) on equity instruments measured at fair value through other comprehensive income
Recognized in equity	−	(6)	−	(6)
Deferred Income tax	−	2	−	2
	−	(4)	−	(4)

Actuarial gains (losses) on post-employment defined benefit plans	27,735	12,853	26,963	11,970
Deferred Income tax	(7,207)	(698)	(7,119)	(612)
	20,528	12,155	19,844	11,358

Equity-accounted investments over other comprehensive income in invested companies	−	270	669	1,042

Items that may be reclassified subsequently to the statement of income:
Unrealized gains(losses) on cash flow hedge - highly probable future exports
Recognized in equity	(21,754)	(99,467)	(21,754)	(99,467)
Reclassified to the statement of income	24,777	24,308	24,162	23,480
Deferred income tax	(1,028)	25,554	(819)	25,835
	1,995	(49,605)	1,589	(50,152)
Cumulative translation adjustments in investees (*)
Recognized in equity	19,003	49,553	18,888	48,664
Reclassified to the statement of income	220	−	35	−
	19,223	49,553	18,923	48,664

Equity-accounted investments over other comprehensive income in invested companies
Recognized in equity	108	(1,508)	514	(961)
Reclassified to the statement of income	−	225	−	225
	108	(1,283)	514	(736)

Other comprehensive income	41,854	11,086	41,539	10,172

Total comprehensive income	149,118	17,332	148,207	17,280
Attributable to:
Shareholders of Petrobras	148,207	17,280	148,207	17,280
Non-controlling interests	911	52	−	−
Total comprehensive income	149,118	17,332	148,207	17,280
(*) Includes, in the Consolidated, effect of the amount of R$ 772, creditor (effect of R$ 1,850, creditor, as of December 31, 2020), referring to associates and joint ventures.
The notes form an integral part of these financial statements

5

STATEMENT OF CASH FLOWS

PETROBRAS

December 31, 2021 and 2020 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
	Notes	2021	2020	2021	2020
Cash flows from operating activities
Net income (loss) for the year		107,264	6,246	106,668	7,108
Adjustments for:
Pension and medical benefits (actuarial expense)	17	11,215	(5,010)	10,896	(5,118)
Results of equity-accounted investments	29.3	(8,427)	3,272	(23,071)	(17,663)
Depreciation, depletion and amortization	12	63,048	58,305	67,418	67,179
Impairment of assets (reversal)	25	(16,890)	34,259	(17,050)	43,342
Inventory write-down (write-back) to net realizable value	14	6	1,518	−	391
Allowance (reversals) for credit loss on trade and other receivables	13.3	(187)	722	94	348
Exploratory expenditure write-offs	26	1,365	2,379	1,365	2,379
Disposal/write-offs of assets and remeasurement of investment retained with loss of control		(10,669)	(2,484)	(10,042)	(2,694)
Foreign exchange, indexation and finance charges		58,391	57,422	60,820	86,528
Deferred income taxes, net	16.1	21,644	(8,940)	20,895	(5,600)
Revision and unwinding of discount on the provision for decommissioning costs	19	3,529	5,021	3,504	5,005
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	16	(4,966)	(16,494)	(4,598)	(16,141)
Results from co-participation agreements in bid areas	24	(3,317)	−	(3,317)	−
Assumption of interest in concessions	24	(888)	−	(888)	−
Early termination and cash outflows revision of lease agreements		(2,960)	(1,389)	(3,019)	(37,778)
Decrease (Increase) in assets
Trade and other receivables, net		(10,783)	(913)	(68,221)	(73,478)
Inventories		(12,651)	4,309	(10,320)	2,363
Judicial deposits		(5,573)	(4,228)	(5,545)	(4,226)
Other assets		(1,752)	1,105	(2,967)	338
Increase (Decrease) in liabilities
Trade payables		5,667	2,178	(9,711)	9,636
Other taxes payable		37,552	18,161	35,621	17,456
Income taxes paid		(11,651)	(1,656)	(10,361)	(943)
Pension and medical benefits		(11,848)	(5,459)	(11,837)	(5,423)
Provisions for legal proceedings		(222)	(1,209)	81	(1,582)
Short-term benefits		(1,777)	4,111	(1,727)	3,968
Provision for decommissioning costs		(3,935)	(2,459)	(3,917)	(2,453)
Other liabilities		1,941	(661)	3,100	294
Net cash provided by operating activities		203,126	148,106	123,871	73,236
Cash flows from investing activities
Acquisition of PP&E and intangibles assets		(34,134)	(29,974)	(66,074)	(116,331)
Investments in investees		(129)	(5,312)	2,259	3,454
Proceeds from disposal of assets – Divestment		25,494	10,212	26,346	9,008
Financial compensation for the Búzios Co-participation Agreement	24	15,510	−	15,510	−
Divestment (Investment) in marketable securities (*)		(1)	355	(47,920)	44,569
Dividends received/others (**)		4,333	1,264	7,317	2,552
Net cash used in investing activities		11,073	(23,455)	(62,562)	(56,748)
Cash flows from financing activities
Investments by non-controlling interest		(122)	(457)	−	−
Proceeds from financing	32.2	9,647	85,523	158,376	165,511
Repayment of principal - finance debt	32.2	(113,549)	(134,079)	(91,635)	(107,127)
Repayment of interest - finance debt (**)	32.2	(12,155)	(15,828)	(25,057)	(20,581)
Repayment of lease liability	33	(31,400)	(30,275)	(33,090)	(47,224)
Dividends paid to Shareholders of Petrobras	34	(72,153)	(6,209)	(72,153)	(6,209)
Dividends paid to non-controlling interests		(565)	(448)	−	−
Net cash used in financing activities		(220,297)	(101,773)	(63,559)	(15,630)
Effect of exchange rate changes on cash and cash equivalents		3,650	8,323	−	−
Net increase (decrease) in cash and cash equivalents		(2,448)	31,201	(2,250)	858
Cash and cash equivalents at the beginning of the period		60,930	29,729	5,180	4,322
Cash and cash equivalents at the end of the period		58,482	60,930	2,930	5,180
(*) At the Parent Company, includes amounts referring to the movement of the application in receivables of FIDC-NP.
(**) The company classifies dividends / interest received and interest paid as cash flow from investing activities and cash flow from financing activities, respectively.
The notes form an integral part of these financial statements

6

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

PETROBRAS

December 31, 2021 and 2020 (In millions of reais, unless otherwise indicated)

			Accumulated other comprehensive income				Profit reserves
	Share capital (net of share issuance costs)	Capital reserve, capital transactions and treasury shares	Cumulative translation adjustment	Actuarial gains (losses) on defined benefit pension plans	Cash flow hedge – highly probable future exports	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Proposed additional dividends	Retained earnings	Equity attributable to the shareholders of Petrobras	Non-controlling interests	Consolidated Shareholders’ Equity
	205,432	2,665	52,083	(52,699)	(33,980)	(2,573)	19,820	6,557	2,903	95,333	−	−	295,541	3,596	299,137
Balance at January 1, 2020	205,432	2,665				(37,169)					124,613	−	295,541	3,596	299,137
Capital increase through reserves	−	−	−	−	−	−	−	−	−	−	−	−	−	(65)	(65)
Realization of deemed cost	−	−	−	−	−	14	−	−	−	−	−	(14)	−	−	−
Capital transactions	−	−	−	−	−	−	−	−	−	−	−	−	−	(410)	(410)
Net income (loss)	−	−	−	−	−	−	−	−	−	−	−	7,108	7,108	(862)	6,246
Other comprehensive income	−	−	48,664	12,129	(49,605)	(1,016)	−	−	−	−	−	−	10,172	914	11,086
Appropriations:
Transfer to reserves	−	−	−	−	−	−	356	1,027	−	−	−	(1,383)	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	(4,561)	5,861	(5,711)	(4,411)	(433)	(4,844)
Balance at December 31, 2020	205,432	2,665	100,747	(40,570)	(83,585)	(3,575)	20,176	7,584	2,903	90,772	5,861	−	308,410	2,740	311,150
	205,432	2,665				(26,983)					127,296	−	308,410	2,740	311,150

Balance at January 1, 2021	205,432	2,665	100,747	(40,570)	(83,585)	(3,575)	20,176	7,584	2,903	90,772	5,861	−	308,410	2,740	311,150
Capital increase through reserves	−	−	−	−	−	−	−	−	−	−	−	−	−	11	11
Capital transactions	−	648	−	−	−	−	−	−	−	−	−	−	648	(814)	(166)
Net income (loss)	−	−	−	−	−	−	−	−	−	−	−	106,668	106,668	596	107,264
Other comprehensive income	−	−	18,923	20,513	1,995	108	−	−	−	−	−	−	41,539	315	41,854
Appropriations:
Additional dividends approved at General Shareholders’ Meeting of 2021	−	−	−	−	−	−	−	−	−	−	(5,861)	−	(5,861)	−	(5,861)
Transfer to reserves	−	−	−	−	−	−	5,333	1,027	656	−	−	(7,016)	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	(1,743)	37,320	(99,652)	(64,075)	(596)	(64,671)
Balance at December 31, 2021	205,432	3,313	119,670	(20,057)	(81,590)	(3,467)	25,509	8,611	3,559	89,029	37,320	−	387,329	2,252	389,581
	205,432	3,313				14,556					164,028	−	387,329	2,252	389,581
The notes form an integral part of these financial statements

7

STATEMENT OF ADDED VALUE

PETROBRAS

December 31, 2021 and 2020 (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2021	2020	2021	2020
Income
Sales of products, services provided and other revenues	597,774	370,084	585,382	384,286
Allowance (reversals) for credit loss on trade and other receivables	187	(722)	(94)	(348)
Revenues related to construction of assets for own use	34,685	31,337	32,652	30,436
	632,646	400,699	617,940	414,374
Inputs acquired from third parties
Materials consumed and products for resale	(103,370)	(34,523)	(106,590)	(32,930)
Materials, power, third-party services and other operating expenses	(55,156)	(75,042)	(53,089)	(66,692)
Tax credits on inputs acquired from third parties	(37,924)	(23,968)	(41,512)	(26,374)
Impairment	16,890	(34,259)	17,050	(43,342)
Inventory write-down to net realizable value (market value)	(6)	(1,518)	−	(391)
	(179,566)	(169,310)	(184,141)	(169,729)
Gross added value	453,080	231,389	433,799	244,645
Depreciation, depletion and amortization	(69,769)	(63,349)	(74,140)	(72,223)
Net added value produced by the Company	383,311	168,040	359,659	172,422
Transferred added value
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	4,962	16,764	4,598	16,141
Share of profit of equity-accounted investments	8,427	(3,272)	23,071	17,663
Finance income	4,458	2,821	4,249	2,940
Rents, royalties and others	1,948	1,244	2,724	1,688
	19,795	17,557	34,642	38,432
Total added value to be distributed	403,106	185,597	394,301	210,854

Distribution of added value

Personnel and officers
Direct compensation
Salaries	14,429	15,661	12,562	13,093
Profit sharing	671	31	597	6
Variable compensation	2,556	2,240	2,377	2,040
	17,656	17,932	15,536	15,139
Benefits
Short-term benefits	845	6,417	622	5,922
Pension plan	4,742	4,425	4,658	4,254
Medical plan	7,806	(8,063)	7,430	(8,207)
	13,393	2,779	12,710	1,969
FGTS	1,003	1,150	905	994
	32,052	21,861	29,151	18,102
Taxes
Federal (*) (**)	145,551	58,760	138,894	59,925
State	40,694	24,474	38,980	23,488
Municipal	787	816	262	344
Abroad (*)	(216)	2,734	−	−
	186,816	86,784	178,136	83,757
Financial institutions and suppliers
Interest, and exchange and indexation charges	71,520	66,088	74,390	96,180
Rental and leases	5,454	4,618	5,956	5,707
	76,974	70,706	80,346	101,887
Shareholders
Dividends	85,828	5,711	85,828	5,711
Interest on capital	13,824	−	13,824	−
Non-controlling interests	596	(862)	−	−
Profit retention	7,016	1,397	7,016	1,397
	107,264	6,246	106,668	7,108
Added value distributed	403,106	185,597	394,301	210,854
(*) Includes production taxes. (**) On December 31, 2021, it includes R$ 21,644 related to deferred income tax and deferred social contribution (R$ 20,895 at the parent company).
The notes form an integral part of these financial statements

8

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro SA – Petrobras, hereinafter referred to as “Petrobras” or “company”, is a mixed capital company, under the control of the Federal Government, with an indefinite term, governed by the rules of private law - in general - and, specifically, by the Law No. 6,404, of December 15, 1976 (Brazilian Corporation Law), by Law No. 13,303, of June 30, 2016 (State-owned Companies' Legal Statute), by Decree No. 8,945, of December 27, 2016, and by its Bylaws.

Petrobras’ shares are listed on the Brazilian stock exchange (B3) in the Level 2 Corporate Governance special listing segment and, therefore, the Company, its shareholders, its managers and fiscal council members are subject to provisions under its regulation (Level 2 Regulation - Regulamento de Listagem do Nível 2 de Governança Corporativa da Brasil Bolsa Balcão – B3). These Regulations shall prevail over the statutory provisions, in the event of prejudice to the rights of the recipients of public offerings provided for in the Company's Bylaws, except in certain cases, due to a specific rule.

The Company is dedicated to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities.

Petrobras may perform any of the activities related to its corporate purpose, directly, through its wholly-owned subsidiaries, controlled companies, alone or through joint ventures with third parties, in Brazil or abroad.

The economic activities linked to its corporate purpose will be developed by the company, in a free competition with other companies, according to market conditions, observing the other legal principles and guidelines, such as the Petroleum Law (Law No. 9,478/97) and the Gas Law (Law nº 14.134/21). However, Petrobras may have its activities, as long as they are in line with its corporate purpose, guided by the Union, in order to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy, when:

I – established by law or regulation, as well as under agreements provisions with a public entity that is competent to establish such obligation, abiding with the broad publicly stated of such instruments; and

II – the cost and revenues thereof have been broken down and disseminated in a transparent manner.

In this case, the Company’s Investment Committee and Minority Shareholders Committee will evaluate and measure the difference between market conditions and the operating result or economic return of the obligation assumed by the company, in such a way that the Union compensates, for each fiscal year, the difference between market conditions and the operating result or economic return of the assumed obligation.

1.1 Highlights of the year

Petrobras presented excellent operating and financial results in 2021. The indebtedness target was reached ahead of schedule and the wealth generated has been shared with society and shareholders through taxes, dividends, job creation and investments. Strong operating cash generation, as well as portfolio management and investments in resilient and world-class assets led to the results achieved.

Oil and gas production in 2021 was 2.77 million barrels of oil equivalent per day (boed). The highlights of the operational performance were: (i) the start of production at FPSO Carioca, in the pre-salt layer of the Santos Basin; (ii) conclusion of the P-70 ramp-up, in the Atapu field; (iii) record in own production in the pre-salt, with an average of 1.95 million barrels of oil equivalent per day (boed), representing 70% of Petrobras' total production; (iv) annual record for the use of 97.2% of the gas produced; (v) signature and start of validity of the co-participation agreement for the Búzios field; and (vi) acquisition of exploration and production rights for volumes in excess of the Transfer of Rights in the Atapu and Sépia fields.

 Also during the 2021 fiscal year, the RefTOP – World Class Refining program began, which brought improvements in indicators related to the environment and energy performance. The energy intensity index showed an improvement of 2.0%, which means that refineries are using less energy to produce equivalent amounts. In total, the emission of 242 thousand tons of CO2 equivalent to the environment was avoided, only in the program's refineries.

In 2021, according to the SEC - Securities and Exchange Commission criteria, the company made the largest addition of reserves in its history (1.97 billion boe), resulting in the replacement of 219% of that year's production, already considering the divestments. The incorporation of these new reserves was due to the progress made in the development of the Búzios field, resulting from the acquisition of the surplus from the Assignment of Rights and the signing of the co-participation agreement, and from investments in new projects to increase the recovery in other fields in the Santos and Campos Basin, in addition to appropriations for the good performance of the reservoirs. The price of oil also drove the increase in reserves (Supplementary information on oil and natural gas exploration and production activities – unaudited).

9

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Petrobras also estimates reserves according to the ANP/SPE (National Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) criteria. As of December 31, 2021, proved reserves under this criterion reached 10.29 billion barrels of oil equivalent. The main differences between the two criteria are detailed in note 4.1.

The year's performance, in line with our pillar of maximizing return on capital employed, resulted in an expressive operating cash flow generation, with an increase in revenue in the domestic market, mainly due to higher prices and volumes sold of oil products, and the increase in revenue with exports, reflected by higher prices following the appreciation of international prices, partially offset by lower volumes of oil exports (explanatory note 8).

These funds were used to reach the indebtedness target and to make investments in resilient and world-class assets. Noteworthy is the acquisition of a stake in the surplus from the Transfer of Rights of Atapu and Sépia (explanatory note 24).

10

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Portfolio management, focused on resilient and world-class assets, included divestments in the amount of R$ 25 billion in 2021, mainly related to the sale of the Landulpho Alves Refinery (RLAM) and its associated logistics assets, in the state of Bahia, sale of the remaining interest in BR Distribuidora, currently Vibra Energia, in addition to several onshore and shallow water fields, among other assets (explanatory note 31).

The economic assumptions of the Strategic Plan 2022-2026, as well as the active management of the portfolio and the new estimates of reserve volumes, supported the impairment tests for the 2021 fiscal year (explanatory note 25).

Another important source of funds in the year was the financial compensation received in the amount of R$ 16 billion for the Búzios Co-participation Agreement (explanatory note 24).

The financial strategy of the Strategic Plan 2022-2026 is based on the maintenance of the optimal capital structure, the maximization of value generation, the mitigation of risks through the management of litigation and the commitment to the best allocation of capital. The anticipation of the reduction of gross indebtedness to US$ 60 billion will allow the fulfillment of our Shareholder Remuneration Policy, especially as we have reached the ideal leverage, which allows a greater return on dividends, while maintaining the company's financial sustainability (explanatory notes 6 and 34).

(in gross debt, financings and leases are included).

The revision of the economic assumptions of Strategic Plan 2022-2026, mainly Brent, provided an increase in expected exports and, consequently, in highly probable exports designated in hedge accounting relationships, generating a reduction in the passive exchange exposure Dollar x Real (explanatory note 36 ).

Continuing with the pension plan liability management process, the company carried out the early financial settlement of the contributory contribution to review the lump sum death benefit, part of the obligation of the Financial Commitment Term and the contribution for the migration of participants to the new defined contribution pension plan (PP3). In addition to the early settlements, the revision of the actuarial assumptions of discount rate and variation of hospital medical costs, partially offset by the change in the cost of the health care plan benefit, contributed to the reduction of actuarial liabilities with post-employment benefit plans ( explanatory note 17).

As a result of the collaboration and repatriation agreements within the scope of Lava Jato Operation, the company was reimbursed in R$ 1.3 billion throughout 2021 (explanatory note 21).

11

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Throughout 2021, Petrobras maintained its strategy of active management of its liabilities, considering the specifics of each process and the analysis of the cost-benefit ratio. In this context, it adhered to state amnesty and remission programs for the cash payment of ICMS VAT Tax debts, mainly in the states of Rio de Janeiro and Bahia, with the benefit of reducing charges and taxes (explanatory note 16), in addition to eliminating possible future risks associated with the issues for which adhesions were made (explanatory note 18).

In May 2021, the Federal Supreme Court (STF) defined that the value of ICMS VAT Tax to be excluded from the PIS and COFINS calculation basis is the one highlighted in the invoice, generating recognition of credits complementary to those recorded in 2020 (explanatory note 16 ).

The wealth generated by the company in 2021 in the amount of R$ 403.1 billion (R$ 185.6 billion in 2020) was distributed as follows:

12

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The dividend proposal for the 2021 fiscal year was based on the Shareholder Remuneration Policy, equivalent to 60% of the difference between operating cash flow and the acquisition of property, plant and equipment and intangible assets, considering the strong operating cash generation observed in the year (explanatory note 34).

In 2021, the Board of Directors approved the payment of advance remuneration to shareholders in the amount of R$63,400 which, monetarily restated by the Selic rate variation from the date of payment to December 31, 2021, was R$64,075. The Board of Directors also proposed the supplementary payment of dividends of R$37,320. The total distribution of dividends, including advances and the complementary dividend, in the amount of R$101,395, will be submitted for approval by the Company's General Shareholders' Meeting (explanatory note 34).

In relation to employee benefits, the company included, in 2021, conditions in the performance bonus program (PPP) for all employees, in addition to providing employees who do not occupy gratified functions with profit sharing (PLR), according to the collective bargaining agreement (explanatory note 17).

Additionally, our US dollar-denominated financial statements, which are translated based on CPC 02 – “Effects of Changes in Exchange Rates and Conversion of Financial Statements”, equivalent to IAS 21 – Effects of Changes in Exchange Rates, are also disclosed and archived. The table below presents key information in millions of dollars:

	Consolidated
	2021	2020
Sales revenues	83,966	53,683
Gross profit	40,802	24,488
Income before finance income (expenses), results in equity-accounted investments and income taxes	37,584	10,063
Net income (loss) for the year – Petrobras’ shareholders	19,875	1,141
Cash and cash equivalentes	10,467	11,711
Property, plant and equipment	125,330	124,201
Finance debt and leases – current and non-current	58,743	75,538
Shareholders’ equity	69,812	59,876
Cash flow from operating activities	37,791	28,890
Cash flow from investing activities	2,157	(4,510)
Cash flow from financing activities	(40,791)	(19,259)

13

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
2.	Basis of preparation and presentation of financial statements

The consolidated and individual (Parent Company) financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and with the pronouncements issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and released by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).

All relevant information related to financial statements, and only them, are presented and corresponds to the information used by the Company’s Management.

The consolidated and individual financial statements have been prepared under the historical cost convention, except when otherwise indicated. The summary of significant accounting policies used in the preparation of these financial statements is set out in their respective notes.

In preparing these financial statements, Management used judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The relevant estimates and judgments that require a higher level of judgment and complexity are disclosed in note 4.

The Company's Board of Directors, at a meeting held on February 23, 2022, authorized the disclosure of these financial statements.

2.1.	Statement of added value

The Brazilian corporate law requires the release of the Statement of added value as an integral part of the financial statements. This statement is presented as supplementary information under IFRS and was prepared in accordance with CPC 09 – Statement of Added Value, approved by CVM Resolution 557/08.

The purpose of the statement of added value is to present information relating to the wealth created by the Company and how it has been distributed.

2.2.	Functional currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real, which is the currency of its primary economic environment of operation. The functional currency of the direct controlled entities that operate in the international economic environment is the U.S. dollar.

The income statements and statement of cash flows of non-Brazilian Real functional currency subsidiaries, joint ventures and associates are translated into Brazilian Real using the monthly average exchange rates prevailing during the year. Assets and liabilities are translated into Brazilian Real at the closing rate at the date of the financial statements and the equity items are translated using the exchange rates prevailing at the dates of the transactions.

All exchange differences arising from the translation of the financial statements of non-Brazilian Real subsidiaries, joint ventures and associates are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the shareholders’ equity and transferred to profit or loss in the periods at the disposal of the investments.

3.	Summary of significant accounting policies

For a better understanding of the recognition and measurement basis applied in the preparation of the financial statements, the accounting practices are presented in the respective explanatory notes that deal with the topics of their applications.

4.	Critical accounting policies: key estimates and judgments

The preparation of the financial statements requires the use of estimates and judgments for certain transactions that reflect the recognition and measurement of assets, liabilities, income and expenses. The assumptions used are based on history and other factors considered relevant, and are periodically reviewed by Management. Actual results may differ from estimated values.

Information about those areas that require significant judgment or involve a higher degree of complexity in the application of the accounting policies and that could materially affect the Company’s financial condition and results of operations is set out as follows.

14

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
4.1.	Oil and gas reserves

Oil and gas reserves are estimated based on economic, geological and engineering information, such as well logs, pressure data and drilling fluid sample data and are used as the basis for calculating unit-of-production depreciation, depletion and amortization rates, impairment testing, decommissioning costs estimates and for projections of high probable future exports subject to cash flow hedge.

The reserve estimate is subject to revisions, at least annually, carried out based on the reassessment of pre-existing data and/or new available information related to the production and geology of the reservoirs, as well as changes in prices and costs used in the estimate. Revisions may also result from significant changes in the company's development strategy or production capacity.

The Company determines its oil and gas reserves both pursuant to the U.S. Securities and Exchange Commission - SEC and the ANP/SPE (Brazilian Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) criteria. The main differences between the two criteria are mainly associated with the use of different economic premises and the possibility of considering as reserves, under the ANP / SPE criterion, the volumes expected to be produced beyond the contractual term of concession in the fields of Brazil, according to the technical regulation of ANP reserves.

According to the definitions prescribed by the SEC, proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscientific and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods, and government regulation. Proved reserves are subdivided into developed and undeveloped reserves.

Proven developed reserves are those that can be expected to recover: (i) through existing wells, with existing equipment and operating methods, or in which the cost of necessary equipment is relatively lower when compared to the cost of a new well; or (ii) through the equipment and extraction infrastructure installed, in operation at the time of the reserve estimate, if the extraction is done by means that do not involve a well.

Although the Company understands that proved reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory aspects and significant changes in long-term oil and gas price levels.

Other information about reserves is presented in the supplementary information about oil and natural gas exploration and production activities.

a)	Impacts of oil and gas reserves on depreciation, depletion and amortization

Estimates of proven reserve volumes used in the calculation of depreciation, depletion and amortization rates, in the units produced method, are prepared by specialized company professionals, in accordance with the definitions established by the SEC. Reviews of developed and undeveloped proved reserves have a prospective impact on the depreciation, depletion and amortization amounts recognized in profit or loss and the book values of oil and natural gas assets.

Therefore, considering all other variables being constant, a decrease in estimated proved reserves would increase, prospectively, depreciation, depletion and amortization expense, while an increase in reserves would reduce depreciation, depletion and amortization.

Notes 23 provides more detailed information on depreciation and depletion.

b)	Impacts of oil and gas reserves on impairment testing

For the calculation of the recoverable value of assets linked to the exploration and development of oil and natural gas production, the estimated value in use is based on proven reserves and probable reserves in accordance with the criteria established by ANP / SPE.

Further information on impairment testing is presented in note 25.

c)	Impacts of oil and gas reserves on decommissioning costs estimates

The estimate of the moment when decommissioning costs for are realized is based on the depletion period of proven reserves according to the criteria established by ANP / SPE. Revisions to reserve estimates that imply changes in the depletion period may affect the provision for dismantling areas.

15

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
d)	Impacts of oil and gas reserves on highly probable future exports subject to cash flow hedge accounting

The calculation of “highly probable future exports” is based on exports foreseen in the Strategic Plan and, to a lesser extent, on short-term monthly projections. Changes in the forecast of oil and gas production may impact expectations regarding future exports and, consequently, the designations of hedging relationships.

4.2.	Main assumptions for impairment testing

Impairment tests involve uncertainties mainly related to key assumptions: average Brent price and average exchange rate (Real/Dollar), whose estimates are relevant to practically all of the company's business segments. A significant number of interdependent variables to determine the value in use, whose application in impairment tests involves a high degree of complexity, derives from these estimates.

The oil and natural gas markets have a history of significant price volatility, and while there may occasionally be significant declines or increases, prices, over the long term, tend to continue to be driven by market supply and demand fundamentals.

Projections relating to the key assumptions are derived from the Business and Management Plan. These assumptions are consistent with market evidence, such as independent macro-economic forecasts, industry and experts’ evaluations. Back testing analysis and feedback process in order to continually improve forecast techniques are also performed.

The company's price forecast model is based on a non-linear relationship between the variables that aim to represent the market's supply and demand fundamentals. This model also considers the impact of decisions by the Organization of Petroleum Exporting Countries (OPEC), industry costs, idle capacity, oil and gas production forecast by specialized firms, and the relationship between the price of oil and the dollar exchange rate.

The process of preparing exchange rate projections is based on econometric models that use as explanatory variables the long-term trend involving mainly observable data, such as commodity prices, country risk, the US interest rate and the value of the Dollar against to a basket of currencies (Index Dollar Indicator).

Changes in the economic environment may generate changes in assumptions and, consequently, the recognition of impairment losses (or loss reversals) in certain assets or CGUs. For example, the company's sales revenues and refining margins are directly impacted by the price of Brent, as well as the exchange rate of the US Dollar against the Real, which also significantly influences investments and operating expenses.

Changes in the economic and political environment may also result in higher country risk projections that would increase discount rates for impairment testing.

Reductions resulting from structural changes in future oil and natural gas price scenarios, as well as negative effects resulting from significant changes in the volume of reserves, the expected production curve, extraction costs or discount rates, in addition to investment decisions that result in the postponement or interruption of projects may be indications of the need to carry out impairment tests of the assets.

The recoverable amount of certain assets may not substantially exceed their book values and, for this reason, it is reasonably possible that impairment losses will be recognized in these assets in the coming years due to the observation of a different reality in relation to the assumptions made, as explained in note 25.

4.3.	Definition of cash-generating units for impairment testing

This definition involves judgments and evaluation by Management, based on its business and management model. Changes in CGUs may occur due to the review of investment, strategic or operational factors that may result in changes in the interdependencies between assets and, consequently, in the aggregation or disaggregation of assets that were part of certain CGUs, which may generate additional losses or reversals in assets recoveries. The level of asset breakdown in CGUs can reach the limit of assets being tested individually. The definitions adopted are as follows:

a)	Exploration and Production CGUs:

i) Oil or gas production field or pole: composed of a set of assets linked to the exploration and development of the production of a field or a pole (set of two or more fields) in Brazil or abroad. As of December 31, 2021, the CGUs in the Exploration and Production segment in Brazil totaled 90 fields and 25 poles. Changes in the CGUs in the E&P segment are presented in note 25. The drilling rigs are not associated with any CGU and are individually tested for recoverability.

16

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
b)	Refining, transportation and marketing CGUs:
i)	Refining, transportation and marketing CGU: set of assets that comprise the refineries, terminals and pipelines, as well as the logistics assets operated by Transpetro, with the combined and centralized operation of such assets, with the common aim of serving the market at the lowest global cost and, above all, the preservation of the strategic value of the set of assets in the long term. The operational planning is done in a centralized way and the assets are not managed, measured or evaluated by their isolated individual economic and financial result. Refineries do not have the autonomy to choose the oil to be processed, the mix of oil products to be produced, the markets to which they are destined, which portion will be exported, which intermediaries will be received and the sales prices of the products. Operational decisions are analyzed using an integrated model of operational planning to serve the market, considering all production, import, export, logistics and inventory options and seeking to maximize the company's overall performance. The decision on new investments is not based on the individual assessment of the asset where the project will be installed, but on the additional result for the CGU as a whole. The model that supports all planning, used in the technical and economic feasibility studies of new investments in refining and logistics, seeks to allocate a certain type of oil, or mix of oil products, to define the service to markets (area of influence), aiming at the best results for the integrated system. Pipelines and terminals are complementary and interdependent parts of refining assets, with the common aim of serving the market.

In 2021, Management approved the sale of the Landulpho Alves (RLAM) and Isaac Sabbá (REMAN) refineries, whose assets were excluded from the CGU. The sale of RLAM was concluded on November 30, 2021 and REMAN's assets are classified as held for sale (note 31.1).

ii) CGU Comperj – with the cancellation of the Comperj train 1 project, the remaining assets were grouped into the CGU Utilidades Itaboraí, composed of assets related to infrastructure and utilities that will serve the UPGN of the Route 3 integrated project; and at the CGU Polo GasLub, a set of assets that remain hibernated and are being evaluated for use in other projects.

iii) CGU Second Refining Unit of RNEST – assets of the second refining unit at the Abreu e Lima Refinery and associated infrastructure, tested separately.

iv) Transportation CGU: comprises assets relating to Transpetro’s fleet of vessels.

v) Comboios - Hidrovia CGU: comprises the fleet of vessels of the Hidrovia project (transportation of ethanol along the Tietê River) that are under construction.

vi) SIX CGU: shale processing plant is classified as held for sale (explanatory note 31.1); and

vii) Other CGUs: assets abroad valued at the smallest identifiable group of assets that generates cash inflows independent of cash inflows from other assets or other groups of assets.

c)Gas & Power CGUs:

In 2021, the New Legal Framework for Gas (Law 14,134/21 and Decree nº 10,712/21) produced important legal and regulatory changes applicable to the natural gas market in Brazil. This set of changes grants market agents access to assets that made up the CGU Natural Gas and brings a condition to the optimization of the Natural Gas Chain in the company's projections. As a result, the assets that belonged to CGU Gás Natural were reorganized as follows, for the purpose of monitoring the recoverability of their book values:

i. Integrated SIP CGU - set of assets formed by the Itaboraí, Cabiúnas and Caraguatatuba Gas Treatment Units (GTU), which make up a CGU due to the contractual characteristics of the Integrated Processing System (SIP) and the Integrated Flow System (SIE); and

ii. CGUs Gas Treatment Units: the other GTUs each represent isolated cash-generating units.

The flow assets of Routes 2 and 3, which were also part of the CGU Gás Natural, began to be tested in a set with E&P assets that benefit from this infrastructure. In relation to the LNG terminals and the Brazil-Bolivia Gas Pipeline, the recoverability of the book value of these assets will be monitored in conjunction with the company's GTUs, after any recognition of impairment losses in these gas treatment units.

The other CGUs in the Gas and Energy segment are:

17

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

iii. CGUs Nitrogen Fertilizer Units: fertilizer and nitrogen plants.

iv. CGU Energia: set of assets that make up the portfolio of thermoelectric plants (UTE). Management approved the sale of UTEs Arembepe, Muryci and Bahia 1, whose operation was concluded in December 2021 (explanatory note 31.1). Assets were excluded from the CGU.

v. Termocamaçari CGU: assets of the Termocamaçari thermoelectric plant.

vi. Other CGUs: assets abroad valued at the smallest identifiable group of assets that generate cash inflows independent of cash inflows from other assets or other groups of assets.

d)Biofuels CGUs:

i) Biodiesel CGU: set of assets that make up the biodiesel plants. The definition of the CGU, with joint assessment of the plants, reflects the process of planning and carrying out production considering the conditions of the national market and the supply capacity of each plant, as well as the results achieved in auctions and the supply of raw materials; and

ii) Quixadá CGU: Quixadá-CE Biodiesel Plant.

Further information on impairment of assets is presented in note 25.

4.4.	Pension and other post-retirement benefits

The actuarial obligations and costs related to defined benefit pension and health care post-retirement plans are computed based on several economic and demographic assumptions, of which the most significant are:

•	Discount rate: comprises the projected inflation curve based on the market plus real interest calculated through an equivalent rate that combines the maturity profile of pension and health obligations with the future return curve of the Brazilian government's longer-term bonds; and
•	Rate of change in medical and hospital costs - premise represented by the projected growth rate of medical and hospital costs, based on the history of disbursements for each individual (per capita) of the company in the last five years, which is equal to the rate of inflation of the economy within 30 years.

These and other estimates are reviewed annually and may differ from actual results due to changing market and financial conditions, as well as actual results of actuarial assumptions.

The sensitivity analysis of discount rates and changes in medical costs as well as additional information about actuarial assumptions are set out in note 17.

4.5.	Estimates related to contingencies and legal proceedings

The Company is defendant in arbitrations and in legal and administrative proceedings involving civil, tax, labor and environmental issues arising from the normal course of its business, and makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments from legal advisors and on the management’s assessment.

These estimates are performed individually, or aggregated if there are cases with similar characteristics, primarily considering factors such as assessment of the plaintiff’s demands, consistency of the existing evidence, jurisprudence on similar cases and doctrine on the subject. Specifically for actions of outsourced employees, the Company estimates the expected loss based on a statistical procedure, due to the number of actions with similar characteristics.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes on the existing evidences can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

Note 18 provides further detailed information about contingencies and legal proceedings.

18

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
4.6.	Decommissioning costs estimates

The Company has legal obligations to remove equipment and restore onshore or offshore areas at the end of operations, the latter being the most significant. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation. The accounting recognition of these obligations must be at present value, using a risk-free discount rate, adjusted to the company's credit risk. Due to the long periods until the abandonment date, variations in the discount rate, however small they may be, can cause large variations in the recognized amount.

The calculations of these estimates are complex and involve significant judgments, since: i) the obligations will occur in the long term; ii) the contracts and regulations have subjective descriptions of removal and restoration practices and the criteria to be met at the time of effective removal and restoration; and iii) asset removal technologies and costs are constantly changing, along with environmental and safety regulations.

The Company is constantly conducting studies to incorporate technologies and procedures to optimize the process of abandonment, considering industry best practices. However, the timing and amounts of future cash flows are subject to significant uncertainty.

Note 19 provides further detailed information about the decommissioning provisions.

4.7.	Deferred income taxes

The Company makes judgments to determine the recognition and the amount of deferred taxes in the financial statements. Deferred tax assets are recognized if it is probable that future taxable profits will exist. The determination of the recognition of deferred tax assets requires the use of estimates contained in the Strategic Plan, which is annually approved by the Board of Directors. This plan contains the main assumptions that support the measurement of future taxable profits, which are: i) brent oil price; ii) exchange rate; iii) net financial result.

Changes in deferred tax assets and liabilities are presented in note 16.1.

4.8.	Cash flow hedge accounting involving the Company’s future exports

The calculation of “highly probable future exports” is based on the exports provided for in the current Strategic Plan, and, to a lesser extent, in short term monthly projections, representing a portion of the projected values for export revenue. The value estimated as highly probable is obtained considering the future uncertainty about the price of oil, oil production and demand for products in a model of optimization of the company's operations and investments, in addition to respecting the historical profile of exported volume in relation to total oil production. For the long term, the values of future exports are recalculated for each change of premise in the projection of the Strategic Plan (PE), while for the short term the recalculation is carried out monthly. The methodology used for its calculation and the respective parameters are reassessed at least once a year.

Other information and sensitivity analysis of cash flow hedge accounting involving the Company’s future exports is disclosed in note 36.

4.9.	Write-off – overpayments incorrectly capitalized

As described in note 21, in the third quarter of 2014, the Company developed a methodology and wrote off R$ 6,194 of capitalized costs representing the estimated amounts that Petrobras had overpaid for the acquisition of property, plant and equipment.

The Company has continuously monitored the results of the Lava Jato investigation and the availability of other information related to the scheme of improper payments. In preparing the financial statements for the year ended December 31, 2021, the Company has not identified any additional information that would impact the adopted calculation methodology and consequently require additional write-offs.

4.10.	Expected credit losses on financial assets

The provision for expected credit losses (PCE) for financial assets is based on assumptions of default risk, determination of the occurrence or not of a significant increase in credit risk, a recovery factor, among others. To this end, the company uses judgments on these premises, in addition to information on late payments and assessments of the financial instrument based on external risk classifications and internal assessment methodologies.

19

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
4.11.	Leases

The company uses incremental rates on company loans to discount cash flows from lease payments whose implied rates cannot be determined immediately. Incremental rates are estimated based on corporate funding rates (obtained from the yields - yields - of securities issued by Petrobras), which take into account the company's risk-free rate and credit risk premium, adjusted to reflect the specific conditions and characteristics of the lease, such as the risk of the country's economic environment, the impact of guarantees, the currency, the term and the start date of each contract.

4.12.	Uncertainty over Income Tax Treatments

The income tax rules and regulations may be interpreted differently by the tax authorities, and situations may arise in which the tax authorities' interpretations differ from the company's understanding.

The uncertainties about the treatment of income taxes represent the risks that the tax authority will not accept a certain tax treatment applied by the company, mainly related to different interpretations about applicability and amounts of deductions and additions to the Corporate Income Tax and Social Contribution calculation basis. Based on the best way to estimate the resolution of uncertainty, the company evaluates each uncertain tax treatment separately or in a group of topics where there is interdependence as to the expected result.

The company estimates the probability of acceptance of the uncertain tax treatment by the tax authority based on technical assessments, considering jurisprudential precedents applicable to current tax legislation, which may be mainly impacted by changes in tax rules or judicial decisions that alter the analysis of the grounds for uncertainty. The tax risks identified are promptly evaluated, treated and resolved through a previously implemented tax risk management methodology.

If it is probable that the tax authorities will accept an uncertain tax treatment, the amounts recorded in the financial statements are consistent with tax bookkeeping and, therefore, no uncertainty is reflected in the measurement of current or deferred income taxes. If not probable, the uncertainty is reflected in the measurement of income taxes in the financial statements.

Information on uncertain tax treatment of income taxes is disclosed in Note 16.1.

20

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
5.	New standards and interpretations
5.1.	International Accounting Standards Board (IASB)

The main standards issued by the IASB that have not yet come into force and have not been adopted by the Company before December 31, 2021.

Standard	Description	Effective on
Annual Improvements to IFRS® Standards 2018–2020.	The amendments change requirements related to: subsidiary as an initial IFRS adopter (IFRS 1-First-time Adoption of International Financial Reporting Standards); rates to be considered to assess the derecognition of a financial liability (IFRS 9-Financial Instruments); and cash flows for taxation when measuring fair value (IAS 41-Agriculture). Additionally, the amendments change a certain illustrative example contained in IFRS 16-Leases.	January 1, 2022, with prospective application.
Reference to the Conceptual Framework - Amendments to IFRS 3	The amendments update a certain reference in IFRS 3 to the most recent conceptual framework, as well as include additional requirements related to obligations under the scope of pronouncements IAS 37 - Provisions, Contingent Liabilities and Contingent Assets and IFRIC 21-Levies. In addition, the amendments provide that the buyer should not recognize contingent assets acquired in a business combination.	January 1, 2022 , with prospective application.
Onerous Contracts—Cost of Fulfilling a Contract - Amendments to IAS 37	Establishes changes in IAS 37-Provisions, Contingent Liabilities and Contingent Assets to clarify what comprises the costs of fulfilling a contract to assess whether a contract is onerous.	January 1, 2022, retrospective application with specific rules.
Property, Plant and Equipment: Proceeds before Intended Use - Amendments to IAS 16

Amendments to IAS 16-Property, Plant and Equipment prohibit deducting from the cost of property, plant and equipment the amounts received for the sale of items produced prior to placing the asset in the location and condition necessary for it to be able to function as intended by management.

January 1, 2022, retrospective application with specific rules.
Classification of Liabilities as Current or Non-current - Amendments to IAS 1	The amendments in IAS 1-Presentation of Financial establish requirements for the classification of a liability as current or non-current.	January 1, 2023, retrospective application.
IFRS 17 – Insurance Contracts and Amendments to IFRS 17 Insurance Contracts	IFRS 17 replaces IFRS 4-Insurance Contracts and establishes, among other things, the requirements that must be applied in the recognition, measurement, presentation and disclosure related to insurance and reinsurance contracts.	January 1, 2023, retrospective application with specific rules.
Disclosure of Accounting Policies – Amendments to IAS 1 and Practice Statement 2	In place of the requirement to disclose significant accounting policies, the amendments to IAS 1 Presentation of Financial Statements establish that accounting policies must be disclosed when they are material. Among other things, the amendment provides guidance for determining such materiality.	January 1, 2023, with prospective application for amendments to IAS 1
Definition of Accounting Estimates – Amendments to IAS 8	According to the amendments to IAS 8, the definition of “change in accounting estimate” no longer exists. Instead, a definition was established for the term “accounting estimates”: monetary values in the financial statements that are subject to measurement uncertainty.	January 1, 2023, with prospective application
Deferred Tax related to Assets and Liabilities arising from a Single Transaction– Amendments to IAS 12	The amendments have reduced the scope of the exemption from recognition of deferred tax assets and deferred tax liabilities contained in paragraphs 15 and 24 of IAS 12 Income Taxes so that it no longer applies to transactions that, among other things, on initial recognition, give rise to equal taxable and deductible temporary differences.	January 1, 2023, retrospective application with specific rules.

Regarding the regulations in force as of January 1, 2022, according to the assessments carried out, the company estimates that there are no material impacts on the initial application in its consolidated financial statements.

As for the regulations that will come into force as of January 1, 2023, the company is evaluating the effects of the initial application on its consolidated financial statements.

5.2.	Accounting Pronouncement Committee - Comitê de Pronunciamentos Contábeis (CPC)

The CPC issues pronouncements, reviews of pronouncements and interpretations considered to be analogous to IFRS, as issued by the IASB. Below are the regulations issued by the CPC that have not yet come into force and did not have their early adoption by the Company until December 31, 2021, as well as the equivalent IFRS:

21

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Pronouncement, review or interpretation of the CPC	Equivalent IFRS	Effective on
Review of Technical Pronouncements CPC 19

Annual Improvements to IFRS® Standards 2018–2020

Reference to the Conceptual Framework - Amendments to IFRS 3

Onerous Contracts—Cost of Fulfilling a Contract - Amendments to IAS 37

Property, Plant and Equipment: Proceeds before Intended Use

- Amendments to IAS 16

January 1, 2022
Technical Pronouncement CPC 50	IFRS 17 – Insurance Contracts	January 1, 2023

The expected effects of the initial application referring to the regulations listed above are the same as those presented for the respective regulations issued by the IASB presented in item 5.1.

6.	Capital management

The company's capital management aims to return its capital structure to adequate levels, aiming at the continuity of its business and the increase in value for shareholders and investors. The Company's main sources of funds have been its operating cash generation and divestments.

The financial strategy of the 2022-2026 Strategic Plan is based on maintaining an optimal capital structure, maximizing value creation, mitigating risks through litigation management and a commitment to better capital allocation.

The company's goal of reducing gross debt to US$ 60 billion, whose original forecast was to be met in 2022, was reached in September 2021. At the same time, during the 2021 fiscal year, the weighted average debt maturity period was lengthened from 11.71 years in 2020 to 13.39 years in 2021. The achievement of the target will allow the fulfillment of the Shareholder Remuneration Policy, especially by achieving the planned level of leverage, which allows a greater return of dividends to shareholders without compromising the company's financial sustainability.

In 2021, the company reduced gross debt by US$ 16,795 million, ending the year with US$ 58,743 million and within the target of US$ 60 billion. Additionally, with a cash position of US$11,117 million, net debt in 2021 reduced by US$15,542 million, reaching US$47,626 million. Gross and net debt in Reais decreased by 16% and 19%, respectively, also influenced by the devaluation of the Real against the dollar, as shown in the table below:

	Consolidated
	In millions of US$
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Total debt (Financings and Leases)	58,743	75,538	327,818	392,548
Cash and cash equivalents + Government securities and time deposits (maturity of more than 3 months)	11,117	12,370	62,040	64,280
Net debt	47,626	63,168	265,778	328,268

The strong operating cash generation of R$ 203,126 (US$ 37,791 million) in addition to the divestments of R$ 25,494 (US$ 4,783 million) and the financial compensation received from the Búzios Co-participation Agreement of R$ 15,510 (US$ 2,938 million) were fundamental for the year's debt reduction.

These measures are not defined in accordance with international accounting standards - IFRS and should not be considered in isolation or as a substitute for the metrics of net income, indebtedness and operating cash generation in IFRS, nor as a basis for comparison with the indicators of other companies.

7.	Cash and cash equivalents and Marketable securities
7.1.	Cash and cash equivalents

Include cash at bank and in hand, available bank deposits and highly liquid short-term investments, which meet the definition of cash and cash equivalents recommended in accounting practice.

22

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Cash at bank and in hand	1,666	2,868	145	29
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	10,885	13,469	2,383	3,206
Other investment funds	911	143	20	4
	11,796	13,612	2,403	3,210
- Abroad
Time deposits	24,050	13,376	−	−
Automatic investing accounts and interest checking accounts	20,826	29,274	382	1,941
Other financial investments	72	1,726	−	−
	44,948	44,376	382	1,941
Total short-term financial investments	56,744	57,988	2,785	5,151
Total cash and cash equivalents	58,410	60,856	2,930	5,180

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

The main use of these funds in the period ended December 31, 2021 were for debt service obligations, including pre-payment of loans in the international banking market, repurchase and redemption of securities in the international capital market and lease payments totaling R$ 157.104, realization of investments in the amount of R$ 34,134 and payment of dividends in the amount of R$ 72,718.

These investments were substantially provided by operating cash generation of R$ 203,126, by the financial compensation received under the Búzios Co-participation Agreement of R$15,510, proceeds from financing in the amount of R$9,647, receipts from the sale of assets and interest of R$ 25,494, and the exchange effect on the balances of cash and cash equivalents arising from investments abroad of R$ 3,650.

Accounting Policy

They represent cash at bank and in hand, bank deposits available and short-term investments with high liquidity, maturing in up to three months, counting from the date of the original contract, readily convertible into a known amount of cash and with an insignificant risk of change in value.

7.2.	Marketable securities
					Consolidated		Parent Company
		12.31.2021			12.31.2020	12.31.2021	12.31.2020
	Brazil	Total	Brazil	Abroad	Total	Total	Total
Fair value through profit or loss	3,630	3,630	3,388	−	3,388	3,630	2,963
Amortized cost	247	247	227	36	263	247	226
Total	3,877	3,877	3,615	36	3,651	3,877	3,189
Current	3,630	3,630	3,388	36	3,424	3,630	2,963
Non-current	247	247	227	−	227	247	226

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are mostly classified as current assets due to their maturity or the expectation of their realization in the short term.

Accounting Policy

They are initially measured at fair value and subsequently according to their respective classifications:

•	Amortized cost: cash flows that constitute the receipt, on specified dates, of principal and interest on the principal amount outstanding. The business model aims to maintain the asset in order to receive its contractual cash flows. Interest income is calculated using the effective interest method.
23

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
•	Fair value through profit or loss: all other marketable securities.
24

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
8.	Sales revenues
8.1.	Revenues from contracts with customers

As an integrated energy company, revenues from contracts with customers derive from different products sold according to our operating segments, taking into consideration specific characteristics of the markets where it operates. For additional information about the operating segments of the Company, its activities and its respective products sold, see note 12.

The determination of transaction prices derives from methodologies and policies based on the parameters of these markets, reflecting operating risks, level of market share, changes in exchange rates and international commodity prices, including Brent oil prices, oil products such as diesel and gasoline, and the Henry Hub Index.

Revenues from sales are recognized at the moment the control is transferred to the client, that occurs upon product delivery or when the service is provided. Billing takes place in periods very close to the delivery and rendering of services, therefore, significant changes in transaction prices are not expected to be recognized in revenue from periods after the satisfaction of the performance obligation, except for some exports in which final price formation occurs after the transfer of control of the products and is subject to variation in the value of the commodity. Sales are made on short receipt terms, so there are no financing components.

In addition, the company acts as an agent mainly in the biofuels business, where there is no control of the biodiesel sold to the distributors at any time during the sale operation. Agency revenues in 2021 totaled R$ 205 (R$ 192 in 2020).

8.2.	Net sales revenues
	Consolidated		Parent Company
	2021	2020	2021	2020
Gross sales	567,449	352,660	560,435	333,965
Sales taxes (*)	(114,781)	(80,591)	(113,573)	(79,972)
Sales revenues	452,668	272,069	446,862	253,993
Diesel	130,671	70,984	128,691	70,987
Automotive gasoline	64,206	32,074	63,465	32,074
Liquefied petroleum gas	24,168	17,347	23,860	15,429
Jet fuel	12,279	6,965	12,122	6,965
Naphtha	9,131	8,470	8,953	8,470
Fuel oil (including bunker fuel)	9,532	4,016	9,258	4,024
Other oil products	22,988	13,945	22,685	14,021
Subtotal oil products	272,975	153,801	269,034	151,970
Natural gas	31,694	18,485	31,727	18,337
Crude oil	3,766	254	11,270	254
Nitrogen products and renewables	215	296	134	174
Breakage	1,311	2,283	1,313	2,290
Electricity	15,559	5,635	15,508	5,622
Services, agency and others	4,357	3,928	3,974	4,408
Domestic market	329,877	184,682	332,960	183,055
Exports	115,768	80,229	113,902	70,938
Crude oil	80,245	58,692	77,240	47,201
Fuel oil (including bunker fuel)	29,755	17,982	30,789	20,076
Other oil products and other products	5,768	3,555	5,873	3,661
Sales abroad (**)	7,023	7,158	−	−
Foreign Market	122,791	87,387	113,902	70,938
Sales revenues	452,668	272,069	446,862	253,993
(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues from operations outside of Brazil, including trading and excluding exports.

Increase in sales revenues in the domestic market, mainly due to:

•	Higher average prices of oil products, especially diesel, gasoline, LPG, naphtha, jet fuel and fuel oil, largely following the appreciation of international prices and foreign exchange depreciation;
•	Higher sales volume of oil products, with emphasis on:
-	Diesel, resulting from the increase in Petrobras' competitiveness and consequent reduction in sales by importers, economic growth, mainly in the industrial sector, and the depreciated comparison base in 2020, due to the reduction in the average journey of the heavy vehicle fleet caused by the effects of the COVID-19 pandemic;
25

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
-	Gasoline, due to the increase in the share of gasoline over ethanol in the consumption of flex-fuel vehicles, the increase in Petrobras' competitiveness and consequent reduction in imports by third parties, and the depreciated comparison base in 2020, due to the more intense restrictive measures due to the effects of the pandemic;
-	Fuel oil, portraying, to a large extent, the higher sales for use in thermal plants, due to the increase in dispatches for energy guarantee, due to the worst hydrological conditions;
-	Jet fuel, due to the depreciated comparison base in 2020, due to the greater restrictions imposed by the pandemic;
-	Partially offset by lower volumes of naphtha, due to lower sales to Braskem, and of LPG, due to greater product placement by other players and importers and higher sales in 2020, as a result of the more intense social isolation in the year above, a reflection of the effects of the pandemic.
•	Higher revenue of natural gas, due to higher demand, both in the thermoelectric sector, due to the worsening hydrological scenario, and in the non-thermoelectric sector, reflecting a market recovery after the more restrictive measures related to the pandemic that occurred in the previous year, as well as higher sales prices, mainly influenced by the increase in Brent crude oil and the depreciation of the real against the dollar;
•	Increase in electricity revenue, reflecting higher thermoelectric dispatches, due to the worsening hydrological conditions that resulted in lower levels of hydroelectric reservoirs, as well as the effects of the economic recovery after the height of the pandemic and the increase in the Settlement Price of Differences; and
•	Higher oil revenue, mainly due to the sale of Refinaria de Mataripe S.A. (formerly RLAM), which became a relevant customer as of December 2021 in the commercial operations of oil sold in the domestic market.

The higher revenue from exports reflects higher prices, following the appreciation of international prices, offset in part by the lower volumes of oil exports, mainly reflecting the recovery of the domestic market and the lower production of oil in Brazil and oil products, mainly diesel and gasoline.

In 2021, Vibra Energia, formerly BR Distribuidora, represents more than 10% of the company's total sales, mainly impacting the Refining, Transport and Marketing segment.

8.3.	Remaining performance obligations

The company has contracts for the sale of products or services signed up to December 31, 2021, with terms of more than 1 year, where there is an established amount of goods or services for sales in the coming years with their respective payment terms.

The following are the remaining amounts of these contracts at the end of 2021 based on their quantities of goods and services for future sales, as well as prices on the base date of December 31, 2021 or practiced in recent sales when they reflect the information more directly observable:

	Consolidated
	Expected realization within 1 year	Expected realization after 1 year	Total of the contracts
Domestic Market
Gasoline	55,605	−	55,605
Diesel	114,571	−	114,571
Natural gas	65,901	65,669	131,570
Services and others	34,446	48,790	83,236
Naphtha	9,773	29,317	39,090
Electricity	3,481	12,070	15,551
Other oil products	146	−	146
Jet fuel	5,080	−	5,080
Foreign Market
Exports	16,351	64,688	81,039
Total	305,354	220,534	525,888

Revenues will be recognized through transfer of goods and services to the respective customers, their values and period of recognition being subject to future demands, variations in the value of commodities, exchange rates and other market factors.

The table above does not include information on contracts with customers with a duration of less than one year, such as sales in the spot market, as well as estimated amounts of variable payments that are restricted, in addition to contracts that only establish general terms and conditions (Master Agreements), for which volumes and prices will only be defined in subsequent contracts.

26

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Additionally, electricity revenues are substantially due to demand for the generation of thermoelectric energy as required by the National System Operator (ONS), which are impacted by hydrological conditions in Brazil. Thus, the amounts shown in the table above represent mainly fixed amounts receivable due to the availability promised to customers in these operations.

8.4.	Contract liabilities

As of December 31, 2021, the Company has R$ 106 (R$ 356 in 2020) in advances related mainly to take and ship or pay contracts, to be offset against future sales of natural gas or the non-exercise of the right by customer, classified as other accounts and expenses payable in current liabilities.

Accounting policy

The Company evaluates contracts with customers that will be subject to revenue recognition and identifies the distinct goods and services promised in each of them.

Performance obligations are promises to transfer to the customer: (i) a different good or service (or group of goods or services); and (ii) a series of different goods or services that have the same or substantially the same characteristics and that have the same pattern of transfer to the customer.

Revenues are measured based on the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. Transaction prices are based on contractually stated prices, reflecting the Company's pricing methodologies and policies based on market parameters.

When transferring a good, that is, when the customer obtains its control, the Company satisfies the performance obligation and recognizes the respective revenue, which usually occurs at a point in time upon delivery.

9.	Costs and expenses by nature

9.1.          Cost of sales

	Consolidated		Parent Company
	2021	2020	2021	2020
Raw material, products for resale, materials and third-party services (*)	(112,715)	(64,602)	(119,052)	(62,047)
Depreciation, depletion and amortization	(50,093)	(44,823)	(54,521)	(53,772)
Production taxes	(60,104)	(29,923)	(60,063)	(29,904)
Employee compensation	(10,119)	(8,759)	(7,980)	(6,535)
Total	(233,031)	(148,107)	(241,616)	(152,258)
(*) It Includes short-term leases and inventory turnover.

Cost of sales of R$ 233,031, R$ 84,924 higher than in 2020 (R$ 148,107), highlighting the following factors:

•	Higher costs with imported oil and oil products and with government participation, following the appreciation of international prices;
•	Greater share of imported LNG in the mix of natural gas supply, of oil products imported in the sales mix, especially imported diesel, and of imported oil in the feedstock processed at the refineries;
•	Higher LNG acquisition costs, due to the prospect of keeping temperatures below average in the northern hemisphere, restrictions on product supply, lower gas inventories in Europe and the increase of the Chinese economy;
•	Negative impact in 2021 of the actuarial review of the Health Plan regarding the change in benefit, compared to the positive impact in 2020 (note 17.3.1); and
•	Partially offset by lower volumes of oil and oil products exported.
27

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

9.2.          Selling expenses

	Consolidated		Parent Company
	2021	2020	2021	2020
Materials, third-party services, freight, rent and other related costs	(19,095)	(21,297)	(20,475)	(17,647)
Depreciation, depletion and amortization	(3,289)	(2,924)	(3,277)	(2,907)
Allowance for expected credit losses	65	20	68	34
Employee compensation	(487)	(819)	(426)	(401)
Total	(22,806)	(25,020)	(24,110)	(20,921)

Selling expenses of R$ 22,806, R$ 2,214 less than in 2020 (R$ 25,020), reflecting the reduction in logistics expenses related to exports of oil and oil products, due to lower freight costs and the decrease in exported volumes, the sale of Liquigás in December 2020, reflecting lower expenses with the sale of LPG, and the actuarial review of the Health Plan referring to the change in the co-participation of the benefit carried out between the years. These effects were partially offset by the devaluation average of the real against the dollar and the higher logistical expenses linked to the transport of natural gas, whose contracts were readjusted throughout the year.

9.3.          General and administrative expenses

	Consolidated		Parent Company
	2021	2020	2021	2020
Employee compensation	(4,490)	(3,813)	(3,669)	(2,720)
Materials, third-party services, rent and other related costs	(1,384)	(1,264)	(943)	(787)
Depreciation, depletion and amortization	(466)	(448)	(419)	(390)
Total	(6,340)	(5,525)	(5,031)	(3,897)

General and administrative expenses of R$ 6,340, R$ 815 higher than 2020 (R$ 5,525), mainly reflecting the actuarial review of the Health Plan referring to the change in the co-participation of the benefit carried out between the years, as well as the salary adjustment according to the Collective Bargaining Agreement (ACT 2020-2022) carried out in the third quarter of 2021, partially offset by lower personnel expenses due to the reduction of employees and the sale of Liquigás in December 2020.

10.	Other income and expenses
	Consolidated		Parent Company
	2021	2020	2021	2020
Pension and medical benefits – retirees	(7,840)	4,630	(7,820)	4,630
Unscheduled stoppages and pre-operating expenses	(7,340)	(7,436)	(7,252)	(7,154)
Gains / (losses) related to legal, administrative and arbitration proceedings	(3,887)	(2,627)	(3,388)	(2,189)
Variable compensation program	(2,542)	(2,240)	(2,363)	(2,040)
Profit Sharing	(671)	(31)	(597)	(6)
Equalization of expenses – Production Individualization Agreements	(425)	3,701	(425)	3,701
Gains/(losses) with Commodities Derivatives	(422)	(1,974)	(60)	(1,142)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	(220)	(225)	(35)	(225)
Voluntary Separation Incentive Plan (PDV)	62	(5,408)	46	(5,250)
Gains / (losses) on decommissioning of returned/abandoned areas	559	(1,770)	559	(1,770)
Fines imposed on suppliers	879	475	850	456
Amounts recovered from Lava Jato investigation	1,272	797	1,272	796
Transfer of rights on concession agreements (**)	1,947	434	1,947	434
Expenses/Reimbursements from E&P partnership operations	2,580	4,646	2,580	4,646
Tax recoverable (*)	2,955	8,222	2,692	7,784
Early termination and cash outflows revision of lease agreements	2,960	1,389	3,019	37,778
Results from co-participation agreements in bid areas (**)	3,317	−	3,317	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	10,889	2,709	10,077	2,918
Others	(106)	(597)	(1,514)	(2,522)
Total	3,967	4,695	2,905	40,845
(*)It Includes the effects of the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS, except for the effects of monetary restatement, as per explanatory note 16.
(**) According to Note 34.

The main changes of 2021 in relation to 2020 were:

•	Actuarial review of the health plan referring to the change in the co-participation of the benefit carried out between the years, mainly inactive employees, with a negative impact in the statement of income;
•	Lower gain, arising from the exclusion of ICMS (VAT Tax) from the PIS/COFINS tax base;
28

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
•	Lower result with equalization of expenses, mainly reflecting the gain with Equalization Agreements of Expenses and Volumes of the shared deposits of Tupi, Sépia and Atapu in 2020;
•	Higher provision for losses and contingencies with legal proceedings, mainly due to: i) increased provision for losses on civil litigation involving contractual matters; and ii) expenses with payment and constitution of the obligation arising from the lawsuit for environmental damage occurred in the State of Paraná - OSPAR (Santa Catarina - Paraná Oil Pipeline), due to the approval of the agreement, in October 2021, aiming to terminate the discussion of merit;
•	Higher provision related to the variable compensation program and profit sharing;
•	Greater reimbursement of amounts related to Lava Jato Operation, mainly reflecting the leniency agreements entered into in the first quarter of 2021;
•	Higher income from agreements related to the assignment of concession contracts, with emphasis on the concession of the six blocks in the State of Amapá (Amazonas Mouth River);
•	Better result with commodity derivatives, reflecting the greater loss made in the previous year due to oil products contracted between April and May 2020 to protect the uncertainties in export prices of oil feedstock already loaded, but not priced, due to the high volatility experienced in the previous year;
•	Better result with abandonment of areas;
•	Gain with the result of the Búzios Co-participation Agreement;
•	Lower provisions related to the Voluntary Termination Plan (PDV), due to the higher number of subscribers in 2020, as well as due to the updating of provisions resulting from the increase in the amount of compensation in the previous year; and
•	Higher net gains from disposals and write-offs of assets.

29

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
11.	Net finance income (expense)
	Consolidated		Parent Company
	2021	2020	2021	2020
Finance income	4,458	2,821	4,249	2,940
Income from investments and marketable securities (Government Bonds)	1,706	1,017	499	313
Finance income FIDC-NP	−	−	2,074	1,802
Others	2,752	1,804	1,676	825
Finance expenses	(27,636)	(31,108)	(30,936)	(35,692)
Interest on finance debt	(15,461)	(18,507)	(25,059)	(23,655)
Unwinding of discount on lease liabilities	(6,584)	(6,806)	(6,144)	(12,543)
Discount and premium on repurchase of debt securities	(5,838)	(6,139)	−	−
Capitalized borrowing costs	5,244	4,805	5,170	4,754
Unwinding of discount on the provision for decommissioning costs	(4,088)	(3,251)	(4,063)	(3,235)
Others	(909)	(1,210)	(840)	(1,013)
Foreign exchange gains (losses) and indexation charges	(36,078)	(21,297)	(35,979)	(47,037)
Foreign exchange gains (losses) (*)	(14,951)	(6,834)	(15,397)	(33,460)
Reclassification of hedge accounting to the Statement of Income (*)	(24,777)	(24,308)	(24,162)	(23,480)
Recoverable taxes inflation indexation income (**)	2,754	9,369	2,603	9,165
Others	896	476	977	738
Total	(59,256)	(49,584)	(62,666)	(79,789)
(*) For more information, see notes 36.3.c and 36.3a.

(**) Includes PIS and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation. See note 16.

Net finance expense higher than 2020, mainly due to:

•	Lower net financial expenses, with emphasis on: (i) lower interest on financing in Brazil and abroad, mainly reflecting the lower average indebtedness, as a result of prepayments made over the years; (ii) higher income from financial investments and securities; (iii) lower costs with goodwill on the repurchase of debt securities in the capital markets; (iv) reversal of interest related to adhesion to the state amnesty program of Rio de Janeiro, Bahia and Rio Grande do Sul in 2021, basically ending contingencies linked to ICMS Vat Tax. These effects were partially offset by the increase in transaction costs, due to higher debt prepayments.
•	Higher negative foreign exchange losses and indexation charges caused by: (i) higher expense with real x dollar exchange variation, largely reflecting the 7.4% devaluation of the real against the dollar in 2021 on the greater average liability exposure in dollar, which became relevant as of March 2020; (ii) lower gain with monetary restatement arising from the exclusion of ICMS VAT Tax from the PIS/COFINS tax base; (iii) reduction of interest with monetary restatement referring to the oil and alcohol account resulting from the favorable court decision of 2020, final and unappealable, on the action of the monetary restatement index of accounts receivable; (iv) greater reclassification of the negative exchange variation accumulated in shareholders' equity to profit or loss due to the realization of exports protected in the scope of hedge accounting; and (v) worse result with exchange variation dollar x pound, impacted by the negative result with derivatives. These effects were offset by: (i) better result with the dollar x euro exchange variation, reflecting the 7.7% appreciation in 2021 of the dollar against the euro on the liability exposure in euro, compared to the 9.2% devaluation in 2020; and (ii) the increase in monetary restatements on judicial deposits, mainly reflecting the higher average balance of judicial deposits.
30

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
12.	Segment information – Result
Consolidated Statement of Income by operating segment - 12.31.2021
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	299,929	401,756	64,987	2,732	(316,736)	452,668
Intersegments	293,984	7,609	13,847	1,296	(316,736)	−
Third parties	5,945	394,147	51,140	1,436	−	452,668
Cost of sales	(127,750)	(353,605)	(51,392)	(2,730)	302,446	(233,031)
Gross profit (loss)	172,179	48,151	13,595	2	(14,290)	219,637
Income (expenses)	17,458	(8,621)	(15,481)	(10,477)	(112)	(17,233)
Selling	(4)	(8,318)	(14,307)	(65)	(112)	(22,806)
General and administrative	(830)	(801)	(387)	(4,322)	−	(6,340)
Exploration costs	(3,731)	−	−	−	−	(3,731)
Research and development	(2,251)	(38)	(142)	(602)	−	(3,033)
Other taxes	(1,029)	(663)	(183)	(305)	−	(2,180)
Impairment of assets	16,375	1,635	(1,133)	13	−	16,890
Other income and expenses	8,928	(436)	671	(5,196)	−	3,967
Net income / (loss) before financial results and income taxes	189,637	39,530	(1,886)	(10,475)	(14,402)	202,404
Net finance income (expenses)	−	−	−	(59,256)	−	(59,256)
Results in equity-accounted investments	638	4,993	528	2,268	−	8,427
Net income / (loss) before income taxes	190,275	44,523	(1,358)	(67,463)	(14,402)	151,575
Income taxes	(64,477)	(13,440)	641	28,068	4,897	(44,311)
Net income (loss) for the year	125,798	31,083	(717)	(39,395)	(9,505)	107,264
Attributable to:
Shareholders of Petrobras	125,822	31,083	(1,239)	(39,493)	(9,505)	106,668
Non-controlling interests	(24)	−	522	98	−	596
	125,798	31,083	(717)	(39,395)	(9,505)	107,264

Consolidated Statement of Income by operating segment - 12.31.2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	174,085	241,966	39,275	4,439	(187,696)	272,069
Intersegments	169,593	4,368	12,502	1,233	(187,696)	−
Third parties	4,492	237,598	26,773	3,206	−	272,069
Cost of sales	(92,057)	(222,215)	(20,131)	(4,207)	190,503	(148,107)
Gross profit (loss)	82,028	19,751	19,144	232	2,807	123,962
Income (expenses)	(44,221)	(15,455)	(13,259)	1,978	(112)	(71,069)
Selling	(4)	(12,955)	(11,839)	(110)	(112)	(25,020)
General and administrative	(797)	(811)	(432)	(3,485)	−	(5,525)
Exploration costs	(4,170)	−	−	−	−	(4,170)
Research and development	(1,194)	(46)	(56)	(523)	−	(1,819)
Other taxes	(2,567)	(714)	(158)	(1,532)	−	(4,971)
Impairment of assets	(34,448)	859	192	(862)	−	(34,259)
Other income and expenses	(1,041)	(1,788)	(966)	8,490	−	4,695
Net income / (loss) before financial results and income taxes	37,807	4,296	5,885	2,210	2,695	52,893
Net finance income (expenses)	−	−	−	(49,584)	−	(49,584)
Results in equity-accounted investments	(893)	(2,132)	682	(929)	−	(3,272)
Net income / (loss) before income taxes	36,914	2,164	6,567	(48,303)	2,695	37
Income taxes	(12,854)	(1,461)	(2,001)	23,441	(916)	6,209
Net income (loss) for the year	24,060	703	4,566	(24,862)	1,779	6,246
Attributable to:
Shareholders of Petrobras	24,083	862	4,188	(23,804)	1,779	7,108
Non-controlling interests	(23)	(159)	378	(1,058)	−	(862)
	24,060	703	4,566	(24,862)	1,779	6,246

The balance of depreciation, depletion and amortization by business segment are as follows:

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Total
Jan-Dec/2021	48,562	11,678	2,324	484	63,048
Jan-Dec/2020	44,043	10,838	2,409	1,015	58,305

Accounting policy

The information related to the Company’s operating segments is prepared based on available financial information directly attributable to each segment, or items that can be allocated to each segment on a reasonable basis. This information is presented by business activity, as used by the Company’s Board of Executive Officers (Chief Operating Decision Maker – CODM) on the decision-making process of resource allocation and performance evaluation.

31

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

When calculating segmented results, transactions carried out with third parties, including joint ventures and affiliates, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

The Company's business segments disclosed separately are:

a)	Exploration and Production (E&P): this segment covers the activities of exploration, development and production of crude oil, NGL (natural gas liquid) and natural gas in Brazil and abroad, for the primary purpose of supplying its domestic refineries. The E&P segment also operates through partnerships with other companies and includes holding interest in foreign entities operating in this segment.

As an energy Company with a focus on oil and gas, intersegment sales revenue refers mainly to oil transfers to the Refining, Transportation and Marketing segment, aiming to supply the Company's refineries and meet the domestic demand for oil products. These transactions are measured by internal transfer prices based on international oil prices and their respective exchange rate impacts, taking into account the specific characteristics of the transferred oil stream.

Additionally, the E&P segment obtains sales revenue from the transfer of natural gas to the Gas and Energy segment for processing at its industrial units. These transactions are measured by internal transfer prices, based on international prices for this commodity.

Revenue from sales to third parties mainly reflects services rendered relating to E&P activities, sales of the E&P’s natural gas processing plants, as well as the oil and natural gas operations carried out by subsidiaries abroad.

b)	Refining, Transportation and Marketing (RT&M): includes the activities of refining, logistics, transport, acquisition and export of crude oil, as well as the purchase and sale of products derived from oil and ethanol, in Brazil and abroad. Additionally, this segment includes the petrochemical area, which comprises investments in companies in the petrochemical sector, and shale exploration and processing.

This segment acquires crude oil from the E&P segment, imports oil for blending with the company's domestic oil, as well as acquires oil derivatives in international markets, taking advantage of the existing price differentials between the cost of processing the crude oil in Brazil and the cost of importing oil products.

Revenue from intersegment sales mainly reflects derivatives trading operations for the distribution businesses at market price, and operations for the G&E and E&P segments at domestic transfer pricing.

Revenue from sales to third parties mainly reflects the domestic sale of oil products and oil products and the export and sale of oil and oil products by subsidiaries abroad.

c)	Gas and Power: this segment covers the activities of logistic and trading of natural gas and electricity, transportation and trading of LNG (liquefied natural gas), generation of electricity by means of thermoelectric power plants, as well as holding interests in transporters and distributors of natural gas in Brazil and abroad. It also includes natural gas processing and fertilizers production.

Intersegment revenues primarily reflect the transfers of natural gas processed, liquefied petroleum gas (LPG) and NGL to RT&M. These transactions are measured at internal transfer prices.

This segment purchases national natural gas from the E&P segment, from partners and third parties, imports natural gas from Bolivia and LNG to meet national demand.

Revenues from sales to third parties primarily reflect natural gas processed to distributors, as well as generation and trading of electricity.

d)	Corporate and other businesses comprise items that cannot be attributed to the other segments, as well as distribution and biofuels businesses. Corporate items comprise those related to corporate financial management, corporate overhead and other expenses, including actuarial expenses related to the pension and medical benefits for retired employees and their dependents. The distribution businesses reflect the equity interest in the associate Vibra Energia, formerly Petrobras Distribuidora, until July 2021, when the Company sold its remaining interest in this associate (Investments and Results in Equity-Accounted Investments) and oil products distribution businesses abroad (South America). The biofuels business reflects the activities of producing biodiesel, its co-products and ethanol.
32

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
13.	Trade and other receivables

13.1.      Trade and other receivables, net

	Consolidated		Parent Company
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Receivables from contracts with customers
Third parties	27,005	16,013	16,398	10,102
Related parties
Investees (note 30.5)	2,152	3,450	15,427	17,753
Receivables from the electricity sector	−	1,064	−	107
Subtotal	29,157	20,527	31,825	27,962
Other trade receivables
Third parties
Receivables from divestments (*)	14,951	7,916	14,951	7,669
Lease receivables	2,428	2,427	138	102
Other receivables (**)	4,866	13,179	3,401	11,563
Related parties
Investments in the Credit Rights Investment Fund - FIDC-NP (Note 30.5)	−	−	59,651	10,121
Petroleum and alcohol accounts - receivables from Brazilian Government	2,822	2,503	2,822	2,503
Subtotal	25,067	26,025	80,963	31,958
Total trade receivables	54,224	46,552	112,788	59,920
Expected credit losses (ECL) - Third parties	(7,971)	(7,939)	(4,116)	(4,072)
Expected credit losses (ECL) - Related parties	(112)	(354)	(112)	(158)
Total trade receivables, net	46,141	38,259	108,560	55,690
Current	35,538	24,584	100,110	44,321
Non-current	10,603	13,675	8,450	11,369

(*)It mainly refers to amounts receivable (including interest and monetary and exchange rate variation) from the divestment in Nova Transportadora do Sudeste (NTS), in Block BM-S-8 of the Bacalhau field (former Carcará area), in addition to values referring to Rio Ventura, Roncador, Pampo Enchova, Baúna and Miranga.

(**) In 2020, it mainly includes amounts related to the purchase and sale of production platforms and equipment from our partners in E&P consortia, with financial settlement in the first quarter of 2021.

Accounts receivable are classified in the amortized cost category, except for certain receivables with final price formation after the transfer of control of products that depend on the variation in the value of the commodity, classified in the category fair value through profit or loss, whose value on December 31, 2021 totaled R$6,445 (R$2,635 as of December 31, 2020).

With the constitutional reform of the court order system published in December 2021 (Constitutional Amendments 113 and 114), it was defined that, until 2026, the Federal Government's annual budget proposal for the payment of court orders will be limited to expenses paid, deducted small-value requisitions, and the priority of receiving certain credits is also observed. Thus, the company's expectation is that the precatories issued in its favor, arising from the Petroleum and Alcohol Account, will be received between 2022 and 2027, depending on the limits to be established for payment in each year.

In 2021, the average term of account receivables from contracts with third parties, referring to the sale of oil products in the domestic market, is approximately 1.7 days (1.5 days in 2020). Exports of fuel oil and crude oil have an average collection period of approximately 14.02 days and 9.77 days, respectively (13 days and 8 days in 2020).

13.2.      Aging of trade and other receivables – third parties

	Consolidated				Parent Company
	12.31.2021		12.31.2020		12.31.2021		12.31.2020
	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses
Current	39,392	(428)	30,402	(677)	29,109	(158)	24,935	(155)
Overdue:
Up to 3 months	1,214	(144)	1,066	(42)	1,186	(143)	118	(38)
From 3 to 6 months	221	(36)	77	(46)	210	(36)	47	(46)
From 6 to 12 months	286	(164)	219	(147)	267	(160)	148	(130)
Over 12 months	8,137	(7,199)	7,771	(7,027)	4,118	(3,619)	4,186	(3,704)
Total	49,250	(7,971)	39,535	(7,939)	34,890	(4,116)	29,434	(4,073)

33

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

13.3.      Changes in provision for expected credit losses

	Consolidated		Parent Company
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Opening balance	8,293	9,392	4,230	4,227
Additions	374	1,024	362	724
Reversions	(611)	(166)	(305)	(167)
Write-offs	(213)	(3,596)	(60)	(554)
Transfer of assets held for sale	(42)	(15)	−	−
Cumulative translation adjustment	282	1,654	−	−
Closing balance	8,083	8,293	4,227	4,230
Current	880	1,135	723	788
Non-current	7,203	7,158	3,504	3,442

In 2020, write-offs of R$ 3,596 basically reflect amounts receivable from suppliers, related to the construction and renovation of platforms, which were already fully provisioned.

Petrobras on agreement with Companhia de Eletricidade do Amapá

On May 11, 2021, Petrobras signed with Companhia de Eletricidade do Amapá (CEA) a judicial agreement for the termination of litigation and credit recovery, in the amount of R$314. The agreement establishes the payment to Petrobras of R$133, to be settled in 24 successive monthly installments (sub-credit A). A discount will be granted in the remaining amount of R$ 181, which was also divided into 24 successive monthly installments (sub-credit B), provided that payments are made on time. For each installment of sub-credit A paid, CEA will receive a bonus corresponding to a portion of sub-credit B of the debt. In the event of default, as provided for in the agreement, Petrobras may demand all the installments due on both debt sub-credits.

The agreement was subject to suspensive conditions for the recognition of the receivable, which were fulfilled in November 2021 with the transfer of shareholding control to Equatorial Energia, generating a positive effect on Petrobras' consolidated income of R$133, without considering the tax effects.

Accounting policy

Accounts receivable are generally classified at amortized cost, except for certain receivables classified as fair value through profit or loss, whose cash flows are not characterized as receipt of principal and interest, including receivables where the formation of final prices after transfer control of products depends on the variation in the value of the commodity.

When the company leases an asset under a finance lease, constitutes a receivable for an amount equal to the net investment in the lease, consisting of lease payments receivable and any unsecured residual value under the company's responsibility, discounted at the interest rate of the operation.

The company recognizes a provision for expected credit losses for accounts receivable from short-term customers through the use of a matrix of provisions.

The matrix is based on the experience of unadjusted historical credit loss, when such information represents the best reasonable and sustainable information, or adjusted, based on current observable data to reflect the effects of current and future conditions provided that such data are available without undue cost or effort.

In general, for other receivables, the company recognizes a provision for an amount equivalent to the expected credit loss for 12 months, however, when the credit risk of the financial instrument increases significantly since its initial recognition, the provision is recognized for an equivalent amount of the expected credit loss (lifetime).

When assessing the significant increase in credit risk, the Company compares the default risk that occurs in the financial instrument on the balance sheet date with the default risk that occurs in the financial instrument on the date of its initial recognition.

Regardless of the assessment of the significant increase in credit risk, the company assumes that the credit risk of a financial asset has increased significantly since its initial recognition when contractual payments have been due for more than 30 days, except when reasonable and sustainable information available demonstrates the opposite.

The company assumes that the credit risk of accounts receivable has not increased significantly since its initial recognition when accounts receivable have low credit risk at the balance sheet date. Low credit risk is determined based on external risk ratings and internal assessment methodologies.

34

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In the absence of controversy or other issues that may result in the suspension of collection, the company considers default when the counterparty does not comply with the legal obligation to pay its debts when due or, depending on the instrument, when there is a delay in receiving payment due in the same term or more than 90 (ninety) days.

Expected credit loss is the weighted average of historical credit losses with the respective default risks, which may occur according to the weightings. Credit loss on a financial asset is measured by the difference between all contractual cash flows due to the company and all cash flows that the company expects to receive, discounted at the original effective rate.

35

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
14.	Inventories

	Consolidated		Parent Company
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Crude oil	17,012	11,653	14,066	10,470
Oil products	13,922	10,001	10,681	7,643
Intermediate products	2,967	2,060	2,967	2,060
Natural gas and Liquefied Natural Gas (LNG) (*)	1,946	631	1,946	630
Biofuels	106	157	7	14
Fertilizers	43	43	9	11
Total products	35,996	24,545	29,676	20,828
Materials, supplies and others	4,490	4,955	4,230	4,624
Total	40,486	29,500	33,906	25,452
(*) LNG - Liquified Natural Gas

Oil and LNG inventories can be traded in their raw state, as well as consumed in the production process of their oil products.

Intermediate products are formed by streams of products that have already passed through at least one processing unit, but that still need to be processed, treated or converted to be available for sale.

Biofuels mainly comprise the balances of ethanol and biodiesel inventories.

Materials, supplies and others mainly represent production inputs and operating materials that will be used in the company's activities and are stated at average purchase cost, when this does not exceed replacement cost.

The R$5,359 increase in oil inventories is mainly due to higher costs with imported oil and government participation in produced oil, following the appreciation of Brent and the devaluation of the Brazilian real, as well as higher imported volumes.

Consolidated inventories are presented net of losses to adjust to their net realizable value, these adjustments arising mainly from fluctuations in the international prices of oil and its oil products and, when constituted, are recognized in profit and loss for the year as costs of sales. As of December 31, 2021, a provision of R$ 6 was recorded (provision of R$ 1,518 as of December 31, 2020).

As of December 31, 2021, the Company had a volume of oil and / or oil products given as a guarantee of the Terms of Financial Commitment – TCF, signed in 2008 with Petros, in the amount of R$ 13,306. Such amount is after deducting the equivalent volumes of early partial liquidation of the Pre-70 TCF carried out in January 2021.

Accounting policy

Inventories are measured at their weighted average acquisition or production cost and are adjusted to their net realizable value, when this is less than the book value.

The net realization value comprises the estimated sale price in the normal course of business, less estimated completion costs and expenses to complete the sale. Changes in sales prices after the base date of the financial statements are considered in the calculation of the net realizable value, as they confirm the conditions existing on that base date.

15.	Trade payables
	Consolidated		Parent Company
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Third parties in Brazil	19,840	14,697	18,120	13,453
Third parties abroad	10,387	18,724	5,907	6,159
Related parties	370	2,224	8,707	55,931
Balance in current liabilities	30,597	35,645	32,734	75,543

As of December 31, 2021, the average payment term in Brazil is 31 days, while for trade payables abroad the average term is 28 days for imported products and 27 days for other goods and services, approximately.

Third Parties in Brazil

The R$ 5,143 increase mainly refers to NTS' natural gas transport tariff provisions, the purchase on term of crude oil and oil products from the Mataripe Refinery and the charge for environmental damage in the State of Paraná (OSPAR).

36

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Third parties abroad

The reduction of R$ 8,337 is mainly due to payments related to the partners interest in the E&P consortia for the nationalization of platforms, allocated to the Roncador and Tupi fields, acquired by Petrobras as a result of the changes introduced by Law No. 13,586/2017 (Repetro-Sped ).

Related parties

The reduction of R$ 1,854 is mainly due to the transfer of amounts from NTS, BSBIOS and Petrobras Distribuidora to Third Parties, in view of the divestment process.

16. Taxes

16.1.	Income tax and social contribution

Current taxes

Income tax and social contribution	Consolidated
	Current Assets		Current Liabilities		Non-Current Liabilities
	12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Taxes in Brazil
Income taxes	745	2,032	3,803	576	−	−
Income taxes - Tax settlement programs	−	−	241	234	1,676	1,853
	745	2,032	4,044	810	1,676	1,853
Taxes abroad	166	138	45	219	−	−
Total	911	2,170	4,089	1,029	1,676	1,853

The taxes on income in current assets are tax credits resulting from the process of calculating income tax and social contribution, in addition to the respective negative balances determined, mainly for the calendar years from 2017 to 2019 and 2021, while current liabilities are the amount to be payable of the current income tax and social contribution.

The balance of the tax settlement programs basically refers to the tax assessment notice of income tax and social contribution, included in the Special Tax Regularization Program (PERT) in 2017, on the full deductibility of the obligations assumed by the company in 2008 under the terms of Financial Commitments (TCF), entered into with Petros and entities representing employees. The payment term is 145 monthly and successive installments, updated by the Selic, as of January 2018.

Reconciliation between statutory tax rate and effective tax expense rate

The reconciliation of taxes calculated according to nominal rates and the amount of registered taxes are shown below:

	Consolidated		Parent Company
	2021	2020	2021	2020
Net income before income taxes	151,575	37	147,802	1,997
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(51,536)	(13)	(50,253)	(679)
Adjustments to arrive at the effective tax rate:
Interest on capital, net	4,684	(87)	4,673	(144)
Different jurisdictional tax rates for companies abroad	1,632	10,140	−	−
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(3,003)	(3,719)	(3,003)	(3,718)
Tax incentives	272	19	267	−
Tax loss carryforwards (unrecognized tax losses)	300	(2,208)	−	−
Non-taxable income (non-deductible expenses), net (**)	1,225	(1,403)	(84)	(947)
Post-retirement benefit (***)	(4,377)	2,879	(4,269)	2,885
Results in equity-accounted investments in Brazil and abroad	1,672	253	6,768	7,333
Non-incidence of income taxes on indexation charges (SELIC interest rate) over undue paid taxes	4,767	−	4,767	−
Others	53	348	−	381
Income tax expenses	(44,311)	6,209	(41,134)	5,111
Deferred income taxes	(21,644)	8,940	(20,895)	5,600
Current income taxes	(22,667)	(2,731)	(20,239)	(489)
Total	(44,311)	6,209	(41,134)	5,111
Effective tax rate of income taxes	29.2%	(16781.1)%	27.8%	(255.9)%

(*) Income tax and social contribution in Brazil referring to income earned in the years by investees abroad, according to provisions provided for in Law No. 12,973 / 2014.

(**) Includes effect on judicial agreements.

(***) impacted by non-deductible expenses for health and pension plans in 2021, compared to the non-taxable gain from the review of the health plan in 2020.

37

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Deferred income taxes - non-current

The table below shows the movement of deferred tax assets and liabilities as of December 31:

	Consolidated		Parent Company
	2021	2020	2021	2020
Balance at January 1st	32,509	(1,502)	20,518	(9,974)
Recognized in the statement of income for the year	(21,644)	8,940	(20,895)	5,600
Recognized in shareholders’ equity	(8,235)	24,858	(7,938)	25,225
Cumulative translation adjustment	20	559	−	−
Use of tax credits	(6,350)	(332)	(6,353)	(332)
Others	214	(14)	(139)	(1)
Balance at December 31	(3,486)	32,509	(14,807)	20,518
Deferred tax assets	3,371	33,524	−	20,518
Deferred tax liabilities	(6,857)	(1,015)	(14,807)	−
Balance at December 31	(3,486)	32,509	(14,807)	20,518

The table below shows the composition of deferred tax assets and liabilities as of December 31:

Nature	Basis for realization	2021	2020
Property, plant and equipment - Cost of prospecting and dismantling areas	Depreciation, Amortization and Write-off of Assets	(7,601)	(16,655)
Property, plant and equipment - Impairment	Amortization, Write-off of Assets and Impairment Reversal	24,455	34,435
Property, plant and equipment – Others (*)	Depreciation, Amortization and Write-off of Assets	(72,123)	(45,157)
Loans, accounts receivable / payable and financing	Payments, Receipts and Consideration	19,475	20,335
Leases	Appropriation of consideration	6,942	6,186
Provision for lawsuits	Payment and reversal of the provision	3,378	3,453
Tax losses	Compensation of 30% of taxable income	10,193	12,995
Inventories	Sale, Write-Off and Loss	1,271	822
Employee benefits, mainly pension plan	Payment and reversal of the provision	6,976	14,972
Others		3,548	1,123
Total		(3,486)	32,509

(*) includes accelerated incentive depreciation, difference in depreciation per unit produced x straight-line method, as well as capitalized financial charges

Non-incidence of income taxes on indexation charges (SELIC interest rate) over undue paid taxes

On September 24, 2021, the Federal Supreme Court of Brazil (Superior Tribunal Federal – STF), in a judgment of extraordinary appeal with general repercussion, without final decision, decided that it is unconstitutional the incidence of income taxes (IRPJ and CSLL) on the indexation charges applying SELIC interest rate (indexation charges and default interest) over undue paid taxes.

The Company has a writ of mandamus in which it discusses the right to repeat the amounts of IRPJ and CSLL incident on the indexation charges applying SELIC over undue paid taxes and over judicial deposits since March 2015, as well as pleads the definitive removal of this tax incidence.

On October 20, 2021, a court decision was rendered, in the writ of mandamus, recognizing the company's right to non-taxation of the Selic in the undue tax.

Based on the decision of the STF, as well as the legal grounds presented in the decision of the Supreme Court, the company reassessed the expectation of gaining the right in relation to the SELIC adjustment of tax undue payments, considering that the tax treatment is likely to be accepted.

In this way, the company recognized in 2021 the amount of R$ 4,767, as income from current and deferred IRPJ and CSLL, according to ICPC 22 - Uncertainty on the Treatment of Income Taxes (equivalent to the international standard IFRIC 23), as follows:

(i) Current: R$ 1,444 comprising the previous years in which the company recorded taxable income and the calculation for the current year of 2021;

(ii) Deferred: R$ 3,323 for the recomposition of the tax loss carryforwards in the years in which the company had a negative tax base, reducing non-current liabilities.

38

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Timing of reversal of deferred income taxes

Deferred tax credits were recognized based on the projected taxable income in subsequent years, supported by the premises of the Strategic Plan (PE) 2022-2026, whose main financial goals are to maximize the return on capital employed, reduce the cost of capital and constantly seek low costs and efficiency.

Management believes that deferred tax credits will be realized in proportion to the realization of provisions and the final resolution of future events, both based on projections based on PE.

As of December 31, 2021, the expected realization of deferred tax assets and liabilities is as follows:

	Deferred income tax and CSLL, net Consolidated		Parent Company
	Assets	Liabilities	Assets	Liabilities
2022	331	(13,411)	−	(18,699)
2023	987	(4,915)	−	(6,981)
2024	106	514	−	(1,491)
2025	99	1,480	−	783
2026	89	(25,186)	−	(6,896)
2027 and thereafter	1,759	48,375	−	48,091
Recognized deferred tax credits	3,371	6,857	−	14,807

As of December 31, 2021, the Company has tax losses to be offset from foreign subsidiaries, which were not recognized in the year as deferred taxes.

Consolidated

Assets
Brazil	8
Abroad	7,538
Unrecognized deferred tax credits	7,546

These tax credits abroad, not recorded in the amount of R$ 7,538 (R$ 7,113 as of December 31, 2020), result from accumulated tax losses, arising mainly from oil and gas exploration and production activities and refining in the United States.

The table below shows the maximum terms for taking advantage of tax credits not registered abroad:

	Consolidated
	2027 - 2029	2030 - 2032	2033 - 2035	2036 -2038	Without prescription term	Total
Tax credits not registered	2,283	3,186	1,693	−	376	7,538

Uncertain tax positions

As of December 31, 2021, the company has uncertain tax treatments in Corporate Income Tax and Social Contribution related to judicial and administrative proceedings of R$27,808 (R$25,465 in 2020), as detailed in note 18.3.1. Additionally, the company has other positions that can be considered uncertain tax treatments in Corporate Income Tax and Social Contribution of R$59,777 (R$41,093 in 2020), given the possibility of a different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology, therefore, the company understands that such positions will be accepted by the tax authorities.

As of December 31, 2021, the company has uncertain tax treatments in Corporate Income Tax and Social Contribution related to judicial and administrative proceedings of R$27,808 (R$25,465 in 2020), as detailed in note 18.3.1. Additionally, the company has other positions that can be considered uncertain tax treatments in Corporate Income Tax and Social Contribution of R$59,777 (R$41,093 in 2020), given the possibility of a different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology, therefore, the company understands that such positions will be accepted by the tax authorities.

Accounting policy

Income tax and social contribution expenses for the year are recognized in the income statement unless they are related to items directly recognized in shareholders' equity, comprising current and deferred taxes.

39

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

These taxes are calculated based on the rates of 15%, plus an additional income tax of 10% on taxable income for income tax and 9% on taxable income for social contribution on net income, considering the offsetting of tax losses and negative social contribution base, limited to 30% of taxable income for the year.

As of calendar year 2015, as a result of the publication of Law No. 12,973/2014, income earned abroad by a direct or indirect subsidiary or affiliate, adjusted by dividends and results in equity-accounted investments, multiplied by the tax rate on income in Brazil comprise expenses with income tax and social contribution on net income.

a)Current income taxes

They are calculated based on the taxable income determined in accordance with the relevant legislation and rates in force at the end of the period being reported. Uncertainties regarding the treatment of taxes on income are assessed periodically, taking into account the likelihood of acceptance by the tax authority.

Current income tax and social contribution are presented net, by taxpayer entity, when there is a legally enforceable right to offset recognized amounts and when there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

b)Deferred income taxes

They are generally recognized on temporary differences determined between the tax bases of assets and liabilities and their carrying amounts, and measured at the rates expected to be applicable in the period when the asset is realized or the liability is settled, based on the rates (and tax legislation) that are enacted or substantively enacted at the end of the reporting period.

A deferred tax asset is recognized for all deductible temporary differences, including unused tax losses and credits, to the extent that it is probable that there will be taxable income against which the deductible temporary difference can be used, unless the deferred tax asset is deferred tax arises from the initial recognition of an asset or liability in the transaction that is not a business combination and at the time of the transaction affects neither the accounting profit nor the taxable profit (tax loss).

The existence of future taxable income is based on a technical study approved by the Company's Management.

Deferred income tax and social contribution are presented net, when there is a legally enforceable right to offset current tax assets against current tax liabilities, and deferred tax assets and deferred tax liabilities are related to income taxes levied by the same authority tax, in the same taxable entity or in different taxable entities that intend to settle current tax assets and liabilities on a net basis, or realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of the assets or liabilities are expected to deferred taxes are settled or recovered.

16.2.	Other taxes

Consolidated

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Taxes in Brazil:
Current / Deferred VAT Rate (VAT)	3,712	2,635	2,114	1,522	5,554	3,334	−	−
Current / Deferred PIS and COFINS (**)	2,330	8,160	11,329	10,680	2,786	2,829	251	191
PIS and COFINS - Law 9,718/98	−	−	3,313	3,537	−	−	−	−
CIDE	31	19	−	−	235	214	−	−
Production taxes/Royalties	−	−	−	−	11,984	6,094	117	487
Withholding income taxes	−	−	−	−	481	551	−	−
Tax settlement programs	−	−	−	−	374	−	36	−
Others	272	453	1,393	621	781	608	392	1,430
Total in Brazil	6,345	11,267	18,149	16,360	22,195	13,630	796	2,108
Taxes abroad	255	46	48	51	130	66	−	−
Total	6,600	11,313	18,197	16,411	22,325	13,696	796	2,108
(*) Other non-current liabilities are classified as other liabilities.
(**) As of December 31, 2021, includes R$576 (R$6,392 as of December 31, 2020) in current assets, referring to the exclusion of VAT tax in the PIS and COFINS calculation basis.

Deferred ICMS VAT tax credits result from requests for extemporaneous and undue credits, offset in accordance with the legislation of each state. They also arise from credits arising from the acquisition of assets destined for fixed assets, which are offset at the rate of 1/48, being fully amortized over 4 years.

Deferred PIS-COFINS credits refer mainly to the acquisition of goods and services for assets under construction (works in progress), since the tax legislation only allows their use after these assets enter into production, as well as the Electronic Requests for Refund (PER) of extemporaneous credits with the Federal Revenue Service of Brazil.

40

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Government participation is financial compensation owed to the Federal Government by companies that produce oil and natural gas in Brazilian territory. Government participations are composed of royalties, special participations, signature bonuses and payment for the occupation or retention of the area.

Exclusion of VAT tax from PIS and COFINS tax basis

In 2020, Petrobras and its subsidiaries obtained a favorable and final court decision regarding the exclusion of ICMS VAT Tax from the calculation basis of PIS and COFINS contributions and recognized the amount of R$ 16,764, recorded in current assets as taxes and contributions. The credits recognized in assets referred to the exclusion of ICMS VAT Tax actually collected from the calculation basis of PIS and COFINS contributions, whose amounts were unduly paid in periods between October 2001 and August 2020.

The recognition of credits as an asset complies with technical pronouncement CPC 25 – Provisions, Contingent Liabilities and Contingent Assets, as the entry of economic benefits for the company is practically certain, since: (i) the final and unappealable decision in 2020 constitutes a right that ceased to be contingent on the date of that decision; and (ii) the measurement methodology adopted is uncontroversial as it is the one accepted by the Brazilian Federal Revenue Service (RFB).

On May 14, 2021, the Federal Supreme Court (STF) defined that the ICMS VAT Tax amount to be excluded from the PIS and COFINS calculation basis is the one highlighted in the invoice. Thus, especially in the second quarter of 2021, an additional credit of R$4,966 was recognized, monetarily restated and recorded in current assets as taxes and contributions.

The company enabled these credits and offset them with payment of other federal taxes, totaling R$10,656 in 2021 (R$10,372 in 2020).

As of December 31, 2021, the asset balance arising from the exclusion of ICMS VAT Tax from the PIS and COFINS calculation basis, monetarily restated by the Brazilian basic interest rate (Selic), is R$702, of which R$576 are classified as recoverable taxes and contributions and R$ 126 as accounts receivable related to credits from Breitener, which were not sold in November 2021 of the subsidiary at the time.

The net gain in income in 2021 was R$3,204 (R$10,656 as of December 31, 2020).

		Consolidated
	Effects in the statement of income	2021	2020
Tax recovery	Other operating income	2,556	7,878
Monetary update	Foreign exchange gains (losses) and inflation indexation charges, net	2,410	8,886
		4,966	16,764
Pis and Cofins	Tax expenses	(111)	(408)
Tax effects (*)	Income taxes	(1,650)	(5,700)
		3,204	10,656

(*) Part of the taxes on monetary restatement were recovered with the decision of the STF, as per sub-item - Non-levy of IRPJ/CSLL on Selic restatement of undue tax.

PIS and COFINS Law 9,718/98

The company filed common actions against the Federal Government referring to the recovery of amounts paid as PIS/COFINS on financial income and active exchange variations, considering the unconstitutionality of §1 of art. 3 of Law 9,718/98, in the periods between February 1999 and January 2004.

All actions were upheld with a final and unappealable decision. These proceedings are in the liquidation phase, with expert discussion in progress, and only the undisputed portion of the amounts claimed in one of the lawsuits has been effectively received.

As of December 31, 2021, the monetarily restated amount is R$3,313 (R$3,537 as of December 31, 2020).

16.3.	Tax amnesty programs – State Tax (Programas de Anistias Estaduais)

Petrobras, based on the management of risks associated with litigation and in line with the value generation strategy, joined the state amnesty programs in Rio de Janeiro, Rio Grande do Sul and Bahia, generating a positive effect in 2021 in the amount of R$1,017, for the reversal of part of the related provisions, against tax expenses and other operating income of R$799 and financial result of R$218.

The main information on these agreements is presented below:

41

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

State of Rio de Janeiro

The State of Rio de Janeiro instituted a special installment program called PEP-ICMS VAT Tax, authorized by CONFAZ Agreement No. 87/2020, created by State Supplementary Law No. 189/2020 and regulated by Decree 47,488 of February 12, 2021, which allowed the reduction of 90% of the late payment charges due as a fine and interest. On June 7, 2021, the amnesty program of the State of Rio de Janeiro was extended through Complementary Law 191/2021.

The adhesion to the program created conditions for the closure of materialized and non-materialized ICMS VAT Tax contingencies in the total amount of R$ 1,818, upon disbursement of R$ 679, of which R$ 531 during the months of April and May 2021, which included termination spontaneous due to the cancellation of part of the Comperj project scope (current Gaslub), and R$ 148 during the month of September 2021, due to the payment of tax assessment notices linked to ancillary obligations and undue ICMS VAT Tax credit, in addition to spontaneous termination related to the review of the ICMS VAT Tax calculation process. As a result, in 2021, the Company revised its expectation of disbursements considered probable and made the reversal of R$1,139 in the respective provisions for lawsuits and taxes.

State of Bahia

The adhesion to the remission and amnesty program with the State of Bahia was celebrated under the terms of VAT Tax Agreements 48/2020 and 49/2020, ratified by Law 14.286 / 2020, which allowed the remission of 50% of the tax and 90% of the fine and interest due. Tax debts resulting from disallowance of tax credits were closed in January 2021 with the payment of R$ 113, providing a definitive solution for this type of contingency.

42

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
17.	Employee benefits

Employee benefits are all forms of consideration given by an entity in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and other managers. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	Consolidated		Parent Company
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Liabilities
Short-term employee benefits	7,197	6,237	6,508	5,613
Termination benefits	1,950	4,678	1,950	4,569
Post-retirement benefits	55,130	83,503	54,351	82,258
Total	64,277	94,418	62,809	92,440
Current	11,967	18,199	11,233	17,467
Non-current	52,310	76,219	51,576	74,973
Total	64,277	94,418	62,809	92,440

17.1.      Short-term benefits

Short-term benefits are employee benefits (other than termination benefits) that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service.

	Consolidated		Parent Company
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Variable compensation program - PPP	2,574	2,715	2,418	2,515
Accrued vacation	2,453	2,443	2,183	2,171
Salaries and related charges and other provisions	1,505	1,059	1,310	925
Profit sharing	665	20	597	2
Total	7,197	6,237	6,508	5,613
Current	7,178	6,229	6,498	5,606
Non-current (*)	19	8	10	7
Total	7,197	6,237	6,508	5,613
(*) Remaining balance relating to the four-year deferral of 40% of the PPP portion of executive managers.

In the years ended December 31, 2021 and 2020, in relation to short-term benefits, the company recognized the following amounts in the income statement:

	Consolidated		Parent Company
	2021	2020	2021	2020
Costs/Expenses in the statement of income
Salaries, vacation, christmas bonus, charges over provisions and others	14,363	15,591	12,539	13,059
Variable compensation program	2,542	2,240	2,363	2,040
Profit sharing	671	31	597	6
Manager compensations and charges	80	70	37	34
Total	17,656	17,932	15,536	15,139

17.1.1	Variable compensation program

Performance award program (PPP)

On September 17, 2021, the Company’s Board of Administration approved changes in the criteria for granting PPP 2021 to employees (previously approved on December 16, 2020), amending its regulation. Thus, the PPP 2021 model presents, for the activation of the program, in addition to the net income for the year, the declaration and payment of remuneration to shareholders for the year in question approved by the Board of Administration. The payment of the PPP 2021 amounts remains associated compliance with the company's performance metrics and the individual performance of all employees.

Profit Sharing (PLR)

On December 29, 2020, the 17 labor unions representing employees of onshore bases signed the agreement for PLR 2021/2022, within the period determined by the Collective Bargaining Agreement (ACT). Among the maritime bases, three labor union entities signed the agreement within the deadline defined by the ACT.

43

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The PLR 2021/2022 regulation, approved by the Secretariat for Coordination and Governance of State-owned Companies (Sest), of the Federal Government, covers employees who do not occupy remunerated functions and provides for individual limits according to the participants' remuneration. In order for the PLR to be activated in 2021 and 2022, in addition to the PLR agreement having been signed, the following triggers/requirements must be met: i) approval of the distribution of dividends by the Annual General Meeting (AGO); ii) calculation of net income in the reference year; and iii) achievement of the average percentage, weighted by weight, of the set of indicators' targets of at least 80%.

The maximum amount of PLR to be distributed is limited to 5% of Adjusted EBITDA, to 6.25% of net income and to 25% of dividends distributed to shareholders, in each year, whichever is lower.

Accounting practice

The provision for variable compensation programs is recognized on an accrual basis and represents the estimate of future disbursements arising from past events, based on the conditions and metrics of the PPP and PLR, provided that the requirements for activating the programs are met.

17.2.      Termination benefits

Termination benefits are those provided in exchange for the termination of labor contract as a result of either: i) an entity’s decision to terminate the labor contract before the employee’s normal retirement date; or ii) an employee’s decision to accept an offer of benefits in exchange for the termination of its employment.

The company has voluntary termination programs (PDV), incentive retirement programs (PAI), specific termination programs for the corporate segment and for employees assigned to units in the process of divestment, which basically provide for the same legal and indemnity advantages whose enrollment deadlines have already been closed, totaling 11,418 adhesions accumulated until December 31, 2021 (11,117 adhesions until December 31, 2020).

The recognition of the provision for expenses with the retirement programs occurred as the employees signed up.

The voluntary termination program (PDV 2019), intended for retirees of the Brazilian Social Security until the enactment of the Pension Reform, had enrollment reopened during the month of January 2021 for employees not yet enrolled or who have given up membership for any reason by December 29, 2020. During the reopening period, 195 employees enrolled in the program.

The company deferred the payment of indemnities in two installments, the first at the time of termination, together with the legal severance payments, and the second, when applicable, 12 months after the payment of the first installment.

The change in the provision as of December 31, 2021 is shown below:

	Consolidated		Parent Company
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Opening Balance	4,678	565	4,569	565
Effects in the statement of income	(62)	5,408	(46)	5,250
Enrollments	168	5,723	167	5,554
Revision of provisions	(230)	(315)	(213)	(304)
Effects in cash and cash equivalents	(2,666)	(1,295)	(2,573)	(1,246)
Separations in the period	(2,666)	(1,295)	(2,573)	(1,246)
Closing Balance	1,950	4,678	1,950	4,569
Current	1,157	3,921	1,157	3,812
Non-current	793	757	793	757

As of December 31, 2021, of the total provisioned, the amount of R$874 corresponds to the second installment of 2,607 retired employees and the amount of R$1,076 corresponds to 1,961 employees enrolled in the voluntary severance programs with expected termination by December 2024.

17.3.      Post-employment benefits

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents, and five other major types of post-retirement pension benefits (collectively referred to as “pension plans”).

	Consolidated		Parent Company
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Liabilities
Health Care Plan: Saúde Petrobras	25,029	27,836	24,442	27,014
Petros Pension Plan - Renegotiated (PPSP-R) (*)	18,042	31,265	18,042	31,265
Petros Pension Plan - Non-renegotiated (PPSP-NR) (*)	3,672	8,424	3,672	8,424
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	4,557	7,837	4,557	7,837
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	2,851	5,588	2,851	5,588
Petros 2 Pension Plan (PP-2)	918	2,477	787	2,130
Other plans	61	76	−	−
Total	55,130	83,503	54,351	82,258
Current	3,632	8,049	3,578	8,049
Non-current	51,498	75,454	50,773	74,209
(*) In 2020, it includes obligations with contribution for the revision of the lump sum death benefit.
44

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

17.3.1. Nature and risks associated with defined benefit plans

Health Care Plan

The health care plan, named “Saúde Petrobras” by the beneficiaries, is managed by the Petrobras Health Association (APS), a non-profit civil association and includes prevention and health care programs. The plan covers all current and retired employees and is open to new employees.

Currently sponsored by Petrobras, Transpetro, PBIO, TBG and Termobahia, the plan is primarily exposed to the risk of increased medical costs due to inflation, new technologies, new types of coverage and a higher level of utilization of medical benefits. The company continually improves the quality of its technical and administrative processes, as well as the health programs offered to beneficiaries, in order to mitigate this risk.

Employees and retirees make monthly fixed contributions to cover high-risk procedures and variable contributions for part of the cost of other procedures, both based on the plan's contribution tables, which are defined based on certain parameters, such as salary and levels of age. The plan also includes assistance in the purchase of some medicines upon reimbursement, with co-participation of employees and retirees.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses are provided for in the Collective Bargaining Agreement (ACT), as follows:

•	Until 2020, this benefit was covered 70% by the Company and 30% by the participants;
•	As from January 2021, this benefit is covered 60% by the Company and 40% by participants.

Intermediate revision of the health care plan

On September 30, 2021, the enactment of Legislative Decree No. 26/2021, on the date of its publication, suspended the effects of CGPAR Resolution No. 23/2018, which established a parity limit for the cost of the health care benefit between state-owned enterprises and employees.

Considering the conditions that the Company and the labor unions established in the collective agreement 2020-2022, the participation that, as of January 2022, would be in the proportion of 50% between the company and the participants, will remain 60% of the expenses covered by the Company and the remaining 40% by the participants. As a result of this change, the Company carried out an interim review of the actuarial liability of the health plan.

The interim review in the 3rd quarter of 2021 resulted in a reduction in the liability of R$ 1,516, as a contra entry to: (i) R$ 4,518 in the statement of income for the cost of past service resulting from the change in the benefit; and (ii) R$ 6,034 of gain in other comprehensive income in shareholders' equity, due to the revision of actuarial assumptions, mainly due to the increase in the real discount rate applied on the liabilities of the plans of 4.81% and 3.76% (of August 31 2021 and December 31, 2020, respectively) and by the reduction in the variation of hospital medical costs - VCMH of 4.66% and 6.17% (of August 31, 2021 and December 31, 2020, respectively).

The other actuarial assumptions used to carry out the intermediate actuarial valuation, compared to those adopted in the December 2020 actuarial valuation, were not updated.

Annual review of the health plan

As on December 31, 2021, the liability was remeasured using current actuarial assumptions, the result of which is shown in table (a) of item 17.3.2 – Amounts in the financial statements related to defined benefit plans.

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation (Fundação Petrobras de Seguridade Social), a nonprofit legal entity governed by private law with administrative and financial autonomy.

45

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Pension plans are regulated by the National Council for Supplementary Pension (Conselho Nacional de Previdência Complementar – CNPC), which establishes all guidelines and procedures to be adopted by the plans for their management and relationship with stakeholders.

Petros periodically carries out evaluations of the plans in compliance with the current supplementary pension rule and, when applicable, establishes measures with the objective of offering sustainability to the plans.

The main sponsored pension benefits are:

. Petros Plan - Renegotiated (PPSP-R);

. Petros Plan - Renegotiated - Pre-70 (PPSP-R Pre-70);

. Petros Plan - Non-renegotiated (PPSP-NR);

. Petros Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre-70);

. Petros 2 Plan (PP-2); and

. Petros 3 Plan (PP-3).

Currently, the PPSP – R, PPSP-R Pre-70, PPSP-NR, PPSP-NR Pre-70 and PP3 plans are sponsored by Petrobras, and the Petros 2 plan sponsored by: Petrobras, Transpetro, PBIO, TBG, Termobahia, Termomacae and Araucária , the latter being in the process of withdrawing sponsorship.

The PPSP-R and PPSP-NR are derived from a split of the Petros Plan (PPSP) originally established by the Company in July 1970. On January 1, 2020, the PPSP-R and PPSP-NR gave rise to the PPSP-R Pre-70 and PPSP-NR Pre-70 plans.

Pension plans supplement the income of their participants during retirement, in addition to guaranteeing a death pension to their beneficiaries. The benefit consists of a monthly income supplementary to the benefit granted by the National Institute of Social Security (INSS).

The table below provides other features of these plans:

46

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	PPSP-R	PPSP-R	PPSP-NR	PPSP-NR	PP-2	PP-3
		Pre-70		Pre-70
Modality	Defined Benefit	Defined Benefit	Defined Benefit	Defined Benefit	Variable Contribution (defined benefit and defined contribution portions)	Defined Contribution
Participants of the plan	Generally covers employees and former employees who joined the company after 1970 that agreed with changes proposed by the Company in its original pension plan (P0).

Generally covers employees and former employees hired prior to July 1, 1970, who enrolled in the P0 until January 1, 1996 and remained continuously linked to the company, obtaining the condition of assisted.

			Generally covers employees and former employees who joined the company after 1970 that did not agree with changes proposed by the Company in its original pension plan (P0).	Generally covers employees and former employees hired prior to July 1, 1970, who enrolled in the P0 until January 1, 1996 and remained continuously linked to the company, obtaining the condition of assisted and did not agreed with changes in in its original pension plan (P0). amendments.	This Plan was established in 2007, also covering employees and former employees that moved from other existing plans.	This plan was implemented in 2021, exclusive option for voluntary migration of employees and retirees from the PPSP-R and PPSP-NR plans, as a result of the process of voluntary migration option.
New enrollments	Closed	Closed	Closed	Closed	Open	Closed
Retirement payments	Lifetime monthly payments supplementing the benefit granted by the Brazilian National Institute of Social Security.				Lifetime defined benefit monthly payments or non- defined benefit monthly payments in accordance with the participant will.	Monthly payments of undefined benefit, according to the option exercised by the participant.
Other general benefits	Lump sum death benefit (insured capital) and monthly payments related to the following events: death, disability, sickness, and seclusion.					Lump sum death benefit (insured capital) and monthly payments related to the following events: death, disability, sickness, and seclusion.
Indexation of Retirement payments by the plan	Based on the Nationwide Consumer Price Index.		Based on the current index levels applicable to active employees’ salaries and the indexes set out by the Brazilian National Institute of Social Security.		Lifetime monthly payments: based on the Nationwide Consumer Price Index	Undefined benefit monthly payments: based on the variation of individual account quota
Undefined benefit monthly payments: based on the variation of individual account quota
Parity contributions made by participants and the Company to the plans	It is comprised of:	It is comprised of:	It is comprised of:	It is comprised of:	It is comprised of:	Parity normal contributions in the active phase that form the right to undefined benefits, accumulated in individual account balances.
	i) normal contributions that covers expected cost of the plans in the long run; and	normal contributions that covers expected cost of the plans in the long run.	i) normal contributions that covers expected cost of the plans in the long run; and	normal contributions that covers expected cost of the plans in the long run.	i) normal contributions that covers expected cost of the plans in the long run; and
	ii) extraordinary contributions that covers additional costs that are generally derived from actuarial deficits.	Participants are exempt from paying any extraordinary contributions in case of deficit.	ii) extraordinary contributions that covers additional costs that are generally derived from actuarial deficits.	Participants are exempt from paying any extraordinary contributions in case of deficit.	ii) extraordinary contributions that cover additional costs, in the event of a deficit calculation, as provided for in the regulation for the defined benefit portion of the plan.
Terms of Financial Commitment - TFC (debt agreements) assumed by the Company to settle the deficits. Amounts to be paid to Petros Foundation (*)	Financial obligations with a balance amounting R$ 2,837 at 12/31/2021.	Financial obligations with a balance of R$ 4,985 at 12/31/2021.	Financial obligations settled early in 2021.	Financial obligations with a balance amounting R$ 2,897 at 12/31/2021.	N/A	N/A
Annually remeasured in accordance with actuarial assumptions, with semi-annual payment of interest based on the updated balance and maturing in 20 years.
(*) Commitment already recorded in Petrobras' financial statements, comprising the record of the actuarial liability value.

0

New Deficit Settlement Plan (New PED)

The New Deficit Settlement Plan for the PPSP-R and PPSP-NR (New PED) was approved by the Secretariat of Management and Governance of the State-owned Companies (SEST) on April 28, 2020 and by the Superintendency of Post-retirement Benefits (PREVIC) on May 5, 2020, also approving changes in regulation regarding the reduction of the lump sum death benefit.

47

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The New PED that covers 2015 and 2018 deficits and incorporates 2019 results was evaluated in R$ 33,700 on December 31, 2019. Of the total amount, the amount of R$ 15,620 is the responsibility of Petrobras, in compliance with the principle of contributory parity provided for in Constitutional Amendment No. 20/1998, of which R$ 13,566 through extraordinary contributions throughout the existence of the plans and R$ 2,054 in contribution as a consideration by the company for the reduction in the lump sum death benefit.

On June 30, 2021, the Company carried out the early settlement of the outstanding balance of the contributory contribution, in the amount of R$ 2,251.

The remainder of the deficit will be supported by the other sponsors and participants of the PPSP-R and PPSP-NR plans.

The current model, which replaced the previous equation plan, differs from the one applied in PED-2015 and aimed to reduce extraordinary contributions in the monthly budget of most participants through: (i) extending the collection time from 18 years to a lifetime; (ii) specific fixed contribution rates for active and assisted employees; (iii) the implementation of an annual contribution of 30% on the 13th salary; and (iv) the reduction in the amount of the lump sum death benefit.

The New PED includes changes to some rights and changes in the PPSP-R and PPSP-NR regulations in compliance with Resolution 25 of CGPAR (Interministerial Commission on Corporate Governance and Management of Equity Interests of the Union), of December 6, 2018, which establishes guidelines and parameters for federal state-owned companies regarding the sponsorship of supplementary pension benefit plans.

Migration to PP-3 and intermediate revision of PPSP-R and PPSP-NR

PP3 is a pension option, in the defined contribution (DC) modality, which served as a voluntary and exclusive migration to participants and beneficiaries of the PPSP-R and PPSP-NR plans, both Post-70.

On January 27, 2021, the creation of the Petros Plan 3 (PP3) was approved by competent authorities, as were the changes in the regulations of the PPSP-R and PPSP-NR plans, both post-70, basically providing for the migration process of participants for PP3.

The application period for PP3 ended on April 30, 2021. The option for migration is irreversible and irrevocable, in addition to terminating any and all links with the plan of origin.

On June 15, 2021, the validation stage of the PP3 applications was completed, totaling 2,176 applications granted and the technical and administrative feasibility studies of the new defined contribution plan were completed, allowing its implementation from August 2021.

Petrobras carried out an interim review of the PPSP-R and PPSP-NR plans in the 2nd quarter of 2021, which resulted in a reduction in the liability of R$8,660, as a counter-entry to: (i) R$6 in the result for the cost of past service of the 2,176 participants who opted for migration, as shown in the movement of plan obligations; and (ii) R$8,654 of gain in other comprehensive income in shareholders' equity, mainly due to the increase in the discount rate applied to the liabilities of the plans.

On September 9, 2021, Petrobras made a contribution to PP3 in the amount of R$ 1,274, of which R$ 1,221 related to participants who migrated from the PPSP-R plan and R$ 53 from the PPSP-NR plan, discounting the amount of the contribution contribution for the review of the lump sum death benefit in the amount of R$ 92, as set forth in the deficit settlement plan for PPSP-R and PPSP-NR liquidated in June 2021.

Annual review of pension plans

As at December 31, 2021, liabilities were remeasured using the actuarial assumptions in force, the results of which are shown in table (a) of item 17.3.2 – Amounts in the financial statements related to defined benefit plans.

17.3.2.	Amounts in the financial statements related to defined benefit plans
a)	Changes in obligations recognized in the Statement of Financial Position

Represents the company's obligation, net of collateral assets and discounted to present value, calculated in accordance with the methodology established in CPC 33 (R1) - Employee Benefits, approved by CVM Resolution No. 695/2012, which differs from the accounting practices adopted by the pension funds regulated by the Conselho Nacional de Previdência Complementar.

As at December 31, 2021, the reduction in the actuarial liability with post-employment benefit plans of R$28,373 basically refers to the actuarial gain of R$27,735, recognized in shareholders’ equity, with the remeasurement of the liability arising from changes in actuarial assumptions 2021 x 2020, mainly due to the variation in the real discount rate applied to the liabilities of the plans and the reduction in the variation of hospital medical costs - VCMH, offset by the negative return on guarantee assets, with part of this gain, in the amount of R$ 14,680, recognized during the year with the interim reviews carried out in the PPSP -R and PPSP-NR pension plans and in the Health Plan.

48

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Information on the variations of the main assumptions, see the table in note 17.3.6 – Measurement uncertainties associated with the defined benefit obligation.

	Consolidated
	2021
	Pension plans			Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2	Saúde Petrobras		Total
Amounts recognized in the Statement of Financial Position
Present value of obligations	64,068	19,446	5,509	25,029	52	114,104
(-) Fair value of plan assets	(41,469)	(12,923)	(4,591)	−	9	(58,974)
Net actuarial liabilities on December 31	22,599	6,523	918	25,029	61	55,130
Changes in net actuarial liabilities
Balance on January 1st (**)	39,102	14,012	2,477	27,836	76	83,503
Recognized in income – cost and expenses	2,510	947	383	7,420	(45)	11,215
Past service cost	(5)	(1)	−	4,518	−	4,512
-Present value of obligation	(3,672)	(168)	−	4,518	−	678
- Value of the guarantee asset - transfer to equity in PP3	2,494	114	−	−	−	2,608
-Sponsor contribution for PP-3	1,173	53	−	−	−	1,226
Current service cost	72	5	198	844	(50)	1,069
Interest cost, net	2,345	914	185	2,058	5	5,507
Interest on the obligations with contribution for the revision of the lump sum death benefit	98	29	−	−	−	127
Recognized in Equity - other comprehensive income	(11,929)	(5,308)	(1,942)	(8,590)	34	(27,735)
Remeasurement: actuarial (gains)/losses	(11,929)	(5,308)	(1,942)	(8,590)	34	(27,735)
Cash effects	(7,084)	(3,128)	−	(1,633)	(3)	(11,848)
Contributions paid (***)	(2,514)	(453)	−	(1,633)	(3)	(4,603)
Payments of obligations with contribution for the revision of the lump sum death benefit	(1,797)	(536)	−	−	−	(2,333)
Payments related to Term of financial commitment (TFC)	(2,773)	(2,139)	−	−	−	(4,912)
Other changes	−	−	−	(4)	(1)	(5)
Balance of actuarial liability as of December 31	22,599	6,523	918	25,029	61	55,130
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**)Includes obligation with contributory contribution for reviewing the lump sum death benefit.
(***) Includes the payment of the contribution for migration to the defined contribution plan PP3 of R$ 1,274.

	2020
	Pension Plans			Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2			Total
Amounts recognized in the Statement of Financial Position
Present value of obligations	82,354	25,003	6,115	27,836	136	141,444
(-) Fair value of plan assets	(44,951)	(11,498)	(3,638)	−	(60)	(60,147)
Net actuarial liabilities on December 31	37,403	13,505	2,477	27,836	76	81,297
Changes in net actuarial liabilities
Balance on January 1st	41,239	13,154	3,987	48,312	98	106,790
Recognized in income – cost and expenses	454	206	571	(8,461)	14	(7,216)
Past service cost (**)	(1,606)	(477)	280	(11,882)	1	(13,684)
Interest cost, net	2,060	683	291	3,421	13	6,468
Recognized in the Statement of Financial Position - other comprehensive income	(1,833)	1,519	(2,081)	(10,417)	(41)	(12,853)
Remeasurement: actuarial (gains)/losses	(1,833)	1,519	(2,081)	(10,417)	(41)	(12,853)
Cash effect	(2,457)	(1,374)	−	(1,598)	(4)	(5,433)
Payment of contributions	(1,324)	(416)	−	(1,598)	(4)	(3,342)
Payment of Term of Financial Commitment	(1,133)	(958)	−	−	−	(2,091)
Other changes	−	−	−	−	9	9
Others	−	−	−	−	9	9
Balance of actuarial liability on December 31	37,403	13,505	2,477	27,836	76	81,297
Obligation with contributory contribution for revision of lump sum death benefit	1,699	507	−	−	−	2,206
Total obligation with health and pension plans	39,102	14,012	2,477	27,836	76	83,503
(*) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans,
(**) Includes gain from past service cost, in the amount of R$2,105 resulting from the change in the PPSP R and PPSP NR plans and R$13,062 resulting from the change in the costing rule of the health plan.

49

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

b) Changes in the present value of the obligation

	2021
	Pension Plans			Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2	Saúde Petrobras		Total
Changes
Present value of obligations at beginning of year	82,354	25,003	6,115	27,836	136	141,444
Recognized in income	6,310	1,884	648	7,420	(41)	16,221
Interest cost	6,243	1,880	450	2,058	9	10,640
Service cost	72	5	198	844	(50)	1,069
. Past service cost	(5)	(1)	−	4,518	−	4,512
Recognized in the Statement of Financial Position - other comprehensive income	(15,934)	(5,589)	(901)	(8,590)	(38)	(31,052)
Remeasurement: Actuarial (gains)/losses – experience (**)	(1,679)	(1,616)	1,690	(1,281)	(45)	(2,931)
Remeasurement: Actuarial (gains)/losses – demographic hypotheses	−	−	(26)	513	−	487
Remeasurement: Actuarial (gains)/losses – financial hypotheses	(14,255)	(3,973)	(2,565)	(7,822)	7	(28,608)
Others	(8,662)	(1,852)	(353)	(1,637)	(5)	(12,509)
Benefits paid, net of assisted contributions	(5,137)	(1,723)	(353)	(1,633)	(4)	(8,850)
Contributions from participants	142	38	−	−	−	180
Transfer and contribution in PP3	(3,667)	(167)	−	−	−	(3,834)
Others	−	−	−	(4)	(1)	(5)
Present value of obligations at the end of the year	64,068	19,446	5,509	25,029	52	114,104
(*)Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans,

 (**) Includes effect of extraordinary contributions - New PED.

	2020
	Pension Plans			Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2			Total
Changes
Present value of obligations at beginning of year	84,320	24,001	6,741	48,312	152	163,526
Recognized in income	3,176	974	767	(8,461)	18	(3,526)
Interest cost	4,782	1,451	487	3,421	17	10,158
Service cost	(1,606)	(477)	280	(11,882)	1	(13,684)
Recognized in the Statement of Financial Position - other comprehensive income	(786)	1,124	(1,214)	(10,417)	(35)	(11,328)
Remeasurement: Actuarial (gains)/losses – experience (**)	(2,323)	1,228	294	(3,573)	2	(4,372)
Remeasurement: Actuarial (gains)/losses – demographic hypotheses	−	−	(106)	7	5	(94)
Remeasurement: Actuarial (gains)/losses – financial hypotheses	1,537	(104)	(1,402)	(6,851)	(42)	(6,862)
Others	(4,356)	(1,096)	(179)	(1,598)	1	(7,228)
Benefits paid, net of assisted contributions	(4,743)	(1,174)	(179)	(1,598)	(9)	(7,703)
Contributions from participants	387	78	−	−	1	466
Others	−	−	−	−	9	9
Present value of obligations at the end of the year	82,354	25,003	6,115	27,836	136	141,444
(*)Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans,

(**) Includes effect of extraordinary contributions – PED 2015.

c)Changes on the fair value of plan assets

The increase in risk perception given the uncertainties in the fiscal field, as well as the continuity of sanitary problems throughout 2021 in Brazil, led to a devaluation of a large part of the assets in the domestic market, especially those with longer maturities. In this way, the IMAB 5+, an index that represents the average return on inflation-linked Federal Public Securities maturing in more than 5 years, had losses of -6.6%. As well as the ÍBOVESPA, B3's main index, which also closed with a relevant loss of -11.9%.

This movement was decisive for the reduction of the equity of the investment portfolio of the plans, given that these assets are an important part of the composition of its portfolio, together representing, on average, 75% of the share of the portfolios.

	2021
	Pension plans			Health care plans
	PPSP-R (*)	PPSP-NR(*)	PP2	Saúde Petrobras	Other plans	Total
Changes
Fair value of plan assets at beginning of year	44,951	11,498	3,638	−	60	60,147
Recognized in income - costs and expenses	3,898	966	265	−	4	5,133
Interest income	3,898	966	265	−	4	5,133
Recognized in the Statement of Financial Position - other comprehensive income	(4,005)	(281)	1,041	−	(72)	(3,317)
Remeasurement: Return on assets in excess of interest income	(4,005)	(281)	1,041	−	(72)	(3,317)
Cash effect	5,287	2,592	−	1,633	3	9,515
Contributions paid by the company	2,514	453	−	1,633	3	4,603
Payments linked to the term of financial commitment	2,773	2,139	−	−	−	4,912
Other changes	(8,662)	(1,852)	(353)	(1,633)	(4)	(12,504)
Contributions of participants	142	38	−	−	−	180
Benefits paid by the plan, net of assisted contributions	(5,137)	(1,723)	(353)	(1,633)	(4)	(8,850)
Transfer and contribution on PP3	(3,667)	(167)	−	−	−	(3,834)
Fair value of plan assets at the end of year	41,469	12,923	4,591	−	(9)	58,974
(*)Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans.

50

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
	2020
	Pension plans			Health care plans
	PPSP-R (*)	PPSP-NR(*)	PP2		Other plans	Total
Changes
Fair value of plan assets at beginning of year	43,081	10,847	2,754	−	54	56,736
Recognized in income - costs and expenses	2,722	768	196	−	4	3,690
Interest income	2,722	768	196	−	4	3,690
Recognized in the Statement of Financial Position - other comprehensive income	1,047	(395)	867	−	6	1,525
Remeasurement: Return on assets in excess of interest income	1,047	(395)	867	−	6	1,525
Cash effect	2,457	1,374	−	1,598	4	5,433
Contributions paid by the company	1,324	416	−	1,598	4	3,342
Payments linked to the term of financial commitment	1,133	958	−	−	−	2,091
Other changes	(4,356)	(1,096)	(179)	(1,598)	(8)	(7,237)
Contributions of participants	387	78	−	−	1	466
Benefits paid by the plan, net of assisted contributions	(4,743)	(1,174)	(179)	(1,598)	(9)	(7,703)
Fair value of plan assets at the end of year	44,951	11,498	3,638	−	60	60,147
(*)Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans.

Pension Plan assets – investment management

Seeking to maintain an appropriate investment performance, Petros Foundation annually prepares Investment Policies (PI) specific to each plan, following two models:

(i)	for Petros 2, the achievement of the actuarial goal with the lowest value at risk; and
(ii)	for defined benefit plans, the minimal mismatch in net cash flows, conditioned to the achievement of the actuarial target.

Pension plans assets follow a long term investment strategy based on the risks assessed for each different class of assets and provide for diversification, in order to lower portfolio risk. The portfolio profile must comply with the Brazilian National Monetary Council (Conselho Monetário Nacional – CMN) regulations.

Petros Foundation establishes investment policies for 5-year periods, reviewed annually. Petros uses an asset liability management model (ALM) to address net cash flow mismatches of the benefit plans, based on liquidity and solvency parameters, simulating a 30-year period.

The pension plan assets by type of asset are set out as follows:

	Consolidated
	2021				2020
Type of asset	Quoted prices in active markets	Unquoted prices	Total fair value	%	Total fair value	%
Receivables	−	4,723	4,723	8%	4,402	8%
Fixed income	21,320	16,989	38,309	65%	37,333	65%
Government bonds	21,044	4,193	25,237		37,333
Fixed income funds	−	4,798	4,798		7,790
Other investments	276	7,998	8,274		4,481
Variable income	9,410	1,296	10,706	19%	13,069	19%
Common and preferred shares	9,410	−	9,410		12,355
Other investments	−	1,296	1,296		714
Structured investments	182	842	1,024	2%	586	2%
Real estate properties	−	2,652	2,652	3%	2,926	3%
	30,912	26,502	57,414	97%	58,316	97%
Loans to participants	−	1,560	1,560	3%	1,831	3%
Fair value of plan assets at the end of the year	30,912	28,062	58,974	100%	60,147	100%

51

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

There is no guarantee asset for the health plan. Pension plan assets related to loans granted to participants are valued at amortized cost, which approximates market value.

As of December 31, 2021, investments include debentures in the amount of R$ 33, in addition to common shares in the amount of R$ 6, all issued by Petrobras, and buildings leased by the company in the amount of R$ 1,358.

d) Components of expenses with pension and health plans recognized in the statement of income

		Pension Plans		Health Care Plan	Other Plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2	Saúde Petrobras
Related to active employees (cost and expenses)	292	51	308	2,770	(46)	3,375
Related to retired employees (other income and expenses)	2,120	867	75	4,650	1	7,713
Obligations with contribution for the revision of the lump sum death benefit	98	29	−	−	−	127
Expenses for the year – 2021	2,510	947	383	7,420	(45)	11,215
Expenses for the year - 2020 (**)	2,153	713	571	(8,461)	14	(5,010)
(*) It includes amounts of PPSP-R pre-70 and PPSP-NR pre-70
(**) It includes (R$ 7,216) related to the actuarial remeasurement and R$ 2,206 to the update of the obligation with the contribution for the revision of the lump sum death benefit.
17.3.3.	Contributions paid

In 2021, the company contributed a total of R$ 11,848 to the defined benefit plans that reduced the balance of obligations, as shown in note 17.3.2. Additionally, it contributed R$ 908 to the defined contribution portion of the PP2 plan and R$ 4 of the PP3 plan, which were recognized as an expense in the income statement for the year.

The expected contributions from the PPSP R, PPSP NR, PPSP R pre-70 and PPSP NR pre-70 plans, for 2022, total R$ 2,209. Those of the Petros 2 Plan add up to R$ 959 and refer to the defined contribution portion.

The portion of the contribution with a defined benefit feature of PP2 is suspended between July 1, 2012 and June 30, 2022, according to the decision of the Petros Foundation's Deliberative Council, which was based on the recommendation of the Petros Foundation actuarial consultancy, as there is a reserve to cover the value at risk. Thus, all contributions from this period are being allocated to the participant's individual account.

17.3.4.	Expected future cash flow

The estimate below reflects only the expected future cash flows to meet the defined benefit obligation recognized at the end of the reporting period.

						2021	2020
	Pension Plan			Health Care Plan
Maturity profile of the present value of the obligations	PPSP-R (*)	PPSP-NR (*)	PP2	Saúde Petrobras	Other plans	Total	Total
Until 1 year	5,042	1,689	317	1,378	52	8,478	7,706
From 1 to 5 years	21,092	6,872	1,368	4,991	−	34,323	28,289
From 6 to 10 years	14,839	4,671	1,056	5,188	−	25,754	29,911
From 11 to 15 years	9,931	2,959	811	4,118	−	17,819	26,383
Above 15 years	13,164	3,255	1,957	9,354	−	27,730	49,155
Total	64,068	19,446	5,509	25,029	52	114,104	141,444
(*)Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans.
17.3.5.	Future payments to participants of defined benefit plans that are closed to new members

The following table provides the period during which the defined benefit obligation associated with these plans will impact the Company's financial statements.

52

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	PPSP-R	PPSP-R Pre-70	PPSP-NR	PPSP-NR Pre-70
Weighted average duration of the defined benefit obligation	10.72 years	6.95 years	11.51 years	7.57 years
17.3.6.	Measurement uncertainties associated with the defined benefit obligation

The significant financial and demographic actuarial assumptions used to determine the defined benefit obligation are presented in the following table:

2021
					Pension plans	Health care plan
	PPSP-R	PPSP-NR	PPSP-R Pre-70	PPSP-NR Pre-70	PP2	Saúde Petrobras
Nominal discount rate (Real rate + Inflation) (1)	8.11% (05/2021) 10.64% (12/2021)	8.07% (05/2021) 10.62% (12/2021)	10.55%	10.54%	10.73%	8.92% (09/2021) 10.68% (12/2021)
Nominal wage growth rate (Real rate + Inflation) (2)	5.83%	5.63%	5.83%	5.63%	7.20%	Not applicable
Rate of change in medical and hospital costs (3)	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	5.24% to 3.25% p.a.
General mortality table	Petros Experience (Bidecrem 2013)	Petros Experiences (Bidecrem 2020)	Petros Experiences (Bidecrem 2016)	Petros Experiences (Bidecrem 2020)	AT-2012 IAM basic fem 10% smoothed	Employees: according to the plan. Retired people: Ex Petros (Bidecr 2013)
Disability entry table	American group	American group	n/a	n/a	Álvaro Vindas 50% smoothed	Employees: Álvaro Vindas smoothed 50% Retired people: N/A
Disability mortality table	AT-49 male	AT-49 male	MI 2006, by gender, 20% smoothed	Petros Experience 2014	IAPB-57 strong, 30% smoothed	AT-49, male
Age of retirement	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	1st eligibility	Male, 56 years / Female, 55 years

(1) Inflation curve being projected based on the market at 4.97% for 2022 and reaching 3.25% from 2026 onwards.
(2) Salary growth rate only for sponsor Petrobras, based on the job and wage plan.
(3) Decreasing rate reaching the projected long-term inflation expectation in the next 30 years. Refers only to the fee of the sponsor Petrobras.

53

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

2020
					Pension plans	Health care plan
	PPSP-R	PPSP-NR	PPSP-R Pre-70	PPSP-NR Pre-70	PP2
Nominal discount rate (Real rate + Inflation) (1)	5.83% (05/2020) 7.03% (12/2020)	5.77% (05/2020) 6.97% (12/2020)	6.55%	6.55%	7.44%	7.20%
Nominal wage growth rate (Real rate + Inflation) (2)	4.75%	4.54%	4.75%	4.54%	6.20%	Not applicable
Rate of change in medical and hospital costs (3)	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	6.17% to 3.90% p.a.
General mortality table	EX-PETROS 2013 (bidecremental)	EX-PETROS 2020 (bidecremental)	EX-PETROS 2016 (bidecremental)	EX-PETROS 2020 (bidecremental)	AT-2012 IAM basic fem smoothed 10%	EX-PETROS 2013 (bidecremental)
Disability entry table	American group	American group	Not applicable	Not applicable	Álvaro Vindas smoothed in 40%	Álvaro Vindas smoothed in 40%
Disability mortality table	AT-49 male	AT-49 male	MI 2006, by sex, smoothed in 20%	Petros experience 2014	IAPB-57 Strong smoothed in 20%	AT-49 male
Age of retirement	Men - 56 years Women - 55 years	Men - 58 years Women - 56 years	Men - 56 years Women - 55 years	Men - 58 years Women - 56 years	First eligibility	Men - 56 years Women - 55 years

(1) Inflation curve being projected based on the market at 3.61% for 2020 and reaching 3.5% from 2035 onwards.
(2) Salary growth rate only for sponsor Petrobras, based on the job and wage plan.
(3) Decreasing rate reaching the projected long-term inflation expectation in the next 30 years. Refers only to the fee of the sponsor Petrobras.

The most significant assumptions are described in Note 4.4.

17.3.7.	Sensitivity analysis of the defined benefit plans

The 1 p.p. variation in the discount rate and medical costs assumptions would have the following effects:

	Consolidated
	Discount rate				Rate of change in medical and hospital costs
	Pension plan		Health care plan		Health care plan
	+ 1 p.p.	- 1 p.p.	+ 1 p.p.	- 1 p.p.	+ 1 p.p.	- 1 p.p.
Actuarial obligation	(7,485)	9,508	(2,679)	3,309	3,505	(2,853)
Service cost and interest	(110)	148	(174)	208	533	(429)

Accounting practice

Obligations with defined benefit pension and retirement plans and healthcare plans are provisioned based on an actuarial calculation prepared annually by an independent actuary, according to the projected credit unit method, net of plan's guarantee assets, when applicable.

The projected unit credit method considers each period of service as a triggering event for an additional benefit unit, which are accumulated to calculate the final obligation, and considers certain actuarial assumptions that include: demographic and economic estimates, estimates of medical costs, as well as historical data on employee expenses and contributions according to note 4 - Critical accounting policies: key estimates and judgments.

The service cost is recognized in the Statement of Income and comprises: i) current service cost, which is the increase in the present value of the defined benefit obligation resulting from the service provided by the employee in the current period; ii) past service cost, which is the change in the present value of the defined benefit obligation for service provided by employees in previous periods, resulting from a change (introduction, changes or the cancellation of a defined benefit plan) or a reduction (a significant reduction, by the entity, in the number of employees covered by a plan); and iii) any gain or loss on settlement.

54

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Net interest on the net value of the defined benefit liability is the change, during the period, in the net value of the defined benefit liability resulting from the passage of time. Such interest is recognized in the Statement of Income.

Remeasurements of the net value of a defined benefit liability are recognized in Shareholders’ Equity, in other comprehensive income, and comprise: i) actuarial gains and losses and ii) return on plan assets, excluding amounts considered in net interest on the liability value, net of defined benefit asset.

The company also contributes to defined contribution plans, on a par with the amount of the employee's normal contribution, and these contributions are recognized in the statement of income when incurred.

55

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
18.	Provisions for legal proceedings
18.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (ii) actions of outsourced employees;
•	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; and (ii) non-payment of social security contributions on allowances and bonuses.
•	Civil claims relating to: (i) lawsuits related to contracts; (ii) royalties and production taxes, including royalties over shale extraction; and (iii) penalties applied by ANP relating to measurement systems.
•	Environmental claims specially regarding: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

	Consolidated		Parent Company
Current and Non-current liabilities	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Labor claims	3,995	3,667	3,629	3,401
Tax claims	1,705	2,538	1,560	2,459
Civil claims	4,581	3,706	4,275	2,963
Environmental claims	982	1,516	918	1,478
Total	11,263	11,427	10,382	10,301

	Consolidated		Parent Company
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Opening Balance	11,427	12,546	10,301	11,883
Additions, net of reversals	2,864	2,494	2,687	2,126
Use of provision	(3,894)	(3,814)	(3,321)	(3,770)
Accruals and charges	809	104	715	62
Others	57	97	−	−
Closing balance	11,263	11,427	10,382	10,301

In preparing the financial statements for the period ended December 31, 2021, the company considered all available information related to the processes in which it is a party involved in making the estimates of the amounts of the obligations and the probability of outflow of funds.

56

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In 2021, the decrease in liabilities is mainly due to changes in the following cases: (i) reduction of R$ 1,157 due to the review of amounts of tax contingencies within the scope of the amnesty program of the state of Rio de Janeiro, as per explanatory note 16.2; (ii) reduction of R$712 as a result of an agreement reached in actions related to indemnities and reparations resulting from the environmental accident that occurred in 2000 in the State of Paraná; and (iii) decrease of R$376 as a result of the agreement reached in the arbitration of engineering contracts on platforms arising from subsidiaries abroad, offset mainly by: (iv) R$726 in the provision for civil litigation involving contractual matters; (v) R$227 in the provision for arbitration proceedings arising from a subsidiary's agreement; (vi) R$222 in the provision for litigation for non-approval of federal tax offsets; and (vii) R$192 in the provision for litigation involving the collection of royalties and special participations.

18.2.	Judicial deposits

The company makes deposits at the judicial stage in order to suspend the enforceability of the tax debt and allow the taxpayer to maintain its fiscal regularity. Judicial deposits are presented according to the nature of the corresponding causes:

	Consolidated		Parent Company
Non-current assets	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Tax	32,310	26,785	32,234	26,715
Labor	4,443	4,317	4,246	4,137
Civil	7,113	5,688	7,098	5,674
Environmental	566	588	542	566
Others	426	460	423	395
Total	44,858	37,838	44,543	37,487

	Consolidated		Parent Company
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Opening Balance	37,838	33,198	37,487	32,861
Additions	6,160	4,672	6,095	4,618
Use	(593)	(441)	(550)	(393)
Financial accruals and charges	1,428	431	1,420	427
Others	25	(22)	91	(26)
Closing balance	44,858	37,838	44,543	37,487

In 2021, the Company made judicial deposits in the amount of R$6,160, including: (i) R$1,939 referring to Corporate Income Tax and Social Contribution for not adding the income of subsidiaries and affiliates domiciled abroad to the calculation base of the Parent Company's Corporate Income Tax and Social Contribution; (ii) R$1,829 referring to the unification of fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (iii) R$1,211 referring to the levy of CIDE and PIS/COFINS related to platform chartering; (iv) R$629 referring to Corporate Income Tax and Social Contribution deducting expenses with Petros; (v) R$336 referring to several judicial deposits of a tax nature; and (vi) R$ 318 referring to the non-payment of Social Security Contribution levied on bonuses paid to employees, offset mainly by: (vii) R$ 722 referring to the redemption of a civil deposit carried out in an indemnity action based on termination unilateral contract for the assignment of IPI credit-premiums.

18.3.	Contingent liabilities

Legal proceedings that constitute present obligations whose outflow of resources is not probable or for which it is not possible to make a sufficiently reliable estimate of the amount of the obligation, as well as those that do not constitute present obligations, are not recognized, but are disclosed, unless that the possibility of outflow of resources be remote.

The contingent liabilities, plus interest and monetary restatement, estimated for the lawsuits on December 31, 2021, whose likelihood of loss is considered possible, are shown in the table below:

	Consolidated
Nature	12.31.2021	12.31.2020
Tax	138,312	127,375
Labor	40,022	42,505
Civil – General	31,921	24,012
Civil – Environmental	6,652	7,613
Total	216,907	201,505

18.3.1 Composition of contingent liabilities

The tables below detail the main causes of tax, labor, civil and environmental nature, whose expectations of losses are classified as possible.

57

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
		Estimate
Description of tax matters	2021	2020
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status: The claim about the incidence of withholding income tax (Imposto de Renda Retido na Fonte- IRRF) on remittances for payments of vessel charters, occurred from 1999 to 2002, involves the legality of the normative rule issued by the Federal Revenue of Brazil, which ensured zero rate over those remittances. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company, and will continue to defend its opinion.

The other claims, concerning CIDE and PIS/COFINS, involve lawsuits in different administrative and judicial stages, for which the Company understands there is a possible likelihood of loss, since there are legal predictions in line with the position of the Company.

	50,740	49,536
2) Income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: This claim involves lawsuits in different administrative and judicial stages. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company.	21,707	21,340
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2019, the Company obtained a final decision at CARF, canceling part of the debts. In 2021, new tax notices were issued against the company.	4,613	4,057
4) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting defense judgment and appeals at the administrative and judicial levels. In 2021, there was a reduction in the value due to a decision favorable to the company.	3,939	4,222
5) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.
Current status: This claim involves lawsuits in different judicial stages.	2,391	2,358
6) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of several expenses related to employee benefits.
Current status: The claim involves lawsuits in different administrative and judicial stages. The expected loss in one of these lawsuits is now deemed possible (formerly remote), due to an unfavorable decision by the Regional Court of the 2nd Region in a similar case.	3,180	2,431
7) Income taxes (IRPJ and CSLL) - Amortization of goodwill on the acquisition of equity interests.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,305	1,694
8) Deduction of the PIS and COFINS tax base on ship or pay contracts and charters of aircraft and vessels.
Current status: New notice of infraction drawn up in 2021. The claim involves lawsuits in administrative stage. An appeal was filed. A decision of the first administrative instance is awaited.	1,844	−
9) Collection of IRPJ and CSLL - Transfer price - Charter contracts
Current status: New notice of infraction drawn up in 2021. An appeal was filed. A decision of the first administrative instance is awaited.	1,603	−
10) Import tax, PIS/COFINS and customs fines - import of vessels through Repetro's Special Customs Regime.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2021, new notices were issued.	1,389	448
Plaintiff: States of SP, RJ, BA, PA, AL, MA, PB, PE, AM and SE Finance Departments
11) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves several tax notices from the states which are in different administrative and judicial stages.	2,050	1,993
Plaintiff: States of RJ, AL and BA Finance Departments
12) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,161	4,093
Plaintiff: States of RJ, AM, PA, BA, GO, MA, SP, CE, RO and PE Finance Departments
13) Alleged failure to write-down VAT (ICMS) credits related to exempted or non-taxable sales made by the Company and its customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,396	4,249
Plaintiff: States of RJ, BA, PE, SE and AM Finance Departments
14) The plaintiff alleges that the transfers between branches, especially in RJ, without segregating VAT (ICMS), under the special regime, reduced the total credits of the central department.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,464	4,218
Plaintiff: States of GO, RJ, PA, BA, SE, SP, PR, AM, CE, MT, RN and PE Finance Departments
58

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

15) Appropriation of ICMS credit on the acquisition of goods (products in general) that, in the understanding of the tax authorities, would fit into the concept of material for use and consumption, being the tax credit undue.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2021, new notices were issued.	3,175	2,689
Plaintiff: States of RJ, PR, AM, BA, PA, PE, SP and AL Finance Departments
16) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2021, new notices were issued.	2,489	2,035
Plaintiff: State of SP Finance Department
17) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2021, there was a review of the expected loss of a case, from possible to remote, due to a favorable Court decision.	1,293	2,162
Plaintiff: States of RJ, SP, BA, PE, PR, SE and CE Finance Departments
18) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: New notices of infraction drawn up in 2021. This claim involves lawsuits still in administrative stages and other lawsuits in judicial stages.	2,329	1,719
Plaintiff: States of RJ, SP, BA, AL, PE, CE and AM Finance Departments
19) Misappropriation of VAT tax credit (ICMS) on the acquisitions of drills and chemicals used in the formulation of drilling fluid, per the tax authorities.
Current status: This claim involves lawsuits in different administrative and judicial stages.	2,347	2,174
Plaintiff: Municipal government of Angra dos Reis/RJ
20) Added value of ICMS on oil import operations.
Current status: This claim involves lawsuits in several judicial stages. The lawsuits are in different procedural stages, still without a decision on the merits in the first instance. In 2021, new lawsuits were filed.	1,614	512
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória
21) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their "respective coastal waters".
Current status: This claim involves lawsuits in different administrative and judicial stages.	5,978	5,490
Plaintiff: Several Municipalities
22) Alleged failure to withhold and pay tax on services (ISSQN).
Current status: There are lawsuits in different administrative and judicial stages.	1,120	987
23) Other tax matters	10,185	8,968
Total for tax matters	138,312	127,375

		Estimate
Description of labor matters	2021	2020
Plaintiff: Employees and Sindipetro Union of ES, RJ, BA, MG, SP, PE, PB, RN, CE, PI, PR and SC.
1) Actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: The dispute is in the Federal Supreme Court. The Minister Rapporteur of the Extraordinary Appeal of Petrobras, on 07/28/2021, ruled monocratically in favor of the company, reforming the decision of the Plenary of the Superior Labor Court that was against the company. Currently, the judgment of the appeals filed by the plaintiff and by several amicus curiae in view of the aforementioned decision of the Rapporteur Minister is in progress, with 3 votes in favor to the company, recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the labor unions. Considering that the last minister to manifest requested a review, the trial was suspended awaiting the presentation of the vote by Minister Vistor.	33,017	34,711
2) Other labor matters	7,005	7,794
Total for labor matters	40,022	42,505

59

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

		Estimate
Description of civil matters	2021	2020
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP and other agencies

1) Administrative and legal proceedings that discuss:

a) Difference in special participation and royalties in different fields;

b) Fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation. It also includes fines imposed by other agencies.

Current status: The claims involve lawsuits in different administrative and judicial stages.	6,681	6,857
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP
2) Proceedings challenging an ANP order requiring Petrobras to unite Tupi and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; and to unite Tartaruga Verde and Mestiça fields, which would cause changes in the payment of special participation charges.

Current status: This list involves claims that are disputed in court and in arbitration proceedings, as follows:

a) Tupi and Cernanbi: initially, the Company made judicial deposits for the alleged differences resulting from the special participation. However, with the reversal of the favorable injunction, the payment of these alleged differences were made directly to ANP, and such judicial deposits were resumed in the 2nd Quarter of 2019. Arbitration remains suspended by court decision;

b) Baúna and Piracicaba: the Court reassessed previous decision that disallowed judicial deposits, therefore the Company is currently depositing the controversial amounts. The arbitration is stayed.

c) Tartaruga Verde and Mestiça: The Company has authorization to make the judicial deposits relating to these fields. The Regional Federal Court of the Second Region has the opinion that the Chamber of Arbitration has jurisdiction on this claim and the arbitration is ongoing.

	4,629	2,446
Plaintiff: Agência Estadual de Regulação de Serviços Públicos de Energia, Transportes e Comunicações da Bahia (AGERBA) and State Gas Companies
3) Public Civil Action (ACP) to discuss the alleged illegality of the gas supply made by the company to its Nitrogenated Fertilizer Production Unit (FAFEN / BA) and other lawsuits in which the state monopoly of piped gas services is discussed.
Current status: The claims involve lawsuits in different administrative and judicial stages.	1,773	1,601
Plaintiff: Several service providers
4) Claims related to goods and services supply contracts, with emphasis on discussions about economic and financial imbalance, contractual breach, fines and early termination of contracts.
Current status: The claims involve lawsuits in different administrative and judicial stages.	13,901	8,766
5) Several lawsuits of civil nature, with emphasis on those related to expropriation and easement of passage, corporate disputes and civil liability.	4,937	4,342
Total for civil matters	31,921	24,012

		Estimate
Description of environmental matters	2021	2020
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná, AMAR - Associação de Defesa do Meio Ambiente de Araucária, IAP - Instituto Ambiental do Paraná and IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis.
1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.
Current status: The parties entered into an agreement and resolved the issue of merit, leaving only the discussion as to the amount of attorney fees.	203	2,206
2) Several lawsuits of an environmental nature, with emphasis on fines related to the company's operations and public civil action for alleged environmental damage due to the sinking of Platform P-36.	6,449	5,407
Total for environmental matters	6,652	7,613

60

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
18.4.	Class action in Netherlands and arbitrations in Brazil and in Argentina

Class action in Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Fundação") filed a class action in the Netherlands, in the District Court of Rotterdam, against Petróleo Brasileiro SA - Petrobras, Petrobras International Braspetro BV (PIB BV), Petrobras Global Finance BV (PGF), Petrobras Oil & Gas BV (PO&G) and some former Petrobras managers.

The Foundation claims that it represents the interests of an unidentified group of investors and claims that, based on the facts revealed by Lava Jato Operation, the defendants acted unlawfully towards investors. Based on these allegations, the Foundation seeks a series of court statements by the Dutch court.

On August 23, 2017, a hearing was held at the Rotterdam District Court (“Court”) to establish the timetable for the process. Petrobras and other defendants filed preliminary defenses on November 29, 2017 and the Foundation submitted its response on March 28, 2018. On June 28, 2018, a hearing was held to present the parties' oral arguments. On September 19, 2018, the Court handed down its decision on these preliminary matters, having understood that it has jurisdiction to judge most of the requests made by the Foundation. There was no analysis regarding the merits of the case, as the court ruled only on procedural issues.

On January 29, 2020, the Court determined that shareholders who understand Portuguese and / or who bought shares through intermediaries or other agents who understand that language, among other shareholders, are subject to the arbitration clause provided for in the company's Bylaws, remaining out of the collective action proposed by the Foundation. The Court also considered the binding effect of the agreement signed to close the United States' class action. In this way, the Foundation needs to demonstrate that it represents a sufficient number of investors to justify pursuing collective action in the Netherlands. The Foundation and Petrobras expressed their views on the issues addressed in that decision and presented their oral arguments at a hearing held on January 26, 2021.

On May 26, 2021, the Court ruled that the class action must proceed and that the arbitration clause in Petrobras' Bylaws does not prevent the company's shareholders from having access to the Dutch Judiciary and being represented by the Foundation. However, investors who have already initiated arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the action. On the same date, the class action moved to the merits discussion phase.

The collective action concerns complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the Foundation's legitimacy to represent the interests of investors, the laws applicable to the case, the information obtained from the production phase of evidence, expert analysis, schedule to be defined by the Court and judicial decisions on key issues of the process as well as the fact that the Foundation seeks only a declaratory decision. It is not possible to predict at the moment whether the company will be responsible for the effective payment of indemnities in eventual future individual actions, since this analysis will depend on the outcome of these complex procedures. Furthermore, it is not possible to know which investors will be able to file subsequent individual actions related to this matter against Petrobras.

Furthermore, the allegations made are broad, spanning a multi-year period and involving a wide variety of activities and, in the current scenario, the impacts of such allegations are highly uncertain. The uncertainties inherent in all these issues affect the value and duration of the final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. Nevertheless, Petrobras reiterates its status as a victim of the corruption scheme revealed by Lava Jato Operation and intends to present and prove this condition before the Dutch court.

In view of the uncertainties existing at the moment, it is not possible to make any safe assessment regarding possible risks related to this litigation. The eventual compensation for the alleged damages will only be determined by judicial decisions in subsequent actions to be filed by individual investors. The Foundation cannot claim compensation for damages in the context of the class action, since the final decision will be merely declaratory in nature.

Petrobras and its subsidiaries deny the allegations made by the Foundation and intend to defend themselves firmly.

Arbitrations in Brazil

Petrobras is also currently a party to seven arbitrations proceedings before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado - CAM), linked to the Brazilian Stock Exchange (B3), brought by investors who purchased Petrobras’ shares traded in B3. Six of these arbitrations were initiated by national and foreign investors. The other proceeding was brought by an association that is not a shareholder of the Company and intends to be a collective arbitration, through representation of all minority shareholders of Petrobras that acquired shares in B3 between January 22, 2010 and July 28, 2015. Investors intend for the company to indemnify them for the alleged financial losses caused by the decrease in the price of Petrobras shares listed on the stock exchange in Brazil, resulting from the acts revealed by Lava Jato Operation.

61

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

These arbitrations involve very complex issues, which are subject to substantial uncertainties and which depend on factors such as: unprecedented legal theses, schedules yet to be defined by the Arbitral Courts, the obtaining of evidence in the hands of third parties or opponents and expert analyzes.

Furthermore, the claims made are broad and span several years. The uncertainties inherent in all of these issues affect the amount and timing of the final decision on these arbitrations. As a result, the company is unable to produce a reliable estimate of the potential loss in these arbitrations.

Depending on the outcome of all these cases, the company may have to pay substantial amounts, which could have a material adverse effect on its financial condition, consolidated results or consolidated cash flow in a given period. However, Petrobras does not acknowledge responsibility for the alleged losses alleged by investors in these arbitrations, nor is it appropriate for collective arbitration.

Most of these arbitrations are still far from an outcome, either in preliminary stages or beginning the phase of producing evidence, so that there is no provision for the judgment of the respective arbitral courts.

However, in one of the arbitrations, proposed by two institutional investors, on May 26, 2020, a partial arbitral award was issued that indicates the company's responsibility, but does not determine the payment of amounts by Petrobras, nor does it end the procedure. This arbitration is confidential, as well as the others in progress, and the partial sentence that does not represent a CAM position, but only of the three arbitrators that make up this arbitration panel, does not extend to the other existing arbitrations.

On July 20, 2020, Petrobras filed a lawsuit for the annulment of this partial arbitration award, considering that it contains serious flaws and improprieties. This lawsuit is still pending and has not yet been judged. On November 11, 2020, the 5th Business Court of Rio de Janeiro annulled the partial arbitration award, due to these serious flaws and improprieties pointed out by Petrobras. There is still appeal against this decision. In compliance with CAM rules, the lawsuit is confidential. Petrobras reiterates that it will continue to vigorously defend itself, out of respect for its current shareholders, in all arbitrations to which it is a party.

18.5.	Arbitrations in Argentina

On September 11, 2018, Petrobras was served of an arbitral claim filed by Consumidores Financieros Asociación Civil para su Defensa ("Association") against the company and other individuals and legal entities, before the “Tribunal de Arbitraje General de la Bolsa de Comercio de Buenos Aires”. Among other issues, the Association alleges Petrobras' liability for a supposed loss of market value of Petrobras' shares in Argentina, due to proceedings related to Lava Jato investigation.

On June 14, 2019, the Company informed that the Chamber of Arbitration recognized the withdrawal of the arbitration due to the fact that the Association had not paid the arbitration fee within the established period. The Association appealed to the Argentine Judiciary against this decision, which was rejected on November 20, 2019. The Association filed a new appeal addressed to the Argentine Supreme Court, pending a final decision.

Petrobras denies the allegations presented by the Association and intends to defend itself vigorously.

18.6.	Other legal proceedings in Argentina

Petrobras was included as a defendant in criminal actions in Argentina:

•	Criminal action for alleged non-compliance with the obligation to publish “press release” in the Argentine market about the existence of a class action filed by Consumidores Financieros Asociación Civil para su Defensa before the Commercial Court, according to the provisions of the Argentine capital market law. Petrobras was never mentioned in the scope of the referred collective action. Petrobras presented procedural defenses in the criminal action but some of them have not yet been judged by the court. On March 4, 2021, the Court (Room A of the Economic Criminal Chamber) decided that the jurisdiction for the trial of this criminal action should be transferred from the Criminal Economic Court No. 3 of the City of Buenos Aires to the Criminal Economic Court No. 2 of that same city;
•	Criminal action related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015. Petrobras presented procedural defenses, currently the subject of appeals in Argentine Courts of Appeal. On October 21, 2021, after an appeal by the Association, the Court of Appeals revoked the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. Petrobras appealed against this decision to the Court of Cassation, which is still pending judgment. On the same occasion, the Court of Appeals recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies. This criminal action is being processed before the Economic Criminal Court No. 2 of the City of Buenos Aires.
62

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
18.7.	Tax recoveries under dispute

Deduction of VAT tax (ICMS) from the basis of calculation of PIS and COFINS

The Company filed complaints against Brazilian Federal Government challenging the constitutionality of the inclusion, from 2001 to 2020, of ICMS within the calculation basis of PIS and COFINS. The Company obtained a favorable and definitive court decision on this claim, recognizing that Petrobras had the right to offset the amounts unduly paid under PIS and COFINS, with this decision being final and the respective asset recognized in the year 2020, according to note 16 of the financial statements of the year ended on December 31, 2020.

The credit recognized in assets refers to the exclusion of the ICMS VAT Tax actually collected from the calculation basis of PIS and COFINS contributions, as directed by the Federal Revenue Service of Brazil (COSIT Consultation Solution 13), while the difference for the ICMS VAT Tax criterion highlighted in the invoice was not recorded in assets, as it was depending on a decision by the Federal Court of Justice (STF).

On May 14, 2021, the extract from the minutes of the STF judgment on the motion for clarification filed by the Federal Government was published and it was clear that the criterion to be used for VAT Tax (ICMS) calculation purposes in the PIS and COFINS calculation basis is the one related to the VAT Tax (ICMS) highlighted on the invoice. Based on the STF decision, Petrobras recognized the asset related to the difference between the criteria, and this amount is already being offset in the Company's tax calculation.

The effects recognized relating to the exclusion of VAT Tax (ICMS) from the PIS and COFINS basis, as well as the offset of these amounts, are presented in note 16.1.

Compulsory Loan - Eletrobrás

The Brazilian government, intending to finance the expansion of the national electricity system, established the compulsory loan in favor of Eletrobrás, which lasted until 1993. The loan was charged to consumers' electricity bills.

In 2010, the company filed a lawsuit to recognize its right to receive the differences in monetary correction and interest on a compulsory loan from Eletrobrás, in relation to the third conversion of Eletrobrás shares, in the period from 1987 to 1993.

The aforementioned lawsuit is pending a decision on the admissibility of a Special Appeal filed by the Company at the Federal Regional Court of the 2nd Region, which has not yet become final.

Considering the consequences of the motion for clarification and divergence of Special Appeal 790288 PR, judged based on the systematic of repetitive appeals, as well as recent court decisions on the subject, the company changed the expectation of gain on contingent assets to probable.

Considering that legal discussions are still pending regarding the calculation methodology for calculating the credit, the value of the contingent asset will be determined in the course of the process.

Lawsuits brought by Natural Gas Distributors and others

Some Natural Gas Distributors and other entities have filed lawsuits against Petrobras, in which they claim the extension of the effects of the natural gas supply contracts that expired in December 2021. As the prices of liquefied natural gas imported by Petrobras, necessary to meet to new commitments showed a great increase in the last months of 2021, Petrobras offered for new contracts with start of supply from January 1, 2022 proposals with prices in line with the current market situation. However, some Natural Gas Distributors and other entities rejected the new prices, claiming that Petrobras allegedly abuses its economic power.

In these lawsuits, the judges granted injunctions to maintain the prices of the old contracts. Petrobras appealed these decisions and the appeals are awaiting judgment. At the same time, the Company proposed arbitration, given that this is the dispute settlement method chosen in the contracts.

Accounting policy

The company recognizes provisions for losses in judicial and administrative proceedings in cases in which the technical assessments of its legal advisors and management's judgments consider the future cash disbursement to be probable, and the conditions for the recognition of a provision are met.

Contingent liabilities with a probable loss expectation that cannot be measured and those with a possible loss expectation are disclosed in the explanatory notes.

63

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The methodology adopted for measuring the provisions is described in Note 4.5.

Contingent assets are not recognized but are disclosed in explanatory notes when the inflow of economic benefits is considered probable. If the inflow of economic benefits is considered practically certain, the related asset is not a contingent asset and its recognition is adequate.

19.	Provision for decommissioning costs

The table below details the provision for decommissioning costs amount per production area:

	Consolidated		Parent Company
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Onshore	4,868	8,453	4,421	8,052
Shallow Waters	20,825	22,395	20,825	22,395
Deep and ultra-deep post-salt	46,989	50,800	46,989	50,800
Pre-salt	14,478	15,947	14,478	15,947
Total	87,160	97,595	86,713	97,194

	Consolidated		Parent Company
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Opening balance	97,595	70,377	97,194	70,127
Adjustment to provision	(6,628)	29,309	(6,638)	29,239
Transfers related to liabilities held for sale	(3,804)	(2,793)	(3,804)	(2,793)
Payments made	(3,935)	(2,293)	(3,917)	(2,288)
Interest accrued	3,902	2,925	3,878	2,909
Others	30	70	−	−
Closing balance	87,160	97,595	86,713	97,194

The reduction in the balance of the provision in 2021 largely reflects the update of the 2022-2026 Strategic Plan and, more specifically: i) the review of technical assumptions and scope of wells and equipment, considering technical studies and contractual renegotiations; ii) the extension of the year of economic cut-off of the concessions, mainly due to the increase in the price of Brent; and iii) the conclusion of the sales of the Lapa, Rabo Branco and Frade fields and the Cricaré, Miranga, Remanso and Rio Ventura Clusters, which resulted in the write-off of the provision associated with the fields and clusters.

The reductions were partially offset by the increases arising from: i) a reduction in the risk-adjusted real discount rate of 4.15% p.a. in 2020 to 3.02% p.a. in 2021, which partly reflects the increase in north-american inflation; and ii) devaluation of the Real against the US Dollar, with an increase in the year-end rate of R$5.58/US$1.00 in 2021, compared to the rate of R$5.20/US$1.00 at the end of 2020, impacting cost estimates in Dollars.

The provision associated with projects that are under divestments, but not yet concluded, was transferred to liabilities held for sale and refers mainly to concessions in Sergipe-Alagoas, in the Campos Basin and in Espírito Santo. In 2020, the transfers were basically related to the concessions in Bahia and Rio Grande do Norte.

Accounting policy

The initial recognition of legal obligations to remove equipment and restore land or sea areas at the end of operations occurs after the technical and commercial feasibility of producing oil and gas in a field has been demonstrated. The calculations of the cost estimates for future environmental removals and recoveries are complex and involve significant judgments, according to note 4.6 on relevant estimates and judgments.

The estimates of decommissioning costs are reviewed annually based on current information on expected costs and recovery plans.

When the revision of the estimates results in an increase in the provision for decommissioning costs, there is a corresponding increase in assets. Otherwise, when there is a decrease in the provision, there is a corresponding reduction in assets, without exceeding its book value. Any excess portion is immediately recognized in the statement of income within other expenses.

In the classification of non-current assets as held for sale, provisions for decommissioning linked to these assets are also highlighted. Any commitments assumed by the company with the decommissioning resulting from the asset sale process are recognized after the closing of the sale operation, according to the contractual terms.

64

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
20.	Other Assets and Liabilities
Asset		Consolidated		Parent Company
		2021	2020	2021	2020
Escrow account and/ or collateral	(a)	5,360	4,055	4,797	3,544
Advances to suppliers	(b)	1,720	2,045	2,916	2,647
Prepaid expenses	(c)	1,660	1,366	1,279	1,212
Derivatives Transactions	(d)	172	620	−	249
Assets related to business partnerships	(e)	1,463	370	3,280	2,057
Others		1,118	1,238	891	947
		11,493	9,694	13,163	10,656
Current		8,777	6,395	10,469	7,573
Non-Current		2,716	3,299	2,694	3,083

Liability		Consolidated		Parent Company
		2021	2020	2021	2020
Obligations arising from divestments	(f)	6,170	4,865	6,161	4,865
Contractual retentions	(g)	2,908	2,784	2,492	2,263
Advances from customers	(h)	3,383	2,250	3,315	1,470
Provisions for environmental expenses, R&D and fines	(i)	3,170	2,393	2,760	1,991
Taxes and contributions	(j)	796	2,108	796	1,513
Derivatives Transactions	(d)	1,574	1,469	1,240	1,272
Various creditors		466	643	446	638
Others		4,001	2,515	3,661	2,054
		22,468	19,027	20,871	16,066
Current		10,464	8,338	8,745	5,944
Non-Current		12,004	10,689	12,126	10,122

a) Amounts deposited for payment of obligations related to financing raised with the China Development Bank (CDB), as well as guarantee margin deposits to cover derivative, financial and commodities transactions, contracted in futures and over-the-counter markets. In addition, there are amounts invested in investment funds from guarantee account resources related to divestment operations in TAG and NTS.

b) Amounts whose compensation must be made by supplying materials or providing services contracted with the suppliers.

c) Platform charters and equipment rentals expenses in situations in which the start of operations has been postponed due to legal requirements or the need for technical adjustments.

d) Fair value of open positions and transactions closed and not yet settled financially.

e) Cash and cash equivalents and amounts receivable from partners in E&P partnership operations operated by Petrobras.

f) Provisions for financial reimbursements assumed by Petrobras to be made to the buyer, referring to the portion of expenses with abandonment of wells, pipelines and equipment of the divested assets. The settlement of provisions follows decommissioning schedules, with payments starting between two and three months after the date considered for the execution of the operations, according to the contractual terms for reimbursement for the abandonment of the respective oil fields.

g) Retained installments of obligations with suppliers to guarantee the execution of the signed contract, recorded on the occasion of the maturity of such obligations. Contractual retentions will be paid to suppliers upon termination of the contract, upon issuance of the term of contractual termination.

h) Amounts referring to the advance or cash receipt of third-party customers, linked to the sale of products or services.

i) Amounts constituted for the purpose of environmental compensation assumed by the company in the course of its operations, as well as the development of its research projects.

j) Non-current portion of several taxes, as per explanatory note 16.

Accounting Practice

The accounting recognition of obligations arising from divestment is at present value, using a risk-free discount rate, adjusted to the company's credit risk, being the best estimate of disbursement required to settle the present obligation on the balance sheet date and are subject to significant changes as activity execution schedules are updated and detailed by buyers.

65

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
21.	The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the preparation of the financial statements for the year ended December 31, 2021, the company considered all available information and monitored the investigations of “Lava Jato Operation”, and no new information was identified that would alter the write-off of additional expenses that had been unduly capitalized that were recognized in the third quarter of 2014, or significantly impacted the methodology adopted by the company. Petrobras will continue to monitor the investigations to obtain additional information and assess its potential impact on the adjustments made.

The company continues to monitor the investigations and effectively collaborate with the work of national and foreign authorities, including Brazilian Federal Police (Polícia Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal), the Federal Court, the Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the General Federal Inspector’s Office (Controladoria Geral da União) in the investigation of all crimes and irregularities.

During the year of 2021, new leniency and plea agreements entitled the Company to receive funds with respect to compensation for damages, in the amount of R$ 1,272 (R$ 797 in 2020), accounted for as other income and expenses and must be added to the amount of R$ 4,948 recognized in previous periods, aiming at the accumulated position.

21.1.	Investigations involving the Company

21.1.1U.S. Securities and Exchange Commission - SEC and U.S. Department of Justice - DoJ inquiries

On September 27, 2018, the Company settled the open matters with the U.S. Department of Justice (DoJ) and the U.S. Securities and Exchange Commission (SEC) investigation, which encompassed the Company’s internal controls, books and records, and financial statements from 2003 to 2012.

Petrobras has completed the obligations provided for in the agreement signed with DoJ, including the evolution of its integrity program and the submission of information during the three-year agreement, which was fully complied with and, therefore, terminated.

21.1.2U.S. Commodity Futures Trading Commission - CFTC

On May 30, 2019, the U.S. Commodity Futures Trading Commission (“CFTC”) contacted Petrobras with an inquiry regarding trading activities related to the Lava Jato Operation. Petrobras reiterates that it continues to cooperate with the regulatory authorities, including the CFTC, regarding any inquiry.

21.1.3Order of civil inquiry - Brazilian Public Prosecutor’s Office

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the Brazilian stock market. The Brazilian Attorney General’s Office (Procuradoria Geral da República) assessed this civil proceeding and determined that the São Paulo Public Prosecutor’s Office has no authority over this matter, which must be presided over by the Brazilian Public Prosecutor’s Office. The Company has provided all relevant information requested by the authorities.

66

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
22.	Commitment to purchase natural gas

The GSA agreement (Gas Supply Agreement) entered into with Petrobras and Yacimientos Petroliferos Fiscales Bolivianos - YPFB was initially effective until December 31, 2019. In addition, according to agreement provision, after December 31, 2019, the GSA was automatically extended until the entire volume contracted is delivered by YPFB and withdrawn by Petrobras. Also, on March 6, 2020, by means of a contractual amendment, the Parties changed the daily contracted quantity (QDC) from 30.08 million m³ per day to 20 million m³ per day, which became effective as from March 11, 2020.

Thus, as of December 31, 2021, the total amount of the GSA for 2022 is nearly 7.5 billion cubic meters of natural gas (equivalent to 20.5 million cubic meters per day) and corresponds to a total estimated value of US$ 1.70 billion.

On January 1, 2022, the contractual provision, referring to the aforementioned extension clause, indicates an extension of the GSA until May 2024, on the basis of 20.00 million m³ per day, representing an estimated total additional amount of US$ 1.86 billion for the period between January 2023 and May 2024.

67

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
23.	Property, plant and equipment
	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total	Total
Balance at January 1, 2020	17,938	283,673	88,480	164,845	87,013	641,949	662,816
Additions	1	23,819	14,825	1,883	22,671	63,199	174,429
Additions to / review of estimates of decommissioning costs	−	−	−	27,899	−	27,899	27,829
Capitalized borrowing costs	−	−	4,797	−	−	4,797	4,745
Write-offs	(26)	(2,269)	(2,266)	(1,055)	(6,588)	(12,204)	(81,011)
Transfers	(1,485)	13,724	(15,342)	6,079	(119)	2,857	1,955
Transfers to assets held for sale	(47)	(1,055)	14	(3,956)	(73)	(5,117)	(4,995)
Depreciation, amortization and depletion	(719)	(21,882)	−	(19,650)	(20,627)	(62,878)	(71,925)
Impairment recognition	(68)	(35,813)	(13,997)	(22,691)	(1,645)	(74,214)	(66,603)
Impairment reversal	−	28,522	2,479	8,296	638	39,935	22,848
Cumulative translation adjustment	218	16,221	1,265	308	1,199	19,211	−
Balance at December 31, 2020	15,812	304,940	80,255	161,958	82,469	645,434	670,088
Accumulated cost	28,322	557,080	143,142	316,486	123,578	1,168,608	1,120,987
Accumulated depreciation, amortization, depletion and impairment (****)	(12,510)	(252,140)	(62,887)	(154,528)	(41,109)	(523,174)	(450,899)
Balance at December 31, 2020	15,812	304,940	80,255	161,958	82,469	645,434	670,088
Additions	−	8,914	31,073	22	37,179	77,188	77,702
Additions to / review of estimates of decommissioning costs	−	−	−	(6,046)	−	(6,046)	(6,056)
Capitalized borrowing costs	2	−	5,217	−	−	5,219	5,145
Transfer of Signature Bonus (note 24)	−	−	−	61,395	−	61,395	61,395
Write-offs	(214)	(3,082)	(3,217)	(8,692)	(1,506)	(16,711)	(16,706)
Transfers	(1,472)	16,039	(16,967)	9,382	11	6,993	(179)
Transfers to assets held for sale	(292)	(15,451)	(3,046)	(4,406)	(84)	(23,279)	(17,423)
Depreciation, amortization and depletion	(532)	(22,833)	−	(23,472)	(23,070)	(69,907)	(74,558)
Impairment recognition (note 25)	−	(2,089)	(9)	(152)	(23)	(2,273)	(2,272)
Impairment reversal (note 25)	−	9,623	615	9,953	180	20,371	20,219
Cumulative translation adjustment	(2)	410	509	104	1	1,022	−
Balance at December 31, 2021	13,302	296,471	94,430	200,046	95,157	699,406	717,355
Accumulated cost	22,770	547,365	144,831	345,470	147,222	1,207,658	1,154,481
Accumulated depreciation, amortization, depletion and impairment (****)	(9,468)	(250,894)	(50,401)	(145,424)	(52,065)	(508,252)	(437,126)
Balance at December 31, 2021	13,302	296,471	94,430	200,046	95,157	699,406	717,355
Weighted average useful life in years	40 (25 to 50) (except lands)	20 (3 to 31)		Units of production method	8 (2 to 47)

(*) Comprised of production platforms, refineries, thermoelectric plants, gas treatment units, pipelines and other operating, storage and production facilities, including subsea equipment for the production and flow of oil and gas depreciated using the units of production method.

(**) The balances by business segment are presented in Note 30.

(***) Comprises exploration and production assets related to wells, abandonment of areas, signature bonuses associated with proven reserves and other expenses directly linked to exploration and production, except for production platforms.

(****) In the case of land and assets under construction, it refers only to impairment losses.

The investments made by the company in 2021 were mainly intended for the development of production of oil and natural gas fields, primarily in the pre-salt complex (Búzios, Atapu Unitizado, Mero, Sépia Unitizado, among others), including the contracting new leases. It was important in the year the transfer of intangible assets to property, plant and equipment in the amount of the signature bonus paid in the auction of the Surplus of the Transfer of Rights in the Búzios field, in the amount of R$ 61,375, after the start of the Búzios.

In the Right of Use group, the breakdown of readjustment clauses with possible impacts on depreciation, amortization, depletion and accumulated impairment, are presented as of December 31, 2021 as follows:

68

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated				Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
2020
Accumulated cost	57,913	58,498	7,167	123,578	139,784
Accumulated depreciation, amortization, depletion and impairment	(16,447)	(21,251)	(3,411)	(41,109)	(45,198)
No contractual readjustment clause	−	(15,308)	(821)	(16,129)	(16,236)
With contractual readjustment clause – abroad	(16,447)	(2,237)	−	(18,684)	(19,463)
With contractual readjustment clause - in the country	−	(3,706)	(2,590)	(6,296)	(9,499)
Balance at December 31, 2020	41,466	37,247	3,756	82,469	94,586
2021
Accumulated cost	74,562	62,875	9,785	147,222	160,538
Accumulated depreciation, amortization, depletion and impairment	(19,652)	(29,410)	(3,003)	(52,065)	(54,117)
No contractual readjustment clause		(24,413)	(543)	(24,956)	(26,646)
With contractual readjustment clause – abroad	(19,652)	(1,095)	−	(20,747)	(18,981)
With contractual readjustment clause - in the country		(3,902)	(2,460)	(6,362)	(8,490)
Balance at December 31, 2021	54,910	33,465	6,782	95,157	106,421

23.1.	Estimated useful life – Consolidated
	Buildings and improvements, equipment and other assets
Estimated useful life	Cost	Accumulated depreciation	Balance at 12.31.2021
5 years or less	21,938	(19,175)	2,763
6 - 10 years	44,625	(33,431)	11,194
11 - 15 years	27,801	(7,578)	20,223
16 - 20 years	154,102	(86,131)	67,971
21 - 25 years	149,818	(34,599)	115,219
25 - 30 years	57,320	(16,978)	40,342
30 years or more	24,991	(10,851)	14,140
Units of production method	88,905	(51,585)	37,320
	569,500	(260,328)	309,172
Buildings and improvements	22,135	(9,436)	12,699
Equipment and other assets	547,365	(250,892)	296,473

Accounting policy

Property, plant and equipment are stated at acquisition costs or construction costs, which also include the costs directly attributable to putting the asset in operating condition, as well as, when applicable, the estimated cost of dismantling and removing the property and restoration of the property location where the asset is located, less accumulated depreciation and impairment losses - (impairment).

Expenses with major planned maintenance carried out to restore or maintain the original performance standards of industrial units, marine production units and ships are recognized in property, plant and equipment when the campaign term exceeds twelve months and the campaigns are predictable. These expenses are depreciated over the forecast period until the next major maintenance. Maintenance expenses that do not meet these requirements are recognized as expenses in the income statement.

Spare parts and spare parts with a useful life of more than one year and which can only be used in connection with items of property, plant and equipment are recognized and depreciated along with the main asset.

Financial charges on loans obtained, when directly attributable to the acquisition or construction of assets, are capitalized as part of the costs of these assets.

Financial charges on funds raised without specific destination, used for the purpose of obtaining a qualifying asset, are capitalized at the average rate of loans in effect during the period, applied to the balance of works in progress. Loans directly attributable to the construction of qualifying assets are excluded from this calculation until all activities necessary to leave said asset in conditions of use or sale intended by management are completed.

The company ceases to capitalize the financial charges on qualifying assets whose development is completed. Generally, the capitalization of interest is suspended, among other reasons, when the qualifying assets do not receive significant investments for a period equal to or greater than 12 months.

The assets directly related to the oil and gas production of a contracted area, whose useful life is not less than the life of the field (time of reserves depletion), are depleted by the method of the units produced, including rights and concessions as the signature bonus.

69

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Using the units produced method, the depletion rate is calculated based on the monthly production of the respective producing field in relation to its respective proved developed reserve, except for the subscription bonus, whose rate is calculated considering the monthly production volume in relation to the total proven reserves of each producing field in the area to which the subscription bonus refers.

The assets depreciated by the straight-line method based on the estimated useful lives, which are reviewed annually and shown in note 25.2, are: (i) those directly linked to the production of oil and gas, whose useful life is less than the useful life of the field; (ii) mobile platforms; and (iii) other goods not directly related to oil and gas production. Land is not depreciated.

The right-to-use assets are presented as property, plant and equipment and, according to the useful lives of their respective underlying assets and the characteristics of the lease agreements (term, transfer of the asset or exercise of call option), are depreciated using the straight-line method based on contractual deadlines.

23.2.	Oil and Gas fields operated by Petrobras returned to ANP

During 2021, Petrobras decided to return the Bijupirá, Salema, Lagosta and Merluza fields to the ANP, mainly as a result of the end of production and the lack of economic attractiveness of the concessions, whose contracts ended in 2025. Due to losses in their recoverable values, recognized in previous years, the value of write-offs in 2021 was R$ 145, in other operating expenses (R$ 60 for Agulha, Caioba, Camorim, Dourado, Guaricema, Piranema, Piranema Sul, Salgo and Tatuí in 2020).

23.3.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The weighted average rate of financial charges used in determining the amount of borrowing costs without specific destination to be capitalized as an integral part of the assets under construction was 6.17% p.a. in the year ended December 31, 2021 (6.12% p.a. in the year ended December 31, 2020).

24.	Intangible assets

70

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated				Parent Company
	Rights and Concessions (*)	Software	Goodwill	Total	Total
Balance at January 1,, 2020	77,261	976	252	78,489	77,904
Addition	157	448	−	605	562
Capitalized borrowing costs	−	9	−	9	9
Write-offs	(922)	(16)	−	(938)	(902)
Transfers	(13)	(5)	(148)	(166)	(17)
Amortization	(37)	(295)	−	(332)	(298)
Impairment	−	(30)	(31)	(61)	−
Cumulative translation adjustment	18	2	52	72	−
Balance at December 31, 2020	76,464	1,089	125	77,678	77,258
Accumulated cost	76,925	6,467	125	83,517	82,110
Accumulated amortization and impairment	(461)	(5,378)	−	(5,839)	(4,852)
Balance at December 31, 2020	76,464	1,089	125	77,678	77,258
Addition	568	893	−	1,461	1,357
Capitalized borrowing costs	−	25	−	25	25
Write-offs	(63)	(19)	(2)	(84)	(62)
Transfers	(513)	17	−	(496)	(206)
Transfer of Signature Bonus	(61,395)	−	−	(61,395)	(61,395)
Amortization	(29)	(292)	−	(321)	(295)
Impairment reversion	−	6	−	6	−
Cumulative translation adjustment	5	−	−	5	−
Balance at December 31, 2021	15,037	1,719	123	16,879	16,682
Accumulated cost	15,312	7,373	123	22,808	21,769
Accumulated amortization and impairment	(275)	(5,654)	−	(5,929)	(5,087)
Balance at December 31, 2021	15,037	1,719	123	16,879	16,682
Estimated useful life in years	(**)	5	Indefinite

(*) Comprised mainly of signature bonuses, paid in concession contracts for oil or natural gas exploration and production sharing, in addition to public service concessions, trademarks and patents and others.

(**) Comprised mainly of assets with an indefinite useful life whose valuation is reviewed annually to determine whether it remains justifiable.

24.1	Surpluses from Transfer of Rights

Búzios

On November 6, 2019, the National Agency for Petroleum, Natural Gas and Biofuels (ANP) held the First Round of Bidding for the Transfer of Rights Surplus, in which Petrobras acquired 90% of the right to explore and produce the volume exceeding the Onerous Assignment Contract for the Búzios field, in the Santos Basin pre-salt, in partnership with CNODC Brasil Petróleo e Gás Ltda. (CNODC) - 5% and CNOOC Petroleum Brasil Ltda. (CNOOC) - 5%.

The signature bonuses, corresponding to the company's interest, in the amount of R$ 61,375, was paid in the last quarter of 2019 and the Production Sharing Agreement signed with the regulatory entities in the first quarter of 2020.

a) Búzios Co-participation Agreement

On June 11, 2021, Petrobras signed with PPSA and the partners CNODC and CNOOC the Co-participation Agreement of Búzios, which will regulate the coexistence of the Transfer of Rights Agreement and the Production Sharing Agreement of the Surplus from the Transfer of Rights for the Búzios field. The total compensation amount due to the Assignment Agreement (100% Petrobras) for the Production Sharing Agreement is US$29 billion, which will be recovered as Oil Cost by the contractors.

The amount was calculated based on the guidelines established in MME Ordinance No. 213/2019 and took into account current market parameters, as well as the deferral of the production of the volume contracted under the Transfer of Rights regime, in order to maximize the Net Present Value (NPV) of the Union and maintain Petrobras' NPV calculated based on the effective date of the Co-Participation Agreement.

Following the conditions of the agreement for the formation of the consortium to participate in the 2019 Bid, the amount of R$ 15,510 (US$ 2.9 billion) was paid by the partners CNODC and CNOOC to Petrobras in August 2021, after approval by the ANP, all conditions precedent being met. Thus, the Agreement came into force on September 1, 2021.

On the effective date of the Agreement, the assets associated with the Búzios field were partially written off, including part of the signature bonus paid by Petrobras due to the Transfer of Rights Agreement applicable to this field, in exchange for financial compensation, resulting in a transaction analogous to a sale.

Together, the contracted companies and PPSA defined the Development Plan for the field, which should result in a recoverable volume of 10,346 million boe between the effective date of the Agreement and the end of the agreement in September 2050. Said recoverable volume results in shares in the co-participated area of approximately 26% for the Assignment Agreement and 74% for the Production Sharing Agreement. Considering the participation of each company in its respective contract and the participation of each contract in the co-participated area, the participation in the area was 92.6594% for Petrobras and 3.6703% for each of the partners.

71

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

b) Reimbursement of Expenses

Expenses incurred by Petrobras in the ordinary operations of the bidding area for the benefit of the consortium, made prior to the start of the Agreement and not included in the total compensation amount, in the estimated amount of R$ 316, will be reimbursed to Petrobras by the partners CNODC and CNOOC .

c) Exercise of the Partners' Purchase Option

Within 30 days after the effective date of the Agreement, Petrobras' partners in the consortium had the right to exercise the purchase option, provided for in the agreement that established the formation of the consortium to participate in the Bid in 2019, to acquire, each one, plus 5% stake.

On September 29, 2021, the partner CNOOC expressed its interest in exercising the option to purchase the additional 5% portion. The estimated amount to be received by Petrobras in cash at the closing of the operation for the portion of CNOOC, based on the exchange rate of R$ 5.42/US$, will be US$ 2.08 billion, being: (i) US$ 1 .45 billion for compensation, subject to the adjustments provided for in the contract, which considers the same effective date of the Agreement of September 1, 2021; and (ii) US$0.63 billion for the reimbursement of the signing bonus, referring to the additional participation of CNOOC. The values will be updated until the closing date of the transaction, which is expected to occur in the first quarter of 2022.

On December 31, 2021, the assets related to this transaction were reclassified to assets held for sale, described in note 31.

The effectiveness of this transaction is subject to approval by the Administrative Council for Economic Defense (CADE), ANP and the MME.

The partner CNODC did not express an interest in exercising the option to purchase an additional 5% portion of the Production Sharing Agreement.

Thus, after the completion of the transaction to purchase an additional 5% portion by CNOOC, Petrobras will hold 85% of the exploration and production rights of the surplus volume of the Transfer of Rights in the Búzios field, while CNOOC will hold 10% and CNODC, 5%. The share in the Shared Deposit of Búzios (Assignment Agreement, Production Sharing Agreement of the Transfer of Rights Surplus and Tambuatá Concession Agreement) will be 88.99% of Petrobras, 7.34% of CNOOC and 3.67 % of CNODC.

d) Other Information

The result of the operation, presented in other operating income, is shown below:

Consolidated
Financial compensation received (US$ 2.9 billion)	15,510
Reimbursement of expenses (*)	303
Write-off of associated assets and liabilities – Property, plant and equipment and dismantling	(5,158)
Partial write-off of signature bonus	(7,338)
Total effect in the statement of income	3,317

(*) Additionally, the amount of R$13 was recognized as monetary restatement.

Since this was a special auction, related to the production surplus from fields with technical and commercial feasibility already defined, the value of the signature bonus paid in the auction of the Transfer of Rights Surplus, in the amount of R$ 61,375, was transferred from intangible asset to property, plant and equipment after the Agreement becomes effective.

As of the validity of the Búzios Field Agreement, the volumes of reserves will be progressively incorporated according to the certification criteria and are partially reflected in the estimates of proved reserves as of December 31, 2021.

Atapu and Sépia - Result of the Second Bidding Round of the Surplus of the Transfer of Rights

Petrobras acquired the rights for the exploration and production on these fields in the Second Bidding Round for the Surplus Volume of the Transfer of Rights Agreement in the Production Sharing Regime, carried out by the ANP,

The rights in Atapu field were acquired in partnership with Shell Brasil (25%) and TotalEnergies EP (22.50%). Petrobras will hold a 52.50% interest and will operate the field.

Regarding Sépia field, Petrobras will be the operator with a 30% interest, in partnership with TotalEnergies EP (28%), Petronas (21%), and QP Brasil (21%).

72

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The signature bonus corresponding to the company's participation in Sépia was R$2,141 and, in Atapu, in the amount of R$2,101. These amounts are expected to be paid in the first quarter of 2022 and will be recognized in intangible assets.

The effective date of the Co-participation Agreement was defined in MME Ordinance No. 519/2021, as the first business day subsequent to the attestation by PPSA of the performance of the Production Sharing Contractor with the Payment of Compensation. Petrobras will sign the Atapu and Sépia Co-participation Agreement with PPSA and the partners, which will regulate the coexistence of the Assignment of Rights Agreement and the Assignment of Rights Surplus Production Sharing Agreement for those fields.

The amount of compensation before the gross up for Atapu and Sépia will be paid by the partner companies to Petrobras in proportion to their participation in the consortia, and corresponds, respectively, to the amount of US$ 1,545 million and US$ 2,240 million. Petrobras will receive the compensation from Atapu until April 15, 2022, while from Sépia it will be defined after negotiation with the members of the consortium. These values will eventually be complemented based on the positive variation of the future price of Brent oil (earn out), between the years 2022 and 2032, according to MME Normative Ordinance No. 08/2021.

On the effective date of the Agreements, the assets associated with the Atapu and Sépia fields will be partially written off, including the part of the signature bonus paid by Petrobras due to the Transfer of Rights Agreement applicable to this field, in exchange for financial compensation, resulting in a transaction analogous to a sale. The result of this transaction will be presented as other operating income or expenses in the income statement at the same time. Any adjustments to reserve estimates will be incorporated by Petrobras in due course.

Itapu Co-participation Agreement

On July 9, 2021, Petrobras signed with Pré-sal Petróleo SA (PPSA) the Co-participation Agreement of Itapu, which will regulate the coexistence of the Transfer of Rights Agreement and the Production Sharing Agreement of the Transfer of Rights Surplus for the Itapu field, in the Santos Basin pre-salt.

Negotiations began after the tender, which took place on November 6, 2019, in which Petrobras acquired 100% of the exploration and production rights of the surplus volume of the Transfer of Rights in the Itapu field.

Together, Petrobras and PPSA defined the field's Development Plan, production curve estimates and recoverable volumes. As a result, the share in the co-participated area was 51.708% for the transfer of rights agreement, with a total recoverable volume of 350 million boe, and 48.292% for the production sharing agreement, with a total recoverable volume of 319 million boe.

The assumptions of oil and gas prices, discount rate and cost metrics, used for the purpose of calculating the compensation for the deferral of the cash flow of the transfer of rights and which will be recognized as cost in oil, were established in Ordinance MME 213 /2019.

According to ANP Board Resolution No. 811/2021, of December 22, 2021, the Agreement was approved, becoming effective on January 1, 2022.

24.2Assignment of rights in block concession contracts

State of Amapá

In September 2020 and April 2021, Petrobras entered into agreements, respectively, with Total E&P do Brasil LTDA (Total), currently TotalEnergies, and BP Energy do Brasil LTDA (BP), in which it assumed the full participation of these companies in the blocks located in ultra-deep waters in northern Brazil. TotalEnergies was the operator of 5 blocks, with a 40% stake while Petrobras and BP held 30% each. BP also had a 70% stake in another block, also a partner of Petrobras (30%). With the signing of these agreements, Petrobras now holds 100% interest in these six blocks.

In the third quarter of 2021, the terms of assignment of rights and amendments to the concession contracts in question were signed. As a result of these agreements, Petrobras was entitled to the amount of R$ 1,052, referring to the negotiation for the full assumption of the Minimum Exploratory Program (PEM) with the departure of the partners from the blocks, of which R$ 733 was received at the closing of the operation and the amount of R$ 319 to be received in June 2022.

The company also recorded an addition in its intangible assets, in the amount of R$466, measured at fair value, due to the assumption of participation in the concessions, this part not having a financial effect on its cash.

The total amount resulting from the operation, in the amount of R$1,518, was recognized, as a contra entry, in other operating income.

73

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Potiguar Basin

In the fourth quarter of 2021, the ANP signed an amendment of the Concession Agreement in the Potiguar Basin, an area located in deep waters, formalizing the assignment of the partners' interests (BP 40% and Petrogal 20%) to Petrobras, which now holds 100 % share in the area.

The assumption of participation by Petrobras in the concession, with no cash effect, generated an addition of R$ 5 in intangible assets and R$ 363 in property, plant and equipment, measured at fair value, as a contra entry to other operating income in the amount of R$ 368.

24.3Return to the ANP of areas in the oil and natural gas exploration phase

In 2021, Petrobras decided to return 3 exploratory blocks to the ANP, located in the Santos and Potiguar Basins (49 exploratory blocks were returned in 2020, located in the Camamu-Almada, Espírito Santo, Jequitinhonha, Potiguar, Recôncavo, Pelotas, Pernambuco- Paraíba, Santos and Sergipe-Alagoas Basins). Exploratory rights related to these blocks totaled R$ 17 (R$ 894 in 2020).

Accounting policy

Intangible assets are measured at the acquisition cost, less accumulated amortization and impairment losses.

Internally-generated intangible assets are not capitalized and are expensed as incurred, except for development costs that meet the recognition criteria related to the completion and use of assets, future economic benefits, and others.

In general, when the technical and commercial feasibility of oil and gas production is demonstrated for the first field in an area, the value of the signature bonus is reclassified to property, plant and equipment at their full value. While they are in intangible assets, they are not amortized. Other intangible assets with defined useful lives are amortized on a straight-line basis over their estimated useful lives.

The value of the signature bonus is partially reclassified to property, plant and equipment if, at the time of defining the first field of a block, there are exploratory activities being carried out in different locations of the block, so that volumes of oil and gas can be estimated to other possible reservoirs in the area. Thus, the reclassified value is based on the proportion between the expected volume of oil and gas (oil in place - VOIP) from a specific reservoir and the total volume of oil and gas expected for all possible reservoirs in the area.

If exploratory activities in the remaining areas do not result in technical and commercial viability, the corresponding value of the signature bonus is not written off, but transferred to PP&E and added to the value of the signature bonus related to the location that was previously assessed as technically and commercially viable.

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment. Their useful lives are reviewed annually.

25.	Impairment

	Consolidated
Provision/ (reversion)	2021	2020
Property, plant and equipment	(18,098)	34,279
Intangible	(6)	61
	(18,104)	34,340
Assets held for sale	1,214	(81)
	(16,890)	34,259
Investments	(1,904)	2,673
Net effect in the statement of income of the year	(18,794)	36,932
Provision	3,324	49,308
Reversion	(22,118)	(12,376)

The Company assesses the recoverability of assets annually, or when there is an indication of impairment, as well as reversal of impairment losses recognized in prior years.

In compliance with accounting standards and the evolution of the oil and gas market scenario, management assessed the reasonableness of the key Brent assumption, provided for in the Strategic Planning in force in the third quarter of 2021, in relation to the results observed in previous quarters and future estimates of prices for short term, concluding the need to update the Brent short term assumption established in the Strategic Planning 2021-2025 (PE 21-25), reflected in the impairment test of the third quarter of 2021, leading to the recognition of net reversals of R$16,358 in this quarter.

74

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

On November 24, 2021, Management concluded and approved its Strategic Plan 2022-2026, including the complete update of the economic assumptions, as well as its project portfolio and estimates of reserve volumes, which were the basis for the impairment tests of the fourth quarter assets.

The oil and gas production curve estimated for the period 2022-2026, without considering divestments, indicates a continuous growth focused on the development of projects that generate value, with an increase in the share of pre-salt assets that have lower extraction costs. During this period, 13 new production systems are expected to start operating, all of which will be allocated to projects in deep and ultra-deep waters.

The divestment portfolio in PE 22-26 contains more than 50 assets at different stages of the sale process. The planned investment for the period 2022-2026 is US$ 68 billion, of which 84% are allocated to Oil and Gas Exploration and Production (E&P), with approximately US$ 67 billion allocated to pre-salt assets.

25.1.	Property, plant and equipment and intangible assets
	Consolidated
Assets or CGU by nature (*)	Carrying amount	Recoverable amount (**)	Impairment (Reversal) (***)	Business Segment	Comments
	2021
Producing properties relating to oil and gas activities in Brazil (several CGUs)	132.449	203.107	(17.839)	E&P – Brazil	item (a1)
Oil and gas production and drilling equipment in Brazil	1,370	−	1,370	E&P - Brazil	item (b1)
Second refining unit in RNEST	2,252	4,281	(2,029)	RTM – Brazil	item (c1)
Others			394	Several
Total 2021			(18,104)

	2020
Producing properties relating to oil and gas activities in Brazil (several CGUs)	220,449	210,524	34,215	E&P – Brazil	item (a2)
Oil and gas production and drilling equipment in Brazil	613	−	613	E&P - Brazil	item (b2)
Comperj	1,391	2,732	(1,340)	RTM – Brazil	item (d)
Second refining unit in RNEST	2,132	2,018	114	RTM – Brazil	item (c2)
Corporate segment	788	−	788	Corporate	item (e)
Others			(50)	Several
Total 2020			34,340
(*)The net book values and recoverable values presented refer only to assets or CGUs that have suffered losses due to impairment or reversals.
(**) The recoverable amount used to evaluate the test is the value in use, except for assets held for sale or when indicated, for which the recoverable amount used for the test is the fair value.

(***) The recoverable and book values of the table considers, by nature, the losses and reversals calculated individually for each CGU. Thus, there are cases in which reversals of impairment are limited to the amount of losses previously recorded, making the column "Impairment (Reversal)" not representing the comparison between the columns "Carrying Amount" and "Recoverable Amount".

In assessing the recoverability of property, plant and equipment and intangible assets, tested individually or grouped in cash-generating units - CGU, the company considered the following projections:

•	Useful life based on the expected use of the assets or set of assets that make up the CGU, considering the company's maintenance policy;
•	Assumptions and budgets approved by Management for the period corresponding to the expected life cycle, due to the characteristics of the businesses; and
•	Pre-tax discount rate, which derives from the post-tax weighted average cost of capital (WACC) calculation methodology, adjusted by a specific risk premium in the case of projects postponed for an extended period or risk country-specific in the case of assets abroad. The use of post-tax discount rates in determining the amounts in use does not result in materially different recoverable amounts if pre-tax discount rates had been used.

The estimates of the key assumptions in the cash flow projections to determine the value in use of the CGUs in 2021(*) were:

Strategic Plan 2022-2026	2022	2023	2024	2025	2026	Long Term Average
Average Brent in real terms (US$ barrel)	72	65	60	55	55	55
Average exchange rate in real terms - R$ /US$ (at 2021 prices)	5.40	5.33	5.19	5.15	5.14	5.08

(*) In carrying out the impairment tests for the 3rd quarter of 2021, the company used an average Brent price of US$ 69.40 for the year 2021 and US$ 69.20 for the year 2022, maintaining the prices from 2023 to 2025 unchanged.

In 2020, the projections used in the impairment tests were:

Strategic Plan 2021-2025	2021	2022	2023	2024	2025	Long Term Average
Average Brent in real terms (US$ barrel)	45	45	50	50	50	50
Average exchange rate in real terms - R$ /US$ (at 2020 prices)	5.50	4.69	4.46	4.28	4.07	3.76

75

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Post-tax discount rates, excluding inflation, applied in the tests were:

Activity	12.31.2021	12.31. 2020
Producing properties relating to oil and gas activities in Brazil	6.4% a.a.	7.1% p.a.
RTM in Brazil	5.5% a.a.	6.1% p.a.
RTM in Brazil – postponed projects	6.2% a.a.	7.4% p.a.
Gas logistics	5.4% a.a.	6.4% p.a.
Transport in Brazil	4.9% a.a.	5.4% p.a.

Throughout 2021, Management identified and evaluated the following changes in its CGUs:

•	CGUs of E&P Segment:

(i) Attachments approved by the ANP: attachment of the Guriatã, Guriatã Sul, Canário da Terra, Canário da Terra Sul, Riacho da Barra and Rio Sauípe fields to the Fazenda Imbé concession and the Jandaia and Rio da Serra fields to the Tangará concession, resulting in in the reconfiguration of the CGUs for Fazenda Imbé and Tangará;

(ii) Conclusion of the divestment process of Polo São Mateus 8, Polo Ventura, Polo Miranga and several other fields, mainly in UN-BA, with the extinction of the respective CGUs and write-off of assets;

(iii) Return of concessions to the ANP: approval by the Administration of the return of the Bijupirá and Salema (CGU Polo Bijupirá-Salema) and Merluza and Lagosta (CGU Polo Merluza) concessions. The CGUs were extinguished and their assets written off;

(iv) North Pole: exclusion of Platforms P-26, P-32 and P-33 from the CGU, due to the Management's decision to sell and definitively stop the operations of the platforms in the Marlim field; and

(v) Cluster SEAP I and SEAP II: inclusion of the CGU Cluster SEAP I, comprising the Agulhinha, Agulhinha Oeste, Cavala and Palombeta fields, and the CGU Cluster SEAP II, comprising the Budião, Budião Noroeste and Budião Sudeste fields, depending on the successful completion of the appraisal plans for discoveries in blocks BM-SEAL-4, BM-SEAL-4A, BM-SEAL-10 and BM-SEAL-11.

•	CGUs of Gas and Power Segment:

(i) Natural Gas: Management reassessed the interdependence of the cash inflows of assets in the natural gas chain in view of the new regulatory framework for the sector, deciding to exclude the Natural Gas CGU and to create new CGUs: Integrated CGU SIP; Cacimbas CGU UTG; CGU UTG Sul Capixaba; CGU UPGN Guamaré; CGU UPGN Urucu and CGU UPGN Catu.

(ii) Energy: exclusion of the Arembepe, Muryci and Bahia 1 Thermoelectric Plants from the CGU, due to the conclusion of the sale in December 2021, with the consequent write-off of the assets (note 31.2).

•	CGUs of RTM Segment:

(i) Downstream: exclusion of the Landulpho Alves (RLAM) and Isaac Sabbá (REMAN) refineries from the CGU, due to the divestment process. The sale of RLAM was completed in November 2021 and its assets were written off, while REMAN, with a sales contract signed in August 2021, constitutes a group of assets held for sale (explanatory note 31.1);

(ii) SIX: the company signed a sale agreement for the Shale Industrialization Unit (SIX), located in São Mateus do Sul/PR, in November 2021, becoming part of a group of assets held for sale (explanatory note 31.1);

(iii)Rio de Janeiro Petrochemical Complex (Comperj): exclusion of the CGU referring to Comperj train 1 due to the cancellation of the project, with the remaining assets grouped into the following CGUs: (a) Itaboraí Utilities, composed of assets related to infrastructure and utilities that will serve the UPGN of the Route 3 integrated project; and (b) CGU Polo GasLub, referring to the set of assets that remain hibernated and that are being evaluated for use in other projects.

Further information on the key assumptions for asset impairment tests and the definitions of the CGUs are presented in notes 4.2 and 4.3, respectively, and involve management's judgments and assessment based on its business and management model.

Information on the main losses in the recovery value / reversals of losses on property, plant and equipment or intangible assets is presented below:

76

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

a1) Producing properties relating to oil and gas activities in Brazil - 2021

Our valuations of assets relating to oil and gas production fields in Brazil resulted in reversals of net losses in the amount of R$17,839, predominantly in production CGUs and reflect the update of the key assumptions of the strategic plan, in particular, the increase in the price of Brent. The main CGUs with reversals were:

CGU (*)	Basin	Area	Impairment Losses (reversals)	Net Carrying amount (**)
Roncador	Campos Basin	Post-Salt	(4,539)	39,483
Polo Norte	Campos Basin	Post-Salt	(3,772)	27,125
Polo Carmópolis	Sergipe Basin	Land and Shallow Waters	(3,227)	4,686
Polo Berbigão-Sururu	Santos Basin	Pre-Salt	(2,049)	17,141
Albacora Leste	Campos Basin	Post-Salt	(1,947)	8,380
Marlim Leste	Campos Basin	Post-Salt	(253)	13,587
Papa-Terra	Campos Basin	Post-Salt	(208)	218
Polo Uruguá	Santos Basin	Post-Salt	(186)	457
Marlim Sul	Campos Basin	Post-Salt	(171)	27,915
Others (***)			(1,487)	11,296
Total			(17,839)	150,288

(*) Polo Carmópolis and Papa-Terra refer to CGUs allocated to divestment projects.

(**) Remaining value of the asset, after carrying out the impairment test.

(***) Refers to losses and reversals in 39 CGUs.

a2) Producing properties relating to oil and gas activities in Brazil – 2020

Our valuations of assets linked to oil and gas production fields in Brazil resulted in net losses in the amount of R$ 34,215, predominantly in the production CGUs and in the corporate assets that provide service in the fields, and reflect the hibernations that occurred in the first quarter of 2020 and the update of key assumptions of the Strategic Plan 2021-2025, in particular, the estimate of a fall in the price of Brent, the devaluation of the Real against the Dollar and the retraction of global GDP and demand.

b1) Oil and gas production and drilling equipment in Brazil - 2021

Our assessments identified losses of R$1,370 related to equipment and structures in the E&P segment. These losses are mainly due to the Management's decision to permanently stop platforms P-26 and P-33 in the Marlim field (R$ 1,143).

b2) Oil and gas production and drilling equipment in Brazil - 2020

Our assessments identified a loss of R$ 613 related to equipment and structures in the E&P segment. This loss is mainly due to the Management's decision not to proceed with the Inhaúma Logistics Terminal Adequacy project (Estaleiro Inhaúma), with no budget forecast within the horizon of the Strategic Plan 2021-2025, leading to the recognition of losses in the amount of R$ 357.

c1) Second refining unit in RNEST – 2021

The update of the cash flows of the value in use of the refining assets of the 2nd Train of RNEST incorporates the Management's decision to resume the works in the Strategic Plan 2022-2026, with an anticipated start of operations in August 2027, implying the recognition of reversals of losses in the amount of R$2,029.

c2) Second refining unit in RNEST - 2020

In Strategic Plan 2021-2025, the company's estimates considered the postponement of the start-up of the 2nd RNEST refining train by two years in relation to the previous planning. For the 2020 impairment tests, the cash flows of asset's value in use incorporated such postponement, implying the recognition of losses in the amount of R$114.

d) Comperj – 2020

In our Comperj recoverability assessments, the company recognized a reversal of losses in the amount of R$ 1,340, mainly due to the reduction in the estimated investment for the completion of the work in the utilities of the Train 1, resulting from the devaluation of the real against the dollar and optimization of the project as a whole.

77

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

e) Corporate segment – 2020

The company decided to hibernate an administrative building, in the state of Bahia, as a result of the vacancy of the facilities, resulting in the recognition of loss on the right to use asset in the amount of R$ 788.

25.1.1 Book values of assets close to their recoverable values

The amount of impairment loss is based on the difference between the book value of the asset or CGU and its respective recoverable amount. In our sensitivity analyzes, we observed that variations in recoverable values of up to 10%, positive or negative, can potentially represent relevant effects on some specific assets or CGUs, as they would be more susceptible to the recognition of losses or reversals due to impairment in the future, considering significant changes in the assumptions that support the assessment.

The following tables contain information on: (a) the assets or CGUs with the potential for additional impairment losses in the event of a negative variation of 10% of the recoverable amounts; and (b) assets or CGUs with the potential to reverse impairment in the event of a positive variation of 10% of their recoverable values.

(a) Sensitivity - negative variation of 10% of recoverable values	Business Segment	Carrying amount	Recoverable amount (*)	Sensitivity
Assets with existing partial impairment losses - potential loss complement:
Oil and gas production fields in Brazil (2 CGUs)	E&P	993	1,093	99
2nd RNEST Train	RTM	4,289	3,853	435
Utilities of Itaboraí	G&E	4,257	3,831	426
Total loss potential		9,539	8,777	960

(b) Sensitivity - positive variation of 10% of recoverable amounts	Business segment	Carrying amount	Recoverable amount (*)	Sensitivity (**)
Assets with existing impairment losses - potential for loss reversal:
Oil and gas production fields in Brazil (2 CGUs)	E&P	993	1,092	99
2nd RNEST Train	RTM	4,289	4,710	421
Utilities of Itaboraí	G&E	4,257	4,683	426
Total reversal potential		9,539	10,485	946
(*) The recoverable amount was sensitized with -10% and +10% considering the estimated recoverable amounts on 12/31/2021.
(**) The sensitivity determined, when there is a positive variation of 10% of the recoverable amounts, considers the impairment amount to be reversed in the limit of the accumulated impairment balance of the impacted CGUs or in the limit of their recoverable amounts, whichever is lower.

Accounting policy

The company assesses property, plant and equipment and intangible assets when there are indications of non-recovery of their book value. This valuation is performed for the individual asset or the smallest identifiable group of assets that generates cash inflows largely independent of cash inflows from other assets or other groups of assets (CGUs). Note 4.3 presents detailed information on the company's CGUs.

The assets linked to the development and production of oil and natural gas (fields or hubs) and those that have an indefinite useful life, such as goodwill for future profitability, are tested for impairment annually, regardless of whether there are indications loss of value.

Considering the synergies of the Petrobras Group and the expectation of using the assets until the end of their useful life, usually the recoverable value used in carrying out the recoverability test is the value in use, except when specifically indicated. Such cases involve situations in which the company identifies and assesses that assumptions that would be used by market participants in measuring fair value to price the asset or the CGU differ from Petrobras' exclusive assumptions.

Reversals of previously recognized losses may occur, except for losses due to impairment of goodwill due to expected future profitability (goodwill).

78

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
25.2.	Assets classified as held for sale

	Consolidated
Assets or CGU by nature (*)	Net carrying amount	Recoverable amount (**)	Impairment (Reversal) (***)	Segment
	2021
Thermoelectric plants	509	68	441	Power, Brazil
Equity investments – Breitener	595	248	347	Power, Brazil
Equipment related to the oil and gas production activity - Brazil	262	−	262	E&P, Brazil
Refineries and associated logistics assets	1,425	1,215	210	RTM, Brazil
Others	−	−	(46)	-
Total 2021			1,214
	2020
Oil and gas production fields - Several	−	1,448	(342)	E&P, Brazil
Cartola and Ataulfo Alves ships	416	97	319	RTM, Brazil
Others			(58)
Total 2020			(81)

(*) The net book values and recoverable values presented refer only to assets or CGUs that suffered impairment losses or reversals.

(**) The recoverable amount used to evaluate the test is fair value.

(***) The recoverable and book values of the chart accumulate, by nature, the losses and reversals calculated individually for each CGU. Thus, there are cases in which impairment reversals are determined limited to the amount of losses previously recorded, so that the column "Loss due to devaluation (Reversion)" does not represent the comparison between the columns "Net Book Value" and "Recoverable Value ".

In 2021, losses on assets held for sale were also recognized in the statement of income, in the amount of R$1,214, arising from the valuation at value fair net of selling expenses, mainly by:

•	Polo Camaçari TPPs: conclusion of the sale of the Arembepe, Muryci and Bahia 1 Thermoelectric Power Plants, located in Camaçari, in the state of Bahia, which resulted in the recognition of impairment losses in the amount of R$441;
•	Breitener: sale of the company Breitener Energética S.A., in the state of Amazonas, resulting in the recognition of net losses in the amount of R$347;
•	Equipment linked to oil and gas production activities: approval of the process of disposal of the P-32 platform, resulting in the recognition of losses in the amount of R$ 262; and
•	Refinery and associated logistics assets: approval of the sale of the Isaac Sabbá refinery (REMAN), in the state of Amazonas, with recognition of losses in the amount of R$ 69, and of the Shale Industrialization Unit (SIX), located in São Mateus do Sul/PR, with recognized losses in the amount of R$141.

In 2020, as a result of the approval of the Company's Management to dispose of several assets in the E&P segment, the Company recognized impairment reversals in the amount of R$ 81, considering the net fair value of selling expenses, predominantly, in the following assets:

•	Recôncavo Pole – set of 14 concessions located in shallow waters and on land, with recognition of reversal of losses in the amount of R$177;
•	Rio Ventura Pole – set of 8 land concessions, with recognition of loss reversal in the amount of R$95;
•	Fazenda Belém Pole – onshore fields at Fazenda Belém and Icapuí, with recognition of loss reversal in the amount of R$70; and
•	Cartola and Ataulfo Alves ships – Transpetro ships traded, with recognition of losses in the amount of R$319.

The accounting practice applied to assets and liabilities classified as held for sale is described in note 31.

25.3.	Investments in associates and joint ventures (including goodwill)

In assessing the recoverability of investments in associates and joint ventures, including goodwill, the value in use method was used, based on projections that considered: (i) projection horizon for the 5 to 12-year interval, with perpetuity without growth ; (ii) assumptions and budgets approved by the company's management; and (iii) post-tax discount rate, which derives from WACC or CAPM, according to the application methodology, specified for each case below.

Accounting Policy

Investments in associates and jointly controlled projects are tested individually for the purpose of assessing their recoverability. In applying the test, the carrying amount of the investment, including goodwill, is compared with its recoverable amount.

79

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Generally, the recoverable amount is the value in use, except when specifically indicated, proportional to the participation in the present value of the estimated future cash flows of the associate or joint venture, representing future dividend flows and other distributions.

25.3.1 Investment in publicly traded associate (Braskem S.A. and Petrobras Distribuidora S.A. – BR, currently Vibra Energia)

Braskem S.A.

Braskem S.A. is a publicly traded company, with shares traded on stock exchanges in Brazil and abroad. Based on market prices in Brazil, as of December 31, 2021, Petrobras' interest in common shares (47% of the total) and preferred shares (21.9% of the total) of Braskem SA was valued at R$16,421, as described in Note 29.4. As of December 31, 2021, approximately 3% of the common shares of this investee are held by non-signatories of the Shareholders' Agreement and their trading is extremely limited.

Considering the operational relationship between Petrobras and Braskem SA, the impairment test of the investment in this associate was carried out based on its value in use, proportional to the company's share in the present value of Braskem SA's estimated future cash flows, representing cash flows of future dividends and other distributions from the investee. The recoverability assessments did not indicate the existence of impairment losses.

The main estimates used in cash flow projections to determine the value in use of Braskem S.A. considered raw material and petrochemical price projections reflecting international trends; the evolution of sales of petrochemical products, estimated based on the growth of the Gross Domestic Product – GDP (Brazilian and global); post-tax discount rate of 6.2% p.a., in constant currency, considering the weighted average cost of capital; and reductions in the EBITDA margin, following the growth cycle of the petrochemical industry in the coming years, with an increase in the long term. Brent oil price and exchange rate assumptions were those previously disclosed.

On December 16, 2021, Petrobras' Board of Directors approved the model for the sale of up to 100% of preferred shares, to be conducted through a secondary public offering of shares (follow-on), according to the Term Sheet entered into with Novonor (Braskem's parent company).

On January 17, 2022, Petrobras registered a request for a public offering for the secondary distribution of preferred shares of Braskem. However, on January 28, 2022, the offer was canceled due to unstable market conditions, which resulted in levels of demand and price not appropriate for the conclusion of the transaction.

BR, currently Vibra Energia

On August 26, 2020, the Board of Directors of Petrobras (CA) approved the process of divesting all of its shareholding in Petrobras Distribuidora.

In this context, the company assessed the recoverability of the investment based on the value in use, which includes the sale value, considering the intention to sell the shares. As the value in use obtained was lower than the investment value recorded, the impairment assessments indicated the existence of an impairment loss in the amount of R$778, recognized in the third quarter of 2020. The post-tax discount rate applied was 11.1%, in nominal terms, taking into account the cost of equity, given the methodology adopted for value in use.

Continuing the sale process, on June 30, 2021, the CA approved the price per common share issued by Petrobras Distribuidora S.A., in the amount of R$ 26.00, within the scope of the public offering of secondary distribution of shares held by Petrobras, resulting in a sale amount of R$ 11,264, net of transaction costs.

The assessment of the recoverability of the investment based on the cash flow from the sale resulted in the recognition of reversals of net impairment losses in the amount of R$ 2,019, recorded in the first half of 2021 (recognition of losses of R$ 2,409 in 2020). On July 5, 2021, the operation was closed, as per explanatory note 31.2.

25.3.2 Investments in state-controlled natural gas distributors

On July 28, 2021, Management approved the sale of its entire interest (51%) in Petrobras Gás S.A. (Gaspetro), as per explanatory note 31.1. Gaspetro holds interests in 19 gas distributors, which exclusively explore local piped gas distribution services in several Brazilian states. The investments were classified in the group of assets held for sale, without any indication of the existence of impairment losses.

25.3.3 Impairment losses in other investments

In 2021, the company recognized net losses due to devaluation on the result of participation in other investments in the amount of R$ 115. In 2020, the amount of losses totaled R$ 264, mainly due to losses in the joint venture abroad MP Gulf of Mexico in the amount of R$287, arising from the review of key assumptions and considering a real post-tax discount rate of 5.4% pa, as well as at BSBIOS in the amount of R$115, arising from the classification of the investment as held for sale, after the signing of the purchase and sale agreement by Petrobras Biocombustível (PBio) with RP Participações em Biocombustíveis.

80

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
26.	Exploration and evaluation of oil and gas reserves

Exploration and evaluation activities include the search for oil and natural gas reserves, from obtaining legal rights to explore a specific area to declaring the technical and commercial viability of the reserves.

The movements in capitalized costs related to exploratory wells and the balances of amounts paid for obtaining rights and concessions for oil and natural gas exploration, both directly related to exploratory activities in unproven reserves, are shown in the table below:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	12.31.2021	12.31.2020
Property plant and equipment
Opening Balance	15,716	17,175
Additions	2,492	2,168
Write-offs	(1,025)	(1,066)
Transfers	(6,099)	(2,667)
Cumulative translation adjustment	43	106
Closing Balance	11,127	15,716
Intangible Assets (**)	14,376	75,489
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	25,503	91,205

(*) Net of amounts capitalized and subsequently written off as expenses in the same period.

(**) The value of the signature bonus paid in the assignment surplus auction was transferred from intangible assets to property, plant and equipment after the Búzios Co-participation Agreement came into effect, as described in Note 24.1.

The exploratory costs recognized in the statement of income and the cash flows related to the activities of valuation and exploration of oil and natural gas are shown below:

	Consolidated
	2021	2020
Geological and geophysical expenses	1,935	1,522
Exploration expenditures written off (includes dry wells and signature bonuses)	1,365	2,379
Contractual penalties	250	202
Other exploration expenses	181	67
Total expenses	3,731	4,170

Cash used in:
Operating activities	2,116	1,589
Investment activities	2,974	2,727
	5,090	4,316

In 2021, the projects without economic viability refer mainly to the write-off of exploratory wells in projects in the Golfinho ring fence (R$ 546) and Marlim Leste (R$ 174) and in blocks in the Campos Basin (R$ 385) and Potiguar Basin (R$ 208).

In 2021, Petrobras recognized provisions arising from potential contractual penalties for not meeting the required minimum percentages of local content for 158 blocks with the exploratory phase closed (186 blocks in 2020).

Accounting policy

Expenses with exploration and development of oil and natural gas production are accounted for in accordance with the successful efforts’ method, as follows:

•	Expenses related to geology and geophysical activities related to the oil and gas exploration and evaluation phase until the time when the technical and commercial viability of oil and gas production is demonstrated are recognized as an expense in the period in which they are incurred;
•	Amounts related to obtaining rights and concessions for oil and natural gas exploration are initially capitalized in intangible assets. When the technical and commercial feasibility of producing oil and gas can be demonstrated, such rights and concessions are reclassified to property, plant and equipment. More information in note 26, on accounting practice for intangible assets;
•	Exploratory costs directly associated with the drilling of wells, including equipment and installations, are initially capitalized in property, plant and equipment until proven reserves related to the area or exploratory block are confirmed or not. In certain cases, reserves are identified, but cannot be classified as proven when drilling is completed. In these cases, the costs before and after the drilling of the well continue to be capitalized if the volume of discovered reserves justifies its completion as a producing well and studies of the reserves and the economic and operational viability of the enterprise are in progress. This information is detailed in note 26.1 about capitalization timing;
•	An internal commission of technical executives of the company the conditions of each well on a monthly basis, taking into account the data on geology, geophysics and engineering, economic aspects, operating methods and government regulations. In note 4.1, there is more information on the calculation of the company's proven oil and gas reserves;
81

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
•	Dry exploratory wells or those without economic viability and the other costs linked to non-commercial reserves are recognized as an expense in the period, when identified as such, by the internal committee of technical executives; and
•	All costs incurred with the effort to develop the production of an area declared commercial (with proven and economically viable reserves) are capitalized in property, plant and equipment. This category includes costs with development wells; with the construction of platforms and gas processing plants; with the construction of equipment and facilities necessary for the extraction, handling, storage, processing or treatment of oil and gas; and with the construction of oil and gas flow systems (pipelines), storage and disposal of waste.
82

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
26.1.	Aging of Capitalized Exploratory Well Costs

The table below shows the costs and the number of exploratory wells capitalized by time of existence, considering the completion date of the drilling activities. It also demonstrates the number of projects for which the costs of exploratory wells have been capitalized for more than one year:

Aging of capitalized exploratory well costs (*)	2021	2020
Exploratory well costs capitalized for a period of one year	757	615
Exploratory well costs capitalized for a period greater than one year	10,370	15,101
Total capitalized exploratory well costs	11,127	15,716
Number of projects relating to exploratory well costs capitalized for a period greater than one year	22	38

Exploratory well costs capitalized for a period greater than one year	2021	Number of wells
2020	271	2
2017	217	1
2016 and previous years	9,882	31
Total	10,370	34
(*) Amounts paid for obtaining rights and concessions for exploration of oil and gas (capitalized acquisition costs) are not included.

Of the total of R$ 10,370 for 22 projects, which include 34 wells in progress for more than a year since the conclusion of drilling activities, R$ 8,053 refer to wells located in areas where drilling activities are already in progress or firmly planned for the near future, whose "Evaluation Plan" was submitted for approval by the ANP, and R$ 2,317 refer to activities inherent to the process of analyzing technical and economic feasibility for the definition of reserves and decision on the possible development of project production.

27.	Collateral for crude oil exploration concession agreements

Petrobras granted guarantees to the National Petroleum, Natural Gas and Biofuels Agency - ANP in the total amount of R$ 8,783 for the Minimum Exploratory Programs provided for in the exploration area concession contracts, with R$ 8.783 net of commitments already in effect remaining in force. Of this amount, R$ 6,934 corresponds to the pledge of oil from fields previously identified and already in the production phase and R$ 1,849 refer to bank guarantees.

83

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
28.	Joint ventures in E&P activities

In line with its strategic objectives, Petrobras acts in association with other companies in joint ventures in Brazil as holder of exploration and production rights for oil and natural gas in the concession and production sharing regimes.

As of December 31, 2021, the company holds interests in 85 consortia in partnership with 37 partner companies, among which Petrobras is an operator in 55 consortia (98 consortia, 40 partners and operator of 55 partnerships on December 31, 2020).

There were no new partnerships signed in 2021. The partnerships formed in 2020 are described below:

Consortium	Location	% Petrobras	% Partners	Operator	Year	Additional Information	ANP Bonus Petrobras portion (*)
ARAM (*)	Santos Basin	80%	CNODC – 20%	Petrobras	2020	Share agreement	2,040
BT-SEAL-13A	Sergipe-Alagoas Basin	50%	Petrogal – 50%	Petrogal	2020	Concession – split	N/A
BÚZIOS – ECO (*)	Santos Basin	90%	CNODC – 5% CNOOC – 5%	Petrobras	2020	Share agreement	61,675
C-M-477	Campos Basin	70%	BP Energy do Brasil – 30%	Petrobras	2020	Concession	N/A

(*) The bonuses referring to Aram and Búzios were paid in 2019, the year in which the respective rounds were held - First Round of Bidding for Surplus Transfer of Rights and 6th Round of Bidding in the Production Sharing Regime.

Petrobras' performance in partnerships brings benefits through risk sharing, increased investment capacity and technical and/or technological exchange, which ultimately aim at growth in oil and gas production in the explored areas. Below is the production referring to Petrobras' participation in the main fields where it operates as operator in the partnership:

Field	Location	% Petrobras	% Partners	Petrobras production portion in 2021 (kboed)	Regime
Tupi (BMS-11)	Santos basin pre-salt	65%	Shell – 25% Petrogal – 10%	756.0	Concession
Búzios ECO	Santos basin pre-salt	90%	CNODC – 5% CNOOC – 5%	150.8	Share agreement
Roncador	Campos basin	75%	Equinor – 25%	116.1	Concession
Sapinhoá (BMS-9)	Santos basin pre-salt	45%	Shell – 30% Repsol Sinopec – 25%	114.8	Concession
Tartaruga Verde	Campos basin	50%	Petronas – 50%	43.0	Concession
Sururu	Santos basin pre-salt	42.50%	Shell – 25% Total – 22.5% Petrogal – 10%	26.2	Concession
Albacora Leste	Campos basin	90%	Repsol Sinopec - 10%	24.9	Concession
Berbigão	Santos basin pre-salt	42.50%	Shell – 25% Total – 22.5% Petrogal – 10%	18.7	Concession
Mero	Santos basin pre-salt	40%	Total – 20% Shell – 20% CNODC – 10% CNOOC – 10%	10.4	Share agrément
Oeste de Atapu	Santos basin pre-salt	42.50%	Shell – 25% Total – 22.5% Petrogal – 10%	10.4	Concession
Total				1,271.3

Accounting practice

Petrobras' E&P operational partnerships are classified as joint operations and, as such, the company recognizes in relation to its interests: i) its assets, including its share of any assets held together ii) its liabilities , including its share of any jointly assumed liabilities; iii) its sales revenue corresponding to the proportion of its share in the production arising from the joint operation, in relation to the sale carried out directly by the joint operation; and iv) your expenses, including your share of any expenses incurred jointly.

Assets, liabilities, income and expenses related to the participation in a joint operation are accounted for in accordance with the specific accounting policies applicable to assets, liabilities, income and expenses.

84

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
28.1.	Unitization Agreements

Petrobras has Production Individualization Agreements (AIP) entered into in Brazil with partner companies in E&P consortia, as well as contracts resulting from divestment operations and strategic partnerships linked to these consortia. These agreements will result in equalizations payable or receivable of costs and production volumes, mainly referring to the Berbigão, Sururu, Albacora Leste, Tartaruga Verde and Mero fields.

Equalization provisions: Berbigão, Sururu, Albacora Leste and others.

The change in the amount payable is shown below:

	Consolidated
	12.31.2021	12.31.2020
Opening balance	1,925	456
Additions/(Write-offs) on PP&E	(359)	1,500
Payments made	-	(89)
Other income and expenses	467	58
Closing balance	2,033	1,925

As of December 31, 2021, Petrobras has an estimated amount to pay for the execution of the AIPs submitted to the ANP for approval of R$ 2,033 (R$ 1,925 on December 31, 2020). In 2021, these agreements resulted in the recognition of additions and write-offs in property, plant and equipment, in addition to other net expenses of R$ 467, reflecting the best available estimate of the assumptions used in calculating the calculation base and the sharing of relevant assets in areas to be equalized.

Agreements concluded

a) Mero, Alagamar, Upanema, Brava and pre-salt of Albacora

In December 2021, several Equalization Agreements of Expenses and Volumes (AEGVs) were signed with the partners Shell, Total, Sonangol, CNODC and CNOOC and PPSA, referring to the Mero, Alagamar, Upanema, Brava and Pre-Salt of Albacora deposits, which resulted in the total amount receivable of R$479, of which R$42 was recognized in other operating income in 2021.

In the Mero, Brava and Albacora Pre-Salt AEGVs, PPSA, representing the Federal Government, is a debtor in the total amount of R$ 443 and the amounts involved will be paid through the share of production over the next few years, and, in the case of the pre-salt of Albacora, the settlement will only begin after the approval of the AIP by the ANP. Accounting recognition will take place through the transfer of production from Brazilian Federal Government, from the non-contracted area, through original acquisition.

Accounting policy

The production individualization procedure is initiated when it is identified that a specific deposit extends beyond a block granted or contracted. In this sense, the operating and non-operating partners in oil and gas properties group their rights in a given area to form a single unit and, in return, a new percentage of undivided participation in that unit is determined.

Events that occurred prior to the individualization of production may lead to the need for compensation between the parties. When signing the Production Individualization Agreement (AIP), if Petrobras is to be reimbursed in cash, an asset will not be recognized in situations where there is no unconditional right to receive cash, or another financial asset and it is practically not certain an entry of economic benefits. In cases where the company is required to make a cash reimbursement, a provision should be recognized, whenever there is a present obligation as a result of a past event, it is likely that an outflow of resources that incorporate economic benefits will be necessary to settle the obligation and a reliable estimate of the amount of the obligation can be made.

85

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
29.	Investments
29.1.	Information on direct subsidiaries, joint arrangements and associates (Parent Company)
	Main business segment	% Petrobras' ownership	% Petrobras' voting rights	Shareholders’ equity (deficit)	Net income (loss)for the year	Country
Consolidated Companies
Subsidiaries
Petrobras International Braspetro - PIB BV	Several	100.00	100.00	273,167	10,228	Netherlands
Petrobras Transporte S.A. - Transpetro	RTM	100.00	100.00	6,162	1,219	Brazil
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	E&P	100.00	100.00	375	1,403	Brazil
Petrobras Gás S.A. - Gaspetro	Gas and Power	51.00	51.00	2,258	250	Brazil
Petrobras Biocombustível S.A.	Corporate and other businesses	100.00	100.00	1,202	(242)	Brazil
Araucária Nitrogenados S.A.	Gas and Power	100.00	100.00	143	20	Brazil
Termomacaé S.A.	Gas and Power	100.00	100.00	490	56	Brazil
Braspetro Oil Services Company - Brasoil	Corporate and other businesses	100.00	100.00	620	7	Cayman Islands
Termobahia S.A.	Gas and Power	98.85	98.85	593	32	Brazil
Baixada Santista Energia S.A.	Gas and Power	100.00	100.00	279	(24)	Brazil
Petrobras Comercializadora de Energia S.A.. - PBEN	Gas and Power	100.00	100.00	66	31	Brazil
Fundo de Investimento Imobiliário RB Logística - FII	E&P	99.20	99.15	52	39	Brazil
Procurement Negócios Eletrônicos S.A.	Corporate and other businesses	72.00	49.00	34	16	Brazil
Petrobras Comercializadora de Gás e Energia e Participações S.A.	Corporate and other businesses	100.00	100.00	1	(1)	Brazil
Transportadora Brasileira Gasoduto Bolívia - Brasil S.A.	Gas and Power	51.00	51.00	333	811	Brazil
Refinaria de Canoas S.A. (i)	RTM	100.00	100.00	−	−	Brazil
Paraná Xisto S.A. (i)	RTM	100.00	100.00	−	−	Brazil
Refinaria de Mucuripe S.A (i)	RTM	100.00	100.00	−	−	Brazil
Refinaria de Manaus S.A. (i)	RTM	100.00	100.00	−	−	Brazil
Associação Petrobras de Saúde	Corporate and other businesses	93.47	93.47	496	−	Brazil
Joint operations						Brazil
Fábrica Carioca de Catalizadores S.A. - FCC	RTM	50.00	50.00	289	116	Brazil
Ibiritermo S.A.	Gas and Power	50.00	50.00	72	23	Brazil
Joint ventures						Brazil
Logum Logística S.A.	RTM	30.00	30.00	886	(114)	Brazil
Petrocoque S.A. Indústria e Comércio	RTM	50.00	50.00	117	246	Brazil
Refinaria de Petróleo Riograndense S.A.	RTM	33.20	33.33	38	(1)	Brazil
Brasympe Energia S.A.	Gas and Power	20.00	20.00	72	16	Brazil
Brentech Energia S.A.	Gas and Power	30.00	30.00	(20)	(117)	Brazil
Metanor S.A. - Metanol do Nordeste	RTM	34.54	50.00	82	31	Brazil
Companhia de Coque Calcinado de Petróleo S.A. - Coquepar	RTM	45.00	45.00	−	−	Brazil
Participações em Complexos Bioenergéticos S.A. - PCBIOS	Corporate and other businesses	50.00	50.00	−	−	Brazil
Associates						Brazil
Braskem S.A. (ii)	RTM	36.15	47.03	12,764	13,493	Brazil
UEG Araucária Ltda.	Gas and Power	18.80	18.80	597	463	Brazil
Deten Química S.A.	RTM	27.88	28.56	795	489	Brazil
Energética SUAPE II S.A.	Gas and Power	20.00	20.00	457	295	Brazil
Nitrocolor Produtos Químicos LTDA.	RTM	38.80	38.80	(2)	(1)	Brazil
Bioenergética Britarumã S.A.	Gas and Power	30.00	30.00	−	−	Brazil
Transportadora Sulbrasileira de Gás - TSB	Gas and Power	25.00	25.00	13	5	Brazil

(i) Companies in the incorporation phase, with registered public deed and financial contribution made to an incorporation account in the approximate amount of R$ 304 thousand for each company.

(ii) Information related to 09.30.2021, latest available to the market.

In 2021, the company sold some equity interests, highlighting the following divestments:

• Nova Transportadora do Sudeste S.A. (NTS) – sale of the remaining 10% interest;

• Petrobras Distribuidora S.A. (BR), currently Vibra Energia – sale of the remaining 37.5% interest;

• Refinaria de Mataripe S.A., owner of the Landulpho Alves Refinery (RLAM) and its associated logistics assets in the state of Bahia - sale of 100% of the shares.

For more information on the operations mentioned above and other corporate transactions, see note 31.

Petrobras International Braspetro BV - PIB BV has as main subsidiaries:

• Petrobras Global Trading BV - PGT (100%, headquartered in the Netherlands) which basically operates in the trade of oil, oil products, biofuels and liquefied natural gas (LNG), as well as the raising and onlending of loans as part of its financial operations within the scope of Petrobras and its subsidiaries;

• Petrobras Global Finance B.V. - PGF (100%, headquartered in the Netherlands), whose main objective is to raise funds in the capital market through the issuance of bonds and onlending of loans to Petrobras companies and their subsidiaries;

86

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

• Petrobras America Inc. – PAI (100% headquartered in the United States) with trading and oil exploration and production activities (MP Gulf of Mexico, LLC); and

• Petrobras Netherlands BV – PNBV (100%, headquartered in the Netherlands) which has joint operations: Tupi BV (67.59%), Guará BV (45%), Agri Development BV (90%), Libra BV (40%) , Papa Terra BV (62.5%), Roncador BV (75%), Iara BV (90.11%), Petrobras Frade Inversiones SA (100%) and BJOOS BV (20%), all constituted for the purpose of construction and rental of equipment and platforms for operations in the E&P segment in Brazil and headquartered in the Netherlands.

29.2.	Investment change (Parent Company)

	Balance at 12.31.2020	Investments	Restructuring, capital decrease and others	Transfers to held for sale	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2021
Subsidiaries
PIB BV	218,797	−	4,353	−	13,115	18,156	−	−	254,421
Transpetro	4,785	−	−	−	1,275	113	681	(795)	6,059
PB-LOG	−	−	417	−	1,056	−	−	(1,473)	−
PBIO	1,432	−	−	−	(242)	−	12	−	1,202
Gaspetro	1,149	−	−	(1,197)	99	−	−	(51)	−
Breitener	675	−	−	(884)	218	−	−	(9)	−
Other subsidiaries (*)	1,939	8,150	708	(7,610)	(577)	42	381	(613)	2,420
Joint operations	164	−	−	−	70	−	−	(54)	180
Joint ventures	237	55	−	(90)	77	1	(8)	(163)	109
Associates
Nova Transportadora do Sudeste - NTS	913	−	(931)	−	100	−	−	(82)	−
BR (currently Vibra Energia)	9,678		−	(11,264)	2,263	−	−	(677)	−
Other associates (**)	2,087	−	11	(54)	5,000	576	116	(2,320)	5,416
Total	241,856	8,205	4,558	(21,099)	22,454	18,888	1,182	(6,237)	269,807
Other investments	19	−	(1)		−	−	−	−	18
Total	241,875	8,205	4,557	(21,099)	22,454	18,888	1,182	(6,237)	269,825
Results of companies classified as held for sale					617		−
					23,071		1,182

(*) The capital contributions were made to the Mataripe Refinery through asset transfers, which were then reclassified to assets held for sale, as well as to the Associação Petrobras de Saúde - APS.

(**) Includes Braskem.

Constitution of the Associação Petrobras de Saúde (APS) and accounting treatment of contributions

The APS has the nature of a non-profit civil association, with the objective of carrying out social or assistance activities, in this case health care, and is being consolidated in Petrobras' financial statements, in accordance with the requirements provided for in CPC 36 (R3) - Consolidated Statements.

Through agreements entered into between the sponsors and APS, transfers of financial resources are carried out to form the regulatory capital established by the National Health Agency (ANS), with the aim of guaranteeing coverage to its beneficiaries. These resources will be recognized in the sponsors, in their individual statements, as investments valued by the equity method.

As of December 31, 2021, the investment balance in APS is R$464, classified as subsidiaries.

29.3.	Investment change (Consolidated)
87

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Balance at 12.31.2020	Investments	Restructuring, capital decrease and others	Transfer to held for sale	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2021
Joint Ventures
MP Gulf of Mexico, LLC /PIB BV	1,903	−	−	−	655	148	−	(547)	2,159
State-controlled natural gas distributors/Gaspetro	1,551	1	−	(1,607)	200	−	−	(145)	−
Compañia Mega S.A. – MEGA/PIB BV	428	−	−	−	176	33	−	(89)	548
Other companies	350	55	−	(90)	61	8	(8)	(244)	132
Associates
NTS	913	−	(931)	−	100	−	−	(82)	−
BR (currently Vibra Energia)	9,678	−	−	(11,264)	2,263	−	−	(677)	−
Other companies (*)	2,167	88	18	(54)	4,972	583	116	(2,321)	5,569
Other investments	20	−	(1)	−	−	−	−	−	19
Total	17,010	144	(914)	(13,015)	8,427	772	108	(4,105)	8,427
(*)Includes Braskem.

29.4.	Investments in affiliates with shares traded on stock exchanges

	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	12.31.2021	12.31.2020	Type	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Associate
Braskem	212,427	212,427	Common	56.75	25.22	12,055	5,357
Braskem	75,762	75,762	Preferred	57.63	23.57	4,366	1,786
	288,189	288,189				16,421	7,143

The market value for these shares does not necessarily reflect the realization value on the sale of a representative lot of shares.

The main estimates used in cash flow projections to determine Braskem's value in use, for the purpose of testing the investment's recoverability, are presented in Note 25.

29.5.	Non-controlling interest

The total interest held by non-controlling shareholders in the company's shareholders' equity is R$2,252 (R$2,740 in 2020), mainly: R$1,108 from Gaspetro (R$1,107 in 2020), R$921 from the FIDC (R$1,000 in 2020), R$ 163 from TBG (R$ 204 in 2020) and R$ 335 in structured entities in 2020.

The following are summarized accounting information:

88

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Gaspetro		Structured Entities		FIDC		TBG
	2021	2020	2021	2020	2021	2020	2021	2020
Current assets	2,579	423	−	4,664	66,793	20,528	745	1,187
Long-term receivables	−	260	−	2,388	−	−	2	1
Investments	−	1,551	−	−	−	−	1	−
Property, plant and equipment	−	2	−	−	−	−	1,555	1,626
Other non-current assets	−	270	−	−	−	−	15	10
	2,579	2,507	−	7,052	66,793	20,528	2,318	2,824
Current liabilities	321	129	−	5,418	21	3	611	1,070
Non-current liabilities	−	120	−	685	−	−	1,374	1,335
Shareholders' equity	2,258	2,258	−	949	66,772	20,525	333	419
	2,579	2,507	−	7,052	66,793	20,528	2,318	2,824
Sales revenues	713	426	−	−	−	−	1,766	1,600
Net income	254	330	(719)	(1,007)	2,447	2,145	811	572
Cash and cash equivalents generated (used) in the year	37	(21)	(1,798)	1,170	(1,699)	9	228	128

Gaspetro, a subsidiary of Petrobras (51%), is a company with interests in several gas distributors in Brazil, which provide piped natural gas distribution services through a concession. On July 28, 2021, the Company signed a contract for the sale of its entire interest in Gaspetro, for more information, see note 31.

In 2020, the group of structured entities included Charter Development LLC - CDC, with the objective of building, acquiring and chartering FPSOs, and Companhia de Desenvolvimento e Modernização de Plantas Industriais - CDMPI, with delayed coking and coke naphtha hydrotreating activities in Henrique Lage Refinery – REVAP. Both underwent corporate restructuring in 2021, as per explanatory note 31.

The Non-Standardized Credit Rights Investment Fund (“FIDC-NP”) is an investment fund primarily intended for the acquisition of “performed” and/or “non-performed” credit rights from operations carried out by Petrobras companies and its subsidiaries and aims to optimize cash management.

TBG is a company that transports natural gas through the Bolivia-Brazil gas pipeline and is controlled by Petrobras, which has a 51% interest in this company.

29.6.	Summarized information on joint ventures and associates

The company invests in jointly controlled and affiliated projects in the country and abroad, whose activities are related to petrochemical companies, transportation, trade, processing and the industrialization of oil products and other fuels, gas distributors, biofuels, thermoelectric, refineries and others. The summary accounting information is as follows:

				2021				2020
	Joint operations			Associates	Joint operations			Associates
	Brazil	MP Gulf of Mexico, LLC	Other companies abroad	Brazil (*)	Brazil	MP Gulf of Mexico, LLC	Other companies abroad	Brazil
Current assets	4,644	2,374	1,412	40,784	4,129	1,440	713	51,735
Long-term receivables	2,072	1,133	63	13,027	2,002	1,344	19	20,559
Property, plant and equipment	2,575	14,971	1,087	38,198	2,559	12,370	327	51,516
Other non-current assets	2,566	5	4	3,008	2,506	10	−	3,957
	11,857	18,483	2,566	95,017	11,196	15,164	1,059	127,767
Current liabilities	4,064	1,807	703	25,850	2,976	1,185	304	37,793
Non-current liabilities	2,885	3,474	202	61,199	3,436	4,100	88	76,756
Shareholders' equity	4,875	11,043	1,091	9,421	4,610	7,976	422	14,773
Non-controlling interests	33	2,159	570	(1,453)	174	1,903	245	(1,555)
	11,857	18,483	2,566	95,017	11,196	15,164	1,059	127,767
Sales revenues	15,899	6,142	−	111,273	10,602	3,856	−	146,556
Net income (loss) of the year	842	3,424	493	15,219	477	(3,132)	45	837
Participation - %	20 to 83%	20%	34 to 45%	18.8 to 38.8%	23.5 to 83%	20%	34 to 45%	4.59 to 40%

(*) Balance composed mainly by Braskem.

Accounting policy

Consolidation basis

The consolidated financial statements cover information from Petrobras and its subsidiaries, jointly controlled operations and consolidated structured entities.

Control is obtained when Petrobras has: i) power over the investee; ii) exposure to, or rights to, variable returns arising from your involvement with the investee; and iii) the ability to use its power over the investee to affect the value of its returns.

89

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The controlled companies are consolidated from the date on which control is obtained until the date on which this control ceases to exist, using accounting practices consistent with those adopted by the company.

Structured entities are those designed so that voting rights, or similar, are not the dominant factor in determining who controls the entity.

Transactions and balances between group entities, including unrealized income arising from these transactions, are eliminated in the consolidation process.

Investments in other companies

Affiliate is the entity over which the company has significant influence, defined as the power to participate in the making of decisions about an investee's financial and operating policies, but without the individual or joint control of those policies. A joint business is one in which two or more parties have joint control established by contract, which can be classified as a joint operation or a jointly controlled venture, depending on the rights and obligations of the parties.

While in a joint operation, the integrating parties have rights over the assets and obligations over the liabilities related to the business, in a jointly controlled venture, the parties have rights over the net assets of the business. In the exploration and production segment, some activities are conducted by joint operations.

In the individual financial statements, investments are valued using the equity method (MEP) from the date on which the entities become associates, subsidiaries, non-profit associations and joint ventures. In joint operations, only those constituted through a vehicle entity with its own legal personality are evaluated by the MEP. For the other joint operations, the company recognizes its assets, liabilities and the respective income and expenses in these operations.

In the consolidated financial statements, investments in associates and joint ventures are recognized by MEP considering Petrobras' accounting practices. Distributions received from these investees reduce the carrying amount of the investment.

Business combination and Goodwill

Business combination is an operation or other event through which an acquirer obtains control of one or more businesses, regardless of the legal form of the operation. The acquisition method is applied to transactions in which control is obtained. Business combinations of entities under common control are accounted for at cost. Under the acquisition method, identifiable assets acquired and liabilities assumed are measured at fair value, with limited exceptions.

Goodwill for expected future profitability is measured at the amount whose sum: (i) of the amount transferred in exchange for the acquired company's control; (ii) the amount of any non-controlling interests in the acquiree; (iii) and in the case of a business combination carried out in stages, of the fair value of the acquirer's interest in the acquiree immediately before the combination; exceeds the net value of identifiable assets acquired and liabilities assumed. When this sum is less than the net value of the identifiable assets acquired and the liabilities assumed, a gain from an advantageous purchase is recognized in the statement of income.

Changes in interests in subsidiaries that do not result in a change of control are not considered a business combination and, therefore, are recognized directly in shareholders’ equity, as capital transactions, by the difference between the price paid / received, including transaction costs directly related and the book value of the interest acquired / sold.

30.	Assets by operating segment

The segmented information reflects the evaluation structure of senior management in relation to performance and the allocation of resources to the business.

90

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Consolidated assets by operating segment - 12.31.2021
	E&P	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Current assets	33,672	70,822	21,418	73,995	(31,660)	168,247
Non-current assets	597,740	121,076	37,669	48,220	(1)	804,704
Long-term receivables	28,136	12,342	1,795	37,720	(1)	79,992
Investments	2,194	5,412	662	159	−	8,427
Property, plant and equipment	552,654	102,788	34,829	9,135	−	699,406
Operating assets	486,676	89,770	20,868	7,662	−	604,976
Under construction	65,978	13,018	13,961	1,473	−	94,430
Intangible assets	14,756	534	383	1,206	−	16,879
Asset	631,412	191,898	59,087	122,215	(31,661)	972,951

Consolidated assets by operating segment - 12.31.2020
	E&P	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Current assets	27,713	42,455	10,264	79,700	(17,809)	142,323
Non-current assets	597,341	124,092	43,241	80,413	9	845,096
Long-term receivables	24,657	13,196	5,070	62,042	9	104,974
Investments	2,026	2,081	3,152	9,751	−	17,010
Property, plant and equipment	494,838	108,308	34,373	7,915	−	645,434
Operating assets	441,285	95,122	22,345	6,427	−	565,179
Under construction	53,553	13,186	12,028	1,488	−	80,255
Intangible assets	75,820	507	646	705	−	77,678
Asset	625,054	166,547	53,505	160,113	(17,800)	987,419

Accounting practices for segment information are described in note 12 - Segment information - Results.

31.	Disposal of assets and other changes in organizational structure

The company has a dynamic portfolio of partnerships and divestments, in which it evaluates opportunities to dispose of non-strategic assets in its various areas of activity, whose development of transactions also depends on conditions that are beyond the company's control.

The divestment and strategic partnership projects follow the procedures in line with the guidelines of Tribunal de Contas da União (TCU) and the current legislation.

The main classes of assets and liabilities classified as held for sale are shown below:

Consolidated
	12.31.2021					12.31.2020
	E&P	RT&M	Gas & Power	Corporate and other segments	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	−	−	72	−	72	74
Trade receivables	−	−	175	−	175	126
Inventories	−	379	29	−	408	23
Investments	1	1	1,170	−	1,172	355
Property, plant and equipment	10,274	748	1	−	11,023	3,318
Others	−	7	1,038	−	1,045	185
Total	10,275	1,135	2,485	−	13,895	4,081
Liabilities on assets classified as held for sale
Trade Payables	−	−	9	−	9	110
Finance debt	−	−	−	5	5	70
Provision for decommissioning costs	4,646	−	−	−	4,646	3,326
Others	−	−	180	−	180	53
Total	4,646	−	189	5	4,840	3,559

31.1.	Transactions pending closing at December 31, 2021

The assets and liabilities corresponding to the operations described below, transactions pending closing, are classified as held for sale on December 31, 2021.

91

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Transaction	Acquirer	Date of approval / signing	Amount (*)	Other information
Sale of the total interest in the onshore fields of Fazenda Belém and Icapuí, called Polo Fazenda Belém, located in the Potiguar Basin, in the state of Ceará.	SPE Fazenda Belém S.A., a wholly owned subsidiary of 3R Petroleum e Participações S.A.	Aug/2020	US$ 35.2 million	a
Sale of the entire stake in fourteen onshore exploration and production fields, called Polo Recôncavo, located in the state of Bahia	Ouro Preto Energia Onshore S.A, a wholly owned subsidiary of 3R Petroleum Óleo e Gás S.A.	Dec/2020	US$ 250 Million	b
Sale of E&P assets in the state of Espírito Santo (Polo Peroá)	DBO Energia e OP Energia, currently 3R Offshore	Jan/2021	US$ 12,5 Million	c
Sale of the entire interest in a set of seven onshore and shallow water fields called Alagoas group, and of Alagoas Natural Gas Processing Unit, located in the state of Alagoas	Petromais Global Exploração e Produção S.A., currently Origem Energia S.A..	Jun/2021	US$ 300 Million	d
Sale of the Company’s 62,5% interest in Papa-Terra field, located in the Campos basin	3R Petroleum Offshore S.A	Jul/2021	US$ 15.6 Million	e
Sale of the Company’s entire interest (51%) in Petrobras Gas S.A (Gaspetro)	Compass Gás e Energia S.A.	Jul/2021	2,030	f
Sale of the shares of the company that will hold the Isaac Sabbá Refinery (REMAN) and its associated logistics assets, in the state of Amazonas	Ream Participações S.A. (a company controlled by the partners of Atem Distribuidora de Petróleo S.A.)- Atem)	Aug/2021	US$ 189.5 Million	g
Exercise of the call option for additional 5% interest in the surplus volume of the Transfer of Rights Agreement of Búzios field	CNOOC Petroleum Brasil Ltda (CNOOC)	Sep/2021	US$ 2.08 billion	h
Sale of shares in the company that will own The Shale Industrialization Unit (SIX), located in the state of Paraná	Forbes & Manhattan Resources Inc. (F&M Resources), a wholly owned subsidiary of Forbes & Manhattan Inc. (F&M)	Nov/2021	US$ 33 Million	i
Sale of the total interest in 11 concessions of onshore production fields, with integrated facilities, located in Sergipe, jointly called Polo Carmópolis	Carmo Energy S.A.	Dec/2021	US$ 1.1 Billion	j

(*)Transaction value, which does not include contingent assets.

a) Sale of onshore fields in Ceará (Fazenda Belem Pole)

The conditions and deadlines for receipts will be as follows: (i) US$ 8.8 million received upon signature of the contract; (ii) US$ 16.4 million at the closing of the transaction and; (iii) US$ 10 million to be paid within twelve months after the closing of the transaction.

Such amounts do not consider the adjustments due until the closing of the transaction and are subject to the fulfillment of conditions precedent, such as approval by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

b) Sale of onshore fields in Bahia (Recôncavo Pole)

The conditions and terms of receipt will be as follows: (i) US$ 10 million on the date of signature of the contract; and (ii) US$ 240 million at the closing of the transaction.

The amounts do not consider potential future adjustments due and the closing of the transaction is subject to the fulfillment of conditions precedent, such as approval by the ANP.

c) Sale of E&P assets in Espírito Santo (Peroá Pole)

The conditions and terms of receipt will be as follows: (i) US$ 5 million received on the date of signature of the agreement; (ii) US$ 7.5 million to be received at the closing of the transaction; and (iii) US$ 42.5 million in contingent receipts provided for in the agreement, related to factors such as Malombe's declaration of commerciality, future oil prices and extension of the concession period. The amounts do not consider the adjustments due until the closing of the transaction, which is subject to the fulfillment of conditions precedent, such as the approval by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

92

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

d) Sale of onshore, shallow water fields and the Natural Gas Processing Unit - UPGN in Alagoas

The conditions and terms of receipt will be as follows: (i) US$ 60 million to be received on the date of signature of the agreement and; (ii) US$ 240 million at the closing of the transaction.

The amounts do not consider the adjustments due until the closing of the transaction, which is subject to the fulfillment of certain conditions precedent, such as approval by the ANP.

e)Sale of Papa-Terra field

The conditions and terms of receipt will occur as follows: (i) US$6.0 million received on the date of signature; and (ii) US$9.6 million at the closing of the transaction. Additionally, there are US$90.0 million in contingent receipts (contingent assets) provided for in the contract, related to the asset's production levels and future oil prices. The amounts do not consider the adjustments due and the closing of the transaction is subject to the fulfillment of precedent conditions, such as approval by the ANP.

f)Sale of Gaspetro

Receipt (R$ 2,030) will be at the closing of the transaction, subject to the adjustments provided for in the contract.

The closing of the transaction is subject to the fulfillment of conditions precedent, such as approval by CADE. In addition, until the closing of the transaction, Petrobras will comply with the provisions contained in the shareholders' agreements of Gaspetro and natural gas distributors, including with regard to preemptive rights, as applicable.

g)Sale of REMAN refinery

The conditions and terms of receipt will occur as follows: (i) US$ 28.4 million received on the date of signature of the contract, as a guarantee; and (ii) US$161.1 million to be received at the closing of the transaction, subject to adjustments provided for in the contract.

The transaction is subject to the fulfillment of conditions precedent, such as approval by CADE.

h) Transfer of Rights Agreement and the Production Sharing Agreement of the Transfer of Rights Surplus for the Búzios field

Information on the conditions of the contracts is described in Note 24.1 – Intangible assets – Surpluses from Transfer of Rights - Búzios.

i)Sale of SIX

The conditions and terms of receipt will be as follows: (i) US$ 3 million received on the date of signature of the contract, as a guarantee; and (ii) US$ 30 million to be received at the closing of the transaction, subject to adjustments provided for in the contract. The contract also provides for contingent payments (earn out).

The transaction is subject to the fulfillment of conditions precedent, such as approval by CADE and ANP.

j)Sale of onshore fields in Sergipe (Carmópolis Pole)

Receipt conditions are: (i) R$ 1.5 billion (US$ 275 million) received on January 17, 2022, as a down payment; (ii) US$550 million at the closing of the transaction; and iii) US$ 275 million within 12 months after closing.

The amounts are subject to adjustments due at the closing of the transaction, which is subject to the fulfillment of conditions precedent, such as approval by CADE and ANP.

93

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
31.2.	Closed transactions
Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount (*) (**)	Value of closure in other currencies (***)	Gain (loss) (****)	Other information (*****)
Sale of 30% of the Campo de Frade concession. The transaction also includes the sale of the entire stake held by Petrobras Frade Inversiones S.A (PFISA), a Petrobras subsidiary, in Frade BV.	PetroRio	S Nov/2019 C Feb/2021	206	US$ 43.5 million	394	a

Sale of the entire stake in Petrobras Uruguay Distribución S.A. (PUDSA) by Petrobras Uruguay Sociedad Anónima de Inversiones (PUSAI)	DISA Corporación Petrolífera S.A.	S Aug/2019 C Feb/2021	369	US$ 68.17 million	(14)	b

Sale of all shares (50%) in BSBios Indústria e Comércio de Biodiesel Sul Brasil S/A (BSBios) by Petrobras Biocombustível S.A.	RP Participações em Biocombustíveis S.A	S Dec/2020 C Feb/2021	253		(1)	c

Sale of all shares (49%) in three electricity generation and trading companies in the state of Rio Grande do Norte: Eólica Mangue Seco 1, Eólica Mangue Seco 3 and Eólica Mangue Seco 4	V2I Transmissão de Energia Elétrica S.A.	S Dec/2020 C Apr/2021	142		103	d

Sale of the remaining 10% stake in Nova Transportadora do Sudeste S.A. (NTS)	Nova Infraestrutura Gasodutos Participações S.A.	S Apr/2021 C Apr/2021	1,539		609	e

Sale of the entire 51% interest in the company generating and trading electricity, in the state of Rio Grande do Norte, Eólica Mangue Seco 2	Fundo de Investimento em Participações Multiestratégia Pirineus (FIP Pirineus)	S Feb/2021 C May/2021	34		23	f

Sale of the entire interest in eight onshore E&P fields, jointly named Polo Rio Ventura, located in Bahia	3R Rio Ventura S.A., whole subsidiary of 3R Petroleum Óleo e Gás S.A.	S Aug/2020 C Jul/2021	522	US$ 96.9 million	563	g

Total sale of interest in Petrobras Distribuidora S.A. (BR, currently Vibra Energia)	-	S Jun/2021 C Jul/2021	11358			h

Assignment of 10% stake in the Lapa field and 10% in Lapa Oil & Gas BV	Total Energies	S Dec/2018 C Aug/2021	261	US$ 49.4 million	67	i

Sale of the entire 40% stake in the company GNL Gemini Comercialização e Logística de Gás Ltda (GásLocal)	White Martins Gases Industriais Ltda.	S Sep/2020 C Sep/2021	23		(3)	j
Sale of 100% of the shares of Refinaria Mataripe S.A., the company that owns Refinaria Landulpho Alves (RLAM) and its associated logistics assets, in the state of Bahia	MC Brazil Downstream Participações, a company of Mubadala Capital group	S Mar/2021 C Nov/2021	10,119	US$ 1.8 billion	3,190	k
Sale of 20% interest in Termelétrica Potiguar S.A. (TEP) and 40% in Companhia Energética Manauara S.A. (CEM)	Global Participações Energia S.A., through its subsidiaries	S Jul/2021 C Nov/2021	156		23	l
Sale of the entire 93.7% equity interest in the company Breitener Energética S.A. (Breitener), in the state of Amazonas	Breitener Holding Participações S.A., a wholly subsidiary of Ceiba Energy LP.	S Aug/2021 C Nov/2021	192		(56)	m
Sale of the entire stake in nine onshore exploration and production fields, called Polo Miranga, located in the state of Bahia	SPE Miranga S.A., subsidiary of PetroRecôncavo S.A.	S Feb/2021 CDec/2021	848	US$ 153.8 million	736	n
Sale of the entire stake in 12 onshore E&P fields, called Polo Remanso, in the state of Bahia	PetroRecôncavo S.A.	S Dec/2020 C Dec/2021	91	US$ 16.3 million	141	o
Sale of the entire stake in 27 onshore E&P concessions, located in Espírito Santo, jointly known as Polo Cricaré	Karavan Seacrest SPE Cricare	S Aug/2020 C Dec/2021	219	US$ 38.7 million	206	p
Sale of three fuel oil-fired thermoelectric plants located in Camaçari, in the state of Bahia (UTEs Polo Camaçari)	Participações em Energia S.A.	S May/2021 C Dec/2021	61		(139)	q
			26,393		5,842

(*) Amount agreed upon signing the transaction, plus closing price adjustment, when provided for in the contract

(**) The amount of “Receipts from the sale of assets (Disinvestments) in the Statement of Cash Flows” is mainly composed of amounts from the Divestment Program: partial receipt of operations this year, installments of operations from previous years and advances related to uncompleted operations.

(***) Contractual value and price adjustments of operations traded in a currency other than the Brazilian real

(****) Recognized in "Income from disposals, write-off of assets and result on remeasurement of equity interests" - explanatory note 10 - Other (expenses) net operating income.

(*****) Describes terms, conditions precedent and other information.

These conclusions came after the fulfillment of precedent conditions.

a) Sale of the Frade field

The transaction was concluded with the receipt of US$ 36 million, which includes the revenue from the sale of Petrobras' residual oil inventory, on the closing date of the transaction, after the fulfillment of all precedent conditions and adjustments provided for in contracts. In signing the contract, an additional US$ 7.5 million was received.

The total transaction, of US$ 100 million, was adjusted based on the income earned by Petrobras in the period from July 1, 2019, base date of the transaction, to February 5, 2021, the closing date of the transaction. In addition, there is an amount of US$ 20 million contingent on a potential commercial discovery in the field.

94

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

b) Sale of Petrobras Uruguay Distribución S.A. (PUDSA)

The transaction was concluded with the receipt of US$ 62 million. The amount received at closing is added to the amount of US$ 6.17 million received by PUSAI on the date of the sales agreement signature. As a result of this operation, the amount of R$ 185 was reclassified to income statement as other operating expenses, resulting from the foreign exchange variation against the U.S. dollar, previously recognized in PUDSA's shareholders' equity as cumulative translation adjustment.

c) Sale of BSBios

The operation was concluded with the receipt of R$ 253, already with the adjustments provided for in the contract. In addition to this amount, R$ 67 are held in an escrow account for indemnification of eventual contingencies and will be released according to terms and conditions set forth in the contract and R$ 2 were received in advance in the form of interest on capital in December 2020.

d) Sales of Mangue Seco 1, 3 and 4

The transactions were concluded with the receipt of R$44 (Eólica 1) and R$78 (Eólicas 3 and 4), with the adjustments provided for in the share purchase agreement. In relation to Eólicas 3 and 4, it is added to the amount of R$ 23 received upon signing the agreement, totaling R$ 101 for these assets.

e) Sale of a 10% interest in NTS

The operation was concluded with the receipt of R$ 1,539, on the date of signature and conclusion of the sale, after adjustments provided for in the agreement depending on the base date of the operation.

f) Sale of Mangue Seco 2

The transaction results from the exercise of preemptive rights by Pirineus, in accordance with the shareholders' agreement of Eólica Mangue Seco 2.

The transaction was concluded with a total receipt of R$34, already with the adjustments provided for in the share purchase and sale agreement.

g) Sale of Polo Rio Ventura

Receipt took place in July 2021, in the amount of US$ 33.9 million, already with the adjustments provided for in the contract. The amount received at closing adds to the amount of US$ 3.8 million received upon signing the sales contract, in August 2020.

The company will also receive the following installments, subject to adjustments: (i) US$ 16 million to be received in January 2024; and (ii) US$43.2 million in contingent receipts related to future oil prices. Of this contingent amount, R$116 was recognized in September 2021 (equivalent to US$21.6 million) and R$126 in December 2021 (equivalent to US$21.6 million) in other operating income.

h) Total sale of interest in Petrobras Distribuidora S.A. (BR) – currently Vibra Energia

On June 17, 2021, Petrobras filed the request for registration of a public offering of secondary distribution of common shares issued by Petrobras Distribuidora S.A. (BR), with disclosure of the Preliminary Offering Prospect. The percentage of shares offered was 37.5% of BR's share capital, which corresponds to the total interest currently held by Petrobras.

On June 30, 2021, Petrobras approved the price per common share issued by BR in the amount of R$26.00, within the scope of the public offering of secondary distribution of shares, totaling R$11,358. In this context, there was a net reversal of impairment in the amount of R$ 2,019 in the period from January to June 2021, mainly recorded in the 2nd quarter of 2021, as per note 19.

On July 5, 2021, the public offering for the secondary distribution of common shares issued by Petrobras Distribuidora SA (BR) was closed, in the total amount of R$11,358, with the company receiving the net amount of transaction costs (R$11,264).

i) Assignment of participation in the Lapa field and in Lapa BV

95

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In 2018, the company exercised the option to sell the remaining 10% of Petrobras' interest in the Lapa Field, including the assignment of the remaining 10% of the interest held by Petrobras Netherlands BV (PNBV) in Lapa Oil & Gas BV, as per explanatory note 10.1 of the 2018 financial statements. In August 2021, the transaction was completed with the receipt of US$49.4 million, already with the adjustments provided for in the contract.

Additionally, in August 2021, there was a price adjustment for the transfer of rights in the Lapa and Iara fields by Petrobras and the interests held by PNBV in Lapa BV and Iara BV (see note 10.1 of the 2018 financial statements), with recognition of R$117, as other operating income.

j) Sale of interest in GasLocal

The agreement ended controversies arising from the activities of the Gemini Consortium and GásLocal, in particular pending arbitration and matters under judicial discussion. It also provides for adjustments in the commercial conditions for the supply of gas by Petrobras, as a consortium member of the Gemini Consortium, by the end of 2023, in compliance with CADE's determination.

Receipt: (i) R$56.0 received upon signing the agreement; and (ii) R$5, subject to corrections provided for in the respective agreement, to be received within a period of up to 13 months from the closing date of the agreement.

k) Sale of RLAM

After fulfilling all the conditions precedent, the transaction was concluded with the payment of US$ 1.8 billion, an amount that reflects the purchase price of US$ 1.65 billion, preliminarily adjusted due to monetary correction and variations in the working capital, net debt and investments until the closing of the transaction.

The contract also provides for a final adjustment of the acquisition price.

l) Sale of electric power companies

At the conclusion of the operation, R$ 79 was received by TEP and R$ 76 by CEM, already with adjustments provided for in the contracts.

m) Sale of Breitener Energética

The operation was concluded with the receipt of R$ 248, after contractual adjustments. Additionally, there is an amount of R$53 in contingent receipt, linked to Breitener's future remuneration on the sale of energy.

n) Sale of onshore fields in Bahia, Polo Miranga

In December 2021, US$ 47.7 million was received, with the adjustments provided for in the contract, in addition to US$ 11 million received upon signing the sales contract, in February this year.

The company will also receive the following installments, subject to adjustments: (i) US$ 80.1 million to be received in 12, 24 and 36 months; and (ii) US$85 million of contingent receipts related to future oil prices.

Of this contingent amount, the company recognized R$84 million in December 2021 (equivalent to US$15 million) as other operating income. This value will receive updates until the moment of its receipt.

o) Sale of onshore fields in Bahia, Polo Remanso

The operation was concluded with the receipt of US$ 7.3 million, already with the adjustments provided for in the contract, in addition to US$ 4 million received upon signing the sales contract.

There will still be receipt of US$ 5 million until December 2022, to be restated based on contractual conditions.

p) Sale of onshore fields in Espírito Santo, Pole Cricaré

The operation was concluded with the receipt of US$ 27 million, already with the adjustments provided for in the contract, which is added to the amount and US$ 11 million received upon signing the sales contract.

The contract also provides for US$ 118 million in contingent receipts related to future oil prices.

q) Sale of thermoelectric plants (Pole Camaçari UTEs)

96

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The operation was concluded with the receipt of R$ 61, already with the adjustments provided for in the contract.

31.3.	Other Operations

On January 5, 2021, Petrobras acquired 100% of the shares of the structured entity Companhia de Desenvolvimento e Modernização de Plantas Industriais (CDMPI) for R$50,000. CDMPI was merged into Petrobras in April 2021.

On December 28, 2021, the subsidiary PIB BV acquired 100% of the shares of the structured entity Charter Development LLC (CDC) for US$1.

The difference between the amounts paid and the shareholders' equity of the structured entities CDMPI and CDC, in the amount of R$ 635, was recognized as a capital transaction and increased the shareholders' equity attributable to Petrobras shareholders, in contrast to a reduction in shareholders' equity of non-controlling shareholders, since Petrobras already controlled its operations before the acquisition.

31.4.	Contingent assets on asset sales – Transactions completed in prior years

a) Pampo and Enchova

On July 15, 2020, Petrobras completed the sale of its entire interest in the ten fields that make up the Pampo and Enchova Poles to Trident Energy do Brasil Ltda, as per explanatory note 33.2 to the financial statements for the year ended December 31, 2020. Among the agreed conditions are receipts conditioned to Brent scenarios, with a value of up to US$ 650 million. Of this contingent amount, the company recognized in 2021 the amount of R$ 194 (equivalent to US$ 36 million), in other operating income.

b)Contingent portion of the sale of interest in Exploratory Block BM-S-8

On July 28, 2016, Petrobras sold its interest (equivalent to 66%) in the BM-S-8 exploratory block, where the Bacalhau field (former Carcará area) is located, in the pre-salt layer of Santos Basin, for Equinor Brasil Energia LTDA. The value of the operation was US$ 2.5 billion, in three installments, the last two being contingent.

The first installment of US$1.25 billion was received on November 22, 2016. The second installment, in the amount of US$300 million, was received on March 21, 2018.

On December 9, 2021, the National Agency for Petroleum, Natural Gas and Biofuels (ANP) approved the Production Individualization Agreement (AIP) for the Bacalhau and Norte de Bacalhau fields, a necessary condition for Petrobras to receive the third and final installment, in the amount of US$ 950 million, corresponding to R$ 5.3 billion, updated until December 31, 2021. As a result, the installment was recognized in December 2021, in other operating income, and received in February 2022.

31.5.	Cash flows from sales of interest with loss of control

The sales of equity interest that resulted in loss of control and the cash flows arising from these transactions are shown below:

	Cash received	Cash and cash equivalents in subsidiaries with loss of control	Net Proceeds
Jan-Dec/2021
Refinaria de Mataripe (formely RLAM)	10,119	(656)	9,463
PUDSA	334	(81)	253
Total	10,453	(737)	9,716
Jan-Dec/2020
Petrobras Oil & Gas B.V.(PO&GBV) (*)	1,144	−	1,144
Liquigas	4,035	(51)	3,984
Total	5,179	(51)	5,128

(*) Amount of US$ 276 million received on the closing date of the transaction.

Accounting Policy

They are classified as held for sale when their book value is recoverable, mainly through the sale.

97

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The condition for classification as held for sale is only achieved when the disposal is approved by Management, the asset is available for immediate sale in its current conditions and there is an expectation that the sale will occur within 12 months of approval. However, the initial classification may be maintained in cases where the delay is demonstrably caused by events or circumstances beyond the control of the company and if there is still sufficient evidence of the disposal.

Assets held for sale and associated liabilities are measured at the lower of the carrying amount and the fair value net of selling expenses.

When a transaction reflects the sale of a component of the company that represents an important separate line of business, said transaction is considered a discontinued operation, and its results and cash flows are presented separately based on the classification of the respective assets and liabilities as held for sale.

32.	Finance debt

32.1Balance by type of finance debt

	Consolidated		Parent Company
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Banking Market	6,904	26,069	6,817	25,981
Capital Market	13,975	13,053	13,123	12,145
Development banks (*)	4,291	6,836	487	1,142
Related parties	−	−	58,545	10,580
Others	39	51	−	−
In Brazil	25,209	46,009	78,972	49,848
Banking Market	47,573	70,576	23,191	25,908
Capital Market	108,968	143,557	−	−
Development banks (*)	−	1,047	−	1,047
Export Credit Agency	16,468	17,793	−	−
Related parties	−	−	360,242	357,471
Others	1,006	1,056	−	−
Abroad	174,015	234,029	383,433	384,426
Total	199,224	280,038	462,405	434,274
Current	20,316	21,751	155,461	76,783
Non-current	178,908	258,287	306,944	357,491

(*) Includes BNDES, FINAME, FINEP and New Development Bank (NDB).

The amount classified in current liabilities comprises:

	Consolidated		Parent Company
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Short-term debt	602	5,926	58,546	15,207
Current portion of long-term debt	17,093	12,382	96,658	61,280
Accrued interest on short and long-term debt	2,621	3,443	257	296
Current	20,316	21,751	155,461	76,783

The capital market balance is mainly composed of R$ 105,041 in global notes, issued by PGF and R$ 13,123 in debentures issued in Brazil.

The global notes has maturities between 2024 to 2115 and does not require collateral. Such financing was carried out in dollars, euros and pounds, 87%, 3% and 10%, of the total global notes, respectively.

The debentures, with maturities between 2024 and 2034 and without guarantees, are not convertible into shares.

98

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

32.2 Changes in finance debt and reconciliation with cash flows from financing activities

	Balance at 12.31.2019	Additions	Principal amortization (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Transfer to liabilities classified as held for sale	Modification of contractual cash flows	Balance at 12.31.2020
Brazil	43,251	7,294	(5,543)	(1,720)	2,034	693	−	−	−	46,009
Abroad	211,731	78,229	(122,397)	(14,958)	16,427	7,830	57,593	(28)	(398)	234,029
Total	254,982	85,523	(127,940)	(16,678)	18,461	8,523	57,593	(28)	(398)	280,038
Debt restructuring		-	(6,139)	-
Deposits linked to financing		-	-	850
Net cash used in financing activities		85,523	(134,079)	(15,828)

(*) It includes pre-payments.
(**) It includes premium and discount and cost transactions associated.

	Balance at 12.31.2020	Additions	Principal amortization (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities associated to assets classified as held for sale	Balance at 12.31.2021
Brazil	46,009	−	(22,346)	(1,425)	1,706	1,265	−	−	−	25,209
Abroad	234,029	9,647	(85,125)	(10,922)	12,959	1,074	12,353	−	−	174,015
Total	280,038	9,647	(107,471)	(12,347)	14,665	2,339	12,353	−	−	199,224
Debt restructuring			(5,838)
Deposits linked to financing (***)			(240)	192
Net cash used in financing activities		9,647	(113,549)	(12,155)
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts and cost transactions associated.

(***) Amounts deposited for payment of obligations related to financing raised with the China Development Bank (CDB), with semiannual settlements in June and December.

In 2021, the settlement of old debts and the management of liabilities were carried out with own resources, in addition to raising funds in the international capital market, aiming at improving the debt profile and better adapting to maturity terms long-term investments.

The Company repaid several finance debts, in the amount of R$ 125,704 notably: (i) prepayment of banking loans in the domestic and international market totaling R$ 32,798; (ii) the repurchase and redemption of R$ 52,551 securities on the international capital market, with net premium paid to bond holders amounting to R$ 5,770; and (iii) total prepayment of R$ 3,123 for loans with development agencies.

The company raised R$ 7,257 through bonds issued in the international capital market (Global Notes) maturing in 2051.

99

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

32.3 Summarized information on current and non-current finance debt

	Consolidated
Maturity in	Until 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	From 5 years on	Total (**)	Fair value

Financing in U.S. Dollars (US$) (*):	14,167	14,310	18,716	15,325	9,418	84,987	156,923	167,769
Floating rate debt	12,015	14,310	14,935	10,791	6,381	5,007	63,439
Fixed rate debt	2,152	−	3,781	4,534	3,037	79,980	93,484
Average interest rate	5.0%	5.2%	5.5%	5.7%	6.2%	6.6%	6.3%
Financing in Reais (R$):	5,616	2,281	3,461	1,177	2,241	10,433	25,209	24,899
Floating rate debt	3,702	1,468	1,468	725	725	2,767	10,855
Fixed rate debt	1,914	813	1,993	452	1,516	7,666	14,354
Average interest rate	5.9%	5.5%	5.0%	4.5%	4.1%	4.6%	4.9%
Financing in Euro (€):	274	−	76	2,745	−	3,704	6,799	7,517
Fixed rate debt	274	−	76	2,745	−	3,704	6,799
Average interest rate	4.7%	-	4.7%	4.7%	-	4.7%	4.7%
Financing in Pound Sterling (£):	258	−	−	−	4,150	5,885	10,293	11,268
Fixed rate debt	258	−	−	−	4,150	5,885	10,293
Average interest rate	6.2%	−	−	−	6.2%	6.4%	6.3%
Total at December 31, 2021	20,315	16,591	22,253	19,247	15,809	105,009	199,224	211,453
Average interest rate	5.2%	5.3%	5.5%	5.6%	5.9%	6.5%	6.2%	−
Total at December 31, 2020	21,751	17,055	30,620	30,977	32,373	147,262	280,038	319,689
Average interest rate	4.6%	4.8%	4.8%	5.1%	5.2%	6.4%	5.9%	−

(*) It includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**) The weighted average maturity of outstanding debt at December 31, 2021 is 13.39 years (11.71 years on December 31, 2020).

As of December 31, 2021, the fair values of financing are mainly determined by using:

•	Level 1 - prices quoted in active markets, when applicable, in the amount of R$ 115,906 (R$ 172,717, on December 31, 2020); and
•	Level 2 - cash flow method discounted by the interpolated spot rates of the indexes (or proxies) of the respective financing, observed in the currencies pegged, and by the credit risk of Petrobras, in the amount of R$ 95,547 (R$ 146,972, on 31 December 2020).

The sensitivity analysis of financial instruments subject to exchange rate variation is presented in note 36.3.

The nominal (undiscounted) flow of principal and interest on financing, by maturity, is shown below:

	Consolidated
Maturity	2022	2023	2024	2025	2026	2027 onwards	12.31.2021	12.31.2020
Principal	17,693	17,110	22,721	19,665	16,234	110,584	204,007	286,503
Interest	10,079	9,103	8,645	7,705	7,229	127,763	170,524	202,425
Total (*)	27,772	26,213	31,366	27,370	23,463	238,347	374,531	488,928
(*)The nominal flow of leases is found in note 33.
100

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

32.4 Lines of credit

				12.31.2021
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV (*)	Syndicate of banks	3/27/2019	02/27/2024	3,250	−	3,250

Total				8,250	-	8,250
In Brazil
Petrobras	Banco do Brasil	3/23/2018	09/26/2026	2,000	−	2,000
Petrobras	Bradesco	6/1/2018	05/31/2023	2,000	−	2,000
Petrobras	Banco do Brasil	10/4/2018	09/05/2025	2,000	−	2,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				6,329	-	6,329
(*) In April 2021, Petrobras extended part of the Revolving Credit Facility. Hence, US$2,050 will be available from February 28, 2024 to February 27, 2026.

32.5 Covenants and Collateral

32.5.1 Covenants

As of December 31, 2021, the company has obligations met related to debt contracts (covenants), with emphasis on: (i) presentation of the financial statements within 90 days for the interim periods, without review by the independent auditors, and 120 days for the end of the year, with cure periods that extend these periods by 30 and 60 days, depending on the contract; (ii) Negative Pledge / Permitted Liens clause, where Petrobras and its material subsidiaries undertake not to create liens on their assets to guarantee debts beyond those allowed; (iii) compliance with the laws, rules and regulations applicable to the conduct of its business including (but not limited to) environmental laws; (iv) clauses in financing agreements that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption laws and anti-money laundering laws and that establish and maintain policies necessary for such compliance; (v) clauses in financing contracts that restrict relations with entities or even countries sanctioned mainly by the United States (including, but not limited to the Office of Foreign Assets Control -OFAC) Department of State and Department of Commerce, the European Union and the United Nations; and (vi) clauses related to the level of indebtedness in certain debt contracts with BNDES.

32.5.2 Collateral

Financial institutions do not normally require guarantees for loans and financing granted to the Parent Company. However, there are financing granted by specific instruments, which have real guarantees. Additionally, there is a financing contract obtained from the China Development Bank (CDB), which also has a collateral, according to note 37.5.

Loans obtained by structured entities are guaranteed by the projects themselves, as well as by pledge of credit rights.

Financing with the capital market, which corresponds to securities issued by the company, does not have collateral.

Accounting Policy

Financing is initially recognized at fair value less transaction costs directly attributable, and subsequently measured at amortized cost using the effective interest method.

When your contractual terms are modified and such modification is not substantial, your accounting balances will reflect the present value of your cash flows under the new terms, using the original effective interest rate. The difference between the book balance of the remeasured instrument at the time of a non-substantial change in its terms and its book balance immediately prior to such change is recognized as a gain or loss in the statement of income of the period. When such a change is substantial, the original financing is extinguished and a new financial liability is recognized, with an impact on the income for the period.

Regarding the reform of the reference interest rates (IBOR Reform), the company continues to monitor the pronouncements of the regulatory authorities, as well as the measures that have been adopted, aiming at adapting the various financial instruments to the new benchmarks. Petrobras and its subsidiaries have debts indexed to Libor (London Interbank Offered Rate), the amount of which corresponds to approximately 32% of their financing. Debts indexed to Libor are presented in Note 32.3.

33.	Lease liabilities

The leases mainly include oil and natural gas production units, drilling rigs and other exploration and production equipment, ships, support vessels, helicopters, land and buildings. The movement of lease contracts recognized as liabilities is shown below:

101

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	Balance at 12.31.2020	Remeasurement / new contracts	Payment of principal and interest	Unwinding of discount	Foreign exchange gains and losses	Cumulative translation adjustment (CTA)	Transfers	Balance at 12.31.2021
Brazil	22,556	9,134	(8,404)	1,316	837	−	256	25,695
Abroad	89,954	23,591	(22,996)	5,342	7,070	195	(257)	102,899
Total	112,510	32,725	(31,400)	6,658	7,907	195	(1)	128,594

As of December 31, 2021, the value of the lease liability of Petrobras Parent Company is R$ 138,238 (R$ 121,288 on December 31, 2020), including leases and sub-leases with investees, mainly vessels with PNBV and Transpetro.

The nominal flow (not discounted) without considering future inflation projected in the lease contract flows, by maturity, is shown below:

	Consolidated
Nominal Future Payments	Until 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	From 5 years on	Total	Recoverable Taxes
Without readjustment
Vessels	14,621	9,172	4,937	2,122	1,358	6,417	38,627	1,216
Others	616	345	131	70	−	−	1,162	91
With readjustment - abroad (*)
Platforms	9,489	8,004	8,148	7,890	7,470	66,890	107,891	−
Vessels	2,630	1,608	1,539	1,199	980	1,037	8,993	−
With readjustment – Brazil
Vessels	2,016	1,519	1,029	564	239	99	5,466	486
Properties	527	499	505	503	503	4,850	7,387	52
Others	1,178	864	606	537	454	2,227	5,866	87
Nominal value on December 31 2021	31,077	22,011	16,895	12,885	11,004	81,520	175,392	1,932
Nominal value on December 31 2020	29,915	22,400	15,054	11,697	9,481	62,276	150,823	1,951

(*) Agreements in U.S. dollars.

The following is the main information by family of lease agreements, where platforms and vessels represent approximately 93% of the lease liability.

Consolidated

Present Value of Future Payments (*)	Discount rate (% per year)	Average Period (Years)	Recoverable taxes	12.31.2021	12.31.2020
Without readjustment
Vessels	3.5155	5.4 years	1,143	34,605	38,776
Others	1.5029	2.5 years	88	1,132	1,365
With readjustment - abroad
Platforms	5.5194	14.6 years	−	72,874	55,849
Vessels	4.3124	4.7 years	−	7,988	7,952
With readjustment – Brazil
Vessels	6.8752	3.3 years	422	4,744	4,127
Properties	8.7184	21.5 years	38	3,290	3,341
Others	9.7347	7.9 years	78	3,961	1,100
TOTAL	5.2637	11.7 years	1,769	128,594	112,510

(*) Incremental nominal rate on company loans, calculated based on the yield curve of bonds and credit risk of the company, as well as term adjusted by the duration of the respective payment flow and guarantees of the lease agreements.

In certain contracts, during the lease term, there are payments that vary due to changes in facts or circumstances that occurred after their start date, in addition to the passage of time. Such payments are not included in the measurement of lease obligations. In 2021, these amounts were R$ 4,856 and represented 15% in relation to fixed payments (R$ 4,033 and 13% in relation to fixed payments, in the year ended December 31, 2020).

102

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In 2021, the company recognized lease expenses in the amount of R$ 598 (R$ 583 in the year ended December 31, 2020), referring to contracts with a term of less than one year.

As of December 31, 2021, the nominal value of lease agreements that had not yet been initiated, due to the related assets being under construction or not having been made available for use, represent the amount of R$443,967 (R$350,299 on 31 December 2020). The increase in the year corresponds to new contractual commitments, including two more floating production units.

The sensitivity analysis of financial instruments subject to exchange variation is presented in Note 36.3.

Accounting Policy

Lease liabilities, including those whose underlying assets are of low value, are measured at the present value of lease payments without reflecting projected future inflation, which take into account taxes to be recovered, as well as non-cancellable terms and extension options when they are reasonably certain.

These payments are discounted at the nominal incremental rate on the company's loans, since the interest rates implicit in lease agreements with third parties cannot normally be determined promptly.

Lease liability remeasurements reflect changes arising from contractual rates, as well as in lease terms due to new expectations of lease extensions or terminations.

The interest incurred updates the lease liability and is classified as financial expenses, while payments reduce its book value. In accordance with the company's foreign exchange risk management, exchange rate variations arising from the balance of lease liabilities denominated in US dollars are designated as instruments to protect cash flow hedge relationships involving highly probable future exports (see note 36.3).

In the E&P segment, some activities are carried out by joint operations where the company is the operator. In cases where all parties to the joint operation are primarily responsible for the lease payments, the company recognizes the lease liability in proportion to its interest. In situations of use of underlying assets arising from a specific lease agreement of the company, the lease liabilities remain fully recognized and the collection of partners is carried out in proportion to their interests.

Payments associated with short-term leases (12 months or less) are recognized as an expense over the term of the contract.

34.	Equity
34.1	Share capital (net of share issuance costs)

On December 31, 2021 and 2020, subscribed and fully paid share capital in the amount of R$ 205,432 is represented by 13,044,496,930 shares, of which R$ 117,208 referring to 7,442,454,142 common shares and R$ 88,224 referring to 5,602,042,788 preferred shares, all nominative, book-entry and without par value. Preferred shares have priority in the case of capital reimbursement, do not guarantee voting rights and are not convertible into common shares.

Accounting policy

Incremental expenses directly attributable to the issue of shares are presented as a deduction from shareholders’ equity, as capital transactions, net of tax effects.

34.2	Capital reserve

Book-entry shares held by Petrobras in the amount of R$ 7, recognized against treasury shares.

34.3          Capital transactions

34.3.1 Incremental costs directly attributable to the issue of shares

Transaction costs incurred in raising funds by issuing shares, net of taxes.

34.3.2 Change in interest in subsidiaries

Differences between the amount paid and the book value resulting from changes in interests in subsidiaries that do not result in loss of control, considering that they refer to capital transactions, that is, transactions with shareholders, as owners.

103

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

34.3.3 Treasury shares

Petrobras shares held in treasury in the amount of R$ 7, represented by 295,669 shares, of which 222,760 are common shares and 72,909 are preferred shares.

34.4          Allocation of income and dividends

The allocation of net income for the year and proposed dividends are shown below.

	2021	2020
Net income of the year attributable to the shareholders of Petrobras	106,668	7,108

Allocation of net income for the year:
Legal reserve	5,333	356
Statutory reserve	1,027	1,027
Tax incentives reserve	656	−
Others reversions/additions	−	14
Dividends proposed of net income	99,652	5,711
Total allocation of net income for the year	106,668	7,108

Dividends proposed of net income:
Mandatory minimum dividends	25,170	4,411
Additional dividends from the remaining portion of net income	74,482	1,300
Dividends proposed of net income	99,652	5,711

Additional dividends from the earnings retention reserve	1,743	4,561
Total proposed dividends	101,395	10,272

34.4.1 Profit reserves

Legal reserve

Recognized through the appropriation of 5% of net income for the year, in accordance with Article 193 of the Brazilian Corporation Law.

Statutory reserve

Recognized through the appropriation of the net income for each year of an amount equivalent to 0.5% of the paid-in capital at the end of the year and is used to fund research and technological development programs. The balance of this reserve cannot exceed 5% of paid-in capital, in accordance with article 56 of the company's Bylaws.

Tax incentives reserve

Constituted through the allocation of a portion of income for the year equivalent to tax incentives, resulting from government donations or subsidies, in accordance with article 195-A of the Brazilian Corporation Law. This reserve can only be used to absorb losses or increase capital.

In 2021, the amount of R$ 656 was allocated from the net income referring to the subsidy incentive for investments, fully related to the scope of the Superintendencies for Development of the Northeast (SUDENE) and Amazon (SUDAM).

Accounting policy

Recognized when there is reasonable certainty that the benefit will be received and that all conditions established and related to the grant will be met by the company.

Profit retention reserve

It is intended for investments provided for in the capital budget, mainly in the exploration and development of oil and gas production, in accordance with article 196 of the Brazilian Corporation Law.

104

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

34.4.2 Dividends

The shareholders will be entitled, each year, to dividends, which may not be less than 25% of the adjusted net income, in the form of the Brazilian Corporation Law, prorated by the shares in which the company's capital is divided.

Preferred shares have priority in receiving dividends of at least 5% (five percent) calculated on the part of the capital represented by this type of shares, or 3% (three percent) of the share's equity value, the largest always prevailing, participating, in the same way as common shares, in the capital increases resulting from the incorporation of reserves and income. This priority in receiving dividends does not, in itself, guarantee the payment of dividends in fiscal years in which the company does not earn an income.

The payment of dividends may only be made to holders of preferred shares, if the priority dividends absorb all the adjusted net income for the year or reach an amount equal to or greater than the mandatory minimum dividend of 25%.

The shareholder remuneration policy, approved in 2019 by the Board of Directors and improved in November 2021, defines the following parameters for the distribution of dividends:

•	minimum annual remuneration of US$ 4 billion for years in which the average price of Brent exceeds US$ 40/bbl, which can be distributed regardless of the company's level of indebtedness. This remuneration will be equivalent for common shares and preferred shares, provided that it exceeds the minimum amount for preferred shares provided for in the company's bylaws;
•	in case of gross debt equal to or less than US$ 65 billion and accumulated positive result, to be verified in the last quarterly result calculated and approved by the Board of Directors, the company must distribute to its shareholders 60% of the difference between the cash flow operations and acquisitions of fixed assets and intangibles, both presented in the consolidated statement of cash flows, provided that the result of this formula exceeds the amount of US$ 4 billion and does not compromise the financial sustainability of the company;
•	regardless of its level of indebtedness, the company may, in exceptional cases, pay extraordinary dividends, exceeding the mandatory legal minimum dividend and/or the values established in the policy, provided that the company's financial sustainability is preserved;
•	the distribution of remuneration to shareholders must be made on a quarterly basis; and
•	the company may exceptionally promote the distribution of dividends even in the event of non-verification of net income, once the rules provided for in Law 6,404/76 are complied with and the criteria defined in its policy are observed.

Petrobras seeks, through its shareholder remuneration policy, to ensure short, medium and long-term financial sustainability, in addition to providing predictability to the flow of dividend payments to shareholders.

Accounting policy

Compensation to shareholders is in the form of dividends and / or interest on equity based on the limits defined by law and the company's bylaws.

Interest on equity is charged to the dividend for the year, as provided for in the bylaws, recorded in the income statement, as required by tax legislation, and reversed against retained earnings in equity in a manner similar to the dividend, resulting in a tax credit for income tax and social contribution recognized in income for the year.

The portion of dividends provided for in the bylaws or that represents the minimum mandatory dividend is recognized as a liability. Any excess must be kept in shareholders' equity, in the proposed additional dividend account, until the final resolution to be taken by the shareholders at the General Shareholders’ Meeting.

Proposed dividends

The dividend proposal recorded in the company's financial statements, subject to approval by the General Shareholders’ Meeting, is shown as follows:

105

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	2021	2020
Net income of the year attributable to shareholders of Petrobras	106,668	7,108
Appropriation:
Legal reserve	(5,333)	(356)
Tax incentive reserve	(656)	−
Other reversions/additions:	−	(14)
Adjusted net income	100,679	6,738

Minimum mandatory dividends:
25% of adjusted net income in 2021	25,170	−
5% of the share capital of preferred shares in 2020 (priority of preferred shareholders)	−	4,411
Additional dividends:
Additional dividends of the remaining portion of net income	74,482	1,300
Additional dividends from the profit retention reserve	1,743	4,561
Total of proposed dividends	101,395	10,272
Preferred shares (PN) - R$ 7.773202 per share in 2021 (R$ 0.787446 per share in 2020)	43,545	4,411
Common shares (ON) - R$ 7.773202 per share in 2021 (R$ 0.787446 per share in 2020)	57,850	5,861

The proposed remuneration to shareholders for the year 2021 to be submitted for approval by the 2022 General Shareholders’ Meeting, in the amount of R$ 101,395 (R$ 7.773202 per outstanding preferred and common share), includes the minimum mandatory dividend of R$ 25,170, equivalent to 25% of adjusted net income, in addition to additional dividends of R$ 76,225, arising from the remaining portion of net income for the year and the profit retention reserve. This proposal is superior to the priority of preferred shares.

The results obtained, the cash generation and the achievement of the indebtedness target allowed the proposal of dividends for the year 2021, in the amount of R$ 101,395, to be carried out based on the shareholder remuneration policy, equivalent to 60% of the difference between operating cash flow (R$203,126) and acquisitions of property, plant and equipment and intangible assets (R$34,134).

In 2020, the compensation proposal submitted by Management, and approved by the General Shareholders’ Meeting in 2021, was R$ 10,272 (R$ 0.787446 per preferred share and R$ 0.787446 per common share), including the mandatory dividend equivalent to the priority of preferred shareholders in the amount of R$4,411, whose prevailing criterion was 5% of the share of capital represented by this type of shares, and additional dividends of R$5,861 to common shareholders, arising from the remaining portion of the net income of the year and the profit retention reserve.

34.5          Advances and dividends payable

Advances of dividends

In 2021, the Board of Directors approved the payment of advance payments to shareholders in the amount of R$63,400 which, monetarily restated by the Selic rate variation from the date of payment to December 31, 2021, total R$64,075. Additionally, the proposed shareholder remuneration for the year 2021 includes a supplementary payment of R$37,320, equivalent to R$2.8610762 per preferred and common share, as follows:

	Shareholders’ remuneration
	Date of shareholder position	Date of payment	Value per share Common and Preferred (R$)	Amount
Dividends	08.16.2021	08.25.2021	1.6099110	21,000
Interest on capital	12.01.2021	12.15.2021	1.0553610	13,766
Dividends	12.01.2021	12.15.2021	2.1951260	28,634
Total of advances of dividends and interest on capital			4.8603980	63,400
Monetary restatement of the advances – Selic	−	−	0.0517278	675
Total of advances of dividends and interest on capital restated by Selic			4.9121258	64,075
Complementary dividends	04.13.2022	05.16.2022	2.8610762	37,320
Total of proposal dividends			7.7732020	101,395

The anticipation of interest on capital for the year 2021 resulted in an income tax and social contribution tax credit of R$4,680. This interest was subject to withholding income tax of 15%, except for immune and exempt shareholders, as established in Law No. 9,249/95.

Dividends payable

As of December 31, 2021, there are no dividends payable to the parent company's shareholders, considering that the prepayments of approved dividends were paid within the year.

Complementary dividends of R$ 37,320, equivalent to R$ 2.8610762 per outstanding preferred and common share, are highlighted in a shareholders' equity account as of December 31, 2021 until the shareholder remuneration proposal is approved at the General Shareholders’ Meeting on 13 April 2022, when they will be recognized as a liability, with payment scheduled for May 16, 2022.

106

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

34.6 Earnings per share

	Consolidated and Parent Company
	2021	2020
Basic and diluted denominator – Net income (loss) attributable to shareholders of Petrobras attributable equally between share classes
Net income (loss) of the year
Common	60,858	4,055
Preferred	45,810	3,053
	106,668	7,108
Basic and diluted denominator - Weighted average number of outstanding shares (number of shares)
Common
Preferred	7,442,231,382	7,442,231,382
	5,601,969,879	5,601,969,879
	13,044,201,261	13,044,201,261
Basic and diluted earnings (loss) per share (R$ per share)
Common	8.18	0.54
Preferred	8.18	0.54

Basic earnings per share are calculated by dividing the income or (loss) for the year attributed to the company's shareholders by the weighted average number of shares outstanding.

Diluted earnings per share are calculated by adjusting income or (loss) and the weighted average number of shares taking into account the conversion of all potential shares with a dilution effect (equity instruments or contracts capable of resulting in the issue of shares).

The earnings obtained, basic and diluted, present the same amount per share because Petrobras does not have potential shares.

35	Fair value of financial assets and liabilities
	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	3,630	−	−	3,630
Foreign currency derivatives	−	128	−	128
Balance at December 31, 2021	3,630	128	−	3,758
Balance at December 31, 2020	3,388	591	−	3,979

Liabilities
Foreign currency derivatives	−	(1,511)	−	(1,511)
Commodity derivatives	(6)	(2)	−	(8)
Interest rate derivatives	−	(6)	−	(6)
Balance at December 31, 2021	(6)	(1,519)	−	(1,525)
Balance at December 31, 2020	(51)	(1,402)	−	(1,453)

The estimated fair value for the company's financing, calculated at current market rates, is presented in note 32.

In accounts receivable, certain receivables are classified in the fair value category through profit or loss, according to note 13.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their book values.

107

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
36	Risk management

Petrobras is exposed to a series of risks arising from its operations, such as the risk related to the prices of oil and oil products, exchange and interest rates, credit and liquidity risk. Corporate risk management is part of the company's commitment to act ethically and in compliance with the legal and regulatory requirements established in the countries where it operates.

For the management of market / financial risks, preferably structural actions are adopted, created as a result of an adequate management of the company's capital and indebtedness. Risks are managed considering governance and established controls, specialized units and monitoring in statutory committees under the guidance of the Executive Board and the Board of Directors. In the company, risks must be considered in all decisions and their management must be carried out in an integrated manner, taking advantage of the benefits of diversification.

36.1	Derivative financial instruments

The following tables present a summary of the positions of derivative financial instruments held by the company on December 31, 2021, recognized as other current assets and liabilities, in addition to the amounts recognized in the income statement, other comprehensive income for the year and guarantees given as collateral by nature operations:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Derivatives not designated for hedge accounting
Future contracts (*)	(1,308)	(240)	(6)	(51)
Long position/Crude oil and oil products	1,380	3,927	−	−	2022
Short position/ Crude oil and oil products	(2,688)	(4,167)	−	−	2022
SWAP (**)
Short position/ Soy oil (**)	(11)	−	(2)	−	2022
Forward contracts
Short position (Reais/dollars) (***)	15	-	1	−	2022
Long position(Pound sterlings/dollars) (***)	-	Pound Sterling 354	−	121	2021
SWAP
Foreign currency - cross currency swap (***)	Pound Sterling 583	Pound Sterling 615	127	227	2026
Foreign currency - cross currency swap (***)	Pound Sterling 442	Pound Sterling 600	(277)	(134)	2034
Swap – IPCA inflation	3,008	3,008	(6)	243	2029/2034
Foreign currency - cross currency swap (***)	US$ 729	US$ 729	(1,234)	(1,268)	2024/2029
Total recognized in the Statement of Financial Position			(1,397)	(862)
(*) Notional value in thousands of bbl.
(**) Notional value in thousands of tons (PBIO operations).
(***) Amounts in dollars and pound sterlings are presented in million.

	Gain/(Loss) Recognized in the statement of income of the year
	2021	2020
Commodity derivatives
Oil - 36.2 (a)	−	(2,847)
Other operations - 36.2 (b)	(422)	873
Recognized in other operating expenses	(422)	(1,974)
Currency derivatives
Swap Pound Sterling x Dollar - 36.3 (b)	(428)	278
NDF – Euro x Dollar - 36.3 (b)	−	(48)
NDF – Pound Sterling x Dollar - 36.3 (b)	45	116
Swap CDI x Dollar - 36.3 (b)	(9)	(1,301)
Others	2	(6)
	(390)	(961)
Interest rate derivatives
Swap - CDI X IPCA	(218)	196
	(218)	196
Cash flow hedge on exports (*)	(24,777)	(24,308)
Recognized in Finance Income (Expense)	(25,385)	(25,073)
Total	(25,807)	(27,047)
(*) According to note 36.3.

108

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Gain/(Loss) Recognized in other comprehensive income of the year
	2021	2020
Cash flow hedge on exports (*)	3,023	(75,159)

(*) According to note 36.3.
	Guarantees given as collateral
	12.31.2021	12.31.2020
Commodity derivatives	86	69
Currency derivatives	150	403
	236	472

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of December 31, 2021 is set out as follows:

		Consolidated
Financial Instruments	Risk	Probable Scenario	Reasonably possible Scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future and Swap contracts	Crude oil and oil products - price changes	−	(131)	(262)
Future and Swap contracts	Soy oil - price changes	−	(47)	(95)
NDF	Exchange rate – Depreciation of the Real compared to USD	−	(45)	(89)
		-	(223)	(446)

The probable scenario uses references external to the Company, widely used in the pricing of cargo in the oil, oil products and natural gas market, which take into account the closing price of the asset on December 31, 2021, and therefore, it is considered that there is no variation in the result of open operations in this scenario. The possible and remote scenarios reflect the potential effect on the result of outstanding transactions, considering a variation in the closing price of 25% and 50%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each product group according to the position of open operations: price drop for long positions and high for short positions.

36.2	Risk management of crude oil and oil products prices

Petrobras has a preference for exposure to the price cycle, the systematic protection of transactions for the purchase or sale of goods, whose objective is to meet its operational needs, using derivative financial instruments. However, subject to the analysis of the business environment and the prospects for carrying out the Strategic Plan, the execution of an occasional hedging strategy with derivatives may be applicable.

a)Crude oil

In March 2020, in order to preserve the Company's liquidity, Petrobras approved a protection strategy for systemic oil operations in order to protect the revenue flows arising from these transactions against uncertainties in the prices of exports of oil feedstock already loaded, but not priced, due to the high volatility of the economic context, generated both by the effects of falling oil prices and by the effects of COVID-19 pandemic on world consumption of oil and oil products.

As a result of this strategy, as of April 2020, forward (swap) and futures operations were carried out. Forward transactions (swaps) do not require an initial disbursement, while future transactions require margin deposits, depending on the contracted volume.

b)	Other commodity derivative transactions

Petrobras, using its assets, positions and proprietary and market knowledge from its operations in Brazil and abroad, seeks to capture market opportunities through the purchase and sale of oil and oil products, which can occasionally be optimized with the use of commodity derivative instruments to manage price risk in a safe and controlled manner.

109

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
36.3	Foreign exchange risk management

Petrobras' Risk Management Policy provides that the company, in principle, practices integrated risk management whose focus is not on the individual risks of operations or business units, but on the broader perspective and more consolidated view of the corporation, capturing possible benefits from business diversification.

The company jointly considers all cash flows from its operations. This applies especially to the risk of changes in the exchange rate between the real and the US dollar, for which the company evaluates in an integrated manner not only its future cash flows denominated in US dollars, but also those cash flows denominated in reais that are influenced by the US currency, such as sales of diesel and gasoline in the domestic market.

In this sense, the treatment of foreign exchange risks involves, preferably, the adoption of structural actions with the definition of conditions for the execution of operations within the scope of Petrobras' businesses.

Changes in the spot R$ /US$ exchange rate, as well as other currencies in relation to the Real, may affect net income and the balance sheet. Such consequences may arise mainly from foreign currency items, such as highly probable future transactions, monetary items and firm commitments.

In these situations, the company seeks to mitigate the effect generated by potential variations in spot exchange rates R$ /US$, mainly by raising funds from third parties in US dollars in order to reduce the net exposure between obligations and receipts in that currency, representing a form of structural protection, taking into account liquidity and cost competitiveness criteria.

The protection against the risk of exchange variation of the group of future exports in US dollars of the company in a given period occurs through the set (portfolio) of indebtedness in US dollars seeking the most efficient protection considering the changes in the positions of such sets over time.

The foreign exchange risk management strategy may involve the use of derivative financial instruments to treat the foreign exchange exposure of certain obligations of the company, especially when there are commitments in currencies for which the company does not expect to receive flows, as in the case of Pound Sterling case, for example.

In the short term, risk treatment is carried out by allocating cash investments between real, dollar or other currency.

a)Cash Flow Hedge involving the Company’s future exports

The reference values, at present value, of the hedging instruments as of December 31, 2021, in addition to the expectation of reclassification to the result of the accumulated exchange variation balance in shareholders' equity in future periods, based on a rate of R$ / US$ 5.5805, are shown below:

				Present value of hedging instrument notional value at 12.31.2021
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From jan/2022 to dec/2031	72,640	405,370

Movement of the reference value (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2020	61,502	319,608
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	40,924	224,721
Exports affecting the statement of income	(14,354)	(77,269)
Principal repayments / amortization	(15,432)	(83,366)
Foreign exchange variation	−	21,676
Amounts designated as of December 31, 2021	72,640	405,370
Nominal value of hedging instrument (finance debt and lease liability) at December 31, 2021	84,083	469,225

.

110

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

With the Strategic Plan 2022-2026, there was an increase in expected exports, mainly as a result of the increase in Brent, and consequently in highly probable exports. As a result, on December 31, 2021, there was a significant reduction in foreign exchange exposure (Dollar x Real) verified throughout 2021, ending the period with passive foreign exchange exposure, as shown in table 36.3 c - Sensitivity analysis of financial instruments subject to exchange variation.

In 2021, a foreign exchange gain of R$ 78 was recognized referring to the ineffectiveness in the exchange variation line (loss of R$ 5 in the same period in 2020).

Future exports designated as hedged in cash flow hedge relationships represent, on average, 71.57% of highly probable future exports.

The movement in exchange variation accumulated in other comprehensive income as of December 31, 2021, to be realized by future exports, is presented below:

	Exchange rate	Tax effect	Total
Balance at January 1,2020	(51,486)	17,506	(33,980)
Recognized in shareholders' equity	(99,467)	33,819	(65,648)
Reclassified to the statement of income - occurred exports	21,754	(7,395)	14,359
Reclassified to the statement of income - exports no longer expected or not occurred	2,554	(868)	1,686
Balance at December 31, 2020	(126,645)	43,062	(83,583)
Recognized in shareholders' equity	(21,754)	7,396	(14,358)
Reclassified to the statement of income - occurred exports	24,777	(8,424)	16,353
Balance at December 31, 2021	(123,622)	42,034	(81,588)

Changes in expectations of realization of export prices and volumes in future reviews of business plans may determine the need for additional reclassifications of accumulated exchange variation in shareholders' equity to the statement of income. A sensitivity analysis with an average Brent oil price lower in US$ 10/barrel than considered in the last revision of the Strategic Plan 2022-2026, would not indicate the need to reclassify the exchange variation recorded in shareholders’ equity to the statement of income.

The annual expectation of realization of the exchange variation balance accumulated in shareholders' equity as of December 31, 2021 is shown below:

	Consolidated
	2022	2023	2024	2025	2026	2027	2028 to 2031	Total
Expected realization	(28,560)	(23,318)	(18,194)	(12,909)	(11,424)	(11,731)	(17,486)	(123,622)

Accounting policy

At the beginning of the hedge relationship, the company documents the hedge relationship and the risk management objective and strategy for taking on the hedge, including the identification: of the hedge instrument, the hedged item, the nature of the risk being hedged and assessing whether the protection ratio meets the hedge effectiveness requirements.

Considering the natural protection ratio and the risk management strategy, the company designates hedge relationships between the exchange rate variations of “highly probable future exports” (protected item) and the exchange rate variations of certain US dollar obligations (instruments), so that the exchange effects of both are recognized at the same time in the income statement.

Exchange rate variations of the proportion of cash flows from liabilities and leases liabilities (non-derivative financial instruments) are designated as hedging instruments.

The individual hedge relationships are established in a one-to-one ratio, that is, the “highly probable future exports” of each month and the proportions of the cash flows of the indebtedness, used in each relationship and individual hedge, have the same nominal value in US dollars. The company considers “highly probable future exports” to be only a part of its total expected exports.

The exposure of the company's future exports to the risk of variation in the spot exchange rate R$ /US$ (active position) is offset by an equivalent reverse exposure of its debts in US dollars (passive position) to the same type of risk.

Hedge relationships can be discontinued and restarted in compliance with the risk management strategy. In this sense, such assessments are carried out monthly.

111

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In cash flow hedge accounting, the effective portion of foreign exchange gains and losses arising from hedging instruments is recognized in shareholders’ equity, in other comprehensive income and transferred to the financial result when the protected item affects the result for the period.

In the event that exports whose exchange variations were designated as a hedge relationship are no longer considered highly probable, but continue to be foreseen, the hedge relationship is revoked and the accumulated exchange variation up to the revocation date is maintained in shareholders’ equity, being reclassified to the result at the time when exports occur.

There may also be situations in which exports whose exchange rate variations have been designated in relation to hedging are no longer foreseen. In these cases, the exchange variation, referring to the proportions of the debt's cash flows that exceed total exports that are still considered foreseen, accumulated in shareholders' equity until the date of the revision in the forecast, is reclassified immediately to the result.

In addition, when a financial instrument designated as a hedge instrument expires or is liquidated, the company may replace it with another financial instrument, in order to guarantee the continuity of the hedge relationship. Similarly, when a transaction designated as a hedge object occurs, the company may designate the financial instrument that protected that transaction as a hedging instrument in a new hedge relationship.

The ineffective portion of the gains and losses arising from the protection instruments is recorded in the financial result for the period. The potential sources of ineffectiveness are due to the fact that the protected items and the protection instruments have different maturities, as well as the rate used to discount the protected items and the protection instruments at present value.

b) Information on ongoing contracts

Swap contracts – Pounds Sterling x Dollar

In 2017, Petrobras, through its indirect subsidiary Petrobras Global Trading B.V. (PGT), entered into a derivative transaction called a cross currency swap, with the objective of protecting itself from exposure in pounds sterling versus dollar, due to the issuance of bonds. The notional amount was Pound Sterling 1,300 million, with Pound Sterling 700 million maturing in December 2026 and Pound Sterling 600 million maturing in January 2034.

After the repurchase of the bonds, the current notional value of these swaps is Pound Sterling 1,025 million.

Non Deliverable Forward (NDF) Contracts - Euro x Dollar and Pound Sterling x Dollar

In 2018, Petrobras, through its indirect subsidiary Petrobras Global Trading BV (PGT), contracted derivative operations called non deliverable forward, in order to protect itself from exposure in euro and pound sterling versus dollar, due to the issuance of bonds .

The net notional values of derivatives originally contracted were reduced to 2,245 million euros and £ 164 million, respectively, adequate to a lower exposure to the euro, provided by the repurchase of bonds in that currency throughout 2019.

Throughout 2020, the net notional values of derivatives originally contracted were reduced to £ 354 million. And the company liquidated the euro position on the due date.

Swap contracts – National consumer price index (IPCA) x Brazilian interbank offering rate (CDI) and CDI x Dollar

In 2019, Petrobras contracted derivative transactions in order to protect itself from exposure arising from the 1st series of the 7th issue of debentures, with IPCA x CDI interest swap operations, maturing in September 2029 and September 2034 and CDI x Dollar cross-currency swap operations, maturing in September 2024 and September 2029.

Changes in future interest rate curves (CDI) may impact the company's results, depending on the market value of these swap contracts. The value of the shock on the curve was defined as a function of the average maturity term of the swaps, and is approximately 25% of the average term future rate. A sensitivity analysis of the future interest rate curves (CDI), by means of a parallel shock, keeping all other variables constant, would result in the impacts shown in the following table:

Sensibility analysis	Result
Constant increase of 300 basis points	(38)
Constant decrease of 300 basis points	119

112

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

c) Sensitivity analysis for foreign exchange risk on financial instruments

The scenario considered probable is referenced by an external source, Focus and Thomson Reuters, based on the exchange rate estimated for the close of the next quarter. In addition to the possible and remote scenarios that consider the appreciation of the quarterly closing exchange rate (risk) by 25% and 50%, respectively, except for the balances of assets and liabilities in foreign currency of foreign subsidiaries, when carried out in a currency equivalent to their respective functional currencies. These analyzes only cover the exchange variation and keep all other variables constant.

Financial Instruments	Exposure at 12.31.2021	Risk	Probable Scenario (*)	Reasonably possible scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
Assets	25,038	Dollar/ Real	(2)	6,260	12,519
Liabilities	(516,462)		46	(129,116)	(258,231)
Exchange rate - Cross currency swap	(3,008)		−	(752)	(1,504)
Cash flow hedge on exports	405,370		(36)	101,343	202,685
	(89,062)		8	(22,265)	(44,531)
Assets	13	Euro / Real	−	3	7
Liabilities	(102)		1	(26)	(51)
	(89)		1	(23)	(44)
Assets	6,959	Euro / Dollar	(77)	1,740	3,480
Liabilities	(13,795)		153	(3,449)	(6,898)
	(6,836)		76	(1,709)	(3,418)
Assets	13	Pound sterling/ Real	−	3	7
Liabilities	(122)		−	(31)	(61)
	(109)		−	(28)	(54)
Assets	10,654	Pound sterling / Dollar	(6)	2,664	5,327
Liabilities	(20,565)		11	(5,141)	(10,283)
Exchange rate - Cross currency swap	7,707		(4)	1,927	3,854
	(2,204)		1	(550)	(1,102)
Total	(98,300)		86	(24,575)	(49,149)

⁽*⁾ The probable scenarios were calculated considering the following risk variations: Real x Dollar - 0% devaluation of the real / Euro x Dollar - 1.1% euro devaluation / Pound x Dollar - devaluation of the pound in 0.05% / Real x Euro - appreciation of the real by 1.1% / Real x Pound - appreciation of the real by 0.1%. Source: Focus and Thomson Reuters.

36.4          Interest rate risk management

The company, preferably, does not use derivative financial instruments to manage exposure to fluctuations in interest rates, due to the fact that they do not have a material impact, except due to specific situations presented by Petrobras subsidiaries.

The interest rate risk sensitivity analysis is performed for a 12-month horizon. The values referring to the possible and remote scenarios mean the total floating interest expense if there is a variation of 25% and 50% in these interest rates, respectively, keeping all other variables constant.

The table below shows, in the probable scenario, the amount to be disbursed by Petrobras with the payment of interest referring to debts with floating interest rates on December 31, 2021.

	Consolidated
Risk	Probable Scenario(*)	Possible Scenario(∆ of 25%)	Remote Scenario (∆ of 50%)
LIBOR 1M	−	−	−
LIBOR 3M	13	15	18
LIBOR 6M	1,858	2,098	2,338
CDI	716	894	1,073
TJLP	316	395	474
IPCA	455	569	683
	3,358	3,971	4,586
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.

36.5          Liquidity risk management

The possibility of insufficient cash or other financial assets to settle obligations on the scheduled dates is managed by the company through actions such as:

• centralization of the system's cash, optimization of availabilities and reduction of the need for working capital;

113

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

• maintenance of robust cash that ensures the continuity of investments and the fulfillment of short-term obligations, even in adverse market conditions;

• lengthening the average debt maturity term, expanding funding sources, exploring the capacity of domestic and international markets (new fundraising products and in new markets);

• use of funds from the divestment program; and

• contracting of committed credit facilities (revolving credit facilities) with several financial institutions as a liquidity reserve in adverse situations.

The company regularly assesses market conditions and may carry out repurchase transactions for its securities or those of its subsidiaries in the international capital markets, by various means, including repurchase offers, securities redemptions and/or open market operations, provided they are in line with the company's liability management strategy, which aims to improve the amortization profile and the cost of debt.

36.6          Credit risk management

The credit risk management policy aims to minimize the possibility of not receiving sales made and amounts applied, deposited or guaranteed by financial institutions and counterparties, through analysis, granting and management of credits, using quantitative and qualitative parameters appropriate to each one of the market segments in which it operates.

The commercial credit portfolio is highly diversified between clients in the domestic market of the country and abroad.

Credit granted to financial institutions is used to accept guarantees, apply surplus cash and define counterparties in derivative operations, being distributed among the main international banks classified as “investment grade” by the main international risk classifiers and Brazilian banks with a minimum risk rating of brA-/A3.br/A-(bra).

36.6.1Credit quality of financial assets

a)Trade and other receivables

Most of Petrobras' clients do not have a risk rating granted by rating agencies. Thus, in order to define and monitor credit limits, the customer's type of operational activity, commercial relationship, financial history with Petrobras and its financial statements, among other aspects, are evaluated.

b)Other financial assets

The credit quality of financial assets classified as cash and cash equivalents and marketable securities is based on the risk rating granted by Standard & Poor’s, Moody's and Fitch rating agencies. Information on these financial assets, which are not past due and with no evidence of loss, is provided below:

	Consolidated
	Cash and cash equivalents		Marketable securities
	2021	2020	2021	2020
AA	6,427	10,365	−	−
A	6,388	12,279	−	−
BBB	12,879	874	−	−
BB	20,493	21,589	−	−
AAA.br	2,956	3,499	3,877	3,389
AA.br	9,146	10,184	−	226
Other classifications	121	2,066	−	36
	58,410	60,856	3,877	3,651

37	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, in accordance with the Company’s by-laws.

114

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

This policy guides Petrobras in entering into Transactions with Related Parties in order to ensure the interests of the company, in line with transparency in processes, legal requirements and the best Corporate Governance practices, without conflict of interest and in compliance with the following principles:

• Competitiveness: prices and conditions of services compatible with those practiced in the market;

• Compliance: adherence to the contractual terms and responsibilities practiced by the company;

• Transparency: adequate reporting of the agreed conditions, as well as their effects on the company's financial statements;

• Equity: establishment of mechanisms that prevent discrimination or privileges and adoption of practices that ensure the non-use of privileged information or business opportunities for the benefit of individuals or third parties;

• Commutability: proportional installments for each contractor.

Transactions that meet the materiality criteria established in the policy and entered into with the Federal Government, including its autarchies and foundations; Petros Foundation; Petrobras Health Association; companies controlled by Petrobras; Petrobras' affiliated companies; companies controlled by associates of Petrobras; and companies controlled by key management personnel or a close member of their family, are previously approved by the Statutory Audit Committee (CAE), with a monthly report of these analyzes to the Board of Directors.

In the specific case of transactions with related parties involving the Federal Government, its agencies, foundations and federal state-owned companies, the latter when classified as outside the normal course of the company's business by Petrobras' CAE, which are within the scope of approval by the Board of Directors, must be preceded by an evaluation by the CAE and the Minority Shareholders Committee and must be approved by at least 2/3 (two thirds) of the present members of the Board of Directors.

The policy also aims to ensure adequate and diligent decision-making by the company's management.

37.1	Business transactions by operation with companies of the Petrobras Group (Parent Company)
	12.31.2021			12.31.2020
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	13,451	−	13,451	14,992	−	14,992
Dividends receivable	175	−	175	1,134	−	1,134
Amounts related to construction of natural gas pipeline	−	727	727	−	564	564
Other operations	736	332	1,068	430	632	1,062
Advances to suppliers	594	1,163	1,757	12	1,275	1,287
Total	14,956	2,222	17,178	16,568	2,471	19,039
Liabilities
Lease liabilities (*)	(2,689)	(5,860)	(8,549)	(2,517)	(3,097)	(5,614)
Prepayment of exports	(87,387)	(272,855)	(360,242)	(54,871)	(302,601)	(357,472)
Accounts payable to suppliers	(8,707)	−	(8,707)	(55,931)	−	(55,931)
Purchases of crude oil, oil products and others	(4,800)	−	(4,800)	(53,526)	−	(53,526)
Affreightment of platforms	(854)	−	(854)	(624)	−	(624)
Advances from clients	(3,035)	−	(3,035)	(1,745)	−	(1,745)
Other operations	(18)	−	(18)	(36)	−	(36)
Total	(98,783)	(278,715)	(377,498)	(113,319)	(305,698)	(419,017)
(*) Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16.

115

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	2021	2020
	Jan-Dec	Jan-Dec
Profit or Loss
Revenues, mainly sales revenues	194,118	155,872
Foreign exchange and inflation indexation charges, net (**)	(28,679)	(49,959)
Financial income (expenses), net (**)	(22,878)	(29,361)
Total	142,561	76,552
(**)Includes the amounts of R$ 200 of foreign exchange variation loss and R$ 565 of financial expenses related to leasing and sub-lease operations required by IFRS 16.

37.2	Commercial transactions with companies of the Petrobras’ group (parent company)
	12.31.2021			12.31.2020	12.31.2021			12.31.2020
	Current Assets	Non-current Assets	Total Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Total Liabilities
Controlled entities and joint ventures
PIB BV	11,810	1,377	13,187	12,801	(93,947)	(272,796)	(366,743)	(410,016)
Gaspetro	1,570	−	1,570	1,218	(237)	−	(237)	(355)
Transpetro	187	100	287	869	(2,784)	(5,033)	(7,817)	(3,864)
Thermoelectric plants	21	−	21	42	(243)	(336)	(579)	(886)
Real estate investment fund	2	−	2	17	(177)	(550)	(727)	(761)
Petrobras Health Association (APS)	579	−	579	−	(561)	−	(561)	−
Other subsidiaries and joint ventures	468	745	1,213	2,363	(799)	−	(799)	(994)
	14,637	2,222	16,859	17,310	(98,748)	(278,715)	(377,463)	(416,876)
Structured entities
CDMPI	−	−	−	−	−	−	−	(428)
	−	−	−	−	−	−	−	(428)
Associates and joint ventures
Petrochemical companies	97	−	97	42	(63)	−	(63)	(46)
Petrobras Distribuidora (BR), currently Vibra Energia (*)	−	−	−	977	−	−	−	(185)
Transportation companies (**)	1	−	1	334	(1)	−	(1)	(991)
Other associates and joint ventures	222	−	222	376	29	−	29	(491)
	320	−	320	1,729	(35)	−	(35)	(1,713)
Total	14,957	2,222	17,179	19,039	(98,783)	(278,715)	(377,498)	(419,017)

(*) In July 2021, with the sale of Petrobras' entire stake in Petrobras Distribuidora (BR), currently Vibra Energia, the company ceased to be an affiliate.

(**) Due to the corporate restructuring that took place in recent years, Petrobras no longer has an equity interest in Transportadoras TAG (April 2020), NTN (December 2017) and NTS (April 2021).

37.3          Profit or loss

	2021	2020
	Jan-Dec	Jan-Dec
Controlled entities and joint ventures
PIB BV	55,400	(9,719)
Gaspetro	13,688	9,119
Transpetro	541	408
Thermoelectric plants	(91)	(88)
Real estate investment fund	(85)	(108)
Mataripe Refinery (**)	8,640	−
Other controlled entities and joint ventures	1,439	4,484
	79,532	4,096
Structured Entities
CDMPI	−	62
	−	62
Associates and joint ventures
Companies from the petrochemical sector	18,083	13,594
Petrobras Distribuidora (BR), currently Vibra Energia (*)	41,499	57,612
Transportation companies	128	115
Other associates and joint ventures	3,319	1,073
	63,029	72,394
Total	142,561	76,552

(*) Due to the corporate restructuring that took place during 2021, the results presented in the respective note refer to Petrobras Distribuidora (BR), currently Vibra Energia, from January to June 2021.

(**) Include the amounts in the Result with the company Refinaria Mataripe until November 30, 2021, the date on which it was divested.

37.4	Non standardized receivables investment fund

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by subsidiaries of the Petrobras Group. The amounts invested are recorded in accounts receivable.

Assigned and non-performed credit rights assignments are recorded as financing in current liabilities.

	Parent Company
	12.31.2021	12.31.2020
Net accounts receivables	59,651	10,121
Assignment of receivables	(58,545)	(10,580)

116

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	2021	2020
	Jan-Dec	Jan-Dec
Finance income FIDC-NP	2,074	1,802
Finance expense FIDC-NP	(1,385)	(1,846)
Net finance income (expense)	689	(44)

37.5	Guarantees

Petrobras has the procedure of granting guarantees to its equity interests for some financial operations carried out in Brazil and abroad.

The guarantees offered by Petrobras, mainly personal, unpaid, are made based on contractual clauses that support the financial transactions between the subsidiaries / controlled companies and third parties, guaranteeing assumption of compliance with the third party's obligation, in case the original debtor does not do so.

The financial operations carried out by these subsidiaries and guaranteed by Petrobras have the following balances to be settled:

	12.31.2021						12.31.2020
Maturity date	PGF (*)	PGT (**)	PNBV	PIB-BV	Others	Total	Total
2021	−	−	−	−	−	−	1,301
2022	−	−	−	140	60	200	318
2023	−	−	1,245	559	−	1,804	9,860
2024	3,863	−	−	−	−	3,863	9,873
2025	7,339	24,275	−	−	−	31,614	44,028
2026	7,441	2,503	−	−	−	9,944	12,524
2027 and thereafter	93,989	12,197	−	−	−	106,186	135,930
Total	112,632	38,975	1,245	699	60	153,611	213,834
(*) Petrobras Global Finance B.V., subsidiary of PIB BV.
(**) Petrobras Global Trading B.V., subsidiary of PIB BV.

PGT, a wholly-owned subsidiary of Petrobras, provides collateral in a financing operation that Petrobras obtained from the China Development Bank (CDB), maturing in 2026, through the collaterality of its future receivables from sales of crude oil, originating from Petrobras exports, for specific buyers (maximum 200,000 bbl/d), with the guarantee amount limited to the debt balance, which on December 31, 2021 is R$ 23,275 (US$ 4,171 million), and on 31 December 2020 of R$ 26,009 (US$ 5,005 million).

37.6	Investments in debt securities of subsidiaries

The debt securities of PGF and CDMPI in the amount of R$5,613, held by a subsidiary of PIB BV directly or through an investment fund abroad, were settled in the 2nd quarter of 2021. The balance of these securities on December 31, 2020 was R$5,368.

117

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
37.7	Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	12.31.2021	12.31.2020
	Asset	Liability	Asset	Liability
Joint ventures and associates
Petrobras Distribuidora (BR), currently Vibra Energia	−	−	1,020	205
Natural Gas Transportation Companies	−	−	383	994
State-controlled gas distributors	1,422	237	1,170	355
Petrochemical companies	144	67	88	46
Other associates and joint ventures	586	66	789	624
Subtotal	2,152	370	3,450	2,224
Brazilian government
Government bonds	8,069	−	8,483	−
Banks controlled by the Brazilian Government	46,970	7,073	39,892	19,266
Receivables from the Electricity sector	−	2	1,064	−
Petroleum and alcohol account - receivables from the Brazilian Government	2,822	−	2,503	−
Brazilian Federal Government – dividends	10	−	9	−
Others	151	303	201	238
Subtotal	58,022	7,378	52,152	19,504
Pension plans	282	338	268	339
Total	60,456	8,086	55,870	22,067
Current assets	11,777	1,760	13,841	6,366
Non-current assets	48,679	6,326	42,029	15,701

The income/expenses of significant transactions are set out in the following table:

	Consolidated
	2021	2020
Joint ventures and associates
Petrobras Distribuidora (BR), currently Vibra Energia	40,892	56,516
Gas transportation companies	(1,656)	(7,482)
State-controlled gas distributors	12,995	8,759
Petrochemical companies	19,155	14,010
Other associates and joint ventures	2,255	1,346
Subtotal	73,641	73,149
Government entities
Government bonds	342	206
Banks controlled by the Brazilian Government	(845)	(2,370)
Receivables from the Electricity sector	696	379
Petroleum and alcohol account - receivables from Brazilian Government	319	1,258
Brazilian Federal Government (Dividends)	173	(20)
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	(760)	(692)
Others	(173)	(70)
Subtotal	(248)	(1,309)
Pension plans	−	(950)
Total	73,393	70,890

Revenues, mainly sales revenues	77,222	82,673
Purchases and services	(2,665)	(10,509)
Operating income and expenses	(1,712)	(497)
Foreign exchange and inflation indexation charges, net	(320)	(497)
Finance income (expenses), net	868	(280)
Total	73,393	70,890

On December 29, 2021, Petrobras signed five new contracts with the company Braskem, replacing the previous ones, with values estimated at approximately US$ 7.5 billion, with the purpose of buying and selling polymer grade propylene and return current . The contracts are effective as of January 1, 2022, with maturities between May 2026 and December 2029.

Information on the precatories issued in favor of the company arising from the Petróleo e Álcool Account is disclosed in Note 13.1.

Liabilities with pension plans of the company's employees and managed by Fundação Petros, which include debt instruments, are presented in explanatory note 17.

118

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Petrobras on agreement with Amazonas Energia

On April 7, 2021, Petrobras signed, together with its indirect subsidiaries Breitener Tambaqui SA and Breitener Jaraqui SA, a court agreement to receive amounts litigated by them against Amazonas Energia S/A (debtor) and Centrais Elétricas Brasileiras SA – Eletrobras (jointly liable), in the amount of R$438, referring to 7 lawsuits, which will be suspended until the full settlement of the negotiated credits. The amount will be settled by the debtor in 60 installments, calculated by the constant amortization system - SAC, updated based on 124.75% of the CDI, until its full settlement.

The signing of the agreement generated a positive effect on Petrobras' consolidated result in the 2nd quarter of 2021 of R$ 331, net of tax effects. In November 2021, the company sold its entire interest in Breitener, as per explanatory note 31.

37.8	Key management personnel

Compensation of key management personnel

Petrobras' job and salary and benefits and advantages plan, as well as the specific legislation, establish the criteria for all compensation attributed by the Company to its employees and directors.

The remuneration of employees, including those occupying managerial positions, and Petrobras directors for the months of December 2021 and 2020 were as follows:

	In Reais
Compensation of employees	Dec/2021	Dec/2020
Lowest compensation	3,657.75	3,312.58
Average compensation	20,367.61	18,647.36
Highest compensation	103,690.39	97,728.93

Compensation of highest paid Petrobras officer	116,761.20	116,761.20

The total compensation of the members of the board of directors and executive board of Petrobras Parent Company is based on the guidelines established by the Secretariat for Coordination and Governance of State-Owned Companies - SEST, of the Ministry of Economy, and by the Ministry of Mines and Energy and are presented to follow:

Parent Company

	Jan-Dec/2021			Jan-Dec/2020
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	14.3	0.6	14.9	14.0	0.7	14.7
Social security and other employee-related taxes	3.6	0.1	3.7	4.8	0.1	4.9
Post-employment benefits (pension plan)	1.1	−	1.1	1.1	−	1.1
Variable compensation	14.0	−	14.0	13.0	−	13.0
Benefits due to termination of tenure	3.3	−	3.3	0.6	−	0.6
Total compensation recognized in the statement of income	36.3	0.7	37.0	33.5	0.8	34.3
Total compensation paid (*)	32.4	0.7	33.1	24.6	0.8	25.4
Average number of members in the period (**)	9.00	10.58	19.58	9.00	10.00	19.00
Average number of paid members in the period (***)	9.00	4.50	13.50	9.00	4.42	13.42

(*) Includes the PPP for Administrators in the Executive Board. (**) Monthly average number of members.
(***) Monthly average number of paid members.

In the year of 2021, the consolidated expense with the total remuneration of directors and board members of the Petrobras System totaled R$ 79.88 (R$ 70.4 in the year of 2020).

On April 14, 2021, the Annual General Meeting set the remuneration of the managers (Executive Board and Board of Directors) at up to R$ 47.06 as the global limit of remuneration to be paid in the period between April 2021 and March 2022.

The compensation of the members of the Advisory Committees to the Board of Directors must be considered apart from the overall compensation limit set for the administrators, that is, the amounts received are not classified as compensation for the administrators.

The members of the Board of Directors who participate in the Statutory Audit Committee waive the remuneration of the Board of Directors, as established in art. 38, § 8 of Decree No. 8.945, of December 27, 2016, and they were entitled to a total remuneration of R$ 2,935 thousand in 2021 (R$ 3,463.9 thousand, considering the social charges). In 2020, the remuneration accumulated in the period was R$2,259 thousand (R$2,711 thousand, considering social charges).

119

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The Variable Remuneration Program for members of the Executive Board is subject to compliance with prerequisites and performance indicators. The variable remuneration to be paid changes according to the percentage of achievement of goals and its payment is deferred in 5 years.

On December 31, 2021, the company provisioned R$ 14 referring to the Performance Award Program – PPP 2021 for members of the Executive Board.

Exemption from damage (indemnity)

The company's bylaws establish the obligation to indemnify and keep indemnified its managers, members with statutory functions and other employees and agents who legally act by delegation of the company's managers, in order to face certain expenses due to complaints, inquiries, administrative, arbitration or judicial investigations and proceedings, in Brazil or in any other jurisdiction, which aim to impute any responsibility for regular management acts performed exclusively in the exercise of its activities since the date of its inauguration or the beginning of the contractual relationship with the company .

The first contract coverage period started on December 18, 2018 and continues until the following events occur, whichever happens last: (i) the end of the 5th (fifth) year after the date on which the Beneficiary leaves, for any reason, to exercise the mandate, function or position; (ii) the expiry of the period necessary for the final decision of any Process to which the Beneficiary is a party due to the practice of a Regular Management Act; or (iii) the expiration of the statutory period for events that may generate the indemnity obligations by the Company, including, but not limited to, the criminal statutory period, even if such term is applied by administrative authorities. The maximum exposure established by the company (global limit for all possible indemnities) until March 24 2020 is US$ 500 million.

The second period of coverage of the contract started on April 25, 2020 and continues until the same types of events occurred as the first period. The maximum exposure established by the company (global limit for all possible damages) until March 2022 is US$ 300 million.

The indemnity contracts will not cover: (i) acts that have insurance policy coverage contracted by the company, as formally recognized and implemented by the insurer (ii) there are acts outside the regular exercise of the Beneficiary's duties or powers; (iii) there is a practice of act in bad faith, fraud, serious guilt or fraud on the part of the Beneficiaries; (iv) there is a practice of self-interest or of third parties, to the detriment of the company's social interest; (v) there is an obligation to pay indemnities arising from a social action provided for in article 159 of Law 6,404/76 or to the reimbursement of losses referred to in art. 11, § 5, II of Law No. 6,385/76; (vi) other cases provided for in the indemnity agreement; (vii) other cases in which there is a clear conflict of interest with the company. It is worth noting that after a final, unappealable decision, if it is proven that the act performed by the beneficiary is not subject to compensation, the beneficiary is obliged to return the advanced amounts to the company. Furthermore, Petrobras will not have any obligation to indemnify the Beneficiaries for loss of profits, loss of business opportunity, interruption of professional activity, moral damages or indirect damages.

In relation to potential conflicts of interest, the company will hire external professionals, with an unblemished, impartial and independent reputation, and with robust experience to analyze any claim for compensation, in order to assess whether or not the act will be covered. In addition, the beneficiary of coverage is prevented from participating in meetings or discussions that deal with approving the payment of their own expenses.

120

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
38	Supplemental information on statement of cash flows
	Consolidated		Parent Company
	2021	2020	2021	2020
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	4,915	3,735	4,878	3,716

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	−	1,672	1,773	36,167
Lease	37,044	22,515	39,956	30,110
Provision/(reversals) for decommissioning costs	(6,046)	27,899	(6,056)	27,829
Use of deferred tax and judicial deposit for the payment of contingency	6,362	8	6,353	−
Exports prepaid	−	−	72,128	65,751
Assets received for the assumption of participation in concessions	888	−	888	−
Buzios agreement – receivables	303	−	303	−
39	Subsequent events

Sale of Potiguar group of fields and related assets

On January 31, 2022, Petrobras signed with the company 3R Potiguar SA, a wholly-owned subsidiary of 3R Petroleum Óleo e Gás SA, a contract for the sale of its entire interest (100%) in a set of 22 production onshore and shallow water field concessions, together with its associated infrastructure, located in the Potiguar Basin, in the state of Rio Grande do Norte, jointly called the Potiguar group of fields.

This sale amounts to US$ 1.38 billion, of which (a) US$ 110 was million received on the transaction signing; (b) US$ 1.04 billion to be received at the closing of the transaction and (c) US$ 235 million to be paid in 4 annual installments of US$ 58.75 million, starting in March 2024. The amounts do not consider the adjustments due until the closing of the transaction, which is subject to the fulfillment of conditions precedent, such as approval by the ANP.

Sale of Alagoas group of fields and related assets

On February 4, 2022, Petrobras finalized the sale of Alagoas Pole to the company Origin Energia SA (formerly Petro+), with the sale of its entire interest (100%) in seven concessions, six on land (Anambé, Arapaçu, Cidade of São Miguel dos Campos, Furado, Pilar and São Miguel dos Campos) and the concession of the Paru field located in shallow water, with a water depth of 24 meters.

This sale amounts to US$ 300 million, with US$ 60 million received on the transaction signing and US$ 240 million at the transaction closing.

RMNR - Minimum Remuneration by Level and Work Regime

In February 2022, the judgment of the grievances filed by the plaintiff and several amicus curiae was started. The judgment is currently underway in the First Panel of the Federal Supreme Court, with 3 votes in favor of the company, confirming that the prevailing understanding is in the sense of recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the unions. Considering that the last minister to speak up requested a view, the trial was suspended pending the presentation of the vote by Vistor Minister.

Additional information on the subject is presented in Note 18.

Partial prepayment to Petros

On February 22, 2022, Petrobras' Board of Directors approved the partial early settlement of the Pre-70 Financial Commitment Term (TCF Pre-70) and the Financial Commitment Term, Pension Difference (TCF Pension Difference), entered into with the Petrobras Social Security Foundation (Petros), in the amount of R$ 6,882, scheduled to take place on February 25, 2022.

It should be noted that the TCF Pre-70 and the TCF Pension Difference are commitments already recorded in the financial statements, comprising the record of the actuarial liability amount (explanatory note 17).

Sale of assets in the Capixaba North Pole

On February 22, 2022, Petrobras approved the sale of its entire interest (100%) in a set of 4 concessions of onshore production fields, with integrated facilities, located in the state of Espírito Santo - ES, jointly known as Polo Norte Capixaba, for the company Seacrest Petróleo SPE Norte Capixaba Ltda., a wholly-owned subsidiary of Seacrest Exploração e Produção de Petróleo Ltda.

The total value of the sale is up to US$544 million, of which (a) US$35.85 million is paid on the execution date of the agreement; (b) US$442.15 million at the closing of the transaction and (c) up to US$66 million in contingent payments provided for in contracts, depending on future Brent quotations. The amounts do not consider the adjustments due until the closing of the transaction, which is subject to the fulfillment of certain conditions precedent, such as approval by the ANP.

121

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Supplementary information on Oil and Gas Exploration and Production (unaudited)

This additional information on the company's oil and gas exploration and production activities has been prepared in accordance with FASB Coding Topic 932. Items (a) to (c) contain information on historical costs, referring to costs incurred in exploration, acquisition and development of areas, capitalized costs and results of operations. Items (d) and (e) contain information on the volume of estimated net proven reserves, the standardized measurement of discounted future net cash flows relating to proven reserves and changes in estimated discounted future net cash flows.

The company, as of December 31, 2021, maintains E&P activities mainly in Brazil, in addition to activities in Argentina, Colombia and Bolivia, in South America. The information presented regarding equity investees refers to the operations of the MP joint venture Gulf of Mexico, LLC (MPGoM), in which Murphy Exploration & Production Company (Murphy) has an 80% interest and Petrobras America Inc. (PAI) has a 20% interest, in the United States of America, North America. The company discloses its reserves in Brazil, the United States of America and Argentina. Reserves in Bolivia are not disclosed, as the Constitution of this country does not allow such disclosure. In Colombia, our activities are exploratory and, therefore, there are no associated reserves.

a) Capitalized costs relating to oil and gas producing activities

The company applies the method of successful efforts in accounting for expenses with exploration and development of oil and natural gas, according to note 26. Additionally, the accounting practices adopted for the recognition, measurement and disclosure of property, plant and equipment and intangible assets are described in the notes 23 and 24.

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligations:

	Consolidated						Equity Method Investees
	Brazil	Abroad				Total
		South America	North America	Others	Total
December 31, 2021
Unproved oil and gas reserves	24,862	641	−	−	641	25,503	5
Proved oil and gas reserves	449,359	962	−	−	962	450,321	−
Support Equipment	379,407	4,338	−	−	4,338	383,745	−
Gross Capitalized costs	853,629	5,941	−	−	5,941	859,570	5
Depreciation, depletion and amortization	(288,070)	(4,090)	−	−	(4,090)	(292,160)	(2)
Net capitalized costs	565,559	1,851	−	−	1,851	567,410	3
December 31, 2020
Unproved oil and gas reserves	90,623	582	−	−	582	91,204	4,118
Proved oil and gas reserves	321,450	726	−	−	726	322,176	−
Support Equipment	380,392	3,956	−	4	3,960	384,352	−
Gross Capitalized costs	792,464	5,264	−	4	5,268	(218,233)	4,118
Depreciation, depletion and amortization	(223,501)	(3,571)	−	(4)	(3,575)	(227,076)	(1,644)
Net capitalized costs	568,963	1,693	−	−	1,693	570,656	2,474
December 31, 2019
Unproved oil and gas reserves	92,958	473	−	−	473	93,431	−
Proved oil and gas reserves	326,739	545	−	−	545	327,284	16,938
Support Equipment	355,865	2,770	−	3	2,773	358,638	−
Gross Capitalized costs	775,562	3,788	−	3	3,791	779,353	16,938
Depreciation, depletion and amortization	(206,905)	(2,341)	−	(3)	(2,344)	(209,249)	(6,810)
Net capitalized costs	568,657	1,447	−	−	1,447	570,104	10,128

122

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

b) Costs incurred in acquisition, exploration and development of oil and gas fields

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated						Equity Method Investees
	Brazil	Abroad				Total
		South America	North America	Others	Total
December 31, 2021
Acquisition costs:
Proved	−	−	−	−	−	−	−
Unproved (*)	−	−	−	−	−	−	−
Exploration costs	4,173	29	−	−	29	4,202	1
Development costs	32,566	235	−	−	235	32,801	200
Total	36,739	264	−	−	264	37,003	201
December 31, 2020
Acquisition costs:
Proved	1,701	−	−	−	−	1,701	−
Unproved (*)	128	−	−	−	−	128	−
Exploration costs	4,135	53	−	−	53	4,188	−
Development costs	28,627	13	−	−	13	28,640	293
Total	34,591	66	−	−	66	34,657	293
December 31, 2019
Acquisition costs:
Proved	−	−	−	−	−	−	−
Unproved	68,612	−	−	−	−	68,612	−
Exploration costs	4,259	43	−	−	43	4,302	10
Development costs	27,079	25	−	−	25	27,104	590
Total	99,950	68	−	−	68	100,018	600
(*) Mainly acquisition of oil exploration rights - Transfer of Rights, according to note 24.1.

c)Results of operations for oil and gas producing activities

The results of the company's operations related to oil and natural gas production activities for the years ended December 31, 2021, 2020 and 2019 are presented in the table below. The company transfers substantially all of its domestic production of crude oil and natural gas to its RTM segment in Brazil. The transfer prices calculated using the methodology adopted by the company may not be indicative of the price that the company could obtain for the product if it were sold in an unregulated spot market. In addition, prices calculated using this methodology may also not be indicative of future prices to be realized by the company. The prices adopted for natural gas are those contracted with third parties.

Production costs are the lifting costs incurred to operate and maintain productive wells and the corresponding equipment and facilities, which include costs of labor, materials, supplies, fuel consumed in operations and the cost of operating units of natural gas processing.

Exploration expenses include the costs of geological and geophysical activities and projects with no economic viability. Depreciation, depletion and amortization expenses refer to assets used in exploration and development activities. In accordance with SEC Coding Topic 932 - Extraction Activities - Oil and Natural Gas, income tax is based on nominal rates, considering allowable deductions. Financial and income expenses were not included in the following results.

123

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated						Equity Method Investees
	Brazil	Abroad				Total
		South America	North America	Others	Total
December 31, 2021
Net operation revenues
Sales to third parties	5,239	706	−	−	706	5,945	1,187
Intersegment	293,983	1	−	−	1	293,984	−
	299,222	707	−	−	707	299,929	1,187
Production costs	(93,834)	(359)	−	−	(359)	(94,193)	(235)
Exploration expenses	(3,718)	(13)	−	−	(13)	(3,731)	−
Depreciation, depletion and amortization	(33,306)	(251)	−	−	(251)	(33,557)	(204)
Impairment of oil and gas properties	16,375	−	−	−	−	16,375	−
Other operating expenses	5,171	52	−	(409)	(357)	4,814	(94)
Results before income tax expenses	189,910	136	−	(409)	(273)	189,637	654
Income tax expenses	(64,570)	(46)	−	139	93	(64,477)	−
Results of operations (excluding corporate overhead and interest costs)	125,340	90	−	(270)	(180)	125,160	654
December 31, 2020
Net operation revenues
Sales to third parties	3,936	556	−	−	556	4,492	148
Intersegment	169,592	1	−	−	1	169,593	−
	173,528	557	−	−	557	174,085	148
Production costs	(47,716)	(298)	−	−	(298)	(48,014)	(54)
Exploration expenses	(4,134)	(36)	−	−	(36)	(4,170)	−
Depreciation, depletion and amortization	(43,783)	(260)	−	−	(260)	(44,043)	(57)
Impairment of oil and gas properties	(34,448)	−	−	−	−	(34,448)	−
Other operating expenses	(5,500)	(10)	66	(159)	(103)	(5,603)	(158)
Results before income tax expenses	37,947	(47)	66	(159)	(140)	37,807	(121)
Income tax expenses	(12,901)	15	(22)	54	47	(12,854)	41
Results of operations (excluding corporate overhead and interest costs)	25,046	(32)	44	(105)	(93)	24,953	(80)
December 31, 2019
Net operation revenues
Sales to third parties	3,500	684	−	−	684	4,184	4,353
Intersegment	195,244	1	−	−	1	195,245	−
	198,744	685	−	−	685	199,429	4,353
Production costs	(62,121)	(274)	−	−	(274)	(62,395)	(485)
Exploration expenses	(3,174)	(23)	−	−	(23)	(3,197)	(22)
Depreciation, depletion and amortization	(45,104)	(145)	−	(50)	(195)	(45,299)	(1,140)
Impairment of oil and gas properties	(6,340)	−	−	(1,687)	(1,687)	(8,027)	−
Other operating expenses	(5,446)	(59)	174	(145)	(30)	(5,476)	(71)
Results before income tax expenses	76,559	184	174	(1,882)	(1,524)	75,035	2,635
Income tax expenses	(26,029)	(63)	(59)	640	518	(25,511)	(1,060)
Results of operations (excluding corporate overhead and interest costs)	50,530	121	115	(1,242)	(1,006)	49,524	1,575

d) Reserve information

As presented in note 4.1, proved oil and natural gas reserves are the volumes of oil and natural gas that, through analysis of geoscience and engineering data, can be estimated with reasonable certainty as being, as of a given date , economically recoverable from known reservoirs and with the economic conditions, operating techniques and existing government regulations, until the expiration of the contracts that provide for the right to operate, unless evidence provides reasonable certainty of renewal. The hydrocarbon extraction project must have started or it must be reasonably certain that the project will start within a reasonable time frame. These estimates of oil and natural gas reserves require a high level of judgment and complexity, and influence different items in the Company's Financial Statements.

The net proved reserves of oil and natural gas estimated by the company and the corresponding movements for the years 2021, 2020 and 2019 are presented in the table below. Proved reserves were estimated in accordance with the Securities and Exchange Commission's (SEC) definitions of reserves.

Proven developed oil and gas reserves are proven reserves that can be recovered: (i) through existing wells, equipment and operating methods or where the cost of necessary equipment is relatively lower compared to the cost of a new well; and (ii) through extraction equipment installed and infrastructure in operation at the time of estimating reserves, if extraction is done by means that do not include a well.

In some cases, there is a need for substantial new investments in additional wells and equipment to recover these proven reserves, which are called undeveloped proven reserves.

Reserve estimates are subject to variations due to technical uncertainties in the reservoir and changes in economic scenarios.

The following tables present a summary of the annual movements in the proven oil reserves (in millions of barrels):

124

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated companies				Equity investees
Proved developed and undeveloped reserves (*)	Crude oil in Brazil	Crude oil in South America	Synthetic oil in Brazil	Total consolidated	Crude oil in North America	Crude oil in Africa	Total
Reserves in 12.31.2018 (1)	8,169	2	5	8,175	27	60	8,261
Revisions of previous estimates	719	−	−	719	1	(7)	713
Extensions and discoveries	18	−	4	21	−	1	22
Sales of reserves	(68)	−	−	(68)	−	−	(68)
Production for the year	(754)	−	(1)	(755)	(5)	(12)	(772)
Reserves in 12.31.2019 (1)	8,083	1	8	8,092	23	42	8,156
Revisions of previous estimates	269	(1)	(7)	261	−	−	261
Extensions and discoveries	35	−	−	35	−	−	35
Sales of reserves	(61)	−	−	(61)	−	(41)	(102)
Production for the year	(792)	−	(1)	(793)	(4)	(1)	(798)
Reserves in 12.31.2020	7,534	−	−	7,534	18	−	7,552
Revisão de estimativas anteriores	1,654	2	11	1,667	1	−	1,668
Sales of reserves	(9)	−	−	(9)	−	−	(9)
Production for the year	(773)	−	(1)	(774)	(3)	−	(777)
Reserves in 12.31.2021	8,406	2	10	8,419	17	−	8,435

(1) In 2018, total proved reserves include the amount of 60 million barrels related to assets held for sale (PO&G). In 2019, total proved reserves include the amount of 42 million barrels related to assets held for sale (PO&G).

(*) Apparent differences in the sum of installments are the result of rounding.

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

	Consolidated companies				Equity method investees
Proved developed and undeveloped reserves (*)	Natural gas in Brazil	Natural gas in South America	Synthetic gas in Brazil	Total consolidated	Natural gas in North America	Natural gas in Africa	Total
Reserves in 12.31.2018 (1)	7,790	214	6	8,010	11	47	8,068
Revisions of previous estimates	1,416	(42)	−	1,373	−	11	1,384
Extensions and discoveries	15	−	8	23	−	−	23
Sales of reserves	(24)	−	−	(24)	−	−	(24)
Acquisition of reserves	−	−	−	−	−	−	−
Production for the year	(817)	(16)	(1)	(834)	(2)	(11)	(847)
Reserves in 12.31.2019 (1)	8,381	156	12	8,549	9	47	8,605
Revisions of previous estimates	(93)	(119)	(11)	(222)	−	−	(222)
Extensions and discoveries	36	−	−	36	−	−	36
Sales of reserves	(42)	−	−	(42)	−	(47)	(90)
Acquisition of reserves	−	−	−	−	−	−	−
Production for the year	(735)	(12)	(1)	(749)	(2)	−	(750)
Reserves in 12.31.2020	7,547	26	−	7,572	8	−	7,580
Revisions of previous estimates	1,615	167	19	1,802	−	−	1,802
Sales of reserves	(15)	−	−	(15)	−	−	(15)
Production for the year	(692)	(16)	(1)	(709)	(1)	−	(710)
Reserves in 12.31.2021	8,455	177	18	8,650	7	−	8,657

(1) In 2018, total proved reserves include 47 billion cubic feet of assets held for sale (Africa). In 2019, total proved reserves include 47 billion cubic feet of assets held for sale (Africa).
(*) Apparent differences in the sum of installments are the result of rounding.

The natural gas production presented in these tables is the volume extracted from our proved reserves, including gas consumed in operations and excluding reinjected gas. Our disclosed proved gas reserves include volumes of gas consumed, which represent 36% of our total proved natural gas reserves in 2021.

The tables below summarize information on changes in proven oil and gas reserves, in millions of barrels of oil equivalent, of our consolidated and equity-invested entities for 2021, 2020 and 2019:

125

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated Companies				Equity Method Investees
Proved developed and undeveloped reserves (*)	Equivalent oil in Brazil	Equivalent oil in South America	Equivalent synthetic oil in Brasil	Total consolidated	Equivalent oil in North America	Equivalent oil in Africa	Total
Reserves in 12.31.2018 (1)	9,467	37	6	9,510	28	68	9,606
Revisions of previous estimates	955	(7)	−	948	1	(5)	944
Extensions and discoveries	20	−	5	25	−	1	26
Improved recovery	−	−	−	−	−	−	−
Sale of reserves	(72)	−	−	(72)	−	−	(72)
Acquisition of reserves	−	−	−	−	−	−	−
Production of the year	(890)	(3)	(1)	(894)	(5)	(14)	(913)
Reserves in 12.31.2019 (1)	9,480	27	10	9,517	24	49	9,590
Revisions of previous estimates	253	(21)	(9)	224	−	−	224
Extensions and discoveries	41	−	−	41	−	−	41
Improved recovery	−	−	−	−	−	−	−
Sale of reserves	(68)	−	−	(68)	−	(49)	(117)
Acquisition of reserves	−	−	−	−	−	−	−
Production of the year	(914)	(2)	(1)	(918)	(5)	−	(923)
Reserves in 12.31.2020	8,792	5	−	8,796	19	−	8,816
Extensions and discoveries	−	−	−	−	1	−	1
Revisions of previous estimates	1,923	30	14	1,967	2	−	1,969
Sale of reserves	(11)	−	−	(11)	−	−	(11)
Production of the year	(888)	(3)	(1)	(892)	(3)	−	(896)
Reserves in 12.31.2021	9,816	31	13	9,860	18	−	9,878

(1) In 2018, total proved reserves include the amount of 68 million barrels of oil equivalent related to assets held for sale (Africa). In 2019, total proved reserves include the amount of 49 million barrels of oil equivalent related to assets held for sale (Africa).
(*) Apparent differences in the sum of installments are the result of rounding.

In 2021, we incorporated 1,969 million boe of proved reserves through revisions to previous estimates, comprising:

(i) addition of 1,376 million boe, mainly due to the progress in the development of the Búzios field, resulting from the acquisition of the surplus from the Assignment of Rights and the signing of the co-participation agreement, and investments in new projects to increase the recovery in other fields in the Santos and Campos Basins;

(ii) addition of 429 million boe due to economic revisions, mainly due to the price increase; and

(iii) addition of 164 million boe due to technical revisions, mainly due to the good performance of the pre-salt reservoirs in the Santos Basin.

These additions were reduced by 11 million boe due to sales of proved reserves.

The company's total proved reserves in 2021 resulted in 9,878 million boe, considering the incorporations, revisions and sales described above and discounting the production of 896 million boe. This production refers to volumes that were included in our reserves and, therefore, does not consider natural gas liquids, as the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. Production also does not consider injected gas volumes, the production of long-term tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the disclosure of reserves.

In 2020, we incorporated 223.7 million boe of proved reserves through revisions to previous estimates, comprising:

(i) addition of 637.1 million boe due to technical revisions, mainly associated with the good performance and the longer production history of pre-salt reservoirs in the Santos Basin;

(ii) addition of 253.9 million boe due to the approval of new projects, mainly in the Santos and Campos Basins; and

(iii) decrease of 667.2 million boe due to economic revisions, mainly due to the price reduction.

We also added 40.8 million boe to our proved reserves due to discoveries and extensions in the Santos Basin pre-salt, and reduced 116.8 million boe due to sales of proved reserves.

126

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

The company's total proved reserve in 2020 resulted in 8,815.7 million boe, considering the incorporations, revisions and sales described above and discounting the production of 922.5 million boe in 2020. This production refers to volumes that were included in our reserves and, therefore, does not consider natural gas liquids, as the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. Production also does not consider injected gas volumes, the production of long-term tests (TLD's) in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the disclosure of reserves.

In 2019, we incorporated 943.7 million boe of proved reserves through revisions to previous estimates, comprising:

(i) addition of 529.1 million boe due to technical revisions, mainly associated with good performance and the longer production history of pre-salt reservoirs in the Santos Basin;

(ii) addition of 266.8 million boe related to contractual revisions, including the reallocation of volumes due to the revision of the Assignment of Rights contract, and the extension of concession contracts in Brazil;

(iii) addition of 242.6 million boe due to the approval of new projects in the Santos, Campos and Espírito Santo Basins; and

(iv) reduction of 94.8 million boe due to economic revisions, mainly due to the price reduction.

We also incorporated 25.6 million boe into our proved reserves due to discoveries and extensions, mainly in the pre-salt of the Santos Basin, and reduced 72.3 million boe from our proved reserves due to sales of proved reserves.

Considering the production of 912.8 million boe in 2019 and the variations above, the company's total proved reserve resulted in 9,590.4 million boe in 2019. Production refers to volumes that were included in our reserves and, therefore, does not consider natural gas liquids, as the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. Production also does not consider injected gas volumes, the production of long-term tests (TLD's) in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the disclosure of reserves.

The following tables present the volumes of proved developed and undeveloped reserves, net, that is, reflecting Petrobras' share:

	2019
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Total crude oil and gas
	(mmbbl)		(bncf)		(mmboe)
Developed proven reserves, net (*):
Consolidated companies
Brazil	4,999	8	5,716	12	5,961
South America, except Brazil (2)	1	−	67	−	12
Total consolidated companies	5,000	8	5,783	12	5,973

Equity Method Investees
North America (2)	18	−	7	−	19
África	37	−	45	−	45
Total Equity Method Investees	55	−	52	−	64
Total Consolidated and Equity Method Investees (1)	5,055	8	5,834	12	6,037

Undeveloped proven reserves, net (*):
Consolidated companies
Brazil	3,084	−	2,665	−	3,528
South America, except Brazil (2)	−	−	89	−	15
Total consolidated companies	3,084	−	2,754	−	3,543

Equity Method Investees
North America (2)	4	−	2	−	5
África	4	−	2	−	5
Total Equity Method Investees	9	−	5	−	10
Total Consolidated and Equity Method Investees (1)	3,093	−	2,759	−	3,553
Total proved reserves (developed and undeveloped)	8,148	8	8,593	12	9,590
(1) Includes amounts related to assets held for sale (37 million barrels of oil and 45 billion cubic feet of natural gas in proved developed reserves and 4 million barrels of oil and 2 billion cubic feet of natural gas in proved reserves undeveloped) in Africa (PO&G).
(2) Oil reserves in South America include volumes of natural gas liquid, representing 20% in developed reserves and 53% in undeveloped reserves. The North American oil reserves include natural gas liquid volumes, representing 4% in developed reserves and 5% in undeveloped reserves.
(*) Apparent differences in sums are due to rounding.

127

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	2020
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Total crude oil and gas
	(mmbbl)		(bncf)		(mmboe)
Developed proven reserves, net (*):
Consolidated companies
Brazil	4,858	−	5,714	−	5,810
South America, except Brazil (1)	−	−	26	−	5
Total consolidated companies	4,858	−	5,740	−	5,814

Equity Method Investees
North America (1)	17	−	7	−	18
Total Equity Method Investees	17	−	7	−	18
Total Consolidated and Equity Method Investees	4,875	−	5,747	−	5,833

Undeveloped proven reserves, net (*):
Consolidated companies
Brazil	2,676	−	1,833	−	2,982
South America, except Brazil (1)	−	−	−	−	−
Total consolidated companies	2,676	−	1,833	−	2,982

Equity Method Investees
North America (1)	1	−	1	−	1
Total Equity Method Investees	1	−	1	−	1
Total Consolidated and Equity Method Investees	2,678	−	1,833	−	2,983
Total proved reserves (developed and undeveloped)	7,552	−	7,580	−	8,816
(1) Oil reserves in South America include volumes of natural gas liquid, representing 21% of developed reserves. The North American oil reserves include natural gas liquid volumes, representing 6% in developed reserves and 5% in undeveloped reserves.
(*) Apparent differences in sums are due to rounding.

	2021
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Total crude oil and gas
	(mmbbl)		(bncf)		(mmboe)
Developed proven reserves, net (*):
Consolidated companies
Brazil	4,711	10	5,591	18	5,656
South America, except Brazil (1)	1	−	79	−	14
Total consolidated companies	4,712	10	5,669	18	5,670

Equity Method Investees
North America (1)	15	−	6	−	16
Total Equity Method Investees	15		6		16
Total Consolidated and Equity Method Investees	4,727	10	5,675	18	5,686
Undeveloped proven reserves, net (*):
Consolidated companies
Brazil	3,695	−	2,865	−	4,173
South America, except Brazil (1)	1	−	98	−	17
Total consolidated companies	3,696		2,963	−	4,190

Equity Method Investees
North America (1)	2	−	1	−	2
Total Equity Method Investees	2		1	−	2
Total Consolidated and Equity Method Investees	3,698		2,964	−	4,192
Total proved reserves (developed and undeveloped)	8,425	10	8,639	18	9,878

(1) Oil reserves in South America include volumes of natural gas liquid, representing 24% in developed reserves and 24% in undeveloped reserves. The North American oil reserves include natural gas liquid volumes, representing 2% in developed reserves and 3% in undeveloped reserves.
(*) Apparent differences in sums are due to rounding.
128

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

e) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measurement of discounted future net cash flows, referring to the previously mentioned proved reserves of oil and natural gas, is made in accordance with SEC Coding Topic 932 – Extraction Activities – Oil and Natural Gas.

Estimates of future cash inflows from production are calculated by applying the average price during the 12-month period prior to the closing date, determined as an unweighted arithmetic average of the first price of each month within that period, unless are defined by contractual agreements, excluding indexers based on future conditions. Changes in future prices are limited to the changes foreseen in contracts existing at the end of each year. Future development and production costs correspond to the estimated future expenditures necessary to develop and extract the estimated proved reserves at the end of the year based on cost indications at the end of the year, assuming the continuity of economic conditions at the end of the year. The estimate of future income tax is calculated using the official rates in effect at the end of the year. In Brazil, together with income tax, future social contributions are included. Amounts presented as future income tax expenses include allowable deductions, to which official tax rates apply. Net discounted future cash flows are calculated using 10% discount factors applied mid-year. This discounted future cash flow requires estimates of when future expenditures will be incurred and when reserves will be extracted, year by year.

The assessment determined by SEC Coding Topic 932 requires the adoption of assumptions regarding the timing of occurrence and the amount of future development and production costs. The calculations are made on December 31 of each year and should not be used as an indication of Petrobras' future cash flows or the value of its oil and natural gas reserves.

Information regarding the standardized measurement of discounted future net cash flows is originally presented in US dollars on Form 20-F of the SEC and has been translated into Brazilian reais for presentation in these financial statements. Thus, in order to maintain consistency with the criteria used to measure the estimates of future cash inflows, as described above, the exchange rate used for conversion in each of the periods derives from the average quotation of the US dollar during the period of 12 months prior to the closing date, determined as an unweighted arithmetic average of the quote on the first day of each month within that period. Exchange variations resulting from this translation are shown as cumulative translation adjustment in the flow movement tables, as follows.

129

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Discounted net future cash flows:

	Consolidated
	Brazil		Total	Equity Method Investees (2)
		South America
December 31, 2021
Future cash inflows	3,291,524	3,154	3,294,678	6,061
Future production costs	(1,418,582)	(1,401)	(1,419,983)	(1,765)
Future development costs	(236,435)	(573)	(237,008)	(148)
Future income tax expenses	(561,549)	(326)	(561,875)	−
Undiscounted future net cash flows	1,074,958	854	1,075,812	4,148
10 percent midyear annual discount for timing of estimated cash flows (1)	(458,566)	(376)	(458,942)	(1,626)
Standardized measure of discounted future net cash flows	616,392	478	616,870	2,523

December 31, 2020
Future cash inflows	1,710,895	353	1,711,248	3,426
Future production costs	(937,130)	(261)	(937,391)	(2,385)
Future development costs	(160,363)	(84)	(160,447)	(248)
Future income tax expenses	(240,591)	−	(240,591)	(406)
Undiscounted future net cash flows	372,811	8	372,819	387
10 percent midyear annual discount for timing of estimated cash flows (1)	(136,761)	(1)	(136,762)	(6)
Standardized measure of discounted future net cash flows	236,050	8	236,058	380

December 31, 2019
Future cash inflows	2,108,808	2,395	2,111,203	15,919
Future production costs	(1,072,063)	(1,121)	(1,073,184)	(5,309)
Future development costs	(135,183)	(554)	(135,737)	(2,026)
Future income tax expenses	(338,536)	(124)	(338,660)	(1,722)
Undiscounted future net cash flows	563,026	596	563,622	6,862
10 percent midyear annual discount for timing of estimated cash flows (1)	(216,190)	(325)	(216,515)	(1,305)
Standardized measure of discounted future net cash flows	346,836	271	347,107	5,556
(1) Semiannual capitalization
(2) Includes the amount of R$ 4,119 related to PO&G assets classified as held for sale in 2019.
Apparent differences in the sum of the numbers are due to rounding off.

Changes in discounted net future cash flows:

130

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	Brazil		Total	Equity Method Investees (2)
		South America
Balance at January 1, 2021	236,050	8	236,058	380
Sales and transfers of oil and gas, net of production cost	(205,417)	(231)	(205,648)	(949)
Development cost incurred	32,566	235	32,800	200
Net change due to purchases and sales of minerals in place	(1,323)	−	(1,323)	−
Net change due to extensions, discoveries and improved recovery, less related costs	−	−	−	54
Revisions of previous quantity estimates	221,312	1,098	222,410	159
Net change in prices, transfer prices and in production costs	581,419	311	581,730	2,153
Changes in estimated future development costs	(106,868)	(639)	(107,507)	18
Accretion of discount	23,605	1	23,606	266
Net change in income taxes	(177,694)	(255)	(177,949)	258
Other – unspecified		(50)	(50)	(35)
Cumulative translation adjustments	12,742	−	12,742	18
Balance at December 31, 2021	616.392	478	616.870	2.523
Balance at January 1, 2020	346,836	271	347,107	5,556
Sales and transfers of oil and gas, net of production cost	(125,812)	(72)	(125,884)	(483)
Development cost incurred	28,627	13	28,640	293
Net change due to purchases and sales of minerals in place	(4,346)	−	(4,346)	(5,373)
Net change due to extensions, discoveries and improved recovery, less related costs	2,614	−	2,614	−
Revisions of previous quantity estimates	16,225	(181)	16,044	(51)
Net change in prices, transfer prices and in production costs	(280,348)	(743)	(281,091)	(1,927)
Changes in estimated future development costs	(24,211)	500	(23,711)	345
Accretion of discount	34,684	48	34,731	59
Net change in income taxes	127,263	124	127,387	262
Other – unspecified	−	(36)	(36)	8
Cumulative translation adjustments	114,518	83	114,601	1,691
Balance at December 31, 2020	236,050	8	236,058	380
Balance at January 1, 2019	404,057	671	404,728	8,478
Sales and transfers of oil and gas, net of production cost	(136,564)	(256)	(136,822)	(3,117)
Development cost incurred	27,079	25	27,104	590
Net change due to purchases and sales of minerals in place	(5,460)	−	(5,460)	−
Net change due to extensions, discoveries and improved recovery, less related costs	1,515	−	1,515	−
Revisions of previous quantity estimates	72,093	(173)	71,920	32
Net change in prices, transfer prices and in production costs	(134,269)	(572)	(134,840)	(1,988)
Changes in estimated future development costs	(20,956)	234	(20,722)	(383)
Accretion of discount	40,406	98	40,504	959
Net change in income taxes	61,851	161	62,012	1,430
Other – unspecified	−	27	27	(979)
Cumulative translation adjustments	37,084	55	37,140	533
Balance at December 31, 2019	346,836	271	347,107	5,556

(1) Includes the amount of R$6,090 million referring to PO&G assets classified as held for sale on January 1, 2019. Includes the amount of R$4,119 million referring to PO&G assets classified as held for sale on December 31, 2019..
Apparent differences in the sum of the numbers are due to rounding off.

131

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Social Balance (unaudited)

	Consolidated
1- Calculation basis	2021			2020
Consolidated sales revenues (SR)			452,668			272,069
Consolidated net income (loss) before profit sharing and taxes (OI)			151,575			37
Consolidated gross payroll (GP) (i)			32,972			34,129

		% of			% of
2 - Internal Social Indicators	Amount	GP	SR	Amount	GP	SR
Meal and food	1,263	3.83	0.28	990	2.90	0.36
Compulsory payroll charges	4,524	13.72	1.00	5,018	14.70	1.84
Pension	11,164	33.86	2.47	4,800	14.06	1.76
Health Care	2,009	6.09	0.44	2,233	6.54	0.82
Health and Safety	163	0.49	0.04	139	0.41	0.05
Education	271	0.82	0.06	315	0.92	0.12
Culture	8	0.02	−	8	0.02	−
Professional training and development	44	0.13	0.01	31	0.09	0.01
Day-care assistance	21	0.06	−	31	0.09	0.01
Profit sharing and Variable compensation program	3,227	9.79	0.71	2,271	6.65	0.83
Benefits provided to full-time employees that are not offered to temporary or part-time employees (I)	128	0.39	0.03	−	−	−
Others	3	0.01	−	206	0.60	0.08
Total - Internal social indicators	22,825	69.23	5.04	16,042	47.00	5.90

		% of			% of
3 - External Social Indicators	Amount	OI	SR	Amount	OI	SR
Social and environmental	88	0.06	0.02	89	240.54	0.03
Culture (II)	37	0.02	0.01	18	48.65	0.01
Sport (II)	1	−	−	5	13.51	−
Business, Technology and Innovation (II)	12	0.01	−	8	21.62	−
Donations (III)	101	0.07	0.02	26	70.27	0.01
Total contributions for the community	239	0.16	0.05	146	394.59	0.05
Taxes (excluding payroll charges)	161,648	106.65	35.71	91,821	248,164.15	33.75
Total - External social indicators	161,887	106.80	35.76	91,967	248,558.74	33.80

		% of			% of
4 - Environmental Indicators	Amount	OI	SR	Amount	OI	SR
Investments related to the Company’s production/operation	3,820	2.52	0.84	2,620	7,081.08	0.96
With respect to establishing “annual goals” for minimizing wastage, input general consumption in production/operation and for increasing efficiency in the use of natural resources, the Company (IV):	( ) does not have goals ( ) attains from 51% to 75% ( ) attains from 0 to 50% (x) attains from 76 to 100%			( ) does not have goals ( ) attains from 51% to 75% ( ) attains from 0 to 50% (x) attains from 76 to 100%

	2021	2020
Intensity of GHG Emissions in E&P (IGEE) - kgCO2e/boe (V)	15.7	15.9
Intensity of GHG Emissions in Refining (IGEE) - kgCO2e/CWT (V)	39.7	40.2
Leaked Volume of Oil and Oil Products - m3 (IV)(VI)	11.6	216.5
132

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
5 - Indicators for the staff	2021			2020
Nº of employees at the end of the period			45,532			49,050
Nº of hired people during the period			248			206
Nº of contracted employees (outsourcing) (VII)			99,126			92,766
Nº of student trainees			161			149
Nº of employees older than 45			16,787			18,437
Nº of women that work in the Company (VIII)			7,692			8,161
% of leadership positions held by women (VIII)			19.3%			19.1%
Nº of black people that work in the Company (IX)			13,914			14,799
% of leadership positions held by Negroes (IX)			21.3%			20.0%
Nº of handicapped workers (XI)			404			278
Ratio Between the Compensation of Women and Men (X)			0.96			0.95
Average number of training hours per year per employee (XI)			63.34			48.88
Percentage of employees who regularly receive performance and career development reviews (XII)			99.6%			99.8%
Anti-Corruption Policy Training (II)			9			14

6 - Significant information with respect to the exercise of corporate citizenship	2021			Goals 2022
Ratio between the Company’s highest and lowest compensation (XIII)			30.95			-
Total number of work accidents (XIV)			201			252
The social and environmental projects developed by the Company were defined by: (XV)	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
The health and safety standards in the work environment were defined by: (XVI)	(X) directors and managers	( ) all the employees	( ) everyone + Cipa	(X) directors and managers	( ) all the employees	( ) everyone + Cipa
With respect to union freedom, the right to collective bargaining and internal representation of the employees, the Company (XVII):	( ) is not involved	( ) follows ILO standards	(X) encourages and follows ILO	( ) will not be involved	( ) will follow ILO standards	(X) will encourage and follow ILO
The pension benefits include (XVIII):	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
Profit-sharing includes (XIX):	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and standards of social and environmental responsibility adopted by the Company (XX):	( ) are not considered	( ) are suggested	(X) are required	( ) will not be considered	( ) will be suggested	(X) will be required
With respect to the participation of employees in voluntary work programs, the Company (XXI):	( ) is not involved	( ) gives support	(X) organizes and encourages	( ) will not be involved	( ) will give support	(X) will organize and encourage
Total number of complaints and criticisms from consumers: (XXII)	in the Company 7,749	in Procon 4	in Court 4	in the Company 6,733	in Procon 0	in Court 0
% of claims and criticisms attended or resolved: (XXII)	in the Company 81%	in Procon 50%	in Court 0%	In the Company 79%	in Procon 0	in Court 0
Total value added to distribute:	In 2021:		403,106	In 2020:		185,597
Distribution of added value:	46% government 8% employees 25% shareholders 19% third parties 2% retained			47% government 12% employees 2% shareholders 38% third parties 1% retained

7 – Other information

(i) Comprises salaries, benefits, FGTS, Social Security and other employee benefits.

I. Petrobras Holding does not distinguish between the benefits offered to employees who work full-time and to employees who choose to reduce their working hours with a proportional reduction in remuneration. The amount presented here refers to the employees of the companies Transpetro, Petrobras Colombia Combustibles, Petrobras Singapore PTE LTD, Petrobras America INC. (PAI) and Petrobras Global Trading B.V. In 2020, the scope of the data presented was only Petrobras Holding.

II. The scope of this information is Petrobras Holding.

III. Donations were made in cash, valued goods and services. They were intended to combat Covid-19, distribution of vouchers for the purchase of cooking gas for families in social vulnerability and donations of basic food baskets, among others.

IV. Data from Petrobras Holding and its subsidiary Transpetro.

V. The results of emission performance in 2021 will still be verified by a third party, therefore, variations may occur, and no significant changes are expected. The indicator kg CO2/boe considers in its denominator the gross production of oil and gas (“wellhead”). The kg CO2/CWT indicator was developed by Solomon Associates specifically for refineries and was adopted by the EU Emissions Trading System (EU ETS) and by CONCAWE (association of European oil and gas refining and distribution companies). The CWT (Complexity Weighted Tonne) of a refinery considers the potential for emission of greenhouse gases (GHG), equivalent to distillation, for each process unit. Thus, it is possible to compare emissions from refineries of different sizes and complexities. IGEE-E&P covers oil and gas exploration and production activities with operational control. IGEE-Refining covers refining activities with operational control.

VI. Sum of the volumes of oil spills (or oil products) that were individually greater than 1 barrel and that reached water bodies or non-impermeable soil. The volumetric criterion (>1 barrel) is used in the corporate indicator Leaked Oil and Oil Products Volume and is in line with the ANP (National Agency for Petroleum, Natural Gas and Biofuels) Manual for reporting incidents related to E&P activities. Leaks originating from clandestine oil shunts were not accounted for.

VII. Employees of service providers that work at Petrobras facilities or in areas under the Company's responsibility.

VIII. Number corresponds to female employees, not including employees of contracted companies who work on the Company's buildings.

IX. Number corresponds to black employees, not including employees of contractors who work on the Company's buildings. The scope of this information is Petrobras Holding and gcompanies in Brazil. For cultural reasons in some countries, this information cannot be obtained and consolidated for all companies abroad.

X. Weighted average between the ratio of the remuneration of women and men in 2021 of each company and its respective workforce. In accordance with Directive 7 of our Human Resources Policy and with item 4.2.a of our Code of Ethical Conduct, Petrobras' Career and Remuneration Plan (PCR) does not make any gender distinction in the remuneration between men and women who occupy the same job or function. However, one of the factors that contribute to the difference in remuneration between men and women is the work regime, given that special work regimes pay additional and have a male predominance in the oil and gas industry. The 2020 data refer only to Petrobras Holding.

XI. The 2020 data refer only to Petrobras Holding.

XII. Weighted average between the ratio of employees with performance evaluation of each company and their respective effective.

XIII. The 2020 data refer only to Petrobras Holding and the figure of 29.5 disclosed in 2020 included the remuneration exclusively of non-statutory employees. Considering the remuneration of all audiences, the ratio would be 35.2. There are no studies in progress to set goals for the following year, since the remuneration practiced follows the guidelines issued by the Secretariat for Coordination and Governance of Federal State Companies - SEST and depends on negotiations with union representations.

XIV. The number of casualties that make up the TAR (Recordable Injury Rate per million man-hours) is the total number of casualties excluding first-aid-related injuries. The number of casualties in 2021 was a result significantly below the best industry benchmarks. The number presented for 2022 was estimated based on the Alert Limit (LA) established for the TAR indicator and the HHER (Man-Hour of Risk Exposure) projected for the year and is below the industry benchmark. For clarification purposes, the term “Alert Threshold” is used instead of “target” for safety indicators. There is no specific alert limit for “accidents”, but for “accidents”.

XV. In some subsidiaries, the decision was/will be made by the management.

XVI. In the case of Transpetro, the standards are defined by all + CIPA.

XVII. The scope of this information is Petrobras Holding. In relation to its Subsidiaries in Brazil, Petrobras recommends respect for freedom of association, the right to collective bargaining and the internal representation of workers. Shareholdings abroad follow local legislation.

XVIII. The scope of this information is Petrobras Controladora and companies in Brazil, except Gas Brasiliano Distribuidora S.A. which does not have a pension. Shareholdings abroad follow local legislation.

XIX. The scope of this information is Petrobras Holding and companies in Brazil. Shareholdings abroad follow local legislation.

XX. In some controls the standards are suggested.

XXI. The scope of this information is Petrobras Holding. Transpetro supports voluntary activities and other subsidiaries do not get involved.

XXII. Most companies do not relate to the final consumer. Regarding the manifestations in Procon and lawsuits, it is not possible to make estimates.

133

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Additional information of general public concern – Law 13,303/16 (unaudited)

In compliance with the requirements for disclosing data on activities that, in compliance with the requirements of article 3 of Petrobras' Bylaws, are related to the achievement of public interest purposes under conditions different from those of any other private sector company operating in the same market , we summarize below the commitments in force in 2021:

I – Priority Thermoelectric Program – (Programa Prioritário de Termeletricidade- PPT)

The company has a portfolio of gas commercialization contracts that contain contracts that are within the scope of the Thermoelectric Priority Program, established by Decree No. 3,371, of February 24, 2000, which aimed at the implementation of thermoelectric plants. The plants that are part of this Program, as long as they started effective commercial operation by December 31, 2004, are entitled to the supply of natural gas by Petrobras for a period of up to 20 years, counted from the beginning of commercial operation, with a price -established and readjusted for American inflation.

The supply of gas to the plants under the PPT generated, in 2021, revenues of approximately R$ 1,754 and costs of R$ 2,812 (includes gas cost and infrastructure and transportation expenses), a result supplied by the “company’s budget”. It should be noted that the costs for 2021 are influenced by higher LNG prices in the international market.

II– National Program for Rationalization of the Use of Oil and Natural Gas Products (Programa Nacional de Racionalização do Uso dos Derivados do Petróleo e do Gás Natural – CONPET)

The Program, established through the Decree of July 18, 1991, aims to promote the development of an anti-waste culture in the use of non-renewable natural resources. Petrobras also participates in the Brazilian Labeling Program (PBE), in partnership with the National Institute of Metrology, Quality and Technology (INMETRO), which aims to encourage the production and use of gas appliances and more efficient vehicles. In 2021, the costs associated with CONPET, funded by the company's budget, amounted to approximately R$ 527 thousand.

134

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS PETROBRAS Financial Statements as of December 31, 2021

BOARD OF DIRECTORS

EDUARDO BACELLAR LEAL FERREIRA
CHAIRMAN

CYNTHIA SANTANA SILVEIRA	JOAQUIM SILVA E LUNA	MARCELO GASPARINO DA SILVA
MEMBER	MEMBER	MEMBER

MARCELO MESQUITA DE SIQUEIRA FILHO	MÁRCIO ANDRADE WEBER	MURILO MARROQUIM DE SOUZA
MEMBER	MEMBER	MEMBER

RODRIGO DE MESQUITA PEREIRA	ROSANGELA BUZANELLI TORRES (*)	RUY FLAKS SCHNEIDER
MEMBER	MEMBER	MEMBER
SONIA JULIA SULZBECK VILLALOBOS MEMBER

(*) She did not participate in the Board of Directors' meeting to approve the financial statements.

EXECUTIVE BOARD

JOAQUIM SILVA E LUNA
CHIEF EXECUTIVE OFFICER (President)

CLÁUDIO ROGÉRIO LINASSI MASTELLA	FERNANDO ASSUMPÇÃO BORGES	JOÃO HENRIQUE RITTERSHAUSSEN
CHIEF COMMERCIALIZATION AND LOGISTICS OFFICER	CHIEF EXPLORATION AND PRODUCTION EXECUTIVE OFFICER	CHIEF PRODUCTION DEVELOPMENT EXECUTIVE OFFICER

JULIANO DE CARVALHO DANTAS	RAFAEL CHAVES SANTOS	RODRIGO ARAUJO ALVES
CHIEF DIGITAL TRANSFORMATION AND INNOVATION EXECUTIVE OFFICER	CHIEF INSTITUTIONAL RELATIONS AND SUSTAINABILITY EXECUTIVE OFFICER	CHIEF FINANCIAL AND INVESTOR RELATIONS EXECUTIVE OFFICER

RODRIGO COSTA LIMA E SILVA		SALVADOR DAHAN
CHIEF REFINING AND NATURAL GAS EXECUTIVE OFFICER		CHIEF GOVERNANCE AND COMPLIANCE EXECUTIVE OFFICER
EDMILSON NASCIMENTO DAS NEVES CHIEF ACCOUNTING OFFICER (CAO) CRC-RJ-089819/O-8

135

STATEMENT OF DIRECTORS ON FINANCIAL STATEMENTS AND AUDITORS’ REPORT PETROBRAS

In compliance with the provisions of items V and VI of article 25 of CVM Instruction No. 480, of December 7, 2009, the chief executive officer and directors of Petróleo Brasileiro SA - Petrobras, a publicly-held company, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i) reviewed, discussed and agreed with Petrobras' financial statements for the fiscal year ended December 31, 2021;

(ii) reviewed, discussed and agreed with the opinions expressed in the KPMG Auditores Independentes report, regarding Petrobras' financial statements for the fiscal year ended December 31, 2021.

Rio de Janeiro, February 23, 2022.

Joaquim Silva e Luna	Rafael Chaves Santos
Chief Executive Officer	Chief Institutional Relations and Sustainability Executive Officer

Cláudio Rogério Linassi Mastella	Rodrigo Araujo Alves

Chief Commercialization and Logistics Executive Officer	Chief Financial and Investor Relations Executive Officer

Fernando Assumpção Borges	Rodrigo Costa Lima e Silva

Chief Exploration and Production Executive Officer	Chief Refining and Natural Gas Executive Officer

João Henrique Rittershaussen	Salvador Dahan
Chief Production Development Executive Officer	Chief Governance and Compliance Executive Officer

Juliano de Carvalho Dantas
Chief Digital Transformation and Innovation Executive Officer

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KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras.

Rio de Janeiro - RJ

Opinion

We have audited the individual and consolidated financial statements financial statements of Petróleo Brasileiro S.A. - Petrobras S.A. ("Company"), referred to as parent company and consolidated financial statements, respectively, which comprise the statement of Financial Position as of December 31, 2021, and the statement of income, the statement of Comprehensive Income, Statement of Changes in Shareholders’ equity and Statement of Cash Flows for the year then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of Petróleo Brasileiro S.A. - Petrobras, as at December 31, 2021, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with Brazilian accounting policies and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board - IASB.

Basis for Opinion

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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We conducted our audit in accordance with International and Brazilian Standards on Auditing. Our responsibilities under those standards are further described in the “Auditors responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent from the Company and its subsidiaries in accordance with the ethical requirements that are relevant to our audit of the financial statements and are set forth on the Professional Code of Ethics for Accountants and on the professional standards issued by the Regional Association of Accountants, and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not express a separate opinion on these matters.
1 - Assessment of the measurement of the defined benefit obligations for pension and health care plans
According to note 17.3 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company sponsors defined benefit pension plans and health care plans that provide supplementary retirement benefits and medical care to its employees.

The measurement of the actuarial obligation of the pension and health plans is dependent, in part, on the selection of certain actuarial assumptions. These assumptions include the discount rate and projected medical costs. The Company hires external actuaries to assist in the process of assessing the actuarial assumptions and valuing the obligations under its pension and health care plans.

We considered the measurement of the defined benefit obligations for the pension and health care plans as a key audit matter due to the level of judgment inherent to the actuarial assumptions determination, as well as for the significant impact that minor changes on these assumptions could have on the actuarial obligations of the pension and health care plans.

Our audit procedures included, but were not limited to:

-     Tests of design and effectiveness of certain internal controls related to the process of measuring the actuarial liability, including controls related to the development, review and approval of the discount rates and projected medical costs assumptions;

-     Assessment of the scope, competency, and objectivity of the external actuaries hired to assist in estimating the actuarial obligations for the pension and health care plans, including the nature and scope of the work performed, their professional qualifications and experiences; and

-     Assessment, with the support of our specialists on actuarial calculation, of the assumptions such as discount rates and projected medical costs, including comparing them to external sources.

According to the evidence obtained from performing the procedures described above, we considered that the measurement of the actuarial liability is acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2021.

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2 - Evaluation of the impairment testing of exploration and production cash generating units (“CGUs”)
According to note 25 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

For the impairment of PP&E and intangible, the Company identifies its cash generating units (“CGUs”), estimates the recoverable amount of each CGUs based on a projected cash flow for each CGU, and compares to their carrying amount. The cash flow projections used to determine the recoverable amount depend on certain future assumptions such as: Brent oil price, exchange rate (Real/Dollar), capitalizing expenditures (”CAPEX”), operating expenditure (“OPEX”), and volume and timing of recovery of the oil and gas reserves. The recoverable amount is also sensitive to minor changes in the discount rate used in the cash flow.

The definition of exploration and production CGUs considers operational factors that impact the interdependencies between oil and gas assets, and, consequently, alter the aggregation or segregation of the exploration and production areas into CGUs.

Due to the level of complexity and subjectivity on the definition of exploration and production´s CGUs, and on the estimate of the recoverable amount, we considered this as a key audit matter.

Our audit procedures included, but were not limited to:

-     Tests of design and effectiveness of certain internal controls related to the process of determining the recoverable amount of exploration and production´s CGU assets, including controls related to the review and approval of the determination of the CGUs, and of the key assumptions used to estimate the recoverable amount;

-     For changes in exploration and production CGUs during the year, we assessed the operational factors considered by the Company for these changes, and compared them to information obtained from internal and external sources;

-     Assessment of the determination of recovery of oil and gas reserves estimates, by comparing it with volumes certified by external reservoirs experts hired by the Company, and, for a selection of CGUs, with historical data on production;

-     Assessment of the scope, competency, and objectivity of the external reservoir specialists hired by the Company that certified the estimated reserve volumes. This included assessing the nature and scope of the work they were engaged to perform and their professional qualifications and experience;

-     Assessment, for a selection of CGUs, of the CAPEX and OPEX used on the cash flow projection by comparing to the latest business plan approved by the Company, and its long-term budgets; and

-     Assessment of Company’s ability to project cash flows by comparing the prior years’ estimated cash flows with actual Company´s cash flows for the year ended December 31, 2021 for a selection of CGUs.

With the support of our corporate finance specialists, assessment of the key assumptions used in the impairment testing such as the discount rates, future oil and gas prices and the exchange rates by comparing them against external market data.

According to the evidence obtained from performing the procedures described above, we considered that the recoverable amounts for the exploration and production CGUs are acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2021.

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3 – Evaluation of provisions and disclosures for certain specific labor, civil and tax lawsuits
According to note 18 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company is involved in tax, civil and labor lawsuits during the normal course of its activities.

The Company records provisions for these lawsuits when it is probable that an outflow of cash will be required to settle a present obligation, and when the outflow can be reasonably estimated. The Company discloses a contingency whenever the likelihood of loss of the lawsuit is considered possible, or when the likelihood of loss is considered probable but it is not possible to reasonably estimate the amount of the outflow.

We considered this subject to be a key audit matter due to the level of judgment embedded on estimating the related amounts, and the likelihood of an outflow of resources, coming from the most significant labor, civil and tax lawsuits.

Our audit procedures included, but were not limited to:

-     Tests of design and effectiveness of certain internal controls related to the process of evaluating the lawsuits, including controls related to the review and approval of the determination of the likelihood of an outflow of resources, and the estimate of the amount, as well as controls over the individual and consolidated financial statements disclosures;

-     Assessment of the scope, competency, and objectivity of the internal and external legal counsel that support the Company on the definition of the estimated amounts, and the likelihood of an outflow of resources, as well as their professional qualifications and experience;

-     Assessment of confirmations, received directly from the external legal counsels, that included an assessment of the likelihood of loss and the estimate of the amounts. We compared these assessments and estimates to those used by the Company, and evaluated the sufficiency of the legal contingency disclosures; and

-     Assessment of Company’s ability to prepare these estimates by comparing the amounts paid upon resolution of legal proceedings during the year to the amounts previously provided for.

According to the evidence obtained from performing the procedures described above, we considered acceptable the level of provision for the lawsuits referred above, as well as to the respective disclosures in the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2021.

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4 - Evaluation of the estimate of the provision for decommissioning costs
According to note 19 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

As a consequence of its operations, the Company incurs on costs related to the obligation to restore the area environment upon abandonment.

The Company’s estimate of the provision for decommissioning costs includes assumptions in relation to the extent of the obligations assumed for environmental restoration and the dismantlement and removal of oil and gas production facilities, as well as the timing and estimated costs of the abandonment.

We identified the evaluation of the estimate as a key audit matter due to the level of judgment involved on determining the respective assumptions, especially on the extent of the obligations assumed for the environmental rapair, which is the criteria to be met when the restoration actually occurs, the timing and estimated costs of abandonment.

Our audit procedures included, but were not limited to:

-     Tests of design and effectiveness of certain internal controls related to the process of defining the provision for decommissioning areas estimate, . including controls related to the development, review and approval of the key assumptions such as timing of area abandonment and estimated costs of decommissioning;

-     Assessment of the assumption of abandonment timing used by the Company, by comparing the production curves and useful life of the oil and gas reserves used in the estimate, with oil reserve volumes certified by external reservoirs experts hired by the Company;

-     Assessment of the estimated costs of decommissioning by comparing with external industry reports;

-     Assessment of the scope, competency, and objectivity of the Company´s internal engineers responsible for the production curves and useful life of the oil and gas reserves, as well as the external reservoir experts hired by the Company to certify the reserve volumes. This included assessing the nature and scope of the work performed, and their professional qualifications and experience;

-     Assessment of Company’s ability to prepare this estimate by comparing a selection of actual expenditure incurred with the decommissioning of oil and gas production facilities already under abandonment, to the provision for decommissioning previously registered.

According to the evidence obtained from performing the procedures described above, we considered that the amount of provision for decommissioning costs is acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2021.

Other matters

Statements of value added

The individual and consolidated statements of value added for the year ended December 31, 2021, prepared under the responsibility of the Company's management, and presented as supplementary information for IFRS purposes, were submitted to the same audit procedures followed together with the audit of the Company's financial statements. In order to form our opinion, we evaluated whether these statements are reconciled to the financial statements and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these statements of value added have been adequately prepared, in all material respects, according to the criteria set on this Technical Pronouncement and are consistent with the individual and consolidated financial statements taken as a whole.

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Other Information

The Company's management is responsible for the other information. The other information comprises the Management’s Report and the Financial Performance Report.

Our opinion on the individual and consolidated financial statements does not cover the Management’s Report and the Financial Performance Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management’s Report and the Financial Performance Report and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work performed, we conclude that there is material misstatement in the Management’s Report and in the Financial Performance Report, we are required to report on such fact. We have nothing to report on this respect.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries' financial reporting process.

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Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that the examination performed in accordance with Brazilian and international standards on auditing will always detect possible existing material misstatements. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of the examination performed in accordance with Brazilian and international standards on auditing, we exercised professional judgment and maintained professional skepticism throughout the audit. We also:

-     Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve the act of collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

-     Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

-     Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

-     Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries' ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor´s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

-     Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

-     Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, February 23, 2022

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Marcelo Gavioli

Accountant CRC 1SP201409/O-1

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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REPORT OF THE FISCAL COUNCIL

PETROBRAS

REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Petróleo Brasileiro SA - PETROBRAS, in the exercise of its legal and statutory functions, in a meeting held on this date, examined the following documents issued by PETROBRAS and appreciated by the Board of Directors, on February 23, 2022: I - Report of the Administration of the 2021 Financial Year; II - Financial Statements for the year ended December 31, 2021 and III - Dividend Distribution Proposal for the year 2021.

Based on the examinations carried out, considering the accounting practices adopted in Brazil, the information provided by Management and the Independent Auditors' Report on the individual and consolidated Financial Statements, issued without reservations by KPMG Auditores Independentes, dated February 23, 2022, the Fiscal Council believes that the documents presented are in a position to be appreciated by the Annual General Meeting of Shareholders of PETROBRAS.

The Fiscal Council members declare that they are not aware of any other events that may affect the Financial Statements for the year ended December 31, 2021.

Rio de Janeiro, February 23, 2022.

Agnes Maria de Aragão da Costa

Chairman

Jeferson Luís Bittencourt Counselor	Patrícia Valente Stierli Counselor
Michele da Silva Gonsales Torres Counselor	Sergio Henrique Lopes de Sousa Counselor

Eduardo Damazio da Silva Rezende

Technical Advisor

CRC/RJ- 084155/O-3

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SUMMARIZED ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - FISCAL YEAR 2021

PETROBRAS

To the Board of Directors of

Petróleo Brasileiro S.A.- Petrobras

Presentation

The Statutory Audit Committee (“SAC” or “Committee”) is a permanent body, directly linked to the Board of Directors of Petróleo Brasileiro S.A. - Petrobras (“Company”), has its own Internal Regulations (“Rules”), being governed by the rules provided for in Brazilian legislation and other regulations - especially by Law No. 13,303, of June 30, 2016, Decree No. 8,945, of December 27, 2016 and CVM Instruction No. 308 of the Brazilian Securities Commission, of May 14, 1999, as amended by CVM Instruction 509, of November 16, 2011, and other applicable regulations, including the Sarbanes-Oxley Act (“SOx”) and rules issued by the U.S. Securities and Exchange Commission (“SEC”) and the Stock Exchange New York Securities (“NYSE”).

The Statutory Audit Committee's purpose is to assist the Board of Directors in the exercise of its functions, acting mainly on (i) the quality, transparency and integrity of the annual and quarterly consolidated financial statements; (ii) the effectiveness of the internal control processes for the production of financial reports; (iii) the performance, independence and quality of the work of the independent auditors and the Internal Auditors; (iv) risk management; (v) transactions with related parties; (vi) the actuarial calculations and results of the plans and benefits maintained by the Fundação Petrobras de Seguridade Social; (vii) monitoring the activities of the health care plan in the self-management modality; and (viii) the adequacy of actions to prevent and combat fraud and corruption.

The SAC is composed of 4 (four) members, chosen by the Board of Directors from among its members. At least 01 (one) of the members of the SAC must be a member of the Petrobras Board of Directors elected by the minority shareholders or by the holders of preferred shares.

Summary of activities in 2021

In the period from March 02, 2021 (first regular meeting of the SAC after consideration of the 2020 Financial Statements) to February 21, 2022 (until the regular meeting of the SAC that examined the 2021 Financial Statements), the Statutory Audit Committee of Petrobras held 46 meetings which covered 242 agendas (*), involving Board Members, Fiscal Council Members, Members of the Integrity Committee, Members of the Petrobras Ethics Committee, Executive Officers, Executive Managers, General Counsel, General Ombudsman, Internal Auditors, Independent Auditors, Internal and External Lawyers and members of Audit Committees for Petrobras Equity Interests, segregated as follows:

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146

Subtitle:

AGUP – Ultra Deep Waters

SACCO - Statutory Audit Committee of the Petrobras Conglomerate

CI – Integrity Committee

CMI - Commercialization in the Internal Market

CME - Commercialization in the Foreign Market

CONTRIB - Accounting and Tax

DNL - Logistics Business Development

DGC - Corporate Governance Board

INC - Corporate Integrity

INP – Business Integration and Participations

G&E - Gas and Energy

GIA-E&P - Integrated Management of Exploration and Production Assets

PDP - Production Development Projects

RES - Reservoirs

RH - Human Resources

RS - Social Responsibility

SEGEPE - Petrobras General Secretariat

SI - Information Security

SIPP - Integrated Supervision of Pension Plans

SRGE - Surface, Refining, Gas and Energy Systems

TIC - Information Technology and Telecommunications

CI and FC Risk Matrix - Internal Controls and Fraud and Corruption Risk Matrix

During this period, the SAC issued 80 manifestations, which represents an average of 1.8 manifestations per meeting. The manifestations can be requests, orientations and suggestions, as defined in the standard of operation of the SAC:

- Requests are those in which the responsible units must return to the Committee, according to the defined term or for periodic monitoring, such as follow-up;

- The guidelines are those that the Committee expects to be followed by the responsible units, with no mandatory return to the Committee, and are generally related to the matters referred;

- Suggestions are those issued to the responsible units, who will carry out an assessment of pertinence and opportunity for reception.

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Over the period, 83 Requests were monitored, considering Requests issued in the period and in previous periods that were still open, of which 68 were answered in that period.

Subtitle:

AGUP – Ultra Deep Waters

SACCO - Statutory Audit Committee of the Petrobras Conglomerate

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CI – Integrity Committee

CME - Commercialization in the Foreign Market

CONTRIB - Accounting and Tax

DGC - Corporate Governance Board

G&E - Gas and Energy

GIA-E&P - Integrated Management of Exploration and Production Assets

RH - Human Resources

SIPP - Integrated Supervision of Pension Plans

TIC - Information Technology and Telecommunications

Among the activities carried out in the year, the following stand out:

• Monitoring the process of preparing the financial statements and quarterly financial information, related to the year ended on December 31, 2021, through meetings with administrators and independent auditors;

. Monitoring of the matrix of risks classified as High and Very High, of the Prioritized Risks for reporting purposes to Senior Management, in addition to the appreciation of Petrobras' Corporate Risk Appetite Statement;

• Receiving, forwarding and monitoring complaints through the Integrity Report and the Integrated Report of the General Ombudsman's Office;

• Monitoring the 2021 Annual Plan of Internal Audit Activities, where the SAC became aware of the points of attention and recommendations arising from the work of the Internal Audit, as well as monitoring the remedial measures adopted by Management;

• Monitoring of processes through Continuous Audit;

• Evaluation of the Petrobras related party transaction report, review of the Related Party Policy and evaluation of 21 guidelines for prior analysis of related party transactions;

. Quarterly monitoring of the Internal Controls and Fraud and Corruption Risk Matrix (covering the challenges and mitigation actions, and the materiality matrix to support the selection of these challenges to the risks of fraud and corruption) and monitoring of the Implementation Plan of the General Law of Data Protection (LGPD);

• Evaluation of the Semiannual Management Report for the Sponsorship of Pension Benefit Plans, and monitoring of Petros' Governance and Investment Policy;

• Monitoring the “waves” of implementation of the Petrobras Health Association (APS);

• Holding of 2 (two) joint meetings with the Fiscal Council, and holding 16 meetings, as agenda items, with the Audit Committee of the Petrobras Conglomerate (SACCO) and with the audit committees of the companies of the Petrobras conglomerate that have own SAC (Local SAC), namely: Transpetro's SAC, TBG's SAC and Gaspetro's SAC;

• Monitoring the evolution of the Internal Controls automation project and the #tranS4mar Project, which encompasses a set of technological transformations and whose main initiative is to change the integrated management system (ERP).

Recommendations to the Executive Board

In the debates established at the meetings, held during the period in question, with the managers of the various areas of the Company, recommendations were made to improve the control and business management processes.

Conclusions and recommendation to the Board of Directors

During the year of 2021, the members of the Statutory Audit Committee, bearing in mind the attributions and limitations inherent to the scope of their performance, considering all the analyzes, studies and debates carried out during the meetings and the monitoring and supervision work carried out, previously here described in summary form, concluded that:

(i) the internal control processes for the production of financial reports were effective and the actions to prevent and combat fraud and corruption were adequate;

(ii) the Independent Audit was effective and no occurrence was reported that could compromise its independence;

(iii) the management and monitoring of the main risk factors was managed by Management;

(iv) transactions with related parties evaluated and monitored in the period complied with Petrobras' Policy on Transactions with Related Parties and provided evidence regarding the existence of strictly commutative conditions, transparency, equity, interest of the Company and adequate and timely disclosure; and

(v) the parameters on which the actuarial calculations were based, as well as the result of the benefit plans maintained by the Petrobras Social Security Foundation are reasonable and in line with the best market practices.

The year of 2021 was a very productive period for Petrobras' Statutory Audit Committee, with emphasis on the activities of monitoring the quality of financial statements, internal controls, compliance and risk management, in order to ensure balance, the transparency and integrity of the financial information published for investors.

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In this context, as a result of all the monitoring and supervision work carried out by the Committee, SAC declares that no significant divergence situation has been identified between Management, KPMG's Independent Auditors and the Statutory Audit Committee itself in relation to the financial statements for the year ended December 31, 2021, with all relevant facts adequately disclosed in the audited Financial Statements for ended December 31, 2021.

The Statutory Audit Committee registers acknowledgement and recognition to the members of Statutory Audit Committee Omar Carneiro da Cunha Sobrinho, Paulo Cesar de Souza e Silva and Cynthia Santana Silveira for the relevant contributions to the work carried out by the SAC.

Rio de Janeiro, February 21, 2022.

Márcio Andrade Weber

Chairman of the Statutory Audit Committee

Murilo Marroquim de Souza

Member of the Statutory Audit Committee

Rodrigo de Mesquita Pereira

Member of the Statutory Audit Committee

Valdir Augusto de Assunção

Member of the Statutory Audit Committee

Financial and corporate accounting specialist

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer